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Filed pursuant to Rule 424(b)(4)
Registration No. 333-129771

6,875,000 American Depositary Shares

Patni Computer Systems Limited

        Each American Depositary Share Represents
Two Equity Shares

        This is the initial public offering of American Depositary Shares, or ADSs, representing equity shares of Patni Computer Systems Limited.

        Patni is offering 5,125,000 of the ADSs to be sold in the offering. The selling shareholders identified in this prospectus are offering an additional 1,750,000 ADSs. Each ADS represents two equity shares. The ADSs are evidenced by American Depositary Receipts, or ADRs. Patni will not receive any of the proceeds from the sale of the shares being sold by the selling shareholders.

        Prior to this offering, there has been no public market for the equity shares or ADSs in the United States. Patni's equity shares are traded in India on The Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The ADSs have been approved for listing on the New York Stock Exchange under the symbol "PTI".

        See "Risk Factors" on page 9 to read about factors you should consider before buying the ADSs.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$20.340	$139,837,500
Underwriting discount	$1.0170	$6,991,875
Proceeds, before expenses, to Patni	$19.323	$99,030,375
Proceeds, before expenses, to the selling shareholders	$19.323	$33,815,250

        To the extent that the underwriters sell more than 6,875,000 ADSs, the underwriters have the option to purchase up to an additional 1,031,250 ADSs from Patni at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the ADSs against payment in New York, New York on December 13, 2005.

Goldman Sachs (Asia) L.L.C.  Merrill Lynch & Co.  ABN AMRO Rothschild LLC

Jefferies	Macquarie Bank Limited

Prospectus dated December 7, 2005

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before investing in our ADSs. You should read the following summary together with the more detailed information regarding our company and the ADSs being sold in this offering, including "Risk Factors" and our consolidated financial statements and notes included elsewhere in this prospectus.

Company Overview

        We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry-focused practices, including insurance, manufacturing, financial services and telecommunications, and through technology-focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

        We have in-depth knowledge in our industry and technology practices. Insurance, manufacturing and financial services accounted for 32.8%, 28.3% and 19.2% of our revenues in 2004 and 28.6%, 22.3% and 16.2% for the nine months ended September 30, 2005. In November 2004, we enhanced our expertise in the telecommunications industry by acquiring Cymbal Corporation, a U.S.-based IT services company. We also have knowledge, experience and a growing presence in other industries including retail, energy and utilities, logistics and transportation, and media and entertainment. Our technology practices offer research, design and development services for product engineering and to independent software vendors, or ISVs. Through our dedicated sales and management teams in each of our industry and technology practices, we believe we are able to provide better client service, effectively cross-sell services to our existing clients and develop new client relationships.

        We have a track record of successfully developing and managing large, long-term client relationships with some of the world's largest and best known companies. Our top ten clients include General Electric, one of our principal shareholders, and State Farm Insurance, which together accounted for approximately 46.6% of our revenues in 2004, as well as ABN AMRO Services Company, Hitachi, MetLife and St. Jude Medical. Our customer base has increased significantly from 87 clients as of December 31, 2002 to 170 clients as of December 31, 2004 and 191 clients as of September 30, 2005. Several of our key executives are located in our client geographies to better develop and maintain client relationships at senior levels. Repeat business accounted for 90.3% and 88.8% of our revenues in 2003 and 2004 and 92.5% of our revenues during the nine months ended September 30, 2005.

        Our revenues grew from $142.6 million in 2001 to $326.6 million in 2004, representing a compound annual growth rate of 31.8%. Our net income grew from $25.1 million in 2001 to $56.7 million in 2004, representing a compound annual growth rate of 31.2%. Our total number of employees was 9,661 as of December 31, 2004 and 11,237 as of September 30, 2005. In light of this growth, we are investing in new high-tech facilities, which we refer to as "knowledge parks", designed for expanding our operations and training our employees. As of September 30, 2005 we had 186 sales and marketing personnel supported by dedicated industry specialists in 24 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Our Competitive Strengths

        We believe our competitive strengths enable us to deliver high-quality, efficient and scalable services. These strengths include:

        Focused Industry Expertise.    We have extensive experience and knowledge in our industry and technology practices, which we use to provide solutions that respond to the technological challenges faced by our clients.

        Successful Client Relationships.    We have demonstrated the ability to build and manage large client relationships. Our established, long-term relationships have typically started by performing discrete projects, and expanded to providing multiple service offerings spread across the client's businesses. We are flexible and responsive to the evolving demands and needs of our clients, irrespective of their size.

        Extensive Suite of IT Services.    We provide a comprehensive range of IT services, including application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services, which we leverage to capitalize on opportunities throughout our clients' organizations.

        Delivery and Operational Excellence.    Through our mature global delivery model, we deliver high quality and cost-effective IT services from multiple locations in a reduced timeframe.

        Highly-skilled Professionals.    We have a highly qualified management team with a broad range of experience in the IT industry. Most of our senior management team has worked as a team for over twenty years.

Our Strategy

        We seek to further enhance our position as a leading Indian provider of integrated IT services and solutions through our global delivery model. To achieve this we intend to:

  •
  Penetrate and Grow Strategic Client Accounts

  •
  Strengthen and Broaden our Industry Expertise

  •
  Strengthen and Broaden our Service Lines

  •
  Optimize and Expand Delivery Capability

  •
  Build our Brand Globally

  •
  Pursue Strategic Acquisitions

Company Information

        Founded in 1978, our corporate headquarters are in Mumbai, India, with our North American headquarters in Cambridge, Massachusetts. Initially, we were involved in both the sale of computer hardware and the export of software services. The computer hardware business was operated through PCS Technology Limited (and related companies), or PCSTL. In 1999, we transferred our shares in PCSTL and certain non-operating assets to other related companies, at which time we became a company focused on providing IT services.

        General Atlantic Mauritius Limited, or General Atlantic, made a significant investment in our company in 2002. We completed our initial public offering of equity shares in India in February 2004.

        Patni Computer Systems Limited was incorporated under the laws of India and our executive offices are located at Akruti Softech Park, MIDC Cross Road No. 21, Andheri (East), Mumbai 400 093, India. Our telephone number is +91 22 5693 0500. Our website address is www.patni.com. The information contained on our website does not constitute a part of this prospectus.

The Offering

ADSs offered by us	5,125,000
ADSs offered by the selling shareholders	1,750,000
ADSs/equity share ratio	Each ADS represents two equity shares, par value Rs. 2 per share.
ADSs to be outstanding immediately after the offering	6,875,000
Equity shares outstanding before the offering	125,344,384
Equity shares outstanding after the offering	135,594,384
Offering price	$20.34 per ADS.
Selling shareholders	See "Principal and Selling Shareholders" for information on the selling shareholders in the offering.
Option to purchase additional ADSs
We have granted the underwriters, to the extent that they sell more than 6,875,000 ADSs, the option to purchase up to an additional 1,031,250 ADSs from us at the initial public offering price, less the underwriting discount.
The ADSs	The ADSs will be evidenced by ADRs.
• The depositary will be the holder of the equity shares underlying your ADSs and you will have rights as provided in the deposit agreement and the ADRs.
• You may turn in your ADSs to the depositary in exchange for equity shares underlying your ADSs.
• The depositary will charge you fees for exchanges.

You should carefully read "Description of American Depositary Shares" to better understand the terms of the ADSs. You should also read the deposit agreement and the form of the ADRs, which are exhibits to the registration statement that includes this prospectus.
Payment and settlement
The ADSs are expected to be delivered against payment on December 13, 2005. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Listing
The ADSs have been approved for listing on the New York Stock Exchange under the symbol "PTI". Our outstanding equity shares are traded in India on The Bombay Stock Exchange Limited and the National Stock Exchange of India Limited, which are collectively referred to in this prospectus as the Indian Stock Exchanges.
Depositary	The Bank of New York.
Shares to be listed on the Indian Stock Exchanges
As an ADR holder you may not surrender your receipt for the purpose of withdrawing the deposited securities until we have received confirmation from the Indian Stock Exchanges that such equity shares have been listed for trading thereon and have therefore become listed shares. While the equity shares sold by the selling shareholders are currently listed shares, the equity shares sold by us are not yet listed. We expect to receive confirmation from the Indian Stock Exchanges approximately forty-five (45) calendar days after the offering, or after the exercise by the underwriters of the overallotment option, as the case may be, that equity shares that we issue and deliver to the depositary in connection with the offering are listed shares.
Lock-up
We, Mr. Narendra K. Patni and his relatives and entities controlled by him or them, Mr. Gajendra K. Patni and his relatives and entities controlled by him or them, Mr. Ashok K. Patni and his relatives and entities controlled by him or them, and General Atlantic Mauritius Limited have agreed with the underwriters, without the prior consent of the underwriters, other than the ADSs sold in this offering and the equity shares underlying such ADSs, and subject to certain other exceptions, for a period of 180 days following the date of this prospectus, not to offer, sell, or contract to sell, directly or indirectly, or otherwise dispose of any of our equity shares or ADSs or any economic interests therein. See "Underwriting."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Summary Consolidated Financial Data

        The summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The summary data presented below under the captions "Statement of Income Data", "Balance Sheet Data" and "Cash Flow Data" for, and as of the end of, each of the years in the five-year period ended December 31, 2004, are derived from our consolidated financial statements and have been prepared and presented in accordance with U.S. GAAP. The summary data presented below under the same captions for, and as of the end of, each of the nine month periods ended September 30, 2004 and 2005 are derived from our unaudited condensed consolidated financial statements, which in our opinion have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The consolidated financial statements as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and the report thereon and the unaudited condensed consolidated financial statements for, and as of the end of, the nine-month periods ended September 30, 2004 and 2005, are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected for any future period.

        We have restated our financial statements to reflect the correct application of SFAS 150 (which affected our 2003 and 2004 financial statements) and to reflect the effects of recognition of additional payroll and related taxes for our international operations primarily on account of certain wages paid, and short-term benefits given, to our employees when working outside of India (which affected our financial statements for fiscal years 2001, 2002, 2003 and 2004 as well as our financial statements for the nine-month period ended September 30, 2004).

	Fiscal Year ended December 31,					Nine months ended September 30,
	2000	2001	2002	2003	2004	2004	2005
		(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
						(unaudited)
	(in thousands, except share data)
Statement of Income Data
Revenues	$48,373	$62,063	$92,416	$147,641	$223,141	$155,603	$248,883
Revenues from a significant shareholder	52,839	80,500	95,858	103,402	103,441	78,247	77,547
Cost of revenues	59,073	84,026	106,702	155,182	199,951	141,874	209,085

Gross Profit	$42,139	$58,537	$81,572	$95,861	$126,631	$91,976	$117,345

Selling, general and administative	17,070	28,585	37,785	49,760	60,700	43,501	65,550
Provision for doubtful debts and advances	1,144	1,071	1,748	305	496	686	75
Foreign exchange (gain) loss, net	(1,102)	(616)	(317)	(172)	2,082	2,422	(648)

Operating Income	25,027	29,497	42,356	45,968	63,353	45,367	52,368

Interest and dividend income	1,179	1,221	706	1,573	4,223	3,097	3,106
Interest expenses	(1,858)	(1,861)	(751)	(257)	(322)	(237)	(898)
Gain on sale of Investments, net	2,464	(92)	391	1,278	144	87	1,054
Other Income (expenses), net	58	(67)	(87)	(93)	(1,819)	(1,436)	362
Change in fair value of put option(1)	—	—	—	1,186	—	—	—

Income before income taxes	26,870	28,698	42,615	49,655	65,579	46,878	55,992

Income taxes	4,707	3,623	7,859	7,433	8,927	6,558	9,829
Cumulative effect due to change in accounting principle (SFAS No. 150)(1)	—	—	—	3,274	—	—	—

Net income	$22,163	$25,075	$34,756	$45,496	$56,652	$40,320	$46,163

Earnings per share	$0.24	$0.27	$0.25	$0.41(2)	$0.46	$0.33	$0.37
Weighted average number of common and redeemable common shares used in computing earnings per share
—Basic	90,693,934	93,735,000	99,059,168	111,420,849	123,066,042	122,436,980	125,071,300
—Diluted	90,693,934	93,735,000	99,059,168	111,420,849	124,084,992	123,584,141	126,662,402
Cash dividend per equity share	$0	$0.002	$0.008	$0.009	$0.025	—	—

(1)
See Note 3 to our consolidated financial statements for the years ended December 31, 2003 and December 31, 2004 for a discussion on the restatement in respect of our 2003 and 2004 financial statements relating to the correct application of SFAS 150 and the restatement in respect of our financial statements for fiscal years 2001, 2002, 2003 and 2004, relating to the effects of recognition of additional payroll and related taxes for our international operations primarily on account of certain wages paid, and short-term benefits given, to our employees when working outside of India.

(2)
Including $0.03 relating to cumulative effect of restatement due to the correct application of SFAS 150.

	Fiscal Year ended December 31,					Nine months ended September 30,
	2000	2001	2002	2003	2004	2004	2005
		(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
						(unaudited)
	($ in thousands)
Balance Sheet Data
Total assets	71,377	103,307	161,155	222,186	364,259	326,569	425,479
Cash and cash equivalents	7,574	25,655	32,801	47,940	77,143	40,742	31,806
Investments in securities (including liquid mutual fund units)	3,793	483	35,341	49,245	85,623	133,765	132,570
Capital lease obligations and long-term debt (excluding current installments)	7,379	6760	301	357	391	425	449
Redeemable share capital	15,479	18174	117,373	—	—	—	—
Total shareholders' equity	32,674	53,525	7,001	169,994	298,494	268,647	335,577
	Fiscal Year ended December 31,					Nine months ended September 30,
	2000	2001	2002	2003	2004	2004	2005
		(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
						(unaudited)
	($ in thousands)
Cash Flow Data
Net cash provided by (used in):
Operating activities	7,994	29,271	50,159	41,382	49,685	35,112	55,668
Investing activities	(2,636)	(12,586)	(46,112)	(28,088)	(86,745)	(102,335)	(94,567)
—Purchase of property, plant and equipment	(11,072)	(15,497)	(12,849)	(14,014)	(22,851)	(16,408)	(42,527)
Proceeds from investment securities and liquid mutual funds	32,350	13,644	42,823	142,736	223,649	151,648	333,953
Payments for acquisition, net of cash acquired	—	—	—	(3,038)	(32,450)	—	(5,679)
Financing activities	(5,758)	2,017	3,369	(893)	60,791	61,360	(5,434)
Capital expenditures	11,072	15,497	12,849	14,014	22,851	16,408	42,527

(1)
See Note 3 to our consolidated financial statements for the years ended December 31, 2003 and December 31, 2004 for a discussion on the restatement in respect of our 2003 and 2004 financial statements relating to the correct application of SFAS 150 and the restatement in respect of our financial statements for fiscal years 2001, 2002, 2003 and 2004, relating to the effects of recognition of additional payroll and related taxes for our international operations primarily on account of certain wages paid, and short-term benefits given, to our employees when working outside of India.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

        Except where the context otherwise requires and for purposes of this prospectus only:

  •
  "we," "us,", "our", "our company" and "Patni" refer to Patni Computer Systems Limited and its subsidiaries;

  •
  "India" refers to the Republic of India; and

  •
  all references to "Indian rupees," "rupees" and "Rs." are to the legal currency of India and all references to "U.S. dollars," "dollars" and "$" are to the legal currency of the United States.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

        For investors outside the United States: Neither we nor any selling shareholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

        This prospectus includes statistical data about the information technology, or IT, industry that comes from information published by sources including Gartner, Inc. and the International Data Corporation, or IDC, providers of market and strategic research for the IT industry, and the National Association of Software and Service Companies, or NASSCOM, an industry trade group in India. This type of data represents only the estimates of these groups and other sources of industry data. In addition, although we believe that data from these sources is reliable, we caution you not to place undue reliance on this data.

RISK FACTORS

        An investment in American Depositary Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before investing in our ADSs. Our business, financial condition and results of operations could be seriously harmed by any of these risks. The trading price of our ADSs or equity shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to our Operations

Our revenues are highly dependent on a limited number of clients and the loss of any one of our major clients could adversely affect our revenues.

        We derive a significant portion of our revenues from a limited number of clients in a few select industries. In 2003 and 2004, our largest client and one of our principal shareholders, General Electric, accounted for 41.2% and 31.7% of our revenues and our second largest client, State Farm Insurance, accounted for 17.4% and 14.9% of our revenues. For the nine months ended September 30, 2005 General Electric and State Farm Insurance accounted for 23.8% and 12.1% of our revenues. In 2003 and 2004, our top ten clients accounted for 79.6% and 69.0% of our revenues and for the nine months ended September 30, 2005, accounted for 61.0% of our revenues. As a result of our reliance on a limited number of clients, we may face pricing and other competitive pressures. The volume of work performed for specific clients is likely to vary from year to year, especially since we are not the exclusive external service provider for substantially all of our clients. In addition, there are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. For example, our clients may decide to reduce spending on IT services or sourcing from us due to a challenging economic environment and other factors, both internal and external, relating to their business such as restructuring or supplier rationalizations. The loss of any one of our major clients, a decrease in the volume of work they outsource to us or a decrease in the price at which we sell our services to them could adversely affect our revenues.

Our client contracts, including those with our two largest customers, typically can be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

        Our clients typically retain us through non-exclusive master services agreements, or MSAs. Most of our client project contracts, including those that are on a fixed-price and fixed-price service level agreement, or SLA, basis, can be terminated with or without cause, with 0 to 90 days notice and without termination-related penalties. Our MSAs typically do not include any commitment by our clients to give us a specific volume of business or future work. Additionally, certain of our MSAs do not require the client to make payments for any services or work product reasonably deemed unacceptable to the client. Our business is dependent on the decisions and actions of our clients, many of which are outside our control, that might result in the termination of a project or the loss of a client and we could face liabilities as a result of such termination. Our clients may demand price reductions, change their outsourcing strategy by limiting the number of suppliers they use, moving more work in-house or to our competitors or replacing their existing software with packaged software supported by licensors. Any of these decisions or actions could adversely affect our revenues and profitability.

Our revenues are highly dependent on clients located in the United States. Economic slowdowns or factors that affect the economic health of the United States may adversely affect our business.

        In 2003 and 2004, approximately 88.8% and 87.8% of our revenues were derived from clients located in the United States. For the nine months ended September 30, 2005, 85.0% of our revenues were derived from clients located in the United States. If the current economic recovery in the United States does not continue, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services.

Our clients operate in a limited number of industries. Factors that adversely affect these industries or IT spending by companies within these industries may adversely affect our business.

        We derive a large proportion of our revenues from clients which operate in a limited number of industries. In 2003 and 2004, we derived 33.2% and 32.8% of our revenues from the insurance industry, 34.0% and 28.3% of our revenues from the manufacturing industry, and 18.6% and 19.2% of our revenues from the financial services industry. For the nine months ended September 30, 2005, we derived 28.6% of our revenues from the insurance industry, 22.3% from the manufacturing industry, 16.2% from the financial services industry and 14.5% from the telecommunications industry. Any significant decrease in IT services spending by clients in these industries or other industries from which we derive significant revenues in the future may reduce the demand for our services. Further, any significant decrease in the growth of the insurance, manufacturing, financial services or telecommunications industries, or significant consolidation in those industries, or any decrease in growth or consolidation in other industry segments in which we operate, may reduce the demand for our services.

We face intense competition for employees in our market. Our success depends in large part upon our highly skilled software professionals and our ability to attract and retain these personnel.

        Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly-skilled software professionals, particularly project managers and other mid-level professionals. Our attrition rates have been high due to a highly competitive labor market in India. Our attrition rates were 20.3% and 19.4% in 2003 and 2004. Our attrition rate was 18.6% for the nine months ended September 30, 2005. We define our attrition rate as the ratio of the number of employees that have left us during a defined period to the average number of employees that are on our payroll during such period.

        We invest in training the professionals that we hire to perform the services we provide. These professionals are often targeted by the lateral recruitment efforts of our competitors. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects may be impaired and our revenues could decline. In addition, we may not be able to expand our business effectively. We believe that there is significant worldwide competition for software professionals with the skills necessary to perform the services we offer, including from non-Indian, international service providers such as Accenture Limited, or Accenture, and International Business Machines Corporation, or IBM. Additionally, we may not be able to redeploy and retrain our software professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences.

Our revenues, expenses and profits are difficult to predict and can vary significantly from quarter to quarter. This could cause the market value of our equity shares and the ADSs to decline.

        Our quarterly operating results may vary significantly from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could lead to a significant decline of the market value of our equity shares and the ADSs.

        In the seven quarters ended September 30, 2005, our quarterly revenue growth varied from 2.2% to 13.0% and during the same period our operating income as a percentage of revenues also varied significantly. As a large part of any quarter's revenues are derived from existing customers, revenue growth can vary due to project start and stops and customer-specific situations. Operating income variation is due to various factors such as changes in compensation, which are typically effected in the second quarter and reduce our operating margin in such quarter; changes in our use of onsite subcontractors, with higher usage in any quarter leading to lower operating income; changes in the ratio of onsite and offshore services, with higher offshore revenues enhancing the particular quarter's operating income; changes in utilization of resources, with lower utilization leading to reduction in operating income; and changes in foreign exchange rates. We also experience variations in legal immigration costs.

        Factors which affect the fluctuation of our revenues, expenses and profits include:

  •
  variations, expected or unexpected, in the duration, size, timing and scope of our projects, particularly with our major clients;

  •
  changes in our pricing policies or those of our clients or competitors;

  •
  the proportion of services that we perform in our development centers in India as opposed to outside India;

  •
  the effect of seasonal hiring patterns, unanticipated attrition and the time required to train and productively utilize our new employees, particularly software professionals;

  •
  annual increases in compensation of our employees;

  •
  the size and timing of expansion of our facilities;

  •
  unanticipated cancellations, non-renewal of our contracts by our clients, contract terminations or deferrals of projects; and

  •
  changes in our employee utilization rate, which is affected by various factors.

        A significant part of our expenses, particularly those related to personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in our operating results in any particular quarter. There are also a number of factors other than our performance that are not within our control that could cause fluctuations in our operating results from quarter to quarter. These include:

  •
  the duration of tax holidays or exemptions and the availability of other Government of India incentives;

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  currency exchange rate fluctuations, particularly when the rupee appreciates in value against the U.S. dollar since the majority of our revenues are in U.S. dollars and a significant part of our expenses are in rupees; and

  •
  other general economic factors.

We operate in a highly competitive environment and this competitive pressure on our business is likely to continue.

        The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

  •
  Indian IT services companies, such as HCL Technologies Limited, Infosys Technologies Limited, Satyam Computer Services Limited, Tata Consultancy Services Limited and Wipro Limited;

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  international IT services companies, such as Accenture, Cognizant Technology Solutions, Computer Sciences Corporation, Sapient Corporation and Electronic Data Systems;

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  divisions of large multinational technology firms such as IBM, and Hewlett-Packard Company, or Hewlett-Packard;

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  in-house IT departments of large corporations;

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  other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms;

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  offshore service providers in other countries with low wage costs such as China and the Philippines, and countries in Eastern Europe; and

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  involvement of third party intermediaries who negotiate IT services and outsourcing contracts on behalf of their clients.

        A number of our international competitors are setting up operations in India. Further, a number of our international competitors with existing operations in India are ramping up their presence in India as offshore operations in India have become an important element of their delivery strategy. This has resulted in increased employee attrition among Indian vendors and increased wage pressure to retain software professionals and reduce such attrition.

        Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than we do. Clients may prefer vendors that have delivery centers located globally or are based in countries that are more cost-competitive than India. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. We believe that our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical employees, the price at which our competitors offer comparable services and the extent of our competitors' responsiveness to client needs.

Any inability to manage our growth could disrupt our business and reduce our profitability.

        We have experienced significant growth in recent years. Our revenues have grown at a compound annual growth rate of 31.8% from $142.6 million in 2001 to $326.6 million in 2004. The total number of our employees has grown from 4,900 as of December 31, 2001 to 9,661 as of December 31, 2004 and to 11,237 as of September 30, 2005.

        Our operations have also expanded in recent years through the development, enhancement and acquisition of new service offerings and industry expertise, and the broadening of our geographic presence. Specifically, we:

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  augmented our offerings in our service lines in business process outsourcing, product engineering, infrastructure management services and quality assurance;

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  gained expertise and operations in the provision of services to clients in the telecommunications industry through our acquisition of Cymbal Corporation;

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  expanded our expertise and operations in our ISV and product engineering technology practices;

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  enhanced operations in Europe and Asia; and

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  expanded our facilities in India.

        We expect our future growth to place significant demands on both our management and our resources. This will require us to continuously evolve and improve our operational, financial and internal controls across the organization. In particular, continued expansion increases the challenges we face in:

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  recruiting, training and retaining sufficient skilled technical, sales and management personnel;

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  adhering to our high quality and process execution standards;

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  maintaining high levels of client satisfaction;

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  creating and managing economies of scale;

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  managing a larger number of clients in a greater number of industry sectors;

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  integrating expanded operations while preserving our culture, values and entrepreneurial environment; and

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  developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems.

        Any inability to manage our growth may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing services within our industry and technology practices, offering new and existing service lines and managing increasingly large and complex projects, which could lead to clients discontinuing their work with us.

        We have been expanding the nature and scope of our engagements by extending the breadth of our practices and the services we offer. In addition, we have recently added new service lines such as quality assurance services, and new capabilities within infrastructure management services and product engineering services. The success of these new and expanded practices and service offerings is dependent, in part, upon demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. We cannot be certain that we will be able to attract existing and new clients for such new services or effectively meet our clients' needs.

        We intend for the increased breadth of our practices and service offerings to result in larger and more complex projects for our clients. To achieve this result, we need to establish closer relationships with our clients and develop a thorough understanding of their operations. Our ability to establish such relationships will depend on the proficiency of our management personnel, software professionals and, if necessary, subcontractors, as well as other competitive factors such as our performance and delivery capability. Larger and more complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays make it difficult to plan for project resource requirements, and failure to plan appropriately may have a negative impact on our business, results of operations and financial condition.

Our business will suffer if we fail to keep pace with the rapid changes in technology in the industries on which we focus. We need to anticipate and develop new services and enhance existing services in order to keep our clients satisfied.

        The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Furthermore, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

We have undertaken and may continue to undertake strategic acquisitions, which may prove to be difficult to integrate and manage or may not be successful, and may result in increased expenses or write-offs.

        We have pursued and may continue to pursue strategic acquisition opportunities to enhance our capabilities and address gaps in industry expertise, technical expertise and geographic coverage. It is possible that we may not identify suitable acquisition or investment candidates or joint venture partners, or if we do identify suitable candidates or partners, we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets or investments or joint ventures or the inability to complete such transactions may adversely affect our competitiveness and our growth prospects.

        In November 2004, we completed the acquisition of Cymbal Corporation, a U.S.-based provider of IT services to clients in the telecommunications industry. While we identified expected synergies, cost savings and growth opportunities in connection with this acquisition prior to its completion, we may not achieve such benefits. We could experience delays or difficulty in completing the integration of Cymbal's services and employees with ours and we may need to allocate resources, including the time and attention of our senior management, to manage unexpected operating difficulties.

        If we acquire another company, we could have difficulty in assimilating that company's personnel, operations, products, services, technology and software into our operations. In addition, the key personnel of the acquired company may decide not to work with us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Further, any such acquisition, merger or joint venture that we attempt, whether or not completed, or any media reports or rumors with respect to any such transactions, may adversely affect the value of our equity shares and the ADSs.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

        We expect to invest approximately $250 million to $300 million in capital expenditures through 2007, which is a significant increase from our past capital expenditures. Most of the new spending will be for construction of new facilities and physical infrastructure. However, we may not receive the benefits that we expect from our investment in these facilities. Further, we may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We are subject to risks arising from exchange rate fluctuations.

        Although our functional currency is the Indian rupee, we transact a significant portion of our business in several other currencies, particularly the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, payables and other foreign currency assets and liabilities. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future. In 2004 and 2003, our dollar denominated revenues represented 94.3% and 92.7%, of our total revenues. For the nine months ended September 30, 2005, our dollar denominated revenues represented 90.5% of our total revenues.

        A significant portion of our expenses, comprising cost of revenues and selling, marketing and general administrative expenses, are and will continue to be denominated and incurred in Indian rupees. In 2004, 2003 and the nine months ended September 30, 2005, rupee costs represented 37.6%, 36.9% and 38.5% of these cost of revenues and selling, marketing and general administrative expenses. Therefore, changes in the exchange rate between the rupee and other currencies, especially with respect to the U.S. dollar, may have a material adverse effect on our revenues, other income, cost of services, operating costs and net income, which may in turn have a negative impact on our business, operating results and financial condition. On December 5, 2005, the exchange rate per U.S. dollar was Rs. 46.26 compared to Rs. 43.27 on December 31, 2004 and Rs. 45.55 on December 31, 2003. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future.

        We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts to cover a portion of outstanding accounts receivables. As of September 30, 2005, we had outstanding forward contracts in the amount of $127.0 million. We have increased our foreign currency hedging activity given the recent volatility in the value of Indian rupee against the U.S dollar. However, we may not be able to purchase contracts to insulate ourselves adequately from foreign currency exchange risks. In addition, any such contracts may not perform effectively as a hedging mechanism. See "Exchange Rates" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk."

Our success depends in large part upon our senior management and key personnel and our ability to attract and retain them.

        We are highly dependent on our senior management, including Mr. Narendra K. Patni, our Chairman and Chief Executive Officer. Our future performance will be dependent upon the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any of the members of our senior management or other key personnel may adversely affect our business. See "Management—Service Agreements."

Our revenues could be significantly affected if the governments in the United States or other countries in which our customers are based restrict companies from outsourcing work to non-domestic corporations.

        Offshore outsourcing has become a politically sensitive topic in the United States and Europe due to its perceived association with the loss of jobs in such countries. Current or prospective clients may elect to perform services we offer or may be discouraged from transferring these services to offshore providers to avoid any negative perception that may be associated with using an offshore provider. These trends could harm our ability to compete effectively with competitors that operate primarily out of facilities located in the United States. A variety of U.S. federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. In addition, it is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. Because most of our clients are located in the United States, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing by U.S. companies could adversely impact our ability to do business.

Our inability to complete fixed-price contracts within budget and at the required level of performance could reduce our revenues and profitability.

        In 2004, we derived 42.6% of our revenues from fixed-price contracts and for the nine months ended September 30, 2005 fixed-price contracts represented 41.0% of our revenues. We bear the risk of cost overruns, completion delays and wage inflation in connection with all fixed-price projects, any of which may result in a decrease in our margins from work performed on fixed-price contracts. Our revenues from fixed-price contracts also include revenues from fixed-price SLAs, which are conditioned upon our meeting predetermined performance levels. Any failure to meet such performance levels could result in a reduction in our revenues. Any failure to accurately estimate the resources and time required for a project or any failure to complete our contractual obligations at the committed performance level could adversely affect our revenues and profitability.

Our ability to expand our business and procure new contracts or enter into beneficial business arrangements may be affected by non-competition clauses in our agreements with existing clients or business partners.

        Certain of our existing MSAs and other agreements have non-competition clauses, which restrict us from providing services to competitors of our existing clients or entering new markets where a business partner may already have a presence. Many of our MSAs contain clauses that restrict our employees working for a particular client from providing services to a competitor of that client. Such clauses may restrict our ability to offer services to clients in a specific industry in which we have acquired expertise and may adversely affect our business and growth.

We may be liable to our clients for damages caused by system failures or breaches of security obligations.

        Many of our contracts involve projects that are critical to the operations of our clients' businesses. Further, our client contracts may require us to comply with certain security obligations including maintaining network security and back-up data, ensuring our network is virus free and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client's system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. We cannot assure you that any limitations of liability set forth in our service contracts will be enforceable in all instances or will otherwise protect us from liability for damages in the event of a claim for breach of our obligations. Our insurance coverage may not be sufficient for all such claims or damages and additional insurance coverage may not be available in the future on reasonable terms or in amounts sufficient to cover large claims. Successful assertions of one or more large claims against us could have a significant adverse effect on our business, results of operations and financial condition.

Our earnings will be adversely affected once we change our accounting policies with respect to the expensing of stock options.

        Historically, we have not deducted any expense based on stock option grants in determining our net income. Effective from January 1, 2006, a mandatory change in accounting standards for employee stock options will require us, in determining net income, to record the cost of employee services received in exchange for stock compensation based on the fair value of the stock options on the date of grant. This change will negatively affect our net income. While we have not calculated the effect of this mandatory change on our net income for 2003 and 2004, we estimate that the effect would not be materially different from that shown on a pro forma basis in our consolidated financial statements, which reflected additional expenses of $0.2 million and $1.3 million in 2003 and 2004. The impact of this mandatory change on our earnings may be greater in the future based on the number of options we grant and their fair value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments," and "—Recently Issued Accounting Pronouncements Under U.S. GAAP."

Our earnings may be adversely affected if we receive an adverse determination resulting from a pending U.S. Internal Revenue Service tax review of our U.S. operations.

        The U.S. Internal Revenue Service has commenced, but not yet completed, a tax review of our U.S. operations for 2001 and 2002. We believe that the review will be completed sometime during fiscal 2006. We currently have not received any notification from the Internal Revenue Service that they believe we have not complied with any applicable U.S. federal tax rules, and therefore we cannot currently assess whether the review may result in any increased tax liablity for us. If, however, this review were to ultimately result in the imposition of material tax liabilities to us, it could have an adverse affect on our earnings.

Our clients' proprietary rights may be misappropriated by our employees or subcontractors in violation of applicable confidentiality agreements.

        We require our employees and subcontractors to enter into non-disclosure arrangements to limit access to and distribution of our clients' intellectual property and other confidential information as well as our own. We can give no assurance that the steps taken by us in this regard will be adequate to enforce our clients' intellectual property rights. If our clients' proprietary rights are misappropriated by our employees or our subcontractors or their employees, in violation of any applicable confidentiality agreements or otherwise, our clients may consider us liable for that act and seek damages and compensation from us.

We may be subject to third party claims of intellectual property infringement.

        Although there are currently no material pending or threatened intellectual property claims against us, infringement claims may be asserted against us in the future. Our contracts contain broad indemnity clauses, and under most of our contracts, we are required to provide specific indemnity relating to third party intellectual property rights infringement. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. We may also be required to change our methodologies so as not to use the infringed intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly and/or injure our reputation.

        As the number of patents, copyrights and other intellectual property rights in our industry increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

We have a limited ability to protect our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property.

        We rely on a combination of copyright, trademark and design laws, confidentiality procedures and contractual provisions to protect our intellectual property, including our brand identity. However, the laws of India may not protect intellectual property rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. Our competitors may independently develop proprietary methodologies similar to ours or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly and the outcome of any such litigation cannot be guaranteed. For more information regarding our intellectual property, see "Business—Intellectual Property."

An economic downturn may impair our growth and operating results.

        Discretionary spending on IT products and services in many parts of the world has increased after a period of decreased spending resulting from a challenging global economic environment. If economic growth slows or the current trend reverses, companies may cancel, reduce or defer expenditures for IT services. In an economic downturn, our utilization and billing rates for our software professionals could decline, which may adversely affect our growth and profitability.

Risks Related to Investments in Indian Companies and International Operations Generally

        We are incorporated in India and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Immigration restrictions could limit our ability to expand our operations in the United States. We derive a high proportion of our revenues from clients located in the United States which may be affected materially by such restrictions.

        Most of our employees are Indian nationals. The ability of our software professionals to work in the United States, Europe and in other countries depends on our ability to obtain necessary visas and work permits. As of September 30, 2005, a majority of our software professionals in the United States held H-1B visas, a temporary visa which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm, and L-1 visas, an intra company transfer visa allowing managers and executives or employees with specialized knowledge to stay in the United States only temporarily. An H-1B visa may be granted to certain categories of persons in several "specialty occupations" including software professionals such as our employees, so long as their compensation meets annually adjusted minimums. Those adjustments may force increases in the salaries we pay to our employees with H-1B visas, resulting in lower profit margins. Although there is currently no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that may be approved by the United States government in any fiscal year. Such annual limit is fixed at 65,000 and has already been reached for fiscal year 2006 (October 1, 2005 to September 30, 2006). We believe that the demand for H-1B visas will continue to be high. Further, the United States government has increased the level of scrutiny in granting visas. This may lead to limits on the number of L-1 visas granted. The U.S. immigration laws also require us to comply with other legal requirements including those relating to displacement and secondary displacement of U.S. workers and recruiting and hiring of U.S. workers, as a condition to obtaining or maintaining work visas for our software professionals working in the United States.

        Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our software professionals. Our reliance on work visas for a significant number of software professionals makes us particularly vulnerable to such changes and variations. As a result, we may not be able to obtain a sufficient number of visas for our software professionals or may encounter delays or additional costs in obtaining or maintaining such visas.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

        Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for software professionals, particularly project managers and other mid-level professionals. We may need to continue to increase the levels of our employee compensation to remain competitive and manage attrition.

Clients may seek to reduce their dependence on India for outsourced IT services or take advantage of the services provided in countries with labor costs similar to or lower than India.

        Clients who presently outsource a significant proportion of their IT services requirements to vendors in India may, for various reasons, including to diversify geographic risk, seek to reduce their dependence on one country. We expect that future competition will increasingly include firms with operations in other countries, especially those countries with labor costs similar to or lower than India, such as China, the Philippines and countries in Eastern Europe. Since wage costs in our industry in India are increasing, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific industries.

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it currently provides to us or otherwise increases our effective tax rate.

        Presently, we benefit from the tax holidays given by the Government of India for the export of IT services from specially designated software technology parks and special economic zones in India. As a result of these incentives, which include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services, our operations have been subject to relatively low tax liabilities. The 10-year tax holidays are given for new software units, and the determination of whether or not certain of our units are new units and eligible for the tax exemption is being reviewed and could be challenged by income tax authorities. We are uncertain whether or not we will continue to enjoy the tax benefit from these units and whether the income tax authorities will impose tax claims on us for past deductions. The aggregate benefit of these tax holidays and deductions with respect to our net income was $13.5 million, $15.0 million and $20.6 million for 2002, 2003 and 2004, respectively. The tax benefits available for some of our facilities have expired and certain others will expire by March 2009.

        The provisions of the Income Tax Act of India are amended on an annual basis by enactment of the Finance Act. The Finance Act, 2005 has introduced a fringe benefit tax payable by employers on benefits that are given collectively and not individually to our employees. This tax is likely to increase our operating expenses.

        We may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted in addition to the Finance Act, 2005. For example, we may incur increased tax liability as a result of:

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  a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and us was not appropriate; and

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  the introduction of the Export of Service Rules, 2005, effective March 15, 2005, which eliminate an exemption from service tax formerly available for services for which payments are received in India in convertible foreign exchange, except with respect to specified services exported outside India.

        Any increases in our effective tax rate as a result of the expiration of tax benefits we currently enjoy, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability. For more information, see "Management's Discussion and Analysis of Results of Operations and Financial Condition—Taxes."

Any disruption in the supply of power, IT infrastructure and telecommunications lines to our facilities could disrupt our business process or subject us to additional costs.

        Any disruption in basic infrastructure, including the supply of power, could negatively impact our ability to provide timely or adequate services to our clients. We rely on a number of telecommunications service and other infrastructure providers to maintain communications between our various facilities in India and our clients' operations in the United States and elsewhere. Telecommunications networks are subject to failures and periods of service disruption which can adversely affect our ability to maintain active voice and data communications among our facilities and with our clients. Such disruptions may cause harm to our clients' business. We do not maintain business interruption insurance and may not be covered for any claims or damages if the supply of power, IT infrastructure or telecommunications lines is disrupted. This could disrupt our business process or subject us to additional costs.

Anti-takeover provisions under Indian law could prevent or deter an entity from acquiring control of us.

        Indian takeover regulations contain certain provisions that may delay, deter or prevent a future takeover or change in control of us. These provisions may discourage a third party from attempting to take control of our company, even if a change in control would result in the purchase of your ADSs at a premium to the market price or would otherwise be beneficial to you. See "Regulatory Restrictions—Takeover Code."

There are certain differences in shareholder rights and protections between the laws of India and the United States and between governance standards for a U.S. public company and a foreign private issuer such as us.

        We are incorporated in India and investors should be aware that there are certain differences in shareholder rights and protections between the laws of India and the United States. There are also certain differences in the governance standards for a U.S. company and those applicable to a foreign private issuer such as us. A U.S. investor should consider such differences in shareholder rights and governance. For a summary description of certain material differences, see "Description of Capital Stock—Differences in Shareholder Rights."

In certain circumstances, our ability to acquire companies organized outside India may require the approval of the Government of India and/or the Reserve Bank of India and we may fail to obtain such approvals in a timely manner or at all.

        As part of our strategy, we intend to acquire companies, in India or abroad, which have a synergistic fit with our operations.

        Subject to compliance with certain Indian laws and regulations, including Indian exchange control laws and regulations, we are permitted

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  to make overseas direct investments of up to 200% of our net worth as of the date of our last audited balance sheet;

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  to make overseas direct investments, without limits on net worth, in any foreign security from the proceeds of an international offering of ADRs or GDRs or from the account balances held in our exchange earner's foreign currency bank accounts; and

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  subject to certain conditions, to acquire shares of a foreign company engaged in a bona fide business activity in exchange for our ADRs or GDRs, provided that such an investment, taken together with all our overseas direct investments, does not exceed an amount equivalent to ten times our export earnings during the preceding financial year as reflected in our audited balance sheet.

        Other than the above exceptions, we are required to obtain the approval of the RBI to acquire shares of a foreign company for cash consideration.

        Additionally, if we are to invest in a foreign company through a share swap transaction, other than by way of an exchange of our ADRs or GDRs, we are required to obtain the approval of the Government of India and/or the Reserve Bank of India.

        In certain circumstances, we may not be able to meet the Indian regulatory requirements with respect to certain acquisitions of foreign companies and may require the prior approval of the Reserve Bank of India and/or the Government of India to consummate acquisitions of such foreign companies. We may not be able to obtain some or all of these approvals in a timely manner or at all, and thereby may be impeded in our efforts to acquire companies organized outside India. This inability may limit our growth, render us uncompetitive relative to our competitors and adversely affect our business, revenues and profitability.

You may have difficulty enforcing any judgment obtained in the United States against us or our directors or executive officers in India.

        We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Furthermore, most of our assets and the assets of our directors and executive officers are located outside the United States. As a result, you may be unable to:

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  effect service of process upon us or our directors and executive officers; or

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  enforce judgments obtained in the United States courts against us or such persons in the United States, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

        We have been informed by Gagrats and Nishith Desai Associates, our Indian legal counsel, that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. See "Enforcement of Civil Liabilities."

Incidents such as terrorist attacks and other acts of violence or war involving India, the United States, and other countries could adversely affect the financial markets, result in loss of client confidence, and adversely affect our business, results of operations and financial condition.

        Incidents such as the terrorist attacks that occurred in New York and Washington, D.C., on September 11, 2001, in Delhi on October 29, 2005, and in London, U.K., Bali, Indonesia and Madrid, Spain, and other acts of violence or war, including those involving India, the United States or other countries, may adversely affect global equity markets and economic growth. These acts may also result in a loss of business confidence and have other consequences that could adversely affect our business, results of operations and financial condition. Travel advisories, reluctance to travel and increased visa scrutiny for travellers as a result of such attacks may have an adverse impact on our ability to operate effectively. Any of these events could adversely affect client confidence in India as an outsourcing base.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

        South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, such as between India and Pakistan. In recent years there have been military confrontations along the India-Pakistan border. The potential for hostilities between the two countries is high due to past terrorist incidents in India and troop mobilizations along the border, and the geopolitical situation in the region. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Political tensions could increase the perception that investments in Indian companies involve a higher degree of risk than companies in other countries such as the United States. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our performance is linked to the stability of policies and the political situation in India.

        The role of the Indian central and state governments in the Indian economy and their effect on producers, consumers and regulators has remained significant over the years. Since 1991, successive governments of India have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. The current Government of India, which was formed in May 2004, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

        Since 1996, the Government of India has changed six times. The current Indian government is a coalition of many parties, some of which are communist and other far left parties in India. The withdrawal of one or more of these parties or any dispute between groups of those parties could result in political instability. Any political instability could delay or otherwise adversely affect the reform of the Indian economy and could have a material adverse effect on the market for our equity shares and our ADSs and on the market for our services.

We are vulnerable to natural disasters that could severely disrupt the normal operation of our business and adversely affect our earnings.

        India is susceptible to natural disasters, including tsunamis, floods and earthquakes. On December 26, 2004, southeast Asia, including the eastern coast of India, experienced a tsunami that caused significant loss of life and property damage. While our facilities were not damaged, the tsunami struck Chennai and other areas in which we operate. Substantially all of our facilities and IT professionals are located in India. If our facilities are damaged by a tsunami, flood, earthquake or other natural disaster, our global delivery capability could be interrupted or delayed significantly. Although we maintain comprehensive natural perils insurance up to policy limits our insurance coverage may not be sufficient to cover all of our potential losses. In addition, disaster management facilities in India may not be adequate to protect against potential losses. As a result, a natural disaster in India could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to this Offering and Our ADSs

After this offering, the price of our equity shares and ADSs may be highly volatile.

        The prices of our equity shares and ADSs on the Indian and U.S. stock exchanges, respectively, may fluctuate after this offering as a result of several factors, including:

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  volatility in the Indian and global securities markets;

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  our results of operations and performance;

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  performance of our competitors, the Indian IT sector and the perception in the market about investments in the Indian IT sector;

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  adverse media reports about us or the Indian IT sector;

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  changes in the estimates of our performance or recommendations by financial analysts;

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  significant developments in India's economic liberalization and deregulation policies; and

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  significant developments in India's fiscal and environmental regulations.

There has been no public market for the ADSs prior to this offering, so the offering price of the ADSs may not be indicative of the value of the ADSs. We cannot guarantee that an active trading market for the ADSs will develop or be sustained.

        Prior to this offering, there has been no public market for the ADSs or the equity shares in the United States. After the offering, there will be no public market for our equity shares in the United States. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, provided that the underlying equity shares are listed on the Indian stock exchanges, under current Indian law, subject to certain limited exceptions, equity shares so acquired may not be redeposited with the depositary. Therefore, the number of outstanding ADSs will decrease to the extent that equity shares are withdrawn from the depositary, which may adversely affect the market price and the liquidity of your ADSs. Although the ADSs have been approved for listing on the NYSE subject to official notice of issuance, we cannot guarantee that any active trading market for the ADSs will develop or be sustained after the offering, or that the public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the offering. See "Underwriting."

Sales and issuances of our equity shares or ADSs may adversely affect the market price of the ADSs and our equity shares.

        Sales of a substantial number of equity shares into the public market following this offering, whether on the Indian Stock Exchanges or into the United States by issuances of ADSs, could adversely affect the market price of the ADSs and our equity shares. Of the 125,344,384 equity shares issued and outstanding prior to the issuance of the ADSs, holders of approximately 87,902,500 equity shares are subject to a lock-up agreement until 180 days after the date set forth in this prospectus. The representatives of the underwriters may release such shares from the lock-up in their sole discretion at any time and without prior public announcement. Substantially all of the equity shares that are not subject to such lock-ups will be freely tradeable in India immediately after the offering. Certain of our shareholders holding approximately 21% of our securities before the offering (and 19.4% after the offering, assuming no exercise of the underwriters' option to purchase additional ADSs) have registration rights that enable them to cause us to register under the Securities Act equity shares that they own which are not currently freely tradeable. If these holders exercise their registration rights, additional equity shares (either directly or in the form of ADSs) would become freely tradeable. Sales of substantial amounts of equity shares (either directly or in the form of ADSs), or the availability of such shares or ADSs for sale, could adversely affect the market price of the ADSs. See "Shares Eligible for Future Sale", "Related Party Transactions—Registration Rights Agreement" and "Underwriting."

        In addition, we have adopted an employee stock option plan as a means to reward and motivate our employees. As a purchaser of ADSs in this offering, you may experience dilution of your shareholding to the extent that we make future equity offerings or issue equity shares pursuant to the exercise of stock options under our employee stock option plan.

We have controlling shareholders who have the ability to exercise significant control over us, and whose interests may conflict with your interests as a shareholder.

        Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, together with their families and entities controlled by them, and General Atlantic will own 15.02%, 15.20%, 15.20% and 16.82% of our outstanding equity shares upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional ADSs and that General Atlantic sells 3,395,749 equity shares in the offering).

        Our Articles of Association confer certain rights on our controlling shareholders relating to our governance, including representation on our board of directors and an ability to adjourn a shareholder or board of directors meeting for lack of quorum if their representative is not present at the first such meeting. In addition, our Articles of Association can only be amended if members holding not less than 75% of our equity shares (and who are entitled to vote) cast votes in favor of such amendments and such votes include the favorable votes of each of the controlling shareholders so long as the respective groups hold at least 10% of our equity shares and vote on such amendment. Pursuant to the terms of our Articles of Association, Mr. Narendra K. Patni is the permanent Chairman of our Board, with a casting vote in the event of a tie. See "Description of Capital Stock."

        Pursuant to an employment agreement with our U.S. subsidiary, Patni Computer Systems, Inc., and a consultancy agreement between our U.S. subsidiary and us, Mr. Narendra K. Patni serves as our chief executive officer and the chief executive officer of our U.S. subsidiary. So long as our consultancy agreement is in effect, Mr. Narendra K. Patni will act as our chief executive officer and, pursuant to our Articles of Association, so long as he remains our chief executive officer, he will have the right to appoint and remove all key senior personnel and senior management, following consultation with General Atlantic. The employment agreement with Mr. Narendra K. Patni has an initial term expiring on December 31, 2008, which can be extended at Mr. Patni's option for an additional five year term. In addition, our board of directors has approved the extension of the consultancy agreement to December 31, 2010.

        We have entered into employment agreements with each of Mr. Gajendra K. Patni and Mr. Ashok K. Patni pursuant to which each serves as one of our executive directors. The employment agreement with each of Mr. Gajendra K. Patni and Mr. Ashok K. Patni had an initial term which expired on October 23, 2005. Our board of directors has resolved that, in accordance with our Articles and subject to the provisions of the Indian Companies Act and approval of our shareholders, to reappoint each of Messrs. Gajendra K. Patni and Ashok K. Patni as our executive directors for a further period of five years beginning October 24, 2005.

        In addition, the agreements with each of Messrs. Narendra K. Patni, Gajendra K. Patni and Ashok K. Patni can be terminated only upon payment of additional compensation. See "Management—Service Agreements."

        Our Articles of Association required that each of Messrs. Narendra K, Patni, Gajendra K. Patni and Ashok K. Patni not compete against us; however, these non-compete provisions expired in February 2005. None of Messrs. Narendra K. Patni, Gajendra K. Patni or Ashok K. Patni has entered into a standard non-solicitation and non-compete agreement that all of our other employees are required to sign as a condition of employment. In addition, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, together with their family members, have management control of certain companies, which include PCS Technology Limited, PCS International Limited, PCS Cullinet Private Limited, PCS Finance Private Limited, Ashoka Computer Systems Private Limited, Raay Software Private Limited and Raay Global Investments Private Limited. We have not entered into any non-solicitation or non-compete agreements with any of these companies. While these companies currently are not competing with us to a material extent, we cannot assure you that in the future they may not compete with us, may not solicit our employees or otherwise have interests that may not conflict with ours. See "Related Party Transactions."

        Each of the four controlling shareholders has the right to appoint one director to our board of directors so long as such controlling shareholder holds 5% or more of our equity shares. See "Description of Capital Stock—Board of Directors." In addition, two of our other directors serve as special advisors to General Atlantic and a third additional director formerly served as a special advisor to General Atlantic. See "Management—Relationship with General Atlantic."

        Accordingly, our controlling shareholders have the ability to exercise significant influence over our management, including over matters requiring shareholder approval or approval by our board of directors. This could delay, defer or prevent a change in control, impede a merger, consolidation, take-over or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

        Certain of our shareholders also have certain additional rights with respect to SEC registration for resale of our equity shares. See "Related Party Transactions—Registration Rights Agreement."

Trading suspensions and closures at the Indian Stock Exchanges may adversely affect the trading price of your ADSs.

        Our equity shares are listed and traded in India on the Indian Stock Exchanges. The regulation and monitoring of Indian securities markets and the activities of investors, brokers and other participants differ, in some cases significantly, from those in the United States. Indian stock exchanges have in the past experienced problems, including temporary exchange closures, broker defaults, settlement delays and strikes by brokerage firm employees, which, if continuing or recurring, could affect the market price and liquidity of the securities of Indian companies, including our equity shares and ADSs, in both domestic and international markets.

        The two Indian stock exchanges on which our equity shares are listed, The Bombay Stock Exchange Limited and the National Stock Exchange of India Limited, also have a specific price band for each security listed. When a price fluctuation exceeds the specific limits of the price band, trading of the security is stopped for that trading session. Such price volatility controls and the specific price bands are decided by each individual exchange and may differ from exchange to exchange. A closure of or trading stoppage on the Indian Stock Exchanges could adversely affect the trading price of the ADSs. In addition, the liquidity and trading patterns of securities quoted on the Indian Stock Exchanges may be substantially different from those of securities listed on the NYSE. Historical trading prices, therefore, may not be indicative of the prices at which the ADSs will trade in the future.

Exchange rate fluctuations between the dollar and the rupee will affect the value of the ADSs.

        Fluctuations in the exchange rate between the rupee and the dollar will affect the dollar value of any cash dividends paid in rupees on our equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of our equity shares on the Indian Stock Exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the depositary under the deposit agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Indian law imposes certain restrictions that limit a holder's ability to transfer the shares obtained upon surrender of ADSs and repatriate the proceeds of such transfer, which may cause our ADSs to trade at a premium or a discount to the market price of our equity shares.

        Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

As an investor in our ADSs, you may not be able to exercise preemptive rights for additional equity shares and may thereby suffer dilution of your equity interest in us.

        Under the Companies Act, 1956, as amended, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new shares, unless such preemptive rights have been waived by holders of three-fourths of the shares voting on the resolution to waive such rights. As a holder of ADSs, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. We cannot assure you that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of such securities. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interest in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

        At our request, the depositary will mail to you any notice of a shareholder meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of our shares represented by your ADSs. If the depositary receives voting instructions from you in time, relating to matters that have been forwarded to you, it will endeavor to vote the shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Shares for which no voting instructions have been received will be voted by our management. There may be other communications, notices or offerings that we only make to holders of our shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include statements about:

  •
  our ability to attract and retain clients;

  •
  the anticipated benefits and risks associated with our business strategy, including those relating to our current and future service offerings;

  •
  our future operating results;

  •
  the anticipated benefits and risks of our strategic customer relationships and acquisitions;

  •
  the anticipated size or trends of the market segments in which we compete and the anticipated competition in those markets;

  •
  government regulation; and

  •
  our future capital requirements and our ability to satisfy our capital needs.

        In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the "Risk Factors" section above. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievement.

        Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations or publicly release the result of any revisions to these forward-looking statements which we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

DIVIDEND POLICY

        We do not have a stated dividend policy and determine the amount of dividends to be recommended for approval by the shareholders on a year-by-year basis by reference to our earnings, cash flow, financial condition and other factors prevailing at the time. The following table shows dividends paid by us for the past five fiscal years:

Fiscal year ended December 31,	Percentage of paid up capital	Dividend per equity share
2000	30%	Rs. 3.0	(1)
2001	30%	0.6
2002	30%	0.6
2003	50%	1.0
2004	100%	2.0

(1)
Equity shares had a par value of Rs. 10 in 2000.

        Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased. Subject to the deposit agreement, holders of ADSs will be entitled to receive dividends paid on the equity shares represented by such ADSs. Cash dividends on shares represented by ADSs will be paid to the depositary in rupees and, except as otherwise described under "Description of American Depositary Shares," will be converted by the depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

        For a description of the legal requirements and procedures for dividends under Indian law, please see "Description of Capital Stock—Dividends."

EXCHANGE RATES

        Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian Stock Exchanges and, as a result, will likely affect the market price of the ADSs in the United States, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

        The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Year	Average(1)	High	Low	Period-End
2000	Rs. 45.00	Rs. 46.95	Rs. 43.55	Rs. 46.75
2001	47.22	48.91	46.39	48.27
2002	48.63	49.07	47.96	48.00
2003	46.59	48.10	45.29	45.55
2004	45.26	46.45	43.27	43.27
2005 (through December 5, 2005)	43.89	46.26	43.05	46.26

(1)
Represents the average of the noon buying rate on the last day of each month during the period.

        The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low
May 2005	Rs. 43.62	Rs. 43.21
June 2005	43.71	43.44
July 2005	43.59	43.05
August 2005	44.00	43.36
September 2005	43.98	43.75
October 2005	45.11	44.00
November 2005	45.87	45.02
December 2005 (through December 5, 2005)	46.26	45.97

MARKET INFORMATION

        Our equity shares have been listed and traded on the Indian Stock Exchanges since February 25, 2004. The prices for equity shares as quoted in the official list of each of the Indian Stock Exchanges are expressed in rupees. For the periods indicated, we have provided:

  •
  the imputed high and low closing prices for the equity shares based on the reported high and low closing prices for our shares on The Bombay Stock Exchange Limited, or BSE, and the National Stock Exchange of India Limited, or NSE, translated into U.S. dollars based on the noon buying rate on the last available date of each period presented; and

  •
  the average trading volume for the equity shares on BSE and the NSE for the periods indicated.

	BSE		NSE
					BSE Average Volumes	NSE Average Volumes
	High $	Low $	High $	Low $
2004
First Quarter	5.77	4.63	5.78	4.63	1,170,288	2,231,076
Second Quarter	5.64	4.58	5.65	4.58	373,657	732,607
Third Quarter	7.25	5.19	7.28	5.19	176,433	383,640
Fourth Quarter	9.37	7.82	9.38	7.81	177,703	261,313
2005
First Quarter	9.08	8.16	9.08	8.11	45,569	99,854
Second Quarter	8.72	7.49	8.73	7.55	47,486	60,043
Third Quarter	10.43	7.93	10.42	7.92	96,330	228,041
Month ended
July 2005	8.46	8.03	8.47	8.02	84,981	96,859
August 2005	9.68	8.24	9.68	8.23	100,966	230,692
September 2005	10.43	9.47	10.42	9.42	102,282	350,199
October 2005	10.78	9.24	10.80	9.22	92,879	182,145
November 2005	10.29	9.48	10.30	9.54	38,558	119,010
December 2005 (through December 5, 2005)	10.17	9.89	10.17	9.88	94,651	208,553

        On December 5, 2005, the closing price of our equity shares, translated at the noon buying rate of Rs. 46.26 per $1.00, was:

  •
  equivalent to $10.07 per equity share on an imputed basis on the BSE.

  •
  equivalent to $10.11 per equity share on an imputed basis on the NSE.

Trading Practices and Procedures on the Indian Stock Exchanges

Stock Exchange Regulation

        The stock exchanges in India are regulated by the Securities and Exchange Board of India, or SEBI, and the Ministry of Finance, Stock Exchange Division, the Government of India under the Securities Contracts (Regulation) Act, 1956, as amended, or the SCRA, and the Securities Contracts (Regulation) Rules, 1957, as amended, or the SCRR. The SCRR, together with the rules, bye-laws and regulations of the respective stock exchanges, regulate the recognition of stock exchanges, the qualifications for membership thereof and the manner in which contracts are entered into and enforced between members of such stock exchanges.

        The Securities and Exchange Board of India Act, 1992, as amended, granted SEBI powers to regulate the business of Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organizations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies. SEBI has also issued guidelines concerning minimum disclosure requirements by public companies, rules and regulations concerning investor protection, buybacks of securities, employee stock option schemes, stockbrokers, merchant bankers, underwriters, mutual funds, foreign institutional investors, credit rating agencies and other capital market participants.

        SEBI promulgated the Securities and Exchange Board of India (Central Listing Authority) Regulations, 2003 in February 2003 under which it established an independent self-regulatory authority called the Central Listing Authority. The Central Listing Authority has not commenced functioning as yet. The Central Listing Authority may, on application, grant letters of recommendations to companies, mutual funds or collective investment schemes for listing on any stock exchange and no stock exchange may consider a listing application unless it is accompanied by a letter of recommendation from the Central Listing Authority. The Central Listing Authority is also empowered to make recommendations to SEBI for amendments to listing requirements under the SCRA and the listing agreements.

Public Issuance of Securities and Listing

        Under the Indian Companies Act, a public offering of securities in India must be made by means of a prospectus, which must contain information specified in the Companies Act and the SEBI (Disclosure and Investor Protection) Guidelines, 2000, as amended, or the SEBI Guidelines, and be filed with the Registrar of Companies having jurisdiction over the place where a company's registered office is situated. A company's directors and promoters are subject to civil and criminal liability for misstatements in a prospectus. The Indian Companies Act also sets forth procedures for the acceptance of subscriptions and the allotment of securities among subscribers and establishes maximum commission rates for the sale of securities.

        SEBI has issued detailed guidelines concerning disclosures by public companies and investor protection. Prior to the repeal of certain rules in mid-1992, the Controller of Capital Issues of the Government of India regulated the prices at which companies could issue securities.

        The listing of securities on recognized Indian stock exchanges is regulated by the SCRR and the listing agreement of the respective stock exchange. Under the standard terms of stock exchange listing agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of an issuer's obligations under such agreement, subject to such issuer receiving prior notice of the intent of the exchange. A listed company can be delisted under the provisions of SEBI (Delisting of Securities) Guidelines, 2003, which govern voluntary and compulsory delistings of shares of Indian companies from the stock exchanges. SEBI has the power to amend listing agreements and bye-laws of stock exchanges in India.

        The standard listing agreements require an acquirer of a listed company's shares to comply with the disclosure and tender offer requirements under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code. For a brief discussion on the disclosure and tender offer requirements under the Takeover Code, see "Regulatory Restrictions—Takeover Code." In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange, including the requirement to publish unaudited financial statements on a quarterly basis and to inform stock exchanges immediately of any price sensitive information.

        The shareholders of a listed company and the company itself are also subject to certain disclosure requirements pursuant to the terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended. Pursuant to such requirements, any person holding more than 5% equity shares or voting rights in any listed company must disclose to the company the number of equity shares or voting rights held by such person within four working days of (a) the receipt of intimation of allotment of equity shares or (b) the acquisition of equity shares or voting rights. Additionally, any change in such shareholding or voting rights in excess of 2% (even if such change results in the shareholding or voting rights falling below 5%) is required to be disclosed to the company within four working days of (a) the receipt of intimation of allotment of equity shares or (b) the acquisition or sale of equity shares or voting rights, as the case may be. The company is also required to disclose such information received from its shareholders within five days of the receipt of such information, to the stock exchanges on which the company's equity shares are listed.

        This offering of ADSs does not constitute a public offering of securities in India for purposes of the Indian Companies Act.

Indian Stock Exchanges

        The major stock exchanges in India are the BSE and the NSE, which together account for a majority of trading volumes of securities in India. The BSE and NSE together dominate the stock exchanges in India in terms of number of listed companies, market capitalization and trading.

        Beginning April 1, 2003, the stock exchanges in India operate on a trading day plus two, or T+2, rolling settlement system. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. For example, trades executed on a Monday would typically be settled on a Wednesday. SEBI proposes to move to a T+1 settlement system. In order to contain the risk arising out of the transactions entered into by the members of various stock exchanges either on their own account or on behalf of their clients, the stock exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock-specific margins from the members.

        To restrict abnormal price volatility, SEBI has instructed stock exchanges to apply the following price bands calculated at the previous day's closing price (there are no restrictions on price movements of index stocks):

  Market Wide Circuit Breakers:    Market wide circuit breakers are applied to the market for movement by 10% and 20% for two prescribed market indices: the BSE Sensex for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading in all equity and equity derivatives markets nationwide is halted.

  Price Bands:    Price bands are circuit filters of 5% to 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty and derivatives products.

The National Stock Exchange of India Limited

        The NSE was established by financial institutions and banks to provide nationwide on-line satellite linked screen-based trading facilities with market makers and electronic clearing and settlement for securities, including Government of India securities, debentures, public sector notes and units. Deliveries for trades executed "on-market" are exchanged through the National Securities Clearing Corporation Limited. Screen-based paperless trading and settlement is possible through the NSE from 330 cities in India as of October 31, 2005. The NSE commenced operations in the wholesale debt market and capital markets in 1994 and derivatives in 2000. The average daily traded value of the capital market segment rose to approximately Rs. 69.23 billion in September 2005. The NSE had 907 trading members as of October 31, 2005 and 7,655 registered sub-brokers in the capital market segment and the wholesale debt market segment as of October 31, 2005. As of October 31, 2005, 1,383 securities were available for trading on the capital markets (equities) segment of the NSE. The market capitalization of the NSE was approximately Rs. 20,982.63 billion as of September 30, 2005.

The Bombay Stock Exchange Limited

        The BSE, established in 1875, is the oldest stock exchange in India and has evolved over the years into its present status as the premier stock exchange of India. The BSE switched over to an on-line trading network in May 1995 and has expanded this network to over 417 cities in India. As of September 30, 2005, the BSE had 817 members, comprising 180 individual members, 618 Indian companies and 19 Foreign Institutional Investors, or FIIs. On August 19, 2005 the BSE was incorporated as a company under the Indian Companies Act as The Bombay Stock Exchange Limited. Only a member of the BSE has the right to trade in the stocks listed on the BSE. As of September 30, 2005, there were 4,746 listed companies trading on the BSE with an estimated total market capitalization of Rs. 22,543.78 billion. The average daily turnover on the BSE was Rs. 38.71 billion in September 2005. Derivatives trading commenced on the BSE in 2000. The retail trading in government securities commenced in June 2003.

        Trading on both the NSE and the BSE occurs Monday through Friday between 9:55 a.m. and 3:30 p.m.

Derivatives (Future and Options)

        Trading in derivatives in India takes place either on separate and independent derivatives exchanges or a separate segment of an existing stock exchange. The derivative exchange or a derivative segment of a stock exchange functions as a self regulatory organization under the supervision of SEBI.

Depositories

        The National Securities Depository Limited and Central Depository Services (India) Limited are the two depositories that provide electronic depositories facilities for trading in equity and debt securities in India. SEBI mandates a company making a public or rights issue or an offer for sale to enter into an agreement with a depositary for dematerialization of securities already issued or proposed to be issued to the public or existing shareholders. SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form.

Securities Transaction Tax

        Pursuant to the Finance (No. 2) Act, 2004 and as amended by the Finance Act, 2005, a securities transaction tax is levied on taxable securities transactions, as specified below:

Taxable Securities Transaction	Rate	Payable by
Purchase of an equity share in a company or a unit of an equity oriented fund, where: (i) the transaction of such purchase is entered into in a recognized stock exchange: and (ii) the contract for the purchase of such share or unit is settled by the actual delivery or transfer of such share or unit	0.01%	Purchaser
Sale of an equity share in a company or a unit of an equity oriented fund, where: (i) the transaction of such sale is entered into in a recognized stock exchange; and (ii) the contract for the sale of such share or unit is settled by the actual delivery or transfer of such share or unit	0.01%	Seller
Sale of an equity share in a company or a unit of an equity oriented fund, where; (i) the transaction of such sale is entered into in a recognized stock exchange; and (ii) the contract for the sale of such share or unit is settled otherwise than by the actual delivery or transfer of such share or unit	0.02%	Seller
Sale of derivatives where the transaction of such sale is entered into on a recognized stock exchange	0.0133%	Seller

        The responsibility for collection of the securities transaction tax lies with the stock exchange where the purchase of securities takes place.

CAPITALIZATION

        The following table sets forth our indebtedness and capitalization as of September 30, 2005:

  •
  on an actual basis; and

  •
  as adjusted to give effect to the sale by us of 5,125,000 ADSs (each ADS representing two equity shares) offered hereby and the application of the net proceeds from the offering, and after deducting underwriting discounts and estimated offering expenses payable by us.

        You should read this information in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus. The information below assumes:

  •
  no exercise by the underwriters of their option to purchase up to 1,031,250 additional ADSs representing 2,062,500 equity shares; and

  •
  no exercise of outstanding employee stock options.

	As of September 30, 2005
	Actual	As adjusted
	(in thousands)
Short-term and current portion of long-term debt (capital lease obligation)	$306.6	$306.6
Long-term debt, excluding current portion (capital lease obligation)	449.0	449.0

Total debt (capital lease obligation)	$755.6	$755.6

Shareholders' equity
Common shares, Rs. 2 par value(1)	$5,555.3	$5,999.3
Additional paid-in capital	181,885.4	278,496.3
Retained earnings	143,075.5	143,075.5
Accumulated other comprehensive income	5,060.8	5,060.8

Total shareholders' equity	$335,577.0	$432,631.9

Total indebtedness and capitalization	$336,332.6	$433,387.5

(1)
250,000,000 equity shares authorized and 125,282,734 equity shares issued and outstanding as of September 30, 2005 (excluding 4,822,222 equity shares that may be issued pursuant to share options outstanding as of September 30, 2005).

DILUTION

        Our net tangible book value as of September 30, 2005 was approximately $293.9 million, or $4.34 per ADS. Net tangible book value per ADS is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of equity shares outstanding as of September 30, 2005, and adjusted to account for the ratio of two equity shares per ADS. After giving effect to the sale by us of ADSs offered by this prospectus and after deducting underwriting discounts and the estimated offering expenses payable by us, our net tangible book value as of September 30, 2005 would have been approximately $391.0 million, or $5.77 per ADS. This represents an immediate increase in net tangible book value of $1.43 per ADS to existing shareholders and an immediate dilution of $14.57 per ADS to new investors. The following table illustrates this per ADS dilution:

Public offering price per ADS		$20.34
Net tangible book value per ADS before the offering	$4.34
Increase in net tangible book value per ADS attributable to new investors	$1.43
Pro forma net tangible book value per ADS after the offering		$5.77
Dilution per ADS to new investors		$14.57

        The following table summarizes, on a pro forma as adjusted basis as of September 30, 2005, the difference between existing shareholders and new investors with respect to the number of equity shares purchased, the total consideration paid and the average price per equity share and the average price per ADS, as applicable, paid before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares purchased		Total consideration
					Average price per equity share	Average price per ADS
	Number	Percent	Amount	Percent
Existing shareholders	125,282,734	92.4	$187,440,729	64.3	$1.50	$2.99
New investors	10,250,000	7.6	104,242,500	35.7	$10.17	$20.34

Total	135,532,734	100%	$291,683,229	100%

        The foregoing tables and calculations assume:

  •
  no exercise by the underwriters of their option to purchase additional ADSs; and

  •
  no exercise of outstanding employee stock options.

        Prior to this offering, we issued only equity shares that have not been represented by ADSs, except for the ADSs issued to The Bank of New York pursuant to the terms of the deposit agreement relating to General Atlantic. See "Related Party Transactions—Deposit Agreement." Equity shares purchased and the average price per equity share have been converted into ADS equivalents for comparison purposes. To the extent that the underwriters' option to purchase additional ADSs or outstanding employee stock options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected data presented below under the captions "Statement of Income Data", "Balance Sheet Data" and "Cash Flow Data" for, and as of the end of, each of the years in the five-year period ended December 31, 2004, are derived from our consolidated financial statements and have been prepared and presented in accordance with U.S. GAAP. The summary data presented below under the same captions for each of the nine months ended September 30, 2004 and 2005 are derived from our unaudited condensed consolidated financial statements, which in our opinion have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The consolidated financial statements as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 and the report thereon, and the unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2004 and 2005 are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected for any future period.

        We have restated our financial statements to reflect the correct application of SFAS 150 (which affected our 2003 and 2004 financial statements) and to reflect the effects of recognition of additional payroll and related taxes for our international operations primarily on account of certain wages paid, and short-term benefits given, to our employees when working outside of India (which affected our financial statements for fiscal years 2001, 2002, 2003 and 2004 as well as our financial statements for the nine-month period ended September 30, 2004).

	Fiscal Year ended December 31,					Nine months ended September 30,
	2000	2001	2002	2003	2004	2004	2005
		(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
						(unaudited)
	(in thousands, except share data)
Statement of Income Data
Revenues	$48,373	$62,063	$92,416	$147,641	$223,141	$155,603	$248,883
Revenues from a significant shareholder	52,839	80,500	95,858	103,402	103,441	78,247	77,547
Cost of revenues	59,073	84,026	106,702	155,182	199,951	141,874	209,085

Gross Profit	$42,139	$58,537	$81,572	$95,861	$126,631	$91,976	$117,345

Selling, general and administative	17,070	28,585	37,785	49,760	60,700	43,501	65,550
Provision for doubtful debts and advances	1,144	1,071	1,748	305	496	686	75
Foreign exchange (gain) loss, net	(1,102)	(616)	(317)	(172)	2,082	2,422	(648)

Operating Income	25,027	29,497	42,356	45,968	63,353	45,367	52,368

Interest and dividend income	1,179	1,221	706	1,573	4,223	3,097	3,106
Interest expenses	(1,858)	(1,861)	(751)	(257)	(322)	(237)	(898)
Gain on sale of Investments, net	2,464	(92)	391	1,278	144	87	1,054
Other Income (expenses), net	58	(67)	(87)	(93)	(1,819)	(1,436)	362
Change in fair value of put option(1)	—	—	—	1,186	—	—	—

Income before income taxes	26,870	28,698	42,615	49,655	65,579	46,878	55,992

Income taxes	4,707	3,623	7,859	7,433	8,927	6,558	9,829
Cumulative effect due to change in accounting principle (SFAS 150)(1)	—	—	—	3,274	—	—	—

Net income	$22,163	$25,075	$34,756	$45,496	$56,652	$40,320	$46,163

Earnings per share	$0.24	$0.27	$0.25	$0.41(2)	$0.46	$0.33	$0.37
Weighted average number of common and redeemable common shares used in computing earnings per share
—Basic	90,693,934	93,735,000	99,059,168	111,420,849	123,066,042	122,436,980	125,071,300
—Diluted	90,693,934	93,735,000	99,059,168	111,420,849	124,084,992	123,584,141	126,662,402
Cash dividend per equity share	$0	$0.002	$0.008	$0.009	$0.025	—	—

(1)
See Note 3 to our consolidated financial statements for the years ended December 31, 2003 and December 31, 2004 for a discussion on the restatement in respect of our 2003 and 2004 financial statements relating to the correct application of SFAS 150 and the restatement in respect of our financial statements for fiscal years 2001, 2002, 2003 and 2004, relating to the effects of recognition of additional payroll and related taxes for our international operations primarily on account of certain wages paid, and short-term fringe benefits given, to our employees when working outside of India.

(2)
Including $0.03 relating to cumulative effect of restatement due to the correct application of SFAS 150.

							Nine months ended September 30,
	Fiscal Year ended December 31,						Nine months ended September 30,
	2000	2001	2002	2003	2004		2004	2005
		(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)		(restated)(1)
							(unaudited)
	($ in thousands)
Balance Sheet Data
Total assets	71,377	103,307	161,155	222,186	364,259		326,569	425,479
Cash and cash equivalents	7,574	25,655	32,801	47,940	77,143		40,742	31,806
Investments in securities (including liquid mutual fund units)	3,793	483	35,341	49,245	85,623		133,765	132,570
Capital lease obligations and long-term debt (excluding current installments)	7,379	6760	301	357	391		425	449
Redeemable share capital	15,479	18174	117,373	—	—		—	—
Total shareholders' equity	32,674	53,525	7,001	169,994	298,494	(1)	268,647	335,577
	Fiscal Year ended December 31,					Nine months ended September 30,
	2000	2001	2002	2003	2004	2004	2005
		(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
						(unaudited)
	($ in thousands)
Cash Flow Data
Net cash provided by (used in):
Operating activities	7,994	29,271	50,159	41,382	49,685	35,112	55,668
Investing activities	(2,636)	(12,586)	(46,112)	(28,088)	(86,745)	(102,335)	(94,567)
—Purchase of property, plant and equipment	(11,072)	(15,497)	(12,849)	(14,014)	(22,851)	(16,408)	(42,527)
Proceeds from investment securities and liquid mutual funds	32,350	13,644	42,823	142,736	223,649	151,648	333,953
Payments for acquisition, net of cash acquired	—	—	—	(3,038)	(32,450)	—	(5,679)
Financing activities	(5,758)	2,017	3,369	(893)	60,791	61,360	(5,434)
Capital expenditures	11,072	15,497	12,849	14,014	22,851	16,408	42,527

(1)
See Note 3 to our consolidated financial statements for the years ended December 31, 2003 and December 31, 2004 for a discussion on the restatement in respect of our 2003 and 2004 financial statements relating to the correct application of SFAS 150 and the restatement in respect of our financial statements for fiscal years 2001, 2002, 2003 and 2004, relating to the effects of recognition of additional payroll and related taxes for our international primarily on account of certain wages paid, and short-term fringe benefits given, to our employees when working outside of India.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

        We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry-focused practices, including insurance, manufacturing, financial services and telecommunications, and through technology-focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

        Our revenues grew from $142.6 million in 2001 to $326.6 million in 2004, representing a compound annual growth rate of 31.8%. Our net income grew from $25.1 million in 2001 to $56.7 million in 2004, representing a compound annual growth rate of 31.2%. Our total number of employees was 9,661 as of December 31, 2004 and 11,237 as of September 30, 2005. In light of this growth, we are investing in new high-tech facilities, which we refer to as "knowledge parks," designed for expanding our operations and training our employees. As of September 30, 2005 we had 186 sales and marketing personnel supported by dedicated industry specialists in 24 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

        Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including our industry and technology practices, onsite and offshore revenues, type of contract, type of customer and geographic region. We manage and market our business according to our industry and technology practices. Our industry practices consist of insurance, manufacturing, financial services and telecommunications, and a group of other industries (including retail, energy and utilities, logistics and transportation, and media and entertainment).

        We have also developed technology practices that offer research, design and development services for product engineering and to independent software vendors, or ISVs. Our service lines support both our industry and technology practices. We do not, however, treat our service lines as separate components of our business for financial reporting purposes.

Revenues

        We discuss below the components of our IT service revenues by onsite and offshore revenues, industry practice, contract type, customer type and customer geography.

Onsite and Offshore Revenues

        We derive revenues from the provision of services offshore and onsite. Offshore revenues consist of revenues from IT services work conducted in India. Onsite revenues consist of revenues from IT services work conducted at clients' premises outside India or from our limited number of premises outside India. Although a substantial portion of our software personnel are located at our offshore locations, our customers generally pay higher charges for onsite work, which is consistent with our industry. As a result, our onsite revenues are proportionally higher than our offshore revenues.

        We have not experienced significant changes in our prices since 2002, whether onsite or offshore, principally due to the growth in demand for IT outsourcing services. Some of our larger customers receive reduced pricing through volume discounts. In order to provide competitive pricing to our customers, we have endeavoured to shift the delivery of our services from onsite locations to lower cost offshore delivery centres.

        As of December 31, 2004, approximately 7,464 out of 9,661 total employees were located in India and as of September 30, 2005, 8,734 of 11,237 total employees were located in India. Our overall employee numbers will increase as we add employees for both onsite and offshore work. We measure our service efforts that can be billed to clients in units of billed person-months. The number of offshore billed person-months has increased as a percentage of total billed person-months from 57.5% in 2002 to 63.4% in 2004, and to 64.0% in the nine months ended September 30, 2005.

        To some extent, the onsite/offshore breakdown by billed person-month varies by industry and technology practices as is illustrated in the table below. For example, insurance and telecommunications employ a higher level of onsite personnel than other industry and technology practices. Within our industry and technology practices, our offshore and onsite breakdown by billed person-month is as follows:

	Year ended December 31, 2004			Nine months ended September 30, 2005
	Onsite Billed Person-months	Offshore Billed Person-months	Total	Onsite Billed Person Months	Offshore Billed Person Months	Total
Insurance	8,372	8,523	16,895	6,737	8,050	14,787
Manufacturing	6,163	11,802	17,965	4,667	9,623	14,290
Financial Services	4,381	8,726	13,107	3,505	7,988	11,493
Telecommunications	375	353	728	2,799	2,896	5,695
Other	1,528	2,382	3,910	1,534	2,597	4,131
ISV	747	4,499	5,246	770	3,250	4,020
Product Engineering	797	2,515	3,312	1,222	3,292	4,514

Total	22,363	38,800	61,163	21,234	37,696	58,930

        Certain of our service lines, such as product engineering services and business process outsourcing, employ a greater level of offshore personnel, whereas our packaged software implementation service line utilizes a larger portion of onsite work compared to most of our other service lines.

        In 2004, we saw a trend towards greater use of offshore services, which positively affected our profitability. Services performed at a client site or our premises located outside India typically generate higher revenues per employee, but at a lower gross margin, than the same services performed at our facilities in India. These differences are attributable to the higher average cost of labor, higher billing rates and compensation expenses in the United States and other countries in which work is performed as compared to India. Accordingly, although offshore work (measured by billed person-months) is expected to increase, we do not expect that the mix of our onsite and offshore revenues will change significantly in the near future.

        The above measurement of work does not reflect the actual revenues derived by us during the relevant period and you are cautioned not to estimate revenues in a particular period on the basis of these offshore and onsite billed person-months during such period.

Revenues by Industry and Technology Practices

        We derive a significant proportion of our revenues from clients in the insurance, manufacturing and financial services industries. With the acquisition of Cymbal Corporation in November 2004, we added expertise in the telecommunications industry. We also provide services to clients in other industries, including retail, energy and utilities, logistics and transportation, and media and entertainment. In addition, we market our services to clients through our technology practices, comprising our product engineering and ISV practices. The following table indicates the break-down of our revenues by our industry and technology practices:

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
Insurance	37.7%	33.2%	32.8%	33.1%	28.6%
Manufacturing	33.2%	34.0%	28.3%	29.2%	22.3%
Financial Services	16.5%	18.6%	19.2%	20.3%	16.2%
Telecommunications	0.1%	0.1%	2.6%	0.2%	14.5%
Other	4.1%	5.1%	6.6%	6.4%	6.5%
ISV Practice	6.8%	6.8%	5.9%	6.3%	5.2%
Product Engineering	1.6%	2.2%	4.6%	4.5%	6.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenues by Contract Type

        Our revenues are recorded either on a time-and-material, or T&M, basis or a fixed-price basis. The following table shows our revenues by contract type:

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
Time and Material	48.3%	51.9%	57.4%	56.2%	59.0%
Fixed Price	51.7%	48.1%	42.6%	43.8%	41.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

        Although we seek to use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns and completion delays in connection with fixed-priced contracts. Accordingly, we believe that we bear a greater amount of risk from our fixed-price contracts than from our T&M contracts.

        A large proportion of our revenues from fixed-price contracts are from fixed-price SLAs. A large proportion of our fixed-price SLAs are application maintenance and support projects, as to which work and cost estimates have been fairly predictable. In 2004, 26.8% of our revenues were from fixed-price SLAs and in the nine months ended September 30, 2005, 28.4% were from fixed-price SLAs.

        Revenues from T&M contracts as a percentage of our overall revenues increased in each of the past three years because a large portion of our new business is billed on a T&M basis and the proportion of our revenues generated from services provided to General Electric has declined. Most of our business with General Electric is on the basis of fixed-price contracts.

        Revenue with respect to T&M contracts is recognized in the period that the services are performed. Revenue with respect to fixed-price SLA contracts is recognized on a straight line basis. Revenue with respect to other fixed-price contracts is recognized on a percentage of completion basis, measured by the percentage of costs incurred to date compared to the estimated total costs for each contract. See "Critical Accounting Policies—Revenue Recognition" below.

Revenues by Top Customers

        As illustrated in the table below, a significant proportion of our revenues is derived from a small number of clients. In recent years, however, we have diversified our client revenues as a result of various initiatives, including our addition of new strategic clients, our focus on additional industry practices, our development of technology practices and our expansion of the range of service lines we offer. As of September 30, 2005 we had 58 clients, each of whom generated revenues of $1.0 million or more, compared to 46 in 2004, 26 in 2003 and 15 in 2002. We expect that this trend toward greater client diversification will continue.

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
General Electric	50.9%	41.2%	31.7%	33.5%	23.8%
State Farm Insurance	16.0%	17.4%	14.9%	15.8%	12.1%
Top 5 Clients	76.2%	69.0%	57.6%	60.1%	49.0%
Top 10 Clients	84.9%	79.6%	69.0%	71.4%	61.0%

        Although revenues from General Electric have declined from 2002 to 2004 as a percentage of our total revenues, in absolute terms they have remained approximately the same. We cannot guarantee that this trend will continue.

Revenues by New and Existing Customers

        Repeat business accounted for 89.9%, 90.3% and 88.8% of our revenues in 2002, 2003 and 2004, and 92.5% of our revenues for the nine months ended September 30, 2005. Each customer is treated as a new customer for the quarter that it first starts business with us and continues to remain as a new customer for the four succeeding quarters. The revenues in any quarter from customers other than new customers are accounted for as repeat business. All of Cymbal's customers have been included as existing customers in the table below and for purposes of calculating our repeat business. We provide services to our largest client, General Electric, in a number of industries, including financial services, insurance and manufacturing. General Electric is also one of our principal shareholders.

        The following table indicates the break-down of revenues we derive from new customers and existing customers.

	Year ended December 31, 2004
	Existing Customers	New Customers	Total
	(in thousands)
Industry
Insurance	$97,353	$9,649	$107,002
Manufacturing	89,301	3,117	92,418
Financial Services	56,476	6,232	62,708
Telecommunications	8,359	132	8,491
Other Industries	14,576	6,932	21,508
Technology Practice
ISV	14,619	4,725	19,344
Product Engineering	9,203	5,908	15,111

Total	$289,887	$36,695	$326,582

        Although we engage in one-time projects in some service lines, the majority of our projects are recurring in nature. Work done in product engineering services and packaged software implementation services, however, tends to be more for non-recurring projects.

Revenues by Geography

        We record our revenue based on the location of our clients rather than according to the location where our services are provided. We classify our revenues into five geographic segments: the United States, Europe, India, Japan and Others. As the table below illustrates, a significant proportion of our revenues is derived from clients located in the United States. We expect that a substantial majority of our revenues will continue to be derived from clients located in the United States. We categorize revenues geographically based on the location of the specific client entity for which the project has been executed, irrespective of the location at which the invoice is rendered or whether the work for a specific client entity is performed onsite or from our offshore delivery centers in India.

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
United States	87.6%	88.8%	87.8%	88.4%	85.0%
Europe	7.2%	7.2%	7.9%	7.4%	9.2%
India	0.2%	0.2%	0.2%	0.2%	0.4%
Japan	3.5%	2.9%	3.3%	3.3%	4.2%
Others
Asia-Pacific (excluding Japan)	0.8%	0.5%	0.4%	0.3%	0.3%
Rest of the World	0.7%	0.4%	0.4%	0.4	0.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

        We have experienced revenue growth in the European market. Revenues in Europe have increased from $13.6 million in 2002 to $25.7 million in 2004 and were $30.2 million for the nine months ended September 30, 2005.

Expenses

Cost of Revenues

        Cost of revenues represented 56.7%, 61.8% and 61.2% of our revenues in 2002, 2003 and 2004, and 64.1% of our revenues in the nine months ended September 30, 2005. Our cost of revenues largely consists of costs relating to our software professionals, including salary and other compensation and benefits expenses, travel expenses, immigration expenses, data communications expenses, computer and software expenses and depreciation. Cost of revenues also includes the cost of subcontractors.

        The principal component of our cost of revenues is the salary cost of our software professionals. A majority of our software professionals are located in India. However, because labor costs in the IT services industry in India have historically been significantly lower than in the United States and other countries where our customers are located, a majority of our compensation costs relate to salaries of software professionals located in the United States and those other countries. As wages in India increase at a faster rate than in the United States, we may experience increases in our costs of personnel, particularly project managers and other mid-level professionals. We seek to maintain salary levels in accordance with prevailing trends in our industry.

        We hire subcontractors on a limited basis from time to time. We use subcontractors across our industry practices and service lines. The use of subcontractors is more prevalent in service lines that have a larger onsite element, such as packaged software implementation and infrastructure management services. We reduced our expenses associated with subcontractors in 2004 by developing in-house expertise in new areas of growth and improving operational management of the sub-contractor hiring process. However, we expect to continue to incur subcontractor costs principally to service specific technical requirements of some of our clients in a timely manner.

        The utilization rates of our software professionals also affect our gross profits. We define employee utilization as the proportion of total billed person-months to total available person-months, including employees in training and holiday and vacation time, and excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals assigned to a project varies according to the size, complexity, duration, and demands of the project. Our utilization rates for the years 2002, 2003 and 2004 and for the nine months ended September 30, 2005 were 66.7%, 69.0%, 69.2% and 66.6%. We try to minimize the cost impact of unutilized capacity by ensuring that a substantial majority of our unutilized capacity is attributable to software professionals based in India.

        We incur legal immigration costs due to the onsite component of work performed on projects. We expect legal immigration expenses to increase due to increases in visa filing costs generally commensurate with our growth and increases in visa filing fees in the United States. We expense costs related to immigration as incurred.

        We do not expect to incur borrowing costs to finance the addition of planned new facilities and physical infrastructure, including our knowledge parks in Navi Mumbai and Chennai and other facilities in India. These new facilities will increase our depreciation expenses. However, we expect that the increased depreciation will largely be offset by reduced rental costs resulting from a shift from existing rental facilities to the new facilities. These new facilities will provide a consolidated location for our existing employees and new employees as we expand our service offerings.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses consist primarily of costs relating to personnel other than software professionals, including salary and other compensation and benefits expense, depreciation, sales and marketing expenses, telecommunications expenses, office expenses and traveling expenses. Selling, general and administrative expenses also includes legal and other professional fees and other miscellaneous administrative costs.

        Selling, general and administrative expenses represented 20.1%, 19.8% and 18.6% of our revenues in 2002, 2003 and 2004, and 20.1% of our revenues in the nine months ended September 30, 2005. These expenses comprise an important element of our sales strategy, as we seek to ensure that senior management personnel are based in client locations and continue to invest in developing our sales and marketing presence in key markets. We expect selling, general and administrative expenses to continue at current levels as a proportion of revenues. We continue to invest in sales and marketing and in building brand awareness, leading to a slight increase in sales and marketing expenses as a proportion of revenues. We have started to transfer a larger part of our general and administrative expenses offshore to India as the scale of our operations increases. We expect to achieve improved efficiencies in general and administrative expenses as a result of this transfer and economies of scale resulting from our recent growth. Accordingly, we expect our increased selling expenses to be partially offset by a decrease in our general and administrative expenses.

Foreign Currency Translation and Foreign Exchange Regulations

        Our consolidated financial statements are reported in U.S. dollars. Our functional currency is the rupee, though the functional currency of our subsidiaries is the currency of the country in which the subsidiary is located. A substantial portion of our revenues is generated in dollars while a portion of our expenses are incurred in rupees and we expect that this will continue for the foreseeable future. Consequently, our results of operations will be affected to the extent the rupee fluctuates against the dollar.

        We seek to mitigate the effect of exchange rate fluctuation on our operating results by purchasing foreign exchange forward contracts. However, these activities do not mitigate the effects of exchange rate fluctuations on our gross margins, because income from such forward contracts is reported separately, and included in operating income, which is not included in the gross margin computation. Exchange rate fluctuations increase our cost of revenues, which is included in the gross margin computation, as well as our selling, general and administrative expenses. The conversion of the rupee, U.K. pound and Euro into U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenues and expense accounts using an appropriate monthly weighted average exchange rate for the respective periods. Effective May 2004, we designated certain forward contracts as cash flow hedges in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. We defer changes in fair value of designated cash flow hedges and record them as a component of accumulated other comprehensive income until the transactions close, at which time we recognize the hedges in our consolidated statements of income.

        Under the Foreign Exchange Management Act, 1999, as amended, or FEMA, an Indian company is required to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, in accordance with the rules specified by the Reserve Bank of India, or RBI. FEMA also imposes certain restrictions on capital account transactions by Indian companies. These regulations do not significantly affect our operations at present.

Accounts Receivable

        Our accounts receivable as of December 31, 2002, 2003 and 2004 were $46.2 million, $56.6 million and $72.0 million and for the nine months ended September 30, 2005 and 2004 were $80.0 million and $58.6 million, respectively. Our days of sales outstanding in 2002, 2003 and 2004 were 90, 82 and 80 days and for the nine months ended September 30, 2005 and 2004 were 69 and 73 days, respectively. We define our days of sales outstanding as the ratio of accounts receivable at year-end to revenues in a year, multiplied by 365. We are increasing our focus on collections, and we expect the days of sales outstanding to decline further. The following table presents a profile of our accounts receivable in terms of days for which accounts receivable have been outstanding:

	As of December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
	($ in thousands)
Period in days
0–90	36,120.1	50,486.5	63,965.6	51,154.3	73,705.3
91–180	5,933.9	4,853.1	6,900.0	5,288.1	5,871.5
More than 180	4,157.7	1,275.1	1,139.3	2,192.1	409.1

Total	46,211.7	56,614.7	72,004.9	58,634.5	79,985.9

        In 2002, 2003 and 2004, the provision made for doubtful debts and advances was $1.7 million, $0.3 million and $0.5 million, respectively. In the nine months ended September 30, 2005 and 2004, provision for doubtful debts and advances was $0.1 million and $0.7 million. We expect to continue to have low levels of provisions for doubtful debts.

Taxes

        As an Indian company, we are a tax resident of India and are therefore subject to Indian income taxes on our global income. Our net income earned from providing services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

        Currently, we benefit from tax holidays given by the Government of India for the export of IT services from specially designated software technology parks, or STPIs, and special economic zones, or SEZs, in India. These tax incentives currently include a ten-year holiday from the payment of Indian corporate income tax for the operations of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. The aggregate benefit of these tax holidays and deductions with respect to our net income was $13.5 million, $15.0 million and $20.6 million for 2002, 2003 and 2004, respectively. Our current tax holidays for STPI units expire in stages by 2009 and our partial taxable income deduction for profits derived from exported IT services expired in March 2005. The tax benefits available for some of our facilities have expired and certain others will expire by March 2009. Consequently, we expect our effective tax rate to increase. In addition, the 10-year tax holidays are given for new software units, and the determination of whether or not certain of our units are new units and eligible for the tax exemption is being reviewed and could be challenged by income tax authorities. We are uncertain whether or not we will continue to enjoy the tax benefit from these units and whether the income tax authorities will impose tax claims on us for past deductions.

        The provisions of the Income Tax Act of India are amended on an annual basis by enactment of the Finance Act. The Finance Act, 2005 has reduced the corporate income tax rate from an effective rate of 36.6% to 33.7%. The Act has also introduced a new fringe benefit tax, which, is likely to increase our operating expenses. This new tax would be paid on fringe benefits given collectively and not individually to our employees, such as entertainment expenses, travel expenses, expenses relating to organizing or attending conferences, gifts and provision of food and beverages in some situations. The tax is to be paid by employers at the rate of 33.7%, including surcharge and education surcharge, on the prescribed value of fringe benefits provided by employers even where they may not have to pay any income tax.

Cymbal Acquisition

        In November 2004, we acquired Cymbal Corporation to establish expertise and operations in the provision of IT services to the telecommunications industry. We paid an initial purchase price of approximately $36.1 million, including expenses, of which $22.1 million has been accounted for as goodwill and $11.4 million has been accounted for as customer related intangibles. We agreed to pay contingent consideration in cash of up to $33.0 million to the sellers over a three-year period ending on October 31, 2007 based on the achievement of revenue and margin targets. This contingent consideration includes the payment of up to $3.4 million as special incentives to specified employees of Cymbal. The contingent consideration for the year July 2004 to June 2005 has been accrued in our financial statements for the nine months ended September 30, 2005 in the amount of $4,848,466 and recorded as goodwill and an amount of $840,886 has been accrued as special incentive and recorded as compensation cost. Also as part of the purchase price adjustment in accordance with the stock purchase agreement and amendments thereof, a liability of $830,522 has been recorded as goodwill. Cymbal historically has achieved lower operating margins than we have, and we expect in the near term that Cymbal will continue to achieve lower operating margins than our company as a whole, which will reduce our operating margins. See also "Critical Accounting Policies—Income Taxes" and Note 10 to our consolidated financial statements. Please see "Unaudited Pro Forma Condensed Consolidated Statement of Income Information" for a presentation of financial data for the fiscal year ended December 31, 2004 which reflects our consolidated operations as if the acquisition of Cymbal had occurred on January 1, 2004, and which shows combined pro forma revenues of $362,721,922 in 2004.

Recent Developments

Treatment of Stock Options

        To date, we have elected to adopt the intrinsic value method for accounting for stock option grants as prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related guidance, and have not deducted any expense based on such grants in determining our net income. We have adopted the pro forma disclosure provisions of SFAS 123, Accounting for Stock Based Compensation, the Fair Value Method. Recently, the Financial Accounting Standards Board issued SFAS 123 (revised 2004), Share-Based Payment. This statement is a revision of SFAS 123 and supersedes APB Opinion No. 25 and its related interpretive guidance. SFAS 123R will require us, in determining net income, to record the cost of employee services received in exchange for stock compensation based on the fair value of the stock options on the date of grant. We are required to adopt SFAS 123R from January 1, 2006. This mandatory change in accounting standards for employee stock options will negatively affect our earnings. We are currently determining the impact of SFAS 123R, but we estimate that the expense amount under SFAS 123R will not be materially different than the pro forma expense amount computed under SFAS 123, which was $0.2 million and $1.3 million for 2003 and 2004. The unamortized compensation cost under SFAS 123 as of December 31, 2004 was $6.4 million and $4.1 million as of September 30, 2005.

Expansion Plans

        We operate through our facilities located in various parts of India. In the recent past we have acquired facilities to support our growth. In keeping with our plans for expansion, we have begun construction of new facilities in India, including two knowledge parks in Navi Mumbai and Chennai. These knowledge parks will have state-of-the-art resources with extensive workspace and training facilities and a modular design for ease of segregation of dedicated projects. These campuses will have secure, redundant infrastructure with the ability to provide scale and service to clients from one location. The initial phase of the construction has already begun at each site. The Navi Mumbai and Chennai facilities are expected to accommodate up to 15,000 and 10,000 people, respectively, when completed in 2007.

        The initial phase of the Navi Mumbai facility is expected to be completed by October 2006 and is expected to accommodate approximately 5,000 people. The initial phase of the Chennai facility is expected to be completed by December 2006 and is expected to accommodate approximately 1,200 people.

        These expansion projects will be largely funded by a portion of the net proceeds of this offering, existing cash on hand and cash generated by future operations. See "Business—Facilities and Infrastructure."

Payroll and Related Taxes relating to International Operations

        In connection with a review of various tax aspects relating to its international operations, the Company has reassessed its obligations for payroll and related taxes for the years ended December 31, 2002, 2003 and 2004. This reassessment related primarily to certain wages paid, and short-term fringe benefits given, to our employees when working outside of India. Based on information gained from this reassessment, we have estimated our probable payroll and related tax obligations for these items in accordance with SFAS No. 5, "Accounting for Contingencies". Accordingly, we have restated our financial statements for the years ended December 31, 2001, 2002, 2003 and 2004 to reflect a cumulative charge of $8.0 million for these years, and have recorded a charge of $1.6 million for the nine months ended September 30, 2005. See Note 3.1.2 of our consolidated financial statements.

Results of Operations

        The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements under U.S. GAAP:

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
				(unaudited)
Revenues	49.1%	58.8%	68.3%	66.5%	76.2%
Revenue from a significant shareholder	50.9%	41.2%	31.7%	33.5%	23.8%
Cost of revenues	56.7%	61.8%	61.2%	60.7%	64.1%
Gross profit	43.3%	38.2%	38.8%	39.3%	35.9%
Selling, general and administrative expenses	20.1%	19.8%	18.6%	18.6%	20.1%
Provision for doubtful debts and advances	0.9%	0.1%	0.2%	0.3%	0.0%
Foreign exchange gain (loss), net	(0.2%)	(0.0%)	0.6%	1.0%	(0.2%)
Operating income	22.5%	18.3%	19.4%	19.4%	16.0%
Interest and dividend income	0.4%	0.6%	1.3%	1.3%	1.0%
Interest expense	(0.4%)	(0.1%)	(0.1%)	(0.1%)	(0.3%)
Gain on sale of investments, net	0.2%	0.5%	0.0%	0.0%	0.3%
Other income (expense), net	(0.1%)	0.0%	(0.6%)	(0.6%)	0.1%
Change in fair value of put option	0.0%	0.5%	0.0%
Income before income taxes	22.6%	19.8%	20.0%	20.0%	17.1%
Income taxes	4.1%	3.0%	2.7%	2.8%	3.0%
Cumulative effect due to change in accounting principle (SFAS 150)(1)	0.0%	1.3%	0.0%	0.0%	0.0%
Net income	18.5%	18.1%	17.3%	17.2%	14.1%

(1)
See Note 3 to our consolidated financial statements for the years ended December 31, 2003 and December 31, 2004 for a discussion on the restatement in respect of our 2003 and 2004 financial statements relating to the correct application of SFAS 150 and the restatement in respect of our financial statements for fiscal years 2001, 2002, 2003 and 2004, relating to the effects of recognition of additional payroll and related taxes for our international operations primarily on account of certain wages paid, and short-term fringe benefits given, to our employees when working outside of India.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

        Revenues:    Our revenues were $326.4 million in the nine months ended September 30, 2005, representing an increase of 39.6% from revenues of $233.9 million in the nine months ended September 30, 2004. Out of this increase, $47.3 million (representing 51.1% of the increase in revenues) was due to revenue from Cymbal. Cymbal was acquired in November 2004 and therefore was not reflected in our income statement for the nine months ended September 30, 2004. Other than Cymbal, revenues from existing customers contributed $258.9 million and new customers contributed $20.1 million to our revenues. Excluding Cymbal revenues, the growth from our existing operations would have been 19.3% in the nine months ended September 30, 2005. Growth in revenues from our existing operations was attributable to an increase of 20.8% in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased 14.0% in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004, while offshore work increased 24.7% over the same period. Due to this higher growth in offshore efforts than onsite efforts, our revenue growth was less than our growth in total billed person-months. We increased our client relationships to 191 as of September 30, 2005 from 139 as of September 30, 2004. In addition, the total number of clients that individually accounted for over $1.0 million in annual revenues increased to 58 as of September 30, 2005 from 33 as of September 30, 2004.

        During the nine months ended September 30, 2005, our revenues from T&M projects increased by 46.6% over revenues for the same period in 2004, while revenues from fixed price contracts increased by 30.6% over the same period in 2004. T&M projects accounted for 59.0% of our revenues in the nine months ended September 30, 2005, compared to 56.2% in the same period in 2004 mainly because there was a greater shift towards T&M with our existing customers as compared to the same period in 2004.

        Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 61.0% in the nine months ended September 30, 2005 from 71.4% in the same period in 2004. General Electric, our largest client and one of our principal shareholders, contributed 23.8% of our revenues in the nine months ended September 30, 2005, compared to 33.5% in the same period in 2004. While revenues from General Electric declined by 0.9% in the nine months ended September 30, 2005 as compared to the same period in 2004, revenues from other clients grew by 59.9%.

        During the nine months ended September 30, 2005, clients in the insurance, manufacturing and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries in the nine months ended September 30, 2005 increased by 20.6%, 6.6% and 11.3% compared to the same period in 2004 and contributed 28.6%, 22.3% and 16.2% to overall revenues, respectively. Our telecommunications industry practice grew by $46.9 million mainly due to business from Cymbal and contributed 14.5% to our overall revenues in the nine months ended September 30, 2005. Our other industries practice contributed 6.5% and 6.3% of our revenues in the nine months ended September 30, 2005 and September 30, 2004. Our ISV practice contributed 5.2% and 6.3% of our revenues in the nine months ended September 30, 2005 and September 30, 2004 and our product engineering practice contributed 6.7% and 4.5% of our revenues in the nine months ended September 30, 2005 and September 30, 2004.

        During the nine months ended September 30, 2005, we continued to derive a significant proportion of our revenues from clients located in the United States. In the nine months ended September 30, 2005 and September 30, 2004, we derived 85.0% and 88.4% of our revenues from clients located in the United States. Revenues from these clients grew by 34.3% in the nine months ended September 30, 2005, while revenues from clients in other regions grew by 80.0% in the same period.

        Cost of revenues:    The cost of revenues was $209.1 million for the nine months ended September 30, 2005, representing an increase of 47.4% from $141.9 million for the same period in 2004. Cost of revenues represented 64.1% and 60.7% of our revenues in the nine months ended September 30, 2005 and September 30, 2004.

        Out of the increase of $67.2 million in cost of revenues, $29.1 million was due to the cost of revenues of Cymbal. Of the remaining increase of $38.1 million in cost of revenues, $24.6 million was attributable to wage costs, $2.4 million to travel costs, $2.5 million to legal immigration costs, $7.0 million to the rental and other general administration costs and $1.2 million to depreciation charged on assets.

        Wage costs increased by $24.6 million due to an increase in headcount of software professionals by 2,115, annual salary revisions and recognition of additional payroll and related taxes for our international operations arising on reassessment of certain wages paid, and short-term benefits given, to our employees when working outside India. Our legal immigration costs were higher due to increased costs of applications as well as an increase in the number of applications processed. Expansion of our facilities led to increased rental costs and other related expenses. Depreciation charged on assets increased by $1.2 million in the nine months ended September 30, 2005 as compared to the corresponding period of 2004.

        Cymbal cost of revenues of $29.1 million consisted of wage costs of $17.4 million, sub-contractor costs of $9.3 million, travel costs of $2.0 million and other costs of $0.4 million.

        Gross profit:    Our gross profit for the nine months ended September 30, 2005 was $117.3 million, representing an increase of 27.6% from $92.0 million in the same period in 2004. Gross profit as a percentage of our revenues dropped to 35.9% from 39.3% during the same period in 2004 reflecting the increase in cost of revenues.

        Selling, general and administrative expenses:    During the nine months ended September 30, 2005, our selling, general and administrative expenses were $65.5 million, representing an increase of 50.7% from $43.5 million in the same period in 2004. During the nine months ended September 30, 2005 our selling, general and administrative expenses as a percentage of revenues increased to 20.1% from 18.6% in the same period in 2004. Out of the total increase of $22.0 million, $7.1 million was due to operating expenses of Cymbal.

        During the nine months ended September 30, 2005, our sales and marketing expenses were $26.6 million, representing an increase of 56.2% from $17.0 million in same period in 2004. Apart from the Cymbal costs, personnel costs increased by $3.5 million due to the addition of 28 sales and marketing personnel and higher compensation costs resulting from salary increases. Other selling and marketing costs increased by $1.1 million. Selling and marketing costs associated with Cymbal were $4.9 million. We believe that our investment in selling and marketing expenses has contributed to the growth and diversification of our client revenues.

        Our general and administrative expenses were $38.9 million, representing an increase of 47.0% from $26.5 million in the same period in 2004. Apart from Cymbal, personnel costs increased by $1.6 million due to the addition of general and administrative personnel and annual salary revisions. Rentals and repairs increased by $0.2 million due to an increase in the number of facilities. Professional and consultancy charges increased by $3.0 million and recruitment expenses increased by $1.6 million. General and administrative expenses associated with Cymbal were $4.3 million.

        Foreign exchange gain/loss:    In the nine months ended September 30, 2005, we had a foreign exchange gain of US$0.6 million as against a loss of US$2.4 million in the same period in 2004, as our dollar-denominated receivables continued to be hedged to a significant level. Our receivables are marked to market.

        Operating income:    Our operating income was $52.4 million in the nine months ended September 30, 2005, representing an increase of 15.4% from $45.4 million in the same period in 2004. As a percentage of revenues, operating income dropped to 16.0% from 19.4% in the same period in 2004. Our operating income has been adversely affected by the appreciation of the rupee.

        Other income (expense), net:    Other income (expense), net reflects interest and dividend income, interest expense, net gain on sale of investments and other income or expense. Our other income (expense), net was income of $3.6 million in the nine months ended September 30, 2005, increasing 139.8% from $1.5 million in the same period in 2004. In the nine months ended September 30, 2004, we incurred expenses of approximately $1 million in relation to our initial public offering. On account of reassessment of our payroll and related tax obligations for our international operations, we have provided for other related expenses with respect to delayed payments amounting $0.6 million in the nine months ended September 30, 2005.

        Income taxes:    We made a provision of $9.8 million for income taxes in the nine months ended September 30, 2005, representing an increase of 49.9% from $6.6 million in the same period in 2004. Our effective tax rate increased to 17.6% in the nine months ended September 30, 2005 from 14.0% in the same period in 2004. The increased tax provisioning included an amount of approximately US$1 million relating to an adjustment for an earlier year's income tax assessment. The tax rate was higher than preceding periods as a result of the previous year adjustment.

        Net income:    Our net income was $46.2 million in the nine months ended September 30, 2005, representing an increase of 14.5% from $40.3 million in the same period in 2004. As a percentage of our revenues, net income decreased to 14.1% in the nine months ended September 30, 2005 from 17.2% in the same period in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Revenues:    Our revenues were $326.6 million in 2004, representing an increase of 30.1% from revenues of $251.0 million in 2003. Business from existing customers increased by $55.1 million and business from new customers (excluding Cymbal) increased by $12.2 million compared to 2003. This represented an increase of 24.3% in revenues from existing customers and an increase of 50.2% in revenues from new customers compared to 2003. From the acquisition of Cymbal, revenues from existing customers contributed $8.1 million (a 3.2% increase) to our revenues in 2004. Growth in revenues from our existing operations was attributable to an increase of 32.1% in the total billed person-months from work performed at both our offshore and onsite locations from 2003 to 2004. Onsite work measured in billed-person hours increased 20.3% in 2004 compared to 2003, while offshore work increased 40.0% over the same period.

        We increased our client relationships to 170 as of December 31, 2004 from 115 as of December 31, 2003. In addition, the total number of clients that individually accounted for over $1.0 million in annual revenues increased to 46 as of December 31, 2004 from 26 as of December 31, 2003. In 2004, we provided services to new clients in the following service lines: application development, application maintenance and support, product engineering services and packaged software implementation. Among our service lines, we expanded work from existing customers in 2004 through the provision of infrastructure management, business process outsourcing and quality assurance services.

        During 2004, our revenues from T&M projects increased by 44.0% over 2003 revenues while revenues from fixed-price contracts increased by 15.2% over 2003. T&M projects accounted for 57.4% of our revenues in 2004, compared to 51.9% in 2003, principally because 71.0% of our new business was billed on a T&M basis.

        Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 69.0% in 2004 from 79.6% in 2003. General Electric, our largest client and one of our principal shareholders, contributed 31.7% of our revenues in 2004, compared to 41.2% in 2003. While revenues from General Electric remained approximately the same in 2004 as in 2003, revenues from other clients grew by 51.1%.

        During 2004, clients in the insurance, manufacturing and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in the insurance, manufacturing and financial services industries in 2004 increased by 28.4%, 8.2% and 34.6% compared to 2003 and contributed 32.8%, 28.3% and 19.2% to overall revenues, respectively. We also significantly expanded our operations in our telecommunications industry practice with the completion of our acquisition of Cymbal. We expect clients from our telecommunications industry practice to contribute significantly to our revenues in the future. Our other industries practice contributed 6.6% and 5.1% of our revenues in 2004 and 2003. Our ISV practice contributed 5.9% and 6.8% of our revenues in 2004 and 2003 and our product engineering practice contributed 4.6% and 2.2% of our revenues in 2004 and 2003.

        During 2004, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2004 and 2003, we derived 87.8% and 88.8% of our revenues from clients located in the United States. Revenues from these clients grew by 28.6% in 2004, while revenues from clients in other regions grew by 41.9% in the same period.

        Cost of revenues:    In 2004, our cost of revenues was $200.0 million, representing an increase of 28.8% from $155.2 million in 2003. Cost of revenues represented 61.2% and 61.8% of our revenues in 2004 and 2003.

        During 2004, the increase in wage costs of $28.0 million was mainly due to the net addition of 2,505 employees, the implementation of annual salary revisions in April 2004 and recognition of additional payroll and related taxes for our international operations arising on reassessment of certain wages paid, and short-term fringe benefits given, to our employees when working outside India. Travel, insurance and employee transportation costs increased by $2.9 million, $2.5 million and $0.6 million, respectively, during 2004, while the expansion of our facilities led to increased rental costs and related expenses of $3.6 million. Cost of revenues also increased by $5.5 million due to costs associated with our operation of Cymbal. Depreciation charged on assets increased by $2.2 million in 2004 compared to 2003.

        The increase in our cost of revenues resulting from the addition of employees was partially offset by the fact that a larger proportion of our employees were located in India during 2004. We also decreased our use of subcontractors and external consultants outside India and thereby lowered subcontractor expenses (excluding Cymbal subcontractor cost) by $2.1 million, a decrease of 17.2% in 2004 from $12.1 million in 2003.

        Gross profit:    Our gross profit during 2004 was $126.6 million, representing an increase of 32.1% from $95.9 million in 2003. Gross profit as a percentage of our revenues increased to 38.8% in 2004 from 38.2% in 2003, as cost efficiencies and higher contribution from offshore delivery enabled us to improve our margins.

        Selling, general and administrative expenses:    During 2004, our selling, general and administrative expenses were $60.7 million, representing an increase of 22.0% from $49.8 million in 2003. In 2004, our selling, general and administrative expenses as a percentage of our revenues decreased to 18.6% from 19.8% in 2003.

        During 2004, our sales and marketing expenses were $23.2 million, representing an increase of 12.4% from $20.7 million in 2003. Personnel costs increased by $0.6 million mainly due to the addition of 29 sales and marketing personnel in 2004 and higher compensation costs on account of salary revisions. Selling and marketing costs associated with Cymbal were $0.6 million. Other selling and marketing costs increased by $1.3 million. We believe that our investment in selling and marketing expenses has contributed to the growth and diversification of our client revenues.

        Our general and administrative expenses were $37.5 million in 2004, representing an increase of 28.6% from $29.1 million in 2003. Personnel costs increased by $2.1 million mainly due to an increase of 36 general and administrative personnel and annual salary revisions. Rentals increased by $1.1 million and repairs by $0.6 million, mainly due to an increase in the number of facilities and lease arrangements. The increase in professional and consultancy charges were $1.1 million and travel expenses were $0.6 million. General and administrative expenses associated with Cymbal were $1.0 million.

        Foreign exchange gain/loss:    During 2004, we incurred foreign exchange losses of $2.1 million, as compared to foreign exchange gains of $0.2 million in 2003. Our foreign exchange losses in 2004 were due to the continued depreciation of the dollar relative to the rupee, which caused us to revalue our accounts receivables. Foreign exchange losses were partially offset by gains from forward foreign exchange contracts. In the fourth quarter of 2004, anticipating further weakness in the value of the dollar relative to the rupee, we significantly increased our forward foreign exchange contracts coverage to mitigate the effects of further depreciation.

        Operating income:    Our operating income was $63.4 million in 2004, representing an increase of 37.8% from $46.0 million in 2003. As a percentage of revenues, operating income increased to 19.4% in 2004 from 18.3% in 2003. Our operating income has been adversely affected by the appreciation of the rupee. The rupee appreciated against the dollar from Rs. 45.6 as of December 31, 2003 to Rs. 43.3 as of December 31, 2004, as a result of which rupee costs represented 37.6% of our cost of revenues and selling, general and administrative expenses in 2004 compared to 36.9% in 2003. A substantial portion of our revenues is in dollars, which was not affected by the appreciation of the rupee. The increases in cost of revenues and selling, general and administrative expenses were partially offset by our income from forward foreign exchange contracts.

        Other income (expense), net:    Other income (expense) net reflects interest and dividend income, interest expense, net gain on sale of investments and other income or expense. Our other income (expense) net was income of $2.2 million in 2004, decreasing 11.0% from $2.5 million in 2003. On account of reassessment of our payroll and related tax obligations for our international operations, we have provided for other related expenses with respect to delayed payments amounting $0.6 million in 2004.

        Change in fair value of put option:    Arrangements entered into with two investors in our equity shares gave such investors the right to sell their shares to us if we did not publicly list our shares within a specified period. A change in accounting principle (SFAS 150) characterized this right as a put right which requires separate accounting for changes in value to be accounted through the income statement. This change was $1.2 million in 2003, which reflects the movement in fair value of the put option between July 1, 2003 (the adoption date of FASB 150) and December 31, 2003. The value of the put option has been determined using the binomial model and taking into account factors such as volatility, expected life of the option and discount rate. Upon completion of our initial public offering in February 2004, the fair value of the put option was reduced to zero. See Note 3 to our consolidated financial statements.

        Income taxes:    We made a provision of $8.9 million for income taxes in 2004, representing an increase of 20.1% from $7.4 million in 2003. Our effective tax rate decreased to 13.6% in 2004 from 15.0% in 2003. This reduction was primarily due to the increase in the percentage of work performed offshore, resulting in an increase in the percentage of our profits generated from our Indian operations. We pay less tax on profits generated from our Indian operations than from our operations in other countries due to certain Indian tax benefits.

        Cumulative effect due to adoption of new accounting principle:    As required by the new accounting principle (SFAS 150) discussed above, the cumulative effect of movement in value of the put option from the date of issue of the put option to the date of adoption of the accounting principle in the amount of $3.3 million has been recognized as a cumulative change in accounting principle through our 2003 statement of income. See Note 3 to our consolidated financial statements.

        Net income:    Our net income was $56.7 million in 2004, representing an increase of 24.5% from $45.5 million in 2003. As a percentage of our revenues, income before cumulative effect of change in accounting principle increased to 17.3% in 2004 from 16.8% in 2003. Net income as a percentage of our revenues decreased to 17.3% in 2004 from 18.1% in 2003. This decrease in net income as a percentage of our revenues was primarily due to the reasons outlined above.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Revenues:    Our revenues were $251.0 million in 2003, representing an increase of 33.3% from $188.3 million in 2002. This increase was primarily due to an increase in business from new and existing customers and a marginal increase in pricing of our services. Growth in revenues from our existing operations was attributable to an increase of 34.6% in the total billed person-months from work performed at both our offshore and onsite locations from 2002 to 2003. Onsite work measured in billed person-months increased 27.1% in 2003 compared to 2002, while offshore work increased 40.2% over the same period.

        We increased our client relationships to 115 as of December 31, 2003 from 87 as of December 31, 2002. In addition, the total number of clients that individually accounted for $1.0 million in annual revenues increased to 26 as of December 31, 2003 from 15 as of December 31, 2002. In 2003, we provided services to new clients in the following service lines: application development, application maintenance and support, product engineering services and packaged software implementation. Among our service lines, we expanded work from existing customers in 2003 through the provision of infrastructure management, business process outsourcing and quality assurance services.

        T&M contracts contributed an increasing proportion of our revenues in 2003. T&M contracts contributed 51.9% and 48.3% of our revenues for 2003 and 2002. During 2003, our revenues from T&M projects increased by 43.3% over 2002 revenues while revenues from fixed price contracts increased 24.0% over 2002.

        The growth in our revenues for 2003 was driven largely by the growth in our engagements with clients other than General Electric. For 2003, clients other than General Electric represented 58.8% of our revenues, compared to 49.3% of our revenues in 2002. While revenues from General Electric grew by 7.9% in 2003, revenues from other clients grew by 59.8%. Our client concentration, as measured by the proportion of revenue generated from our top 10 clients, decreased to 79.6% in 2003 from 84.9% in 2002.

        Clients from the insurance, manufacturing and financial services industries together contributed 85.8% and 87.4% of our revenues in 2003 and 2002. Revenues from clients in the insurance, manufacturing and financial services industries in 2003 increased by 17.4%, 37.0% and 49.8% compared to 2002 and contributed 33.2%, 34.0% and 18.6% to overall revenues respectively.

        Our other industries practice contributed 5.1% and 4.1% of our revenues in 2003 and 2002. Our ISV practice contributed 6.8% of our revenues in both 2003 and 2002 and our product engineering practice contributed 2.2% and 1.6% of our revenues in 2003 and 2002.

        During 2003, we derived a significant proportion of our revenues from clients located in the United States. In 2003 and 2002, we derived 88.8% and 87.6% of our revenues from clients located in the United States. Revenues from these clients grew by 35.2% in 2003, while revenues from our clients in other regions grew by 20.2% in the same period.

        Cost of revenues:    Our cost of revenues was $155.2 million in 2003, representing an increase of 45.4% from $106.7 million in 2002. Cost of revenues represented 61.8% and 56.7% of our revenues in 2003 and 2002.

        The increase in cost of revenues in 2003 was greater than our increase in revenues primarily due to higher subcontractor costs, as well as increases in wages, immigration costs, foreign travel costs and an increase in the number of employees. This increase in cost of revenues as a percentage of our revenues was partially offset by an increase in our utilization rates to 69.0% in 2003 from 66.7% in 2002.

        The increase in wage costs during 2003 of $29.7 million was mainly due to a net increase of 1,449 people, an annual increase in offshore salaries effective in April 2003 and recognition of additional payroll and related taxes for our international operations arising on reassessment of certain wages paid, and short-term benefits given, to our employees when working outside India.

        An increase in number of subcontractors led to an increase in subcontractor costs by $9.5 million. Due to the increase in the number of employees, foreign travel expenses increased by $1.3 million, incentives increased by $1.3 million and employee insurance increased by $1.1 million. A higher number of visas were processed in 2003 as a result of which immigration costs increased by $1.2 million. Datalink charges increased by $1.1 million due to activation of additional datalines.

        Depreciation charged on assets increased by $2.6 million due to an increase in investment in property, plant and equipment.

        Gross profit:    Our gross profit was $95.9 million in 2003, representing an increase of 17.5% from $81.6 million in 2002. Gross profit as a percentage of our revenues decreased to 38.2% in 2003, from 43.3% in 2002, primarily due to an increase in the cost of revenues.

        Selling, general and administrative expenses:    We incurred selling, general and administrative expenses of $49.8 million in 2003, representing an increase of 31.7% from $37.8 million in 2002. As a percentage of our revenues, selling, general and administrative expenses decreased to 19.8% in 2003 from 20.1% in 2002.

        We incurred selling and marketing expenses of $20.7 million in 2003, representing an increase of 27.3% from $16.2 million in 2002. The expansion of our sales and marketing team from 95 as of December 31, 2002 to 130 as of December 31, 2003 and annual salary revisions contributed significantly to the increase in selling and marketing expenses of $3.8 million. Other selling and marketing costs increased by $0.7 million.

        Our general and administrative expenses were $29.1 million in 2003, representing an increase of 34.7% from $21.6 million in 2002. Personnel costs increased by $3.9 million mainly due to the net addition of 37 people and annual salary increases. Rent expenses increased by $1.0 million mainly due to higher rental charges of leased properties of The Reference Inc., which was acquired in 2003. Professional fees increased by $1.4 million which included consultancy, legal and professional charges for various assignments and audit fees and other related charges as a result of our initial public offering. Communication costs increased by $0.4 million and office expenses increased by $0.5 million in 2003.

        Foreign exchange gain/loss:    Foreign exchange gain was $0.2 million in 2003 representing a decrease of 46% from $0.3 million in 2002. While the U.S. dollar depreciated against the rupee throughout most of 2003, we purchased forward foreign exchange contracts in 2003 to mitigate the effects of changes in foreign exchange rates.

        Operating income:    Our operating income was $46.0 million in 2003 representing an increase of 8.5% from $42.4 million in 2002. As a percentage of our revenues, operating income decreased to 18.3% in 2003, from 22.5% in 2002. The rupee appreciated against the dollar from Rs. 48.0 as of December 31, 2002 to Rs. 45.6 as of December 31, 2003, as a result of which our cost of revenues and selling, general and administrative expenses increased.

        Other income (expense):    Other income was $2.5 million in 2003 compared to $0.3 million in 2002 primarily due to higher returns on our investments of cash at hand. On account of reassessment of our payroll and related tax obligations for our international operations, we have provided for other related expenses with respect to delayed payments amounting $0.5 million in 2003.

        Changes in fair value of put option:    During 2003, we adopted the new accounting principle (SFAS 150) for the put option available to two new investors in our equity shares. The new accounting principle was effective for 2003 and it required cumulative adjustment, as it prohibited retroactive adjustment. As a result, we did not account for the put option in 2002.

        Income taxes:    Our income taxes were $7.4 million in 2003, representing decrease of 5.4% from $7.9 million in 2002. Income taxes decreased even though our revenues increased because certain tax benefits available in India which had been reduced for 2002 were restored for 2003. Our effective tax rate declined to 15.0% in 2003 from 18.4% in 2002.

        Cumulative effect due to adoption of new accounting principle:    As required by the new accounting principle (SFAS 150) discussed above, the cumulative effect of movement in value of the put option from the date of issue of the put option to the date of adoption of the accounting principle in the amount of $3.3 million has been recognized as a cumulative change in accounting principle through our 2003 statement of income. See Note 3 to our consolidated financial statements.

        Net income:    Our net income was $45.5 million in 2003, representing a increase of 30.9% from $34.8 million in 2002. Income before cumulative effect of change in accounting principles as a percentage of our revenues decreased to 16.8% in 2003 from 18.5% in 2002. Net income as a percentage of our revenues decreased to 18.1% in 2003 from 18.5% in 2002. This decrease in net income as a percentage of our revenues was primarily due to the reasons outlined above, including an increase in our cost of revenues and selling, general and administrative expenses.

Liquidity and Capital Resources

        Our operations and our growth have been financed by cash generated from operations and from the proceeds of sales of equity shares. We received net proceeds of $64.3 million from our initial public offering in India in 2004. Prior to 2004, we received net proceeds of $61.5 million from our sale of equity shares to General Electric and General Atlantic.

        As of December 31, 2004, we had $77.1 million in cash and cash equivalents, $55.4 million invested in units of liquid mutual funds in India (which typically are mutual funds with investments in short term debt instruments), and $30.2 million invested primarily in units of other debt mutual funds in India. As of September 30, 2005, we had $31.8 million in cash and cash equivalents, $99.0 million invested in units of liquid mutual funds, and $33.6 million invested primarily in units of other debt mutual funds.

        Our working capital as of December 31, 2004 and as of September 30, 2005 was $57.1 million and $52.5 million, respectively. We had no outstanding bank borrowings or long-term debt as of such dates. Net cash provided by operating activities was $55.7 million, $49.7 million and $41.4 million in the nine months ended September 2005, the year ended December 31, 2004 and the year ended December 31, 2003. The non-cash adjustments for the nine months ended September 30, 2005, to reconcile the $46.2 million net income to net cash provided by operating activities consisted primarily of depreciation expense of $11.7 million. The non-cash adjustments for 2004 to reconcile the $56.7 million net income to net cash provided by operating activities consisted primarily of depreciation expense of $11.5 million. The increase in depreciation was due to an increase in investment in property, plant and equipment to develop and expand our existing, as well as new facilities. Our net asset base was $85.3 million, $55.1 million and $41.5 million as of September 30, 2005, December 31, 2004 and December 31, 2003. The non-cash adjustments to net income in 2003 were the reduction of the cumulative effect of a change in accounting principle amounting to $3.3 million and the change in fair value of a put option amounting to $1.2 million. There were no such adjustments in 2004 or in the nine months ended September, 2005. Provision for bad debts was $0.1 million, $0.5 million and $0.3 million in the nine months ended September 30, 2005, the year ended December 31, 2004 and the year ended December 31, 2003.

        Days of sales outstanding decreased to 69 in the nine months ended September 30, 2005 from 80 in 2004 and from 82 in 2003. Net accounts receivable and cost and estimated earnings in excess of billings on uncompleted contracts increased by $20.2 million in the nine months ended September 30,2005 against an increase of $15.4 million in 2004 and an increase of $12.1 million in 2003 primarily as a result of increases in revenues.

        Current assets and other assets increased by $2.7 million, $6.2 million and $4.1 million in the nine months ended September 30, 2005, the year ended December 31, 2004 and the year ended December 31, 2003, respectively. Cash outflows in the nine months ended September 30, 2005 were $0.7 million in advances to vendors, $1.5 million in other receivables (mainly because of excess employee taxes paid, claimed as refunds), $0.6 million in deferred cost and $0.5 million in prepaid gratuities. Cash inflows in the nine months ended September 30, 2005 were $0.5 million in employee advances. Cash outflows in 2004 were $0.4 million in advances to vendors, $4.0 million in rental deposits (mainly on account of new properties leased in India), $1.3 million in premium receivables on forward contracts and $0.7 million in prepaid gratuities. Cash outflows in 2003 were $0.3 million in advances to vendors, $0.8 million in rental deposits, $0.6 million in premium receivables on forward contracts, $0.3 million in prepaid gratuity, $0.6 million in prepaid expenses and $0.5 million in other expenses which were not expensed.

        Accounts payable and accrued expenses increased by $7.8 million in the nine months ended September 30, 2005, compared to a decrease of $0.6 million in 2004 and an increase of $2.8 million in 2003. The increase was mainly due to an increase in employee related expenses, including termination allowance and leave travel allowance.

        Our billings in excess of costs and estimated earnings on uncompleted contracts, which represents billings in excess of revenues that are recognized, decreased by $1.1 million in the nine months ended September 30, 2005, increased by $0.6 million in the year ended 2004 and increased by $0.7 million in 2003.

        Taxes paid were $11.5 million as against a tax provision of $9.7 million in the nine months ended September 30, 2005. Taxes paid were $12.5 million and $9.7 million as against a tax provision of $8.6 million and $8.7 million in 2004 and 2003.

        Other current liabilities and other liabilities increased by $17.0 million during the nine months ended September 30, 2005. The increase in the nine months ended September 30, 2005 resulted from $2.2 million leave-encashment provision, $0.6 million pension benefit, $10.6 million of other current liabilities (mainly on account of receipt against sale of land until completion of tax formalities and payroll tax liability), $1.9 million capital expenditure payable, $0.4 million VAT payable, $0.3 million advance from customers and $0.8 million provision for deferred revenue. Other current liabilities and other liabilities increased by $4.5 million during 2004 compared to an increase of

$7.3 million during 2003. The increase in 2004 resulted from $1.3 million leave encashment provision, $1.0 million pension benefit, $2.1 million payroll tax liability and $0.2 million of warranty costs. The increase in 2003 resulted from a $2.5 million leave encashment provision, a $1.7 million pension benefit, $0.2 million of warranty costs, $1.8 million payroll tax liability and $0.8 million provision for deferred revenue.

        Net cash used in investing activities was $94.6 million for the nine months ended September 30, 2005, $86.7 million for the year ended 2004 and $28.1 million for 2003. Net cashed used in the acquisition of property, plant and equipment for the nine months ended September 30, 2005 was $42.1 million, mainly due to the purchases of new facilities and expansion of our existing facilities. Net purchases of investment securities was $0.8 million in the nine months ended September 30, 2005. Net purchases of investments in liquid mutual funds and units of other debt mutual funds were $45.9 million in the nine months ended September 30, 2005. Net cash used in investing activities in the nine months ended September 30, 2005 included $5.7 million as contingent consideration for the acquisition of Cymbal. Net cash used in investing activities in 2004 included $32.5 million for the acquisition of Cymbal, net of cash acquired. Net cash used in the acquisition of property, plant and equipment for 2004 and 2003 was $22.3 million and $13.9 million, respectively, mainly due to the purchase of new facilities or expansion of our existing facilities. Net purchase of investment securities was $1.4 million in 2004 and net proceeds from investment securities was $11.0 million in 2003. Net purchases of investments in liquid mutual funds and units of other debt mutual funds were $30.6 million and $22.1 million in years ended 2004 and 2003.

        Net cash used in financing activities was $5.4 million for the nine months ended September 30, 2005. Net cash provided by financing activities was $60.8 million for 2004 compared to net cash used in financing activities of $0.9 million for 2003. We paid $6.5 million in dividends, including dividend tax on our equity shares in the nine months ended September 30, 2005. We received net proceeds of $1.0 million from our employee stock option plan during the nine months ended September 30, 2005. We received net proceeds of $64.8 million from our initial public offering and our employee stock option plan during 2004. We also paid $4.1 million and $1.0 million towards dividend payouts on our equity shares in 2004 and 2003.

        Our capital expenditures in the nine months ended September 30, 2005, the year ended December 31, 2004 and the year ended December 31, 2003 were $42.5 million, $22.9 million and $14.0 million. These capital expenditures were primarily to finance the expansion of our existing facilities as well as the construction of new facilities in India.

        We anticipate capital expenditures of between approximately $250 million to $300 million from 2005 through 2007, principally to finance the construction of our new knowledge park facilities in Navi Mumbai and Chennai and other facilities and physical infrastructure in India. See "Business— Facilities and Infrastructure." We believe that existing cash and cash equivalents, funds generated from operations and the net proceeds of the offering will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and, accordingly, may require additional financing to meet our requirements. We believe that a sustained reduction in IT spending, a longer sales cycle or an economic downturn in any of the various industry segments in which we operate, or a combination of these events, could result in a decline in our revenues and adversely affect our liquidity and capital resources.

Contractual Obligations and Commercial Commitments

        The following table sets forth our contractual obligations and commercial commitments to make future payments as of September 30, 2005. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations.

	Payments due as of September 30, 2005
	Total	Within 1 year	1–3 years	3–5 years	After 5 years
	(in thousands)
Capital (Finance) Leases	$794.5	$329.1	$418.5	$46.9
Operating Leases	$18,495.0	$7,221.7	$8,295.0	$2,401.4	$576.9
Capital Commitment	$20,674.0	$19,347.0	$1,327.0

Total Contractual Obligations(1)	$39,963.5	$26,897.8	$10,040.5	$2,448.3	$576.9

(1)
In addition, pursuant to our agreement with Cymbal, we agreed to pay up to $33.0 million as contingent consideration over a three year period ending on October 31, 2007. Of this, as of 30 September, 2005 contingent consideration of up to $27.3 million may be payable to the sellers of Cymbal.

Quantitative and Qualitative Disclosures about Market Risk

General

        Market risk is the loss of future earnings, or reduction in fair value or future cash flows, that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, foreign currency exchange rates, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables.

        Our exposure to market risk is a function of our revenue and expense generating activities in foreign currency, the activity of investment in securities and liquid mutual fund units and the results of our hedging strategies for foreign currency exposures. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Risk Management Procedures

        We manage market risk through treasury operations. Our market risk objectives and policies are approved by our senior management and board of directors. The activities of treasury operations include management of cash resources and investment in securities and liquid mutual fund units, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies.

Components of Market Risk

        Exchange Rate Risk.    Our exposure to market risk arises principally from exchange rate risk. We transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. The results of our operations can be adversely affected as the rupee fluctuates against the dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, payables and other foreign currency assets and liabilities.

        We have sought to reduce the effect of exchange rate fluctuations on our operating results by entering into foreign exchange forward contracts. As of December 31, 2004, we had outstanding forward contracts of $103.0 million. As of September 30, 2005, we had outstanding forward contracts of $127.0 million. These contracts typically mature within twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only for hedging purposes. We may not purchase contracts adequate to insulate ourselves from all foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies.

        Interest Rate Risk.    Our surplus cash resources are typically invested in liquid mutual fund units, units in other debt mutual funds in India, U.S. municipal bonds and sweep funds. These investments are exposed to interest rate risk whereby any increase in interest rates may decrease the fair value of the investments. We attempt to reduce this risk by investing in funds with shorter durations and by adequately diversifying our investments.

        Fair Value.    The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recently Issued Accounting Pronouncements under U.S. GAAP

        To date, we have elected to adopt the intrinsic value method for accounting for stock option grants as prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related guidance, and have not deducted any expense based on such grants in determining our net income. We have adopted the pro forma disclosure provisions of SFAS 123, Accounting for Stock Based Compensation, the Fair Value Method. Recently, the Financial Accounting Standards Board issued SFAS 123 (revised 2004), Share-Based Payment. This statement is a revision to SFAS 123 and supercedes APB Opinion No. 25 and its related interpretive guidance. SFAS 123R will require us to record the cost of employee services received in exchange for stock compensation based on the fair value of the stock options on the date of grant in determining net income. We are required to adopt SFAS 123R from January 1, 2006. This mandatory change in accounting standards for employee stock options will negatively affect our earnings. We are currently determining the impact of SFAS 123R, but we estimate that the expense amount under SFAS 123R will not be materially different than the pro forma expense amount computed under SFAS 123, which was $0.2 million and $1.3 million for 2003 and 2004. The unamortized compensation cost under SFAS 123 as of September 30, 2005 was $4.1 million.

        In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which eliminate an exception in APB Opinion No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for fiscal periods beginning after June 15, 2005 and is required to be adopted beginning on January 1, 2006. We do not believe that the adoption of SFAS 153 will have a material impact on our results of operations and financial condition.

Recently Adopted Accounting Pronouncements under U.S. GAAP

        In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We were required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 had no material effect on our financial statements.

        In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Pursuant to EITF Issue No. 00-21,

revenues from contracts entered into after July 1, 2003 with multiple element arrangements are recognized as each element is earned based on the relative fair value of each element, when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. We adopted EITF Issue No. 00-21 effective July 1, 2003 and concluded that the adoption did not have a material impact on our revenue recognition policies.

        In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Disclosures required by this standard are included in the notes to our consolidated financial statements. The disclosure provisions of SFAS 148 are applicable for fiscal periods beginning after December 15, 2002. We adopted the intrinsic value based method of APB Opinion No. 25, which will be superceded by SFAS 123R effective January 1, 2006, to account for our employee stock based compensation plans. Disclosure required by SFAS 148 is included in the notes to our financial statements.

        In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. We apply FIN 46R to variable interests in Variable Interest Entities, or VIEs, created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R must be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any differences between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The adoption of FIN 46R did not have any material impact on our financial statements.

        In April 2003, the FASB issued SFAS 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after September 30, 2003. We adopted the provisions of SFAS 149 effective July 1, 2003 and this adoption did not have a material impact on our financial statements.

        In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 also includes required disclosures for financial instruments within its scope. SFAS 150 was effective for us for instruments entered into or modified after May 31, 2003 and otherwise became effective as of January 1, 2004, except for certain mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, SFAS 150 will be effective for us on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. We currently do not have any financial instruments that are within the scope of SFAS 150. We adopted the provisions of SFAS 150 effective July 1, 2003 and concluded that its adoption had an impact on our financial statements. Disclosure required by SFAS 150 is included in the notes to our financial statements.

        In December 2003, the FASB issued SFAS 132 (revised), Employers' Disclosures about Pensions and Other Post-retirement Benefits. SFAS 132R prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. SFAS 132R retains and revises the disclosure requirements contained in the original SFAS 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosure requirements became effective for us as of the year ended December 31, 2004. Disclosure required by SFAS 132R is included in the notes to our financial statements.

Critical Accounting Policies

        We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management's judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For these policies, future events may not develop as forecast, and estimates may require adjustment.

Estimates

        We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and provisions for contingencies and litigation.

        We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Revenue Recognition

        We recognize revenues by following specific and applicable accounting guidelines in measuring revenue. These guidelines require us to make certain judgments that affect recognized and unrecognized revenue. Judgments involve the method of recognizing revenue, costs and time required to complete projects for our clients. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter.

        We currently are in the software services business and, to a lesser extent, in business process outsourcing. Our revenues from software services are derived by providing the following services:

  •
  custom application development;

  •
  application maintenance and support;

  •
  packaged software implementation;

  •
  infrastructure management services;

  •
  product engineering;

  •
  business process outsourcing; and

  •
  quality assurance services.

Software Services

        Our software services contracts are either on a fixed-price or on a time and material basis. Currently a majority of revenues are derived on time and material basis. Revenues earned from services performed on a time and material basis are recognized as the services are performed. Our fixed-price contracts include application maintenance and support services, on which revenue is recognized on a straight line basis over the term of maintenance. Our other fixed-price contracts are recognized on a percentage of completion basis.

        We review the estimated revenues and estimated costs on each project at the end of each reporting period. Any revisions to existing estimates are made when required by management having the relevant authority. As part of the review process, management regularly compares and analyzes the actual costs and the estimate of costs to complete the projects to the original estimated costs and the total contract price with revisions to estimates reflected in the period in which changes become known. To date, we have not incurred a material loss on any contracts executed on a fixed-price basis. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

        We charge direct and incremental contract origination and set up costs incurred in connection with application maintenance and support services to expense as incurred. We defer these costs only in situations where there is a contractual arrangement establishing a customer relationship for a specific period. The costs to be deferred are limited to the extent of future contractual revenues. Further, we defer and recognize revenue attributable to set up activities over the periods that the related fees are earned, as services performed during such periods do not result in separate earnings process.

        We generally provide our clients with a one- to three-month warranty as post-sale support. Costs associated with such services are accrued based on management's estimates and historical data at the time related revenues are recorded. We use our past experience relating to actual warranty costs incurred on similar kinds of projects in order to estimate future warranty costs.

        We grant volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, pursuant to the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The discounts can be utilized by the customer in the form of free services i.e., the customer can get the service without paying up to the discount amount.

        We estimate the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the free services that will be delivered in the future. The amount of revenue to be allocated to the free services is based on the relative fair value of the free services.

        Historically, changes in estimates of warranty costs and volume discounts have not had a material impact on our financial statements.

        We include reimbursement of out-of-pocket expenses received from customers as part of revenues.

Business Process Outsourcing

        Revenue from business process outsourcing is recognized on the proportionate performance method.

Business Combinations, Goodwill and Intangible Assets

        We account for business combinations in accordance with SFAS 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations. SFAS 141 requires intangible assets acquired in a business combination to be recognized and reported separately from goodwill. Accounting for contingent consideration based on earnings or other performance measures is a matter of judgment that depends on the relevant facts and circumstances. If the substance of the contingent consideration is to provide compensation for services, use of property, or profit sharing, we account for the additional consideration as an expense of the appropriate period. Otherwise, the additional consideration paid is recorded as an additional cost of the acquired business.

        Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units in accordance with SFAS 142, Goodwill and Other Intangible Assets.

        We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

        We amortize intangible assets over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Our estimates of the useful lives of identified intangible assets are based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

        We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

        In evaluating goodwill and intangible assets for impairment, we may seek the assistance of independent valuation experts, perform internal valuation analyses and consider other information that is publicly available. The results of our evaluation may be dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, discount rates and other variables. While we use assumptions which we believe are fair and reasonable, actual future results may differ from the estimates arrived at using the assumptions.

Income Taxes

        As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

        We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of September 30, 2005. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves related to future events, our effective tax rate in a given financial statement period may be materially affected.

        Our deferred tax liabilities mainly arise from taxable basis differences in intangible assets and undistributed earnings of branch, property, plant and equipment, unrecognized gain in available for sale securities and costs and estimated earnings in excess of billings on completed contracts. Our deferred tax assets comprise assets arising from our accrued expenses, provisions for doubtful accounts receivable and from ultimate realization of the tax asset that may be dependent on the availability of future capital gains. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences in the future, net of the existing valuation allowance at September 30, 2005. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate, or future changes in operating results.

        To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of September 30, 2005, we recorded a valuation allowance of $3.8 million due to uncertainties related to our ability to utilize carry forward losses of Cymbal. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Derivatives and Hedge Accounting

        We enter into forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on intercompany transactions and forecasted transactions denominated in certain foreign currencies. We designate the forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flows hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. We assess the hedge effectiveness at the end of each reporting period and recognize the ineffective portion in the consolidated statements of income.

        Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, change in the basis of designating forward contracts as hedges of forecasted transactions could alter the proportion of forward contracts which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of forward contracts is immediately recognized in the consolidated statements of income.

        As of September 30, 2005, there were no gains or losses on derivative transactions or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or associated with an underlying exposure that did not occur.

Off-balance Sheet Arrangements

        We currently do not engage in any off-balance sheet arrangements.

Inflation

        India has experienced relatively high rates of inflation in the past. However, such inflation has not had a significant effect on our results of operations and financial condition to date.

Unaudited Pro Forma Condensed Consolidated Statement of Income Information

        On November 3, 2004, Patni Computer Systems, Inc. ("Patni USA") acquired a 100% equity interest in Cymbal, which is engaged in providing IT services to clients in the telecommunications sector, for a cash purchase price of $25,093,065 (including direct expenses of $1,311,150). Additionally, in connection with the acquisition, "Patni USA" incurred $10,968,029 of costs relating to certain contract terminations/settlements and acquisition costs of Cymbal. Such costs have been recognized by "Patni USA" as liabilities assumed on the acquisition date resulting in additional goodwill. The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $33,000,000, inclusive of payments under an incentive plan for certain employees as described in note (5) to the unaudited pro forma condensed consolidated statement of income.

        The following unaudited pro forma condensed consolidated statement of income data for the fiscal year ended December 31, 2004 reflects the consolidated operations of Patni as if the acquisition of Cymbal had occurred on January 1, 2004. The fiscal year of Cymbal ends on June 30.

        The unaudited pro forma condensed consolidated statement of income should be read in conjunction with Patni's consolidated financial statements and the accompanying notes included in this prospectus.

        This unaudited pro forma condensed consolidated statement of income does not purport to be indicative of what the operating results would have been had the acquisition of Cymbal actually taken place on January 1, 2004. The pro forma adjustments set forth in the following table include only preliminary adjustments in respect of the Cymbal acquisition. Additional adjustments may be made upon final purchase price allocation.

        The unaudited pro forma condensed consolidated statement of income has been prepared by applying the pro forma adjustments described below in the footnotes to the unaudited pro forma financial information.

Unaudited Pro Forma Condensed Consolidated Statement of Income
for the year ended December 31, 2004

Historical	Patni	Cymbal(1)	Pro Forma adjustments		Pro Forma Combined
	(restated)
Revenues	$326,581,624	$36,140,298	$ —		$362,721,922
Costs and expenses	263,228,266	36,394,619	(1,291,129	)(2)	298,331,756
Operating income	63,353,358	(254,321)	1,291,129		64,390,166
Other income, net	2,226,352	142,418	—		2,368,770
Income before income taxes	65,579,710	(111,903)	1,291,129		66,758,936
Income taxes	8,926,750	650,634	516,452	(3)	10,093,836
Income from continuing operations	$56,652,960	$(762,537)	$774,677		$56,665,100
Earnings per share:
Basic	0.46				0.46
Diluted	0.46				0.46

Notes:

(1)
Represents the historical 2004 operating results of Cymbal prior to its date of acquisition by Patni. The financial statements of Cymbal for the period from January 1, 2004 through the date of acquisition were arrived at by removing the six-month period ended December 31, 2003 from the financial statements for the fiscal year ended June 30, 2004 and by adding the period from July 1, 2004 to the date of acquisition. Summarized operating information about the excluded six-month period ended December 31, 2003 is as follows:

Revenues	$12,548,709
Expenses	$12,074,790
Net income	$473,919
(2)
This relates to (a) increase in amortization of identifiable intangible assets arising from the purchase price allocations amounting to $635,540 and (b) reduction of one time bonus amounting to $1,926,669 paid to Cymbal employees as a direct consequence of the sale of shares to Patni. Since this is a one time, non-recurring charge directly attributable to the transaction, it has been adjusted in the Pro Forma Consolidated Statement of Income.

(3)
To reflect the tax effect of pro forma adjustments at the statutory rate prevailing on the date of acquisition.

(4)
The purchase price has been allocated, on a preliminary basis, to the acquired assets and liabilities as follows:

Cash and cash equivalents	$3,061,034
Property, plant and equipment	935,159
Other assets, net	2,689,444
Contract termination/settlement and acquisition related liabilities	(10,968,029)
Deferred taxes	(4,126,140)
Customer related intangibles	11,418,200
Goodwill	22,083,397

Total	$25,093,065

(5)
The contingent consideration, other than payments to certain employees under the incentive plan, will be recorded as goodwill in the periods in which contingency is resolved. The incentive payments under the plan cannot exceed $3,400,000 over the next three years ending on October 31, 2007. Since the incentive payments are linked to continuing employment, the payments under the plan will be recorded as compensation for post acquisition services.

BUSINESS

Company Overview

        We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry-focused practices, including insurance, manufacturing, financial services and telecommunications, and through technology-focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

        We have in-depth knowledge in our industry and technology practices. Insurance, manufacturing and financial services accounted for 32.8%, 28.3% and 19.2% of our revenues in 2004, and 28.6%, 22.3% and 16.2% for the nine months ended September 30, 2005. In November 2004, we enhanced our expertise in the telecommunications industry by acquiring Cymbal Corporation, a U.S.-based IT services company. We also have knowledge, experience and a growing presence in other industries including retail, energy and utilities, logistics and transportation, and media and entertainment. Our technology practices offer research, design and development services for product engineering and to independent software vendors, or ISVs. Through our dedicated sales and management teams in each of our industry and technology practices, we believe we are able to provide better client service, effectively cross-sell services to our existing clients and develop new client relationships.

        We have a track record of successfully developing and managing large, long-term client relationships with some of the world's largest and best known companies. Our top ten clients include General Electric, one of our principal shareholders, and State Farm Insurance as well as ABN AMRO Services Company, Hitachi, MetLife and St. Jude Medical. Our customer base has increased significantly from 87 clients as of December 31, 2002 to 170 clients as of December 31, 2004 and to 191 clients as of September 30, 2005. Several of our key executives are located in our client geographies to better develop and maintain client relationships at senior levels. Repeat business accounted for 90.3% and 88.8% of our revenues in 2003 and 2004 and 92.5% of our revenues during the nine months ended September 30, 2005.

        Our revenues grew from $142.6 million in 2001 to $326.6 million in 2004, representing a compound annual growth rate of 31.8%. Our net income grew from $25.1 million in 2001 to $56.7 million in 2004, representing a compound annual growth rate of 31.2%. Our total number of employees was 9,661 as of December 31, 2004 and 11,237 as of September 30, 2005. We are investing in new high-tech facilities, which we refer to as "knowledge parks", designed for expanding our operations and training our employees. As of September 30, 2005 we had 186 sales and marketing personnel supported by dedicated industry specialists in 24 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

        We have a highly qualified management team with a broad range of experience in the IT industry. Our Chief Executive Officer is an entrepreneur and engineer who has been in this industry for over 30 years and has led us from our inception in 1978. Most of our senior management has worked as a team with us for over 20 years. We use our competitive recruitment program to select the best talent from India's premier engineering institutions. We were ranked among the 10 Best Companies to Work For in India by a survey conducted jointly among Mercer, an international human resources consulting firm, TNS, a provider of market information and Business Today magazine.

        We were founded in 1978. Our corporate headquarters are in Mumbai, India, and our North American headquarters are in Cambridge, Massachusetts. General Atlantic made a significant investment in our company in 2002 and we completed our initial public offering of equity shares in India in February 2004.

Industry Background

        Businesses are increasingly relying on IT service providers to help manage the growing complexity, cost, and risk of today's IT infrastructure. Client engagements have evolved from simple staff augmentation and generic technology services to customized IT solutions requiring skilled IT professionals with in-depth industry knowledge. Further, the maturity of outsourced and offshore service delivery has generated client demand for more sophisticated engagement models combining onsite and offshore IT management. We believe these trends will continue to drive growth generally in the worldwide market for IT services and specifically in the Indian IT services industry.

Expectation for accelerated global IT spending

        Changing market conditions, rapid technological innovation, the impact of the internet and increasing globalization are creating an increasingly competitive business environment requiring businesses to transform the manner in which they operate. Customers are increasingly demanding improved service and accelerated delivery times at lower costs. To adequately address these needs, businesses are using IT service providers to help create sustainable competitive advantages.

        According to a January 2005 Gartner report,(1) worldwide spending on IT services is expected to grow from $569.6 billion in 2003 to $754.8 billion in 2008. This represents a compound annual growth rate of 5.8%.

(1)
Source: "Gartner Dataquest Market Databook, December 2004 Update", January 31, 2005, K. Yimada, G. Schiffler III, C. Smulders, J. Correia, W. Hahn and K. Hale.

Increased IT outsourcing as a means to optimize costs

        Businesses are outsourcing their IT requirements to better manage their IT spending and reduce costs. Outsourcing enables businesses to optimize their IT cost structures by converting a portion of their fixed costs to variable costs. Consequently, we believe outsourcing presents significant long-term growth potential. The following table shows Gartner's recent worldwide forecast for IT outsourcing by industry for 2003 and 2008.

Trend towards offshore IT services

        Macroeconomic trends of globalization and industrialization, and a rapidly evolving economic and business environment have driven the trend towards off-shoring of IT services. To acquire high quality IT services more cost effectively, businesses are increasingly using offshore IT providers. It has become common for requests for proposals to require significant detail about the IT services providers' offshore capabilities. As a result, over the last few years a large number of global technology and IT services companies have begun to incorporate offshore operations as part of their business models. According to a December 2004 Gartner report,(1) by 2008 Gartner forecasts that the globally sourced component (external labor billed to the customer) of IT services spending will be approximately $50.0 billion, representing about 7% of the $728 billion total. This represents a compound annual growth rate of approximately 29% from 2003 to 2008.

(1)
Source: "Gartner on Outsourcing 4Q04", L. Scardino, R. Brown, B. Caldwell, S. Cournoyer, C. Dreyfuss, I. Marriott, W. Maurer, A. Young.

Growing Indian IT services sector

        India is a premier source for offshore IT services. According to an IDC report published in 2004, 80% of businesses in a survey with thirty respondents selected India as a preferred country for offshore IT services. We believe that there are several key factors favoring India:

  •
  High quality delivery: The development centers at several of the Indian IT services providers have been assessed at SEI-CMM Level 5;

  •
  Significant cost benefits: The NASSCOM Strategic Review 2005 suggests that overseas could realize savings of 25% to 60% by utilizing offshore resources; and

  •
  Abundant skilled resources: India has an abundant, highly-skilled, English-speaking labor pool. According to the NASSCOM Strategic Review 2005, India turns out approximately 2.5 million graduates, including 284,000 engineering students, from its educational institutions annually.

        According to NASSCOM, the top ten Indian IT services and software exporters by estimated export revenues (excluding U.S.-based and other foreign companies that have significant offshore operations in India) for the year ended March 31, 2005 are:

Rank	Company
1.	Tata Consultancy Services Limited
2.	Infosys Technologies Limited
3.	Wipro Limited
4.	Satyam Computer Systems Limited
5.	HCL Technologies Limited
6.	Patni Computer Systems Limited
7.	iFlex Solutions Limited
8.	Mahindra British Telecom Limited
9.	Polaris Software Limited
10.	Perot Systems TSI (HCL Perot Systems Limited)

Source:
NASSCOM

Our Delivery Model

        We address our clients' needs with our global delivery model, through which we allocate resources in a cost-efficient manner using a combination of onsite client locations in North America, Europe and Asia and offshore locations in India. We believe an integral part of our delivery is our industry knowledge, which we refer to as our domain expertise. We believe the diagram below illustrates our delivery approach:

(1)
Industry Experts, Business Analysts, Solution Architects.

*
Other industries include retail, energy and utilities, logistics and transportation, and media and entertainment.

The shaded areas are for illustrative purposes only and do not represent actual onsite, transient onsite and offshore percentages. Transient onsite are personnel who work onsite on a temporary basis.

        We refer to our own industry experts, business analysts and solutions architects who are located primarily onsite with the client as our "domain wedge" (represented by the forepart of the arrow of the diagram). These experts are supported by additional personnel who provide technical services onsite on a temporary basis (represented in orange in the diagram as transient onsite personnel), and by our trained professionals located normally at one or more of our eight offshore centers in India (represented in green in the diagram). Typically, at the initial stage of a project, we provide services through our onsite industry and technology experts and our transient onsite delivery personnel. By applying our domain wedge approach, we deliver solutions that can be structured to scale to suit our clients' needs. In certain cases we provide dedicated offshore development centers, set up for a particular client. Through these offshore development centers we integrate our clients' processes and methodologies and believe we are better positioned to provide comprehensive and long-term support. We maximize the cost efficiency of our service offerings by increasing the offshore portion of the work as the client relationship matures. To complement our domain wedge, we have aligned a majority of our sales and marketing teams to focus on specific industry sectors.

Our Competitive Strengths

        We believe our competitive strengths enable us to deliver high-quality, efficient and scalable services. These strengths include:

Focused Industry Expertise

        We concentrate on industries where we believe we can generate sustained revenue growth, such as insurance, manufacturing, financial services and telecommunications. Through our extensive experience in these industries, we provide solutions that respond to technological challenges faced by our clients. To enhance our domain expertise in financial services and telecommunications, we have made selective acquisitions such as The Reference Inc., which we acquired in 2003, and Cymbal Corporation, which we acquired in 2004. We also focus on technology practices, specifically in product engineering and for ISVs.

Successful Client Relationships

        We have demonstrated the ability to build and manage large client relationships. Our established, long-term relationships typically develop from performing discrete projects to providing multiple service offerings spread across the client's businesses. For example, we have a fifteen-year relationship with our largest client who is also one of our principal shareholders, General Electric, which has grown to $103.4 million in revenues in 2004. Through our flexible approach, we believe we offer services that respond to our clients' needs irrespective of their size. By leveraging our industry experience with our project management capabilities and breadth of technical expertise, we solidify and expand our client relationships.

Extensive Suite of IT Services

        We provide a comprehensive range of IT services, including application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services. Our knowledge and experience spans multiple computing platforms and technologies, which enable us to address a range of business needs and to function as a virtual extension of our clients' IT departments. We offer a broad spectrum of services in select industry sectors, which we leverage to capitalize on opportunities throughout our clients' organizations.

Delivery and Operational Excellence

        Through our mature global delivery model, we deliver high quality and cost-effective IT services from multiple locations in a reduced timeframe. We vary the composition of our employee resource pool, in terms of seniority and location, to maximize our productivity and efficiency. Our processes and methodologies have achieved Capability Maturity Model Integrated (CMMi) Level 5, the highest attainable certification. We use project management tools to deliver services to client specifications in a timely and reliable manner while maintaining a high level of client satisfaction.

Highly-skilled Professionals

        We have a highly qualified management team with a broad range of experience in the IT industry. Our Chief Executive Officer is an entrepreneur and engineer who has been in the IT industry for over 30 years and has led us from our inception in 1978. Most of our senior management team has worked as a team for over twenty years. We use our competitive recruitment program to select the best talent from India's premier engineering institutions. We were ranked among the 10 Best Companies to Work For in India by a survey conducted jointly among Mercer, an international human resources consulting firm, TNS, a provider of market information and Business Today magazine.

Our Strategy

        We seek to further enhance our position as a leading Indian provider of integrated IT services and solutions through our global delivery model. To achieve this we intend to:

Penetrate and Grow Strategic Client Accounts

        We have achieved strong revenue growth by focusing on select, long-term customer relationships which we call strategic accounts. We aim to expand the scope of our client relationships by leveraging our focused industry sector expertise with delivery excellence, responsive engagement models and breadth of services. We intend to focus on adding new strategic clients and further penetrating our existing customer relationships. We address the needs of our larger strategic relationships through dedicated account managers who have responsibility for increasing the size and scope of our service offerings to such clients. We aim to strengthen our sales and marketing teams, a majority of whom are aligned to focus on specific industries.

Strengthen and Broaden our Industry Expertise

        We intend to strengthen our understanding of key industries by investing in a strong base of industry experts, business analysts and solutions architects as well as considering select, targeted acquisitions. We believe that we can add more value than a general service provider because we understand the specific industry requirements of our clients.

Strengthen and Broaden our Service Lines

        We aim to deepen our existing client relationships through new and more comprehensive service lines. In recent years we have added new capabilities in line with our growth and customer needs. We continually explore new initiatives through our internal centers of excellence, which focus on innovation in specific technology platforms or services. For example, we added quality assurance services as a new service line, and developed increased capabilities such as business intelligence, database administration and legacy system modernization in other service lines.

Optimize and Expand Delivery Capability

        We are committed to enhancing our processes and methodologies by investing in project management tools that improve our efficiency. We aim to develop new productivity tools, refine our software engineering techniques and maximize reuse of our processes. For example, we use automation testing to increase the efficiency of our project methodologies and for process management, defect tracking, audit management and contract management. We also apply this commitment to our infrastructure and we are constructing new knowledge park campuses in India to provide world-class infrastructure, high standards of quality and secure delivery.

Build our Brand Globally

        While our "Patni" brand is an established and recognized brand in India, we intend to increase recognition of our brand elsewhere in our client markets. We seek to achieve this through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients and to attract and retain talented professionals.

Pursue Strategic Acquisitions

        We seek to pursue selective strategic acquisitions to augment our capabilities and to address gaps in industry expertise, technical expertise, service lines and geographic coverage. We will continue to consider and seek acquisition opportunities such as The Reference Inc., which further deepened our domain expertise in the financial services industry, and Cymbal Corporation, which considerably increased our capabilities in the telecommunications sector.

Industry Practices, Technology Practices and Service Lines

        We offer our services to customers through industry practices in insurance, manufacturing, financial services and telecommunications, as well as in other industries. We also have technology practices that offer services in product engineering and for ISVs. Our industry practices and technology practices are complemented by our service lines, which we develop in response to client requirements and technology life cycles. Our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services.

Industry Practices

Insurance

        We offer a range of integrated services to global insurance companies. Our industry experts employ their knowledge in all stages of the insurance business cycle, from underwriting to compliance. Our offerings include a broad spectrum of services to insurance carriers including life and health, property and casualty and reinsurance companies. The IT services we provide span several functions, including sales and marketing, distribution, policy services, claims, compliance, accounting and reinsurance. Our core services include:

  •
  systems consolidation and integration of mergers and acquisitions;

  •
  policy administration conversions;

  •
  development of frameworks that reduce the cycle time and cost for policy issue and claim handling;

  •
  new product (life and retirement) introductions;

  •
  batch system optimization;

  •
  data mining;

  •
  development of business intelligence applications; and

  •
  legacy support of several applications.

        We are a member of global insurance industry organizations such as Life Office Management Association, or LOMA, the Association for Cooperative Research and Development, or ACORD, and the Insurance and Accounting Systems Association. Several of our business analysts are LOMA certified and certified by the American Institute for Chartered Property and Casualty Underwriters. Our insurance clients include Genworth Financial Assurance, or Genworth, The Guardian Life Insurance Company of America, MetLife and State Farm Insurance.

        The following case study describes our relationship with one of our clients in the insurance industry:

        In 1996, Genworth launched a strategic initiative to consolidate portions of its growing insurance businesses. This initiative created an immediate need for a scalable team of insurance-savvy IT professionals having the experience necessary to integrate a growing number of acquired businesses. We were involved from the project's inception, providing a product support team that scaled from roughly 20 consultants in 1997 to more than 200 by the end of 1999. Today there are approximately 400 professionals working on projects for Genworth in areas such as e-commerce, ERP, customer relationship management, data warehousing, production support and applications support.

        Genworth conducted an initial public offering in 2004 and manages much of its operations separately, although it continues to use the General Electric experience in serving its three major customer needs: protection, retirement income and investment and mortgage insurance. Genworth has had its own sourcing management since it was GE Financial Assurance and we have been directly interacting with it since then. Genworth sees providing 24 × 7 service effectively to its customers by utilizing the right skilled resources as one of the important drivers for outsourcing its IT needs.

Manufacturing

        Our manufacturing practice offers IT and business process outsourcing services that support the purchase, sales, production, engineering, finance, human resources and legal functions of a manufacturing company. Within the manufacturing industry, the sectors we service include consumer goods and durables, electronics, engineering, food and beverages, personal care products, paper and rubber products. To businesses in these sectors, we provide services in the following areas:

  •
  supply chain management;

  •
  demand chain management;

  •
  manufacturing applications and core manufacturing systems (including package implementation);

  •
  data warehousing; and

  •
  business intelligence.

        Our newer initiatives in this sector include application development using radio frequency identification, or RFID, technologies and business process monitoring solutions. Our manufacturing clients include Electrolux, Hewlett-Packard and McCormick.

        The following case study describes our relationship with one of our significant clients in the manufacturing industry:

        McCormick is a global leader in the manufacture, marketing and distribution of spices, seasonings and flavors. McCormick sought to automate its supply chain and needed a global IT services provider to help implement an SAP solution for its various business channels. To provide high quality solutions and leverage McCormick's in-house resources, we deployed a cross-functional team to work with McCormick's in-house technology staff, facilitating seamless knowledge transfer.

Financial Services

        Our financial services practice focuses on clients in the banking, financial services and securities industries. In April 2003, we acquired The Reference Inc., a Massachusetts corporation,

particularly to enhance our financial services industry practice. We provide consulting and software services for consumer and corporate banking, treasury and risk management, mutual funds and investment management and securities. Our software services to these areas include:

  •
  architecture design;

  •
  application integration and development;

  •
  information security assessments;

  •
  legacy system maintenance;

  •
  business intelligence;

  •
  customer relationship management;

  •
  mutual funds and capital markets solutions;

  •
  stock exchange and brokerage house solutions; and

  •
  business process outsourcing.

        Our financial services clients include several asset management companies such as ABN AMRO Services Company and the New York Stock Exchange.

Telecommunications

        Our telecommunications practice provides domain expertise in a wide spectrum of IT operations and business support systems used by telecommunications service providers across various segments including mobile, wireline, cable, broadband and media. We have expertise particularly in the newer business models that are emerging in these markets such as mobile virtual network operations or integrated voice/data/entertainment content services over broadband and 3G networks. Our telecommunications experts provide solutions that combine a wide variety of services including:

  •
  IT strategy;

  •
  system consulting and design;

  •
  application development;

  •
  implementation and maintenance;

  •
  quality assurance;

  •
  new product development and launch;

  •
  infrastructure management services; and

  •
  business process outsourcing.

        Our telecommunications clients include Hutchison 3G, Virgin Mobile and Visage Mobile.

        The following case study describes our relationship with one of our significant clients in the telecommunications services industry:

        Visage is a U.S.-based telecommunications company that offers turnkey technology and services platforms to mobile virtual network operators, or MVNOs, in the United States. Founded in 2001, Visage required an infrastructure to support an innovative hosted business model for launching and delivering MVNO services. We are currently engaged with Visage in the further development of this platform. We are working closely with Visage in the development of business requirements and IT strategy in connection with this project and provide services such as program management and support, application design and development, quality assurance and production rollout.

Other Industries

        In addition, we offer services to clients in the following industries:

  Retail

        Our experience in the retail practice includes specialty and national chains, and catalogue and internet retailing. We also offer standard services such as global trade item number assessment and redemption. Examples of our retail clients include Ann Taylor in the United States and Carphone Warehouse in the United Kingdom.

        The following case study describes our relationship with one of our significant retail clients.

        The Carphone Warehouse Group of companies, or CPW, is an independent retailer of mobile communications systems in the United Kingdom and is rapidly growing its retail operations in Europe. In 2003, CPW reviewed its systems development strategy and determined that it required sophisticated application development and support services to address its rapid growth and diverse customer base.

        We were selected as one of the key vendors to provide these services and have been working with CPW to accelerate the development of a flexible and reliable IT model. Sixty Patni professionals (32 onsite and 28 offshore) have worked with CPW to provide a diverse portfolio of IT services, including applications development, customization, maintenance and re-engineering of legacy applications, data warehousing and business process outsourcing for CPW. In addition to setting up an offshore development center, we have worked with CPW to implement best practices and a service delivery framework that cost effectively scales CPW's infrastructure. Combined with the dedicated resources in the offshore development center, these efforts ensure continuity and build domain knowledge across the extended IT team.

        Patni has provided CPW with increased IT capabilities, including access to a talent pool with industry and technology knowledge and experience in large-scale application development and maintenance projects. We have enabled the organization to quickly scale up to meet resource requirements and increase the consistency of its IT systems.

  Energy & Utilities

        Our experience in the energy and utilities industry includes product development support, concept to implementation project expertise and geographic information systems and related services.

  Logistics & Transportation

        We provide services to logistics and transportation companies covering operational applications such as fleet management, repairs and spares management, vendor management, reservations, flight operations, inventory management, passenger check-in applications, tracking, logistic applications such as warehouse management, business applications such as human resources and payroll and revenue, sales and financial management.

  Media & Entertainment

        The services we provide within the media and entertainment industry and television broadcasting include broadcast station management and automation applications, and traffic and billing systems. Our for publishing companies cover content layout software and search systems. Our services for online gaming and casinos primarily involve accounts management. Our principal media client is NBC, which is majority-owned by General Electric.

Technology Practices

ISV

        Our ISV technology practice offers outsourcing services that focus on design and development of software products. Our key engagements are with packaged software and engineering software vendors. We help ISVs shorten upgrade release cycles and reduce the time for a new product to be launched while maintaining cost efficiencies. We leverage the latest tools and technologies to assist in re-engineering and migrations to newer technology programs. These services include:

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  prototyping;

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  design and development for new software products;

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  testing, maintenance and sustenance engineering support; and

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  deployment support.

        As of September 30, 2005, we had 574 software professionals who are dedicated to servicing the growing needs of ISVs around the globe. Our ISV clients include Hitachi, IBS, Telelogic, Mercury and Oracle.

        The following case study describes our relationship with one of our significant clients in our ISV technology practice:

        Hitachi Ltd. is a Fortune 500 company and a leader in the electronics industry. We have provided IT services to Hitachi for more than ten years. Hitachi's software division, a part of Hitachi Ltd., is involved in developing a variety of software products including system software and open middleware for the Japanese and overseas markets. With a view to retaining its leadership in the Japanese market and improve its position globally, Hitachi was seeking a long-term offshore IT services partner. One of its key aims was to improve margins on its products through increased productivity, cost-effective solutions and reduced product development costs. Our relationship with Hitachi started with migration and linguistics projects and has expanded to include the establishment of a dedicated offshore development center in Mumbai that develops system software used in Hitachi products. The relationship has steadily progressed over the years and currently involves jointly developing various software products with Hitachi for deployment in mission critical environments. We are also involved in providing support to Hitachi's customers in terms of troubleshooting and ensuring rapid delivery time on various mission critical deployments.

Product Engineering

        Our product engineering technology practice offers our clients complex design and development services in a wide range of industry sectors such as electronics, industrial automation, information storage, mobile and wireless and semiconductors. These services include:

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  industrial design;

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  electronic system design (chip design, hardware board design and real time embedded software design and development);

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  multilingualization;

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  technical help desks;

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  product prototyping; and

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  regulatory compliance.

        As of September 30, 2005, we had 970 software professionals in our project engineering practice. Our product engineering practice clients include Schindler Elevator and St. Jude Medical.

        The following case study describes our relationship with one of our significant clients in our product engineering practice:

        Schindler Elevator Limited, a manufacturer of escalators and elevators, engaged us to develop intelligent elevator control systems with a high precision, zero-defect fault tolerant design. We set up an offshore development center consisting of engineers and industry experts to provide a solution suite including real-time middleware development, traffic movement optimization, and a fault-tolerant supervision system for large installations. We have developed a research and development relationship with this client and continually share best practices.

Service Lines

Application Development

        We custom design, develop and implement software solutions for a variety of client needs. We offer services across the software development lifecycle, including requirements analysis, design, implementation, integration and testing for our projects. We typically perform application design, implementation and testing primarily in our offshore delivery centers located in India, while requirements analysis, transition planning, user training and deployment are performed at our clients' sites. In specific situations, we may work jointly with our clients' teams. Our projects range from single-platform, single-site systems to multi-platform, multiple-site systems and typically include new development and/or significant functional enhancements to existing software applications. We have developed expertise in mainframe, client-server and internet technologies and on emerging platforms such as .NET and J2EE.

Application Maintenance and Support

        Our application maintenance and support services include performance optimization and system modification, product and system support, preventive maintenance and migration to newer technologies and platforms. We perform most of our maintenance and re-engineering assignments at our offshore delivery centers located in India. In addition, we maintain small teams at our clients' premises to coordinate support functions. We perform diagnostics to assess offshore outsourcing potential and prepare a customized offshore road-map. We share the benefits of our continuous improvement initiatives to reduce recurring maintenance costs for our clients. Our application maintenance projects are typically long-term in nature.

Packaged Software Implementation

        We assess, evaluate, implement and maintain packaged software developed by global vendors in the areas of enterprise resource planning, customer relationship management or CRM, supply chain management, business intelligence and enterprise application integration. Our offerings comprise:

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  consulting services, which include functional and technical assessment, architecture and technology consulting and training;

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  implementation services, which include product implementation and rollout;

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  application care services, which include post-implementation support, product customization, interface development and version upgrade; and

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  functional extensions and integration of diverse enterprise applications.

Infrastructure Management Services

        We offer full support services of the IT infrastructure and remote managed services of applications, network and hardware infrastructure for our clients. These services are delivered both at customer locations and from our offshore facilities located in India. We specialize in mainframe and client-server operating systems, a wide range of data and voice networks, enterprise management systems, infrastructure products from well-known vendors, web-server products, network security products, disaster recovery and business continuity management. From our network operations center in India we have the facility, hardware and technology to deliver remote managed services to our customers. Our service offerings address several managed services configurations such as traditional, integrated and automated remote monitoring, and management and reporting for enterprise-wide infrastructure environments including hardware, communications and software environments.

Product Engineering Services

        Our product engineering services support the various industry requirements of multiple disciplines such as utilities, manufacturing, insurance, banking and finance. Our primary product engineering services include engineering design and modeling, electronic design, embedded software development, product lifecycle management which includes re-engineering, maintenance and sustenance of legacy products, testing and migrations to new technologies. We offer these services to clients in industry sectors such as consumer electronics, automotive, medical electronics, industrial automation, office automation, handheld/mobile device manufacturing and semiconductor manufacturing. Our technology expertise spans multiple computing languages including assembly language for various micro-controllers and processors, real-time operating systems, various computer aided design and manufacturing platforms, GIS platforms, communication protocols and digital signal processing. We also offer document conversion services and GIS services especially to our customers in the utilities industry.

Business Process Outsourcing

        We started offering business process outsourcing services in 2002. Since then we have been enhancing our expertise and concentrating on transaction processing for our insurance, financial services and telecommunication clients and administrative processes in the areas of finance and accounting, payment processing, human resource management and technical help-desks.

Quality Assurance Services

        Our quality assurance services include functional testing, test automation, performance testing, remote testing and test process consultancy. Apart from testing custom-built applications, we have experience in testing operating systems, utilities, specialized application servers and middleware products. With respect to automation, we have partnerships with leading vendors and expertise in leading commercial and open source tools.

Quality and Project Management

        While quality always has been an integral part of our operations at Patni, we became formally certified and assessed for quality models in 1995. We started with ISO 9000-1994, underwent
SEI-CMM level 4 and 5 assessments and as of today are ISO 9001-2000 certified and are assessed for P-CMM Level 3 and SEI-CMMi Level 5. ISO 9001 is an international standard for quality management systems maintained by the International Organization of Standardization. The Capability Maturity Model (CMM) is a method for evaluating the quality of a company's management and software engineering practices, with Level 5 being the highest attainable certification. The CMM was developed by the Software Engineering Institute (SEI) at Carnegie Mellon University. The Software Engineering Institute subsequently released a revised version known as the Capability Maturity Model Integration (CMMi). We have been using the Six Sigma Program to implement process changes including the above. We continuously strive to better our quality management system with the help of industry best practices and research findings. Our quality management system involves the review and continuous improvement of software development and related processes, testing of work products and regular internal and external quality audits. We apply sophisticated project management and solution deployment methodologies that we have developed to help ensure timely, consistent and accurate delivery of IT solutions to our clients. In 2003 we received the Award for Excellence in Electronics from India's Ministry of Communications & Information Technology.

        Centers of Excellence.    We have developed internal "centers of excellence" to create expertise in emerging technologies. We currently have centers of excellence that focus on middleware integration, legacy systems modernization, business intelligence, RFID, process consulting and service oriented architectures based on technologies such as J2EE and .NET. For example, we use our center of excellence on legacy systems modernization to develop solutions for our clients who want to maintain their current business-critical systems but at the same time want to utilize the latest technologies for new systems. We partner with leading technology vendors such as IBM and Microsoft to implement technology solutions soon after they are made available in the market.

Sales and Marketing

        Our sales teams use a multi-pronged approach to market our services. They target certain industries and service lines through focused sales executives, geographies through regional sales executives and large clients through dedicated account managers. We have aligned a majority of our sales and marketing teams to focus on specific industries. In addition to our sales executives, we have industry experts and solution architects who complement our sales efforts by providing specific industry and service line expertise. Our sales efforts are also supported by our marketing professionals, who assist in brand-building and tracking our expertise. Our senior management and dedicated account managers are actively involved in managing client relationships and business development through targeted interaction with multiple contacts throughout our clients' organizations. We aim to develop our client relationships into partnerships by working closely with our clients' managers and senior executives to formulate and execute an offshore outsourcing strategy, implement engagement models that suit their particular challenges and explore new service lines.

        We undertake detailed periodic reviews to identify existing and prospective clients that we believe can develop into large, strategic clients. We intend to focus on adding more strategic accounts, which we define as those who provide $4.0 million or more in annual revenues or those with whom we believe we have the potential to achieve such annual revenue amounts over a 24 to 30 month period. For each strategic client, a senior executive is identified and charged with managing the overall client relationship and leading periodic reviews with the client. The number of strategic clients has grown from 17 as of December 31, 2002 to 27 as of December 31, 2004, and to 31 as of September 30, 2005.

        We have 24 sales offices across North America, Europe and the Asia-Pacific region. As of September 30, 2005 we had 186 sales and marketing personnel who are supported by dedicated industry specialists. We set targets for our sales personnel at the beginning of each year, which are subject to periodic reviews. In addition to a base salary, our compensation package for sales personnel includes an incentive-based compensation plan driven by achievement of the prescribed targets.

        Our sales and marketing professionals help promote the "Patni" brand through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients and to attract and retain talented professionals.

Clients

        We market our services to clients located in the United States, Europe, India, Japan, the rest of the Asia-Pacific region (excluding Japan) and the rest of the world. A significant proportion of our revenues is derived from clients located in the United States, as illustrated in the table below:

	Fiscal year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
United States	87.6%	88.8%	87.8%	88.4%	85.0%
Europe	7.2%	7.2%	7.9%	7.4%	9.2%
India	0.2%	0.2%	0.2%	0.2%	0.4%
Japan	3.5%	2.9%	3.3%	3.3%	4.2%
Asia-Pacific (excluding Japan)	0.8%	0.5%	0.4%	0.3%	0.3%
Rest of the World	0.7%	0.4%	0.4%	0.4%	0.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

        Further, a significant proportion of our revenues has been derived historically from the insurance, manufacturing and financial services industries, as illustrated in the table below. Since our acquisition of Cymbal, we have considerably increased our revenues from the telecommunications industry. We also derive a small proportion of our revenues from clients in other industries, which include retail, energy and utilities, logistics and transportation, media and entertainment and from our technology practices, ISV and product engineering.

	Fiscal year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
Insurance	37.7%	33.2%	32.8%	33.1%	28.6%
Manufacturing	33.2%	34.0%	28.3%	29.2%	22.3%
Financial Services	16.5%	18.6%	19.2%	20.3%	16.2%
Telecommunications	0.1%	0.1%	2.6%	0.2%	14.5%
Others	4.1%	5.1%	6.6%	6.4%	6.5%
ISV	6.8%	6.8%	5.9%	6.3%	5.2%
Product Engineering	1.6%	2.2%	4.6%	4.5%	6.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

        A significant proportion of our revenues is derived from a small number of clients, as illustrated in the table below, although we believe we have successfully diversified our client base over the past three years:

	Fiscal year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
General Electric	50.9%	41.2%	31.7%	33.5%	23.8%
State Farm Insurance	16.0%	17.4%	14.9%	15.8%	12.1%
Top 5 Clients	76.2%	69.0%	57.6%	60.1%	49.0%
Top 10 Clients	84.9%	79.6%	69.0%	71.4%	61.0%

        Our top ten clients currently include General Electric (one of our principal shareholders) and State Farm Insurance, as well as ABN AMRO Services Company, Hitachi, MetLife and St. Jude Medical.

        The following table illustrates a breakdown of our largest clients by revenue categories on a cumulative basis:

	Fiscal year ended December 31,			September 30,*
	2002	2003	2004	2004	2005
No. of $1 million + clients	15	26	46	33	58
No. of $5 million + clients	5	8	12	10	15
No. of $10 million + clients	2	2	4	4	9
No. of $25 million + clients	2	2	2	2	2
No. of $50 million + clients	1	1	1	1	2

*
Based on the twelve month period ending September 30.

The General Electric Association

        Our association with General Electric commenced in 1990. During the initial phase of our engagement, from 1990 to 1994, we executed application support and development primarily on IBM mainframe systems. During this initial period, most of the engagements were priced on a time and materials basis. In 1995, we entered the next phase of our association through the establishment of a dedicated offshore development center for General Electric in Mumbai. We also increased work done on a fixed-price basis. Starting in 2001, most of the work that we delivered to General Electric has been executed using a fixed-price SLA based engagement model.

        We provide services for a number of entities within the General Electric group of companies. Some of our key engagements are with GE Commercial Finance America, GE Consumer Finance, GE Consumer & Industrials, GE Corporate Information Systems, Genworth (formerly General Electric's life and mortgage insurance businesses), GE Infrastructure, GE Transportation, GE Employer Reinsurance and NBC. For these businesses, we provide services in the areas of multi-year application support, new program development, infrastructure management, business intelligence solutions and software package implementation. We deliver these services in most of the technology areas deployed at various businesses of General Electric. Our largest General Electric engagement is with GE Consumer Finance, for which we act as the preferred IT services supplier for application development and maintenance to its credit card processing business. We service more than 20 IT applications through approximately 300 software professionals for this engagement, which was begun in 2002 and is renewable by the customer annually. We serviced approximately 170 individual projects for GE Consumer Finance in 2004, and approximately 120 projects for the nine months ended September 30, 2005.

        To further strengthen our relationship with General Electric, we:

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  continuously enhance our processes and methodologies using quality and defect measurements such as the internationally recognized Six Sigma framework;

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  deliver a significant portion of the work from our Indian offshore centers;

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  commit and deliver on service levels on a fixed-fee basis;

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  build centers of excellence that help create solutions in new and emerging technology areas; and

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  leverage our expertise in various industry domains such as insurance, manufacturing and financial services.

        Our engagement model with General Electric includes a dedicated development center, integrated telecommunications networks, quality program targets and highly integrated program management and reporting. Most projects are on the basis of fixed-price SLAs, with our responsibilities likewise fixed, and are bid on a competitive basis against other third-party IT service providers. Accordingly, our pricing for these projects is based on our cost and margin expectations for completing the project, which is the same basis that we bid for fixed price projects with other customers. Individual projects under the agreement are separately bid and negotiated by us. On November 12, 2003, we entered into a new master Information Technology Services Agreement with General Electric, with a term from January 1, 2004 to December 31, 2006. The terms of this agreement generally reflect the provisions described below under "Contractual Arrangements." In addition, the agreement provides that we will support General Electric's aim to have (i) at least 90% of all task orders under the agreement on a "fixed price" basis; (ii) no fewer than 85% of personnel assigned to work on a specific project to remain on such project; and (iii) at least 70% of work under the agreement undertaken at our offshore development centers. General Electric became a shareholder in 2000. See "Related Party Transactions—General Electric."

State Farm Insurance

        We are party to a Master Alliance Agreement with State Farm Insurance. Typical of MSAs with most of our customers, the agreement acts as a framework to govern our overall relationship with State Farm Insurance, does not stipulate that we are the preferred supplier to the customer and does not provide that we are entitled to any minimum amount of work or revenues. The Master Alliance Agreement commenced on January 1, 2002 for an initial term of three years, is subject to annual renewal by the customer for two additional years beyond the initial term, and is terminable by the customer at any time on 90 days' notice. Each work assignment is separately bid on and negotiated by us, with the terms of each assignment specified in an individual work order governing the assignment. The work orders provide for the services to be performed by us for the project, the deliverables (including software, source code and specifications) and other products or materials to be produced by us and the estimated labor hours or price for completion of the relevant project. The agreement enumerates a wide range of services that may be provided by us, including administrative services, consulting, call center services, system access and security administration, product technology support, education and training services, requirements analysis, software design, software development, software integration and testing, operations and maintenance, application support and equipment operations and technical support.

Contractual Arrangements

        We enter into non-exclusive MSAs with clients that typically have a specified term and contain general rights and obligations governing our relationship with the client. The MSAs specify the broad scope of work and typically do not include any commitment by the client to give us a specific volume of business or future work. For each work assignment, the client and we enter into separate work orders that specify the types of services we are required to provide to the client, the performance levels and the price terms. Although some of our MSAs contain the billing rates for time and materials work orders, for most of the services we provide, whether on a time and materials basis or on a fixed-price basis, the separately agreed work order contains the specific pricing and other commercial terms.

        Most of our MSAs, including the MSAs with our two largest customers, can be terminated with or without cause, with 0 to 90 days notice and without termination-related penalties. The MSAs typically contain terms that:

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  require us to provide various representations and warranties, including those relating to the services we perform;

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  require us to maintain confidentiality relating to the client and the contract;

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  require us to protect the intellectual property of our clients;

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  require us to comply with certain security obligations, including maintaining network security and back-up data, ensuring our network is virus free and verifying the integrity of employees that work with our clients by conducting background checks;

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  require us to indemnify the client, including for third party intellectual property infringement;

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  limit the liabilities of both parties under the contract; and

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  provide for reciprocal non-solicitation of employees by our clients and us.

        The MSAs typically do not stipulate that we are the preferred supplier for the customer and do not provide that we are entitled to any minimum amount of work or revenues from the customer.

Competition

        The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

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  Indian IT services companies, such as HCL Technologies Limited, Infosys Technologies Limited, Satyam Computer Services Limited, Tata Consultancy Services Limited and Wipro Limited;

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  international IT services companies, such as Accenture, Cognizant, Computer Sciences Corporation, Sapient Corporation and Electronic Data Systems;

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  divisions of large multinational technology firms such as IBM and Hewlett-Packard;

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  in-house IT departments of large corporations;

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  other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms;

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  offshore service providers in other countries with low wage costs such as China, the Philippines, and Eastern Europe; and

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  involvement of third party intermediaries who negotiate IT services and outsourcing contracts on behalf of their clients.

        A number of our international competitors are setting up operations in India. Further, a number of our international competitors with existing operations in India are ramping up their presence in

India as offshore operations in India have become an important element of their delivery strategy. This has resulted in increased employee attrition among Indian vendors and increased wage pressure to retain software professionals. We believe that price alone is not a sustainable competitive advantage in an environment where IT solutions are becoming increasingly critical to clients' core corporate strategy. We have therefore built our competitive position on our ability to leverage our industry specific knowledge and experience in a broad range of IT services, to manage and maintain large client relationships, to continually monitor and improve our delivery excellence and to attract and retain highly-skilled software professionals.

Innovation

        We believe innovation should be institutionalized so as to ensure our ability to help clients meet emerging challenges. We have two groups involved in our research and development activity initiatives, the product and technology initiatives group and the delivery innovation group. We also have a business analysis group that serves as a channel between our clients and our innovation groups to provide analysis on the trends in client requirements and evolving needs.

Service and Technology Initiatives

        The product and technology initiatives group is focused on applied research and development initiatives and employs emerging technologies to create new technology service offerings. The group has established systems to harness talent among our employees by providing a shared framework for idea generation. The group is responsible for identifying, evaluating and incubating new technology service offerings and later converting relevant technology offerings into centers of excellence. As of September 30, 2005, this group consisted of 55 professionals supported by specialists from industry practices and service offerings from time to time. The current focus areas of the group include service oriented architectures and their usage in building next generation applications, mobile computing and its applications, usage of RFID technologies and legacy systems modernization.

Delivery Innovation

        Our delivery innovation group is focused on providing operational excellence and serving our customers in the most efficient manner. This group's activities include developing best practices and refining our methodologies, tools and techniques used in the software engineering and project management activities, improving estimation processes and adopting new technologies for improving productivity. The delivery innovation group consists of professionals who are experts in process improvement and automation and who also act as a resource center for our nascent service lines such as our quality assurance services.

Human Resources

        We employed 5,570, 7,091, 9,661 and 11,237 employees as of December 31, 2002, 2003 and 2004 and September 30, 2005, respectively. As of September 30, 2005, we had 10,122 software professionals. Of these software professionals, 2,296 employees were categorized as onsite and 7,826 as offshore. The geographic breakdown for our employees as of September 30, 2005 is as follows:

Location	Number of Employees
India	8,734
North America	2,134
Rest of World	369

        We believe that our ability to maintain and continue our growth depends to a large extent on our strength in attracting, training, motivating and retaining our employees. We operate in eight major cities in India, which enables us to recruit technology professionals from different parts of the country. The key elements of our human resource management strategy include recruitment, training and development, compensation and retention.

Recruitment

        We have developed processes to evaluate and recruit large numbers of talented employees. Our hiring is driven by an annual budgeting process, which is monitored and adjusted on a monthly basis based on business visibility. We recruit talent from premier universities, colleges and institutes in India, including the Indian Institutes of Technology, known as IITs, regional engineering colleges, or RECs, and Indian Institutes of Management, or IIMs. For our offshore facilities located in India, our campus recruiting team visited over 50 campuses in 2004. Our rigorous selection process involves a series of activities including case interviews and technical and psychometric tests. We have a similarly competitive recruitment program for our lateral hires. All new hires are inducted into our organization through a structured program, which involves extensive training as well as mentoring.

        Our software employees are highly-skilled and have diverse educational backgrounds. As of September 30, 2005, graduate engineers comprised 62.6%, post graduate engineers comprised 4.3%, employees with masters degrees in computer applications or computer management comprised 16.2% and employees with a masters in business administration and equivalent qualifications comprised 6.9% of our software professionals. Other degrees comprised 10.0% of our software professionals. We believe that we have a balanced mix of experience with approximately 48.5%, 20.9% and 30.6% of our software professionals with work experience of under 3 years, 3 to 6 years and over 6 years, respectively, as of September 30, 2005.

Training and Development

        We are committed to investing in training programs to continually enhance the capabilities of our employees. We have a transparent evaluation system for tracking performance and identifying potential that results in individual development plans that help build capabilities and recognize preferences of our employees. We offer our employees multiple avenues and choices for personal and professional growth, including several distinct career paths. In addition, our innovative program, "Leadership Excellence at Patni", communicates leadership attributes and helps us identify and develop future leaders necessary for our growth. Our training plans are personalized and address both technical and soft-skill requirements. For each software professional, we plan a minimum of 10 working days of training per year. As of September 30, 2005, we had 25 faculty members in our training division, 11 dedicated classrooms and 16 computer labs.

Compensation

        Our software professionals currently receive salaries and benefits which we believe are competitive in the industry. We adjust our compensation packages annually based on industry salary correction, compensation surveys and individual performance. Compensation also includes a variable component which is linked to our performance as a company. Senior employees are eligible for variable compensation depending upon attainment of pre-defined quarterly objectives. Our employees are also eligible for stock option grants. For more information on the terms of our stock option plan, see "Management—Employee Stock Option Plan."

Retention

        We endeavor to provide a challenging and entrepreneurial work environment and multiple growth opportunities for our employees. To respond to competition from our competitors and to align our offshore compensation levels with the international market, we have implemented certain measures to limit our level of attrition, which was 18.6% during the nine months ended September 30, 2005. These include an annual salary review, the implementation of the "Leadership Excellence At Patni" program, the introduction of skill-related bonuses, the creation of an online grievance redressal mechanism, and the adoption of an employee stock option plan in June 2003. Through the various programs described above, we seek to identify and develop high-performers early in their careers. In November 2004, we were ranked among the 10 Best Companies to Work For in India by a survey conducted jointly among Mercer, an international human resources consulting firm, TNS, a provider of market information and Business Today magazine. We are also in the process of building the first phase of a scalable knowledge park, a high-tech business facility which will be fitted with lifestyle amenities for our employees.

        In line with the Indian IT industry, none of our employees are represented by a union. We believe we have positive relations with our employees.

Facilities and Infrastructure

        A key component of our global delivery model is the telecommunication linkages between client sites and our sites and between our distributed sites in India. We have designed a global network architecture which provides client connectivity, offshore development center connectivity and internet connectivity. This network provides seamless access and uses high availability networks and advanced routing protocols for redundancy and availability. Although we rely on third parties, such as telecommunications providers and internet service providers to provide such services, we ensure that we have multiple service providers using multiple routes and media to attain high levels of redundancy, availability and performance. We have dedicated teams to monitor the operations of our network operations 24 hours a day and seven days a week. We use encryption techniques for confidentiality of data as required.

        Our principal executive offices are located at Mumbai, India. Our North American headquarters are located in Cambridge, Massachusetts. These facilities are used primarily for management functions and support functions such as sales, marketing and general administration.

        We have state-of-the-art facilities in eight locations in India where our technical staff is located and which serve as our primary delivery centers. We also have imaging centers and distribution centers in the United States and in the United Kingdom for handling the digital processing of documents.

        Our locations in India are as follows:

No.	Property	Square Feet	Industry/Technology Practices Covered/Services Provided
1.	Mumbai
	Owned	130,474
	Leased	53,174

	Total Mumbai	183,648	Manufacturing, Financial Services, ISV, Other, Product Engineering Services

2.	Pune
	Owned	75,477
	Leased	277,692

	Total Pune	353,169	Insurance, Manufacturing, Telecommunications, ISV, Other, Enterprise Application Systems, Enterprise Systems Development

3.	Gandhi Nagar
	Owned	37,014	Insurance, ISV, Other
4.	Chennai
	Owned	133,000	Financial Services, Manufacturing
5.	Noida
	Leased	83,528	Financial Services, BPO
6.	Hyderabad
	Leased	48,516	Telecomunications
7.	Bangalore
	Leased	114,330	Manufacturing, Product Engineering Services
8.	Thane
	Owned	91,159
	Leased	276,229

	Total Thane	367,388	Insurance, Manufacturing, Financial Services, Enterprise Application Systems

	Total	1,320,593

        We currently have capacity for approximately 16,381 professionals at these facilities. As of September 30, 2005, we used approximately 68.7% of our existing office space in our operations.

        Most of our global branch offices located outside of India are used for sales and marketing.

        We have 24 sales and marketing offices located in the following locations:

        In keeping with our plans for expansion, we have begun construction of new facilities in India, including in particular two knowledge parks in Navi Mumbai and Chennai. We anticipate that expenditures for our expansion plans will total approximately $250.0 million to $300.0 million through 2007. We intend these knowledge parks to have state-of-the-art resources with extensive workspace and training facilities and a modular design for ease of segregation of dedicated projects. These campuses will have secure, redundant infrastructure with the ability to provide scale and service to clients from one location. The initial phase of the construction has already begun at each site. The Navi Mumbai and Chennai facilities are expected to accommodate up to 15,000 and 10,000 people when completed in 2007. We estimate that we may spend an aggregate of approximately $140 million to complete these two projects. The initial phase of the Navi Mumbai facility is expected to be completed by October 2006 and is expected to accommodate approximately 5,000 people. The initial phase of the Chennai facility is expected to be completed by December 2006 and is expected to accommodate approximately 1,200 people. As of September 30, 2005, we have spent approximately $31.4 million on the knowledge parks.

        We currently plan to spend an additional approximately $100 million for other facilities throughout India, including an additional 220,000 square feet in Bangalore and Hyderabad and improved facilities at several of our other facilities in India. As we grow, we believe that additional space can be obtained on commercially reasonable terms to meet our future requirements.

        For the Chennai facility, we have entered into a lease dated September 30, 2004 with the State Industrial Promotion Corporation of Tamil Nadu, or SIPCOT. We have acquired 18.75 acres of land near Chennai for a lease term of 99 years to establish a project in connection with software development and support services. According to the terms of the agreement, we require SIPCOT's prior approval for any change in the composition of our board of directors that causes a change in ownership or management.

        Further, for the Mumbai facility we have entered into license agreements dated February 10, 2005, with the Maharashtra Industrial Development Corporation, or MIDC. We have been granted licenses to construct facilities over 50 acres of land in a phased manner in Navi Mumbai. Our occupation of the land is subject to entering into a lease agreement with a term of 95 years. This land may only be used for activities related to the information technology industry.

Intellectual Property

        We rely on a combination of copyright, trademark and design laws, confidentiality procedures and contractual provisions to protect our intellectual property, including our brand identity. We currently do not have any patents. We have registered our trademark and servicemark "Patni" in the U.S., U.K., Germany, Sweden, Japan, Singapore, Korea, Australia and in Class 9 in India and have applied to register our trademark and/or service mark in India (in other classes), Canada and the Netherlands. However, we cannot guarantee that our applications will be successful or that our efforts to protect our intellectual property will be adequate.

        We require our employees and subcontractors to enter into non-disclosure arrangements to limit access to and distribution of our clients' proprietary and confidential information as well as our own. Generally we are responsible to our clients for complying with certain security obligations including maintaining network security, backing-up data, ensuring our network is virus free and verifying the integrity of those employees that work with our clients by conducting background checks. We cannot assure you that we will be able to comply with all such obligations without incurring any liability.

        In addition, the terms of our client contracts often impose particular confidentiality and security standards. We have independently established a system of security measures to protect our computer systems from security breaches and computer viruses that may attempt to gain access to our communications network. We have deployed advanced technology and process-based methods to ensure a high level of security and we continually monitor such technologies to ensure that we maintain such levels consistently. Some of these components include clustered and multilevel firewalls, intrusion detection mechanisms, vulnerability assessments, content filtering, antivirus software and access control mechanisms. We use encryption techniques as required. We control and limit access to client-specific project areas.

        Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. There are currently no material pending or threatened intellectual property claims against us.

Legal Proceedings

        We are not currently a party to any material litigation and are not aware of any pending or threatened material litigation.

Subsidiaries

        We have the following subsidiaries, all of which are wholly-owned:

Name	Country of Incorporation
Patni Computer Systems, Inc.	USA
Patni Computer Systems (UK) Limited	UK
Patni Computer Systems GmbH	Germany
The Reference Inc.	USA
Patni Telecom Solutions Inc.	USA
Cymbal Information Services Private Limited	India
Patni Telecom Solutions (UK) Ltd.	UK
Cymbal Information Services (Thailand) Limited	Thailand

MANAGEMENT

        Our Chairman, Mr. Narendra K. Patni, is also our Chief Executive Officer. We currently have ten directors. The business address of each of our directors and executive officers is Akruti Softech Park, MIDC Cross Road No. 21, Andheri (East), Mumbai 400 093, India. For information relating to the election of and other information concerning our directors, please see "Description of Capital Stock."

        The following table sets forth details regarding our board of directors and executive officers as of December 5, 2005:

Name	Age	Position
Mr. Narendra K. Patni(1)(3)(5)(7)	63	Director (Chairman) and Chief Executive Officer
Mr. Gajendra K. Patni(1)(8)	64	Executive Director
Mr. Ashok K. Patni(1)(9)	54	Executive Director
Mr. Michael A. Cusumano(3)	51	Director
Mr. Arun Duggal(2)(5)	59	Director
Mr. William O. Grabe(4)(5)(6)(10)	67	Director
Mr. Anupam P. Puri(3)(4)	60	Director
Mr. Pradip Shah(2)	52	Director
Mr. Louis T. van den Boog(2)	52	Director
Mr. Ramesh Venkateswaran(3)(4)	53	Director
Mr. Satish M. Joshi	50	Executive Vice President and Chief Technology Officer
Mr. Vijay P. Khare	48	Executive Vice President and Global Delivery Coordinator
Mr. Mrinal R. Sattawala	50	Executive Vice-President and Global Sales and Marketing Coordinator
Mr. Deepak Sogani	39	Chief Financial Officer

(1)
Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni are brothers.

(2)
Member of the audit committee.

(3)
Member of the compensation committee.

(4)
Member of the remuneration committee.

(5)
Member of the shareholder and investor grievances committee.

(6)
Our Articles of Association provide that the board can appoint an alternate director pursuant to the provisions of the Companies Act. Mr. Abhay Havaldar is presently the alternate director to Mr. William O. Grabe.

(7)
Mr. Narendra K. Patni is the nominee of the NKP Group.

(8)
Mr. Gajendra Patni is the nominee of the GKP Group.

(9)
Mr. Ashok Patni is the nominee of the AKP Group.

(10)
Mr. Grabe is the nominee for General Atlantic.

Board of Directors and Executive Officers

        Mr. Narendra K. Patni, Chairman and CEO, is one of the founders of our company. Mr. Patni has a Master's degree in Electrical Engineering from the Massachusetts Institute of Technology, or MIT, and a Master's degree in Management from the Sloan School of Management at MIT. He also has a Bachelor's degree in Electrical Engineering from IIT, Roorkee. As an entrepreneur, he has played an integral role in the development of the Indian IT industry through his various ventures. Mr. Patni was instrumental in initiating the offshore outsourcing business model for the software industry. Prior to founding his first company, Data Conversion Inc. (now our U.S. subsidiary Patni Computer Systems, Inc.) in 1972, he was President and Director of the Forrester Consulting Group

and was previously with the U.S. Trust Company of New York and was a consultant to Arthur D. Little, Inc. Mr. Patni as a nominee of the NKP Group, is not required to retire by rotation.

        Mr. Gajendra K. Patni, Executive Director, is one of the founders of our company. Mr. Patni has a Chemical Engineering background and has over 35 years of experience in finance, banking, legal and personnel functions. He has contributed significantly in the past to the growth of the computer rental business of our company, which led to the formation of PCS Data Products (PCSDP) in 1981, and PCS Data General (PCSDG) in 1987. These companies were merged to form what is now PCS Technology Limited in 1994. Mr. Patni is a Joint Managing Director of PCS Technology Limited. Previously he was the Managing Director of Industrial Oxygen Company Limited. Mr. Patni as a nominee of the GKP Group, is not required to retire by rotation.

        Mr. Ashok K. Patni, Executive Director, is one of the founders of our company. Mr. Patni is a Mechanical Engineer from IIT, Mumbai. Mr. Patni has over 22 years of experience in computer hardware and systems software. Mr. Patni has contributed significantly in the past to the growth of the hardware business of our company which led to the formation of PCSDP in 1981, and PCSDG in 1987. These companies were merged to form what is now PCS Technology Limited in 1994. He is a Joint Managing Director of PCS Technology Limited. Mr. Patni as a nominee of the AKP Group, is not required to retire by rotation.

        Mr. Michael A. Cusumano has been a director since April, 2004. Mr. Cusumano has a B.A. degree from Princeton University and a PhD from Harvard University. Mr. Cusumano completed a postdoctoral fellowship in Production and Operations Management at the Harvard Business School. Dr. Cusumano is the Sloan Management Review Distinguished Professor at MIT's Sloan School of Management. He has published eight books and is a director of Coral Networks. Mr. Cusumano's term of office expires in 2007, but he is eligible for reappointment.

        Mr. Arun Duggal has been a director since November, 2003. Mr. Duggal has a Bachelor's degree in Mechanical Engineering from IIT, Delhi, and a post graduate diploma in management from IIM, Ahmedabad. Mr. Duggal has over 25 years experience with Bank of America, in positions including Managing Director of Bank of America in India and Chief Executive Officer of Bank of America Asia, Hong Kong. He was most recently Chief Financial Officer of HCL Technologies Limited. Mr. Duggal is currently a director of a number of other companies including Blackstone Investment Company Private Limited, Transparency International, Fidelity Fund Management Private Limited, FourS Services and Matrix Laboratories Limited. In addition, Mr. Duggal is a special advisor to General Atlantic. See "Management-Relationship with General Atlantic." Mr. Duggal's term of office expires in 2009, but he is eligible for reappointment.

        Mr. William O. Grabe has been a director since September, 2002. Mr. Grabe has a BS degree in Engineering from New York University and an MBA from the University of California, Los Angeles. Since 1992 Mr. Grabe has been a managing director at General Atlantic LLC, a worldwide private equity firm. Prior to that, he was a Vice President of IBM and held various positions, the last of which was head, North America Sales and Marketing. He is a director of various companies in which General Atlantic has investments, including Ai Metrix, Bottomline Technologies, Digital China Holdings, Lifecare and LHS GmbH, and is also a director of Compuware Corporation and Gartner, Inc. General Atlantic is one of our principal shareholders, with a shareholding of 25.0%. See "Principal Shareholders" and "Management-Relationship with General Atlantic." Mr. Grabe's term of office expires in 2008, but he is eligible for reappointment.

        Mr. Anupam P. Puri has been a director since November, 2003. Mr. Puri has an M. Phil. and a Master of Arts in Economics from Oxford University and a Bachelor of Arts in Economics from Delhi University. Mr. Puri was previously a director and elected member of the board of directors of McKinsey & Company. During his 30-year tenure, he served in a number of positions at global companies and governments and led the development of McKinsey's India practice and oversaw their Asian and Latin American offices. Mr. Puri is a special advisor to General Atlantic. See "Management-Relationship with General Atlantic." Mr. Puri's term of office expires in 2006, but he is eligible for reappointment.

        Mr. Pradip Shah has been a director since November, 2003. Mr. Shah is a Chartered Accountant, has an MBA from the Harvard Graduate School of Business and a degree from The Institute of Cost and Works Accountants of India. Mr. Shah was responsible for introducing credit ratings in India and is a founder of CRISIL Limited. Mr. Shah is currently the Chairman of the Board at IndAsia Fund Advisors Private Limited. Mr. Shah's term of office expires in 2006, but he is eligible for reappointment.

        Mr. Louis T. van den Boog has been a director since March, 2005. Mr. van den Boog has a Master's degree in Business Economics and in Public Accounting from the Free University in Amsterdam. Mr. van den Boog is an IT industry veteran with approximately 20 years experience in the software industry, as well as extensive experience in mergers and acquisitions, public offerings and private equity and venture capital fundings. Mr. van den Boog has supported a series of European and U.S. portfolio companies, in particular as a director of Metapath Software International, GWI AG, abaXX Technology AG and other software and services companies looking to expand internationally. Mr. van den Boog was previously with Oracle Corporation where he helped to build the European operations of the company. Mr. van den Boog is a former special advisor to General Atlantic. See "Management-Relationship with General Atlantic." Mr. van den Boog's term of office expires in 2008, but he is eligible for reappointment.

        Mr. Ramesh Venkateswaran has been a director since November, 2003. Mr. Venkateswaran has a Bachelor's degree in Mechanical Engineering from IIT, Mumbai and a post graduate diploma in management from IIM, Bangalore. Mr. Venkateswaran is a Management Consultant and is currently the Managing Director of Almak Management Services Private Limited. He is a visiting professor of Marketing at the Indian Institute of Management, Bangalore. He is also a founder member of a non profit organization, "Vishwas." Mr. Venkateswaran's term of office expires in 2007, but he is eligible for reappointment.

        For more information on our Board of Directors, please see "Description of Capital Stock—Board of Directors."

        Mr. Satish M. Joshi is our Executive Vice President and Chief Technology Officer and he has been at Patni for 22 years. Mr. Joshi has a Bachelor's degree in Electrical Engineering and a Master's degree in Computer Science from IIT, Mumbai. His responsibilities include supervision of four business units—Telecommunications, Manufacturing, BPO and Enterprise Application Solutions. Mr. Joshi also supervises several of our corporate shared services departments—Products and Technology Initiatives, Corporate Quality and Delivery Innovation Department, IT Infrastructure Management Department and Corporate Information Systems Department. Prior to Patni, Mr. Joshi worked with the Tata Institute of Fundamental Research in areas including concurrent programming languages, storage techniques for large databases, compiler optimization and data communication networks.

        Mr. Vijay P. Khare is our Executive Vice President and Global Delivery Coordinator and he has been employed with Patni for 24 years. Mr. Khare has a Bachelor's degree in Engineering from the Regional Engineering College, Nagpur and a Masters degree in Computer Science from IIT, Mumbai. His responsibilities include supervision of the Insurance and Other Industries business units, coordinating global delivery, operational planning and review coordination. In addition, Mr. Khare also supervises shared services such as Human Resources, Training and the Global Resource Pool. Mr. Khare began his career with Patni in 1980. During his initial years, he worked on several projects in areas like distribution, manufacturing, and office automation in technologies ranging from Data General to Unix and IBM. He was later involved in the customer relationship management of several accounts including Data General, Waterland BV, and RBS. He managed the General Electric relationship from 1995 to 2000.

        Mr. Mrinal R. Sattawala is our Executive Vice-President and Global Sales and Marketing Coordinator and has been with Patni for 18 years. He is also head of sales for Europe and the Asia-Pacific region and supervises the financial services business unit. Mr. Sattawala is an electrical engineer from IIT, Mumbai, and he also received his MBA in 1979 from MacMaster University, Canada. Mr. Sattawala has over 24 years of experience in the IT industry. Prior to Patni, Mr. Sattawala worked with Computer Maintenance Corporation and the ICI group of companies in India.

        Mr. Deepak Sogani is our Chief Financial Officer and has been with Patni since 1998. Mr. Sogani has a Bachelor's degree in Electrical Engineering from IIT, Delhi and a post graduate diploma in management from IIM Ahmedabad. He is also a CFA charterholder (AIMR, VA, USA). His responsibilities include managing global financial operations, corporate finance, treasury, global reporting and international taxation, financial and business planning, and enterprise-wide risk management. Mr. Sogani started his career at SBI Capital Markets and has worked in areas including money markets, structured finance, cross-border finance and investment banking. His subsequent assignments were in the financial and management consultancy areas, with a focus on reengineering for mid-size corporates.

Compensation

        During fiscal 2004, the aggregate annual compensation paid or payable by us and our subsidiaries to our executive directors and executive officers was approximately $2,119,513; (including Mr. N. K. Patni—$711,849; G. K. Patni—Rs. 11,639,768 ($257,000); A. K. Patni— Rs. 11,313,418 ($249,794); S. M. Joshi—Rs. 6,119,287 ($135,110); V. P. Khare—Rs. 6,240,633 ($137,790); Mr. Sattawala—$487,205 and D. Sogani—Rs. 6,375,376 ($140,765)). In addition to receiving annual base compensation, some members of our executive management, under Indian laws and regulations, are eligible for grants under the Employee Stock Option Plan (described below).

        Our independent directors on the board are each entitled to $40,000 annually in addition to actual boarding and lodging expenses and sitting fees for attending board and committee meetings.

Service Agreements

        Mr. Narendra K. Patni is our Chairman and Chief Executive Officer. He is also the President and Chief Executive Officer of Patni Computer Systems, Inc, our U.S. subsidiary, pursuant to an employment agreement with Patni Computer Systems, Inc. dated December 1, 2000, as amended on August 29, 2003. The employment agreement has an initial term until December 31, 2008. Mr. Patni's annual base salary under the agreement is $500,000 for the first year of the initial term, after which time it is increased by 10% of the then current annual base salary per year. Mr. Patni does not receive a separate fee for attending board meetings. The agreement may be extended after the initial term at Mr. Patni's option, on terms and conditions at least as favorable or as are otherwise mutually agreed between Mr. Patni and the board of directors. The agreement can be terminated by the board of directors only after the initial term expires. In the event of termination, Mr. Patni is entitled to a lump sum severance payment equal to five times his then most recent annual base salary.

        We have entered into a consultancy agreement with Patni Computer Systems, Inc. dated October 24, 2000 as amended on August 19, 2003, pursuant to which Mr. Narendra K. Patni has been seconded to us to act as our Chairman and CEO. Our Articles provide that as long as our consultancy agreement with Patni Computer Systems, Inc. is in effect, Mr. Narendra K. Patni shall continue to be the CEO of the Company. In addition, our Articles of Association also provide that so long as Mr. Narendra K. Patni is the CEO, he has the right to appoint and remove all of our key senior personnel and senior management following consultation with General Atlantic. Our board of directors has approved the extension of the consultancy agreement to December 31, 2010.

        We have entered into employment agreements with each of Mr. Gajendra K. Patni and Mr. Ashok K. Patni to be appointed as executive director on similar terms. Each agreement had an initial term which expired October 23, 2005. Our board of directors has resolved that, in accordance with our Articles and subject to the provisions of the Indian Companies Act and approval of our shareholders, to reappoint each of Messrs. Gajendra K. Patni and Ashok K. Patni as our executive directors for a further period of five years commencing October 24, 2005. Under the terms of the extended agreements, the executive directors are entitled to an annual base compensation of Rs. 9,663,060 ($215,021) per annum from October 2005, which amount is subject to an upward adjustment of 10% of the previous year's salary. The executive directors are also entitled to medical insurance, allowances for housing, travel and leave and pension and retirement benefits. They do not receive any separate fees for attending board meetings. Subject to our Articles and the provisions of the Indian Companies Act, in the event of termination, each agreement provides that the executive director shall receive, as a lump sum severance payment, a sum equal to five times the annual salary plus house rent allowance.

Relationship with General Atlantic

        Our largest shareholder is General Atlantic Mauritius Limited, a Mauritius company formed by General Atlantic LLC, or General Atlantic, for purposes of this section. General Atlantic is a private equity firm that focuses on the information technology, process outsourcing and communications industries.

        One of our directors, Mr. William O. Grabe, has been a managing director of General Atlantic since 1992. In addition, two of our other directors, Mr. Arun Duggal and Mr. Anupam Puri, are "special advisors" to General Atlantic and one of our directors, Mr. Louis T. van den Boog, is a former special advisor to General Atlantic.

        Special advisors are persons with industry and/or geographic expertise that provide, on a part-time basis, a range of advisory services to General Atlantic in different parts of the world. These services range from identifying new investment opportunities to assisting in the preparation of investment proposals, serving on the boards of portfolio companies and providing strategic advice to such portfolio companies. Special advisors are not directors, managing directors, general partners, executive officers or employees of General Atlantic or any of its affiliates, and do not have any other formal association with General Atlantic, except that they enter into consulting agreements with General Atlantic under which they receive a cash retainer and/or are granted the right to co-invest in one or more of the General Atlantic investment vehicles.

        Mr. Duggal has served as a special advisor since 2004. He receives an annual cash retainer of $150,000 and has the right to invest as a limited partner in various General Atlantic investment vehicles, none of which have invested in our shares.

        Mr. Puri has served as a special advisor since 2001. He is not paid a cash retainer, but has the right to invest in various General Atlantic investment vehicles. General Atlantic has loaned certain amounts to Mr. Puri for purposes of such investments, of which approximately $562,500 is outstanding. Mr. Puri has an approximate 0.1% indirect ownership interest in General Atlantic Mauritius Limited.

        Mr. van den Boog served as a special advisor from 1996 to 2004. Pursuant to past co-investment rights, Mr. van den Boog invested in various General Atlantic investment vehicles, including one that is an investor in General Atlantic Mauritius Limited, as a result of which he has an approximate 0.2% ownership interest in General Atlantic Mauritius Limited. General Atlantic loaned certain amounts to Mr. van den Boog for purposes of such investments, of which approximately $355,127 is outstanding.

        We have no financial or other obligations in respect of the status of Messrs. Duggal, Puri or van den Boog as current or former special advisors, and General Atlantic has informed us that no compensation, loans or investment opportunities provided to these individuals are related in any way to our operating or financial performance or the value of our equity shares or ADSs.

Benefits

        In 2004, we provided approximately $1.8 million for pension, retirement or similar benefits to our directors and executive officers.

Options

        Set forth below is information concerning options granted to directors and executive officers. The term of stock options granted to our directors and executive officers will expire on completion of five years from the date of vesting. As of December 5, 2005, our directors and executive officers as a group (directly and indirectly) were granted options under our Employee Stock Option Plan to exercise 781,200 of our equity shares, representing less than 1% of our share capital on the following terms:

Name	Exercise Price Per Share	Number of Shares under Option	Expiration Date
Mr. M. Cusumano	Rs. 254/381	20,000/5,000(1)	2010/2011
Mr. A. Duggal	Rs. 254/381	20,000/5,000(1)	2010/2011
Mr. A. Puri	Rs. 254/381	20,000/5,000(1)	2010/2011
Mr. P. Shah	Rs. 254/381	20,000/5,000(1)	2010/2011
Mr. L. van den Boog	Rs. 381	20,000(2)	2011
Mr. R. Venkateswaran	Rs. 254/381	20,000/5,000(1)	2010/2011
Mr. S. Joshi	Rs. 145/338	62,000/100,000(3)	2009/2010
Mr. V. Khare	Rs. 145/338	63,300/100,000(3)	2009/2010
Mr. M. Sattawala	Rs. 145/338	58,300/100,000(3)	2009/2010
Mr. D. Sogani	Rs. 145/338	52,600/100,000(3)	2009/2010

(1)
Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the two grants will be from 2010 to 2013 and 2011 to 2014, respectively.

(2)
Options will vest in four equal instalments, i.e. 25% each year, and expiry date will be from 2011 to 2014.

(3)
Options will vest in four equal instalments, i.e. 25% each year, and expiry date in respect of the two grants will be from 2009 to 2012 and 2010 to 2013, respectively.

Board Practices

Audit Committee

        The Audit Committee consists of all independent directors. The Audit Committee currently comprises Mr. Arun Duggal as the Chairman, Mr. Pradip Shah and Mr. Louis T. van den Boog. The Audit Committee provides directions to and reviews functions of the Audit Department. The Committee evaluates internal audit policies, plans, procedures and performance and reviews the other functions through various internal audit reports and other year-end certificates issued by the statutory auditors. Quarterly and annual financial statements are reviewed by the Audit Committee prior to being presented to the Board along with the recommendations of the Audit Committee.

Remuneration Committee

        The Remuneration Committee consists of non-executive directors, with the Chairman being an independent director. The Committee currently comprises Mr. Anupam P. Puri as the Chairman, Mr. William O. Grabe (alternate director, Mr. Abhay Havaldar) and Mr. Ramesh Venkateswaran. The Committee determines the policy on specific remuneration packages for executive directors.

Compensation Committee

        The Compensation Committee currently comprises Mr. Anupam P. Puri, as the Chairman, Mr. Michael A. Cusumano, Mr. Ramesh Venkateswaran and Mr. Narendra K. Patni. The Committee was formed primarily to administer the employee stock option plan. The Committee also reviews other programs and policies aimed at attracting, motivating and retaining personnel.

Shareholder and Investor Grievances Committee

        The Shareholder and Investor Grievances Committee currently comprises Mr. Arun Duggal, as the Chairman, Mr. Narendra K. Patni and Mr. William O. Grabe (alternate director, Mr. Abhay Havaldar). The Shareholder and Investor Grievances Committee looks into redressal of shareholder and investor complaints, is responsible for the issue of duplicate/split/consolidated share certificates, the allotment and listing of shares and for communications with statutory and regulatory authorities.

Employee Stock Option Plan

        On June 30, 2003, our shareholders approved an employee stock option plan, which was later ratified after our initial public offering in India by our shareholders at the annual general meeting on June 29, 2004. Under the plan, we may issue up to 11,142,085 equity shares of Rs.2 each to our eligible employees and directors and those of our subsidiaries. The plan is administered by the Compensation Committee of our board of directors. As of September 30, 2005, options to purchase 4,822,222 equity shares were outstanding.

        Pursuant to the plan, on September 1, 2003, an initial grant of stock options representing an aggregate of 2,743,400 equity shares was made to certain of our and our subsidiaries' employees. Of the options granted on September 1, 2003, one quarter vested within one year from date of grant, and options to purchase 508,335 equity shares have been alloted as of December 5, 2005. We made a second grant of options on July 1, 2004 to certain of our directors, representing an aggregate of 100,000 shares, a third grant of options on October 1, 2004 to certain of our employees, representing an aggregate of 2,750,632 equity shares, a fourth grant on April 1, 2005 to employees and directors, representing an aggregate of 190,000 equity shares and a fifth grant on October 1, 2005 to employees, representing an aggregate of 670,710 equity shares. One quarter of the options granted on July 1, 2004 and one quarter of the options granted on October 1, 2004 have vested.

        All options have been granted with an exercise price equal to the fair market value of the equity shares on the date of grant of the option. All of the options we have granted vest in four equal annual installments beginning one year from the date of grant. The options have a term of five years from the date of vesting during which they can be exercised.

Provident Fund

        All of our eligible employees receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan of 12% each of the covered employee's defined portion of salary. We have no further obligations under the plan beyond the monthly contribution. We contribute to the Provident Fund Plan maintained by the Government of India. We contributed $1,129,145, $1,682,111 and $1,765,281 to the Provident Fund Plan in 2002, 2003 and 2004.

RELATED PARTY TRANSACTIONS

Patni Family Companies

        We enter into various transactions from time to time in the ordinary course of our business with several companies in which certain of our directors, Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, are directors and in which they and members of their families have substantial shareholdings. Mr. Narendra K. Patni does not have any management responsibilities in any of these companies. These companies are:

  •
  PCS Technology Limited, or PCSTL, which manufactures computer hardware products and also offers hardware maintenance services.

  •
  PCS Cullinet Private Limited, which owns and manages listed and unlisted shares and units and real estate.

  •
  PCS Finance Private Limited, which owns and manages listed and unlisted shares and units and real estate.

  •
  Ashoka Computer Systems Private Limited, which owns and manages listed and unlisted shares and units and real estate.

        These transactions have comprised the following:

  •
  sale of hardware from Patni Computer Systems, Inc. to PCSTL, amounting to $64,242, $37,729 and $8,974 for the years ended December 31, 2002, 2003 and 2004;

  •
  operating leases for residential and commercial property from these companies and the relatives of our founders, amounting to $273,636, $259,138 and $289,964 for the years ended December 31, 2002, 2003 and 2004; and

  •
  security deposits for operating leases, with amounts outstanding totalling $271,094, $284,651 and $297,510 for the years ended December 31, 2002, 2003 and 2004.

        We do not believe that any of these transactions, individually or in the aggregate, have a material effect on our business as a whole.

        Pursuant to a resolution of our board of directors on August 26, 2005, we have determined that we will no longer enter into any transactions for the purchase and sale of hardware with any of Mr. Narendra K. Patni, Mr. Gajendra K. Patni, Mr. Ashok K. Patni or their respective relatives or any affiliate of any of Mr. Narendra K. Patni, Mr. Gajendra K. Patni, Mr. Ashok K. Patni or their respective relatives, which are together referred to as the "Patni Family", or any company or entity owned or controlled by any member of the Patni Family.

        In addition, our Audit Committee will, on an ongoing basis, review the terms of all operating leases entered into between us and any member of the Patni Family or with any company or entity owned or controlled by any member of the Patni Family, and will inform management whether or not all such operating leases and related arrangements, including payment of security deposits, are for bona fide business purposes and at prevailing market rates; and management will take all steps to ensure that such operating leases are for bona fide business purposes and at prevailing market rates.

License Agreements

        We had entered into non-exclusive, perpetual, royalty-free license agreements with PCSTL and PCS International Limited granting a license for use of the "PCS" trademark. These agreements were of unlimited duration and were to continue until revoked by mutual consent. By letter agreements dated November 10, 2005, we and each of PCSTL and PCS International Limited have terminated the license agreements relating to the "PCS" trademark. By a deed of assignment and transfer dated November 10, 2005, we have assigned and transferred all rights to the "PCS" trademark to PCSTL.

Consultancy Agreement

        We have entered into a consultancy agreement with Patni Computer Systems, Inc., our U.S. subsidiary, for, among other things, the secondment of Mr. Narendra K. Patni. See "Management—Service Agreements."

Guarantee

        We have issued a counter guarantee on behalf of PCSTL for Rs. 150 million ($3,439,578). This guarantee was issued on August 30, 1997 for the benefit of ANZ Grindlays Bank plc (now Standard Chartered Bank) and the amount under this guarantee is payable on demand. The guarantee was issued in connection with financial facilities Standard Chartered Bank provided to PCSTL. The amount outstanding has not changed since it was issued.

        By an agreement dated September 10, 2005 between PCSTL and the company, PCSTL has agreed that it will repay the loan and/or provide the bank with satisfactory alternate collateral, as soon as practicable and no later than the March 31, 2006, such that we will be released and discharged in full from our obligation under the guarantee.

Donations

        We have given donations to the Ravindra Patni Charitable Trust, in which our director Mr. Gajendra K. Patni is one of the trustees, totaling $160,447 for the three years ended December 31, 2004. However, pursuant to a resolution of our board of directors on August 26, 2005, we have determined that we will not make any future donations to the Ravindra Patni Charitable Trust or any other trust or similar entity owned or controlled by any member of the Patni Family or any trust or similar entity in which a member of the Patni Family is a trustee. The restriction will not apply to any trust set up by us, the majority of whose trustees are independent trustees, including independent of any member of the Patni Family, and the investments in, and activities of, any such trust are reviewed on an on-going basis by our board of directors.

General Electric

        General Electric is our largest customer. Revenues for software services by Patni Computer Systems, Inc. and Patni Computer Systems (UK) Limited to various entities within General Electric amounted to approximately $103.4 million in the year ended December 31, 2004. In addition, General Electric charges Patni USA for data link connections. Data link charges paid to General Electric for the three years ended December 31, 2004 amounted to $2,324,755. In January 2005 we entered into a finance lease for the use of commercial vehicles in an amount of Rs. 7.5 million ($171,939) with GE Capital Transportation Financial Services Limited. General Electric became an investor in 2000. For a more detailed description of our relationship with General Electric, please see "Business—Clients—The General Electric Association."

Deposit Agreement

        We have entered into a deposit agreement with The Bank of New York, or the depositary, and the owners of and beneficial owners of ADSs dated July 15, 2002, pursuant to which we have deposited 20,161,868 equity shares with the depositary. The depositary has executed and delivered to General Atlantic 20,161,868 ADSs representing such equity shares. The holders of ADSs can, at any time, convert their ADSs into equity shares. Under the deposit agreement, we have agreed to pay the fees, reasonable expenses and out-of-pocket charges of the depositary in accordance with agreements entered into in writing between us and the depositary from time to time. ADSs issued under this deposit agreement may, when General Atlantic wishes to sell ADSs, be exchanged, subject to applicable laws, for ADSs under the deposit agreement referred to under "Description of American Depositary Shares," which ADSs may be sold subject to applicable securities laws.

Registration Rights Agreement

        We have entered into a registration rights agreement with General Atlantic, certain General Electric entities, Mr. Ashok K. Patni, Mr. Gajendra K. Patni and certain of their relatives, Mr. Narendra K. Patni and iSolutions Inc. dated July 15, 2002. This agreement grants rights with respect to registration of our equity shares under the Securities Act, certain provisions of which are summarized below. Subject to limitations provided in the registration rights agreement and in lock-up agreements that certain of these shareholders have signed relating to this offering, these shareholders have demand registration rights and may also require us to file an unlimited number of registration statements on Form F-3 (or the equivalent) under the Securities Act when such form is available for our use, which we expect will occur 12 months after this offering.

        If we propose to register our securities under the Securities Act after this offering, these shareholders will be entitled to notice of the registration and to include their shares in the registration provided that the underwriters of that offering will have the right to limit the number of their shares included in the registration. We are required to pay all expenses arising from or incident to our performance of, or compliance with, the registration rights agreement, other than any underwriters' discounts and commissions. In addition, we are required to bear the fees, disbursements and other charges of one counsel to these shareholders in connection with any registration in an amount not exceeding $50,000 for the first such registration and $15,000 for any subsequent registration.

Loans

        We grant personal loans to employees who are not executive officers. These loans are repayable in equal installments over periods ranging from six to 60 months. Interest on these loans is charged at 7.5% to 9.0%. Loans outstanding as of December 31, 2003 and 2004 were $101,904 and $86,453. There are no outstanding loans to any of our directors or executive officers.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table provides information relating to the beneficial ownership of our equity shares (directly or in the form of ADSs) as of December 5, 2005 by:

  •
  each of our directors and executive officers;

  •
  all of our directors and executive officers as a group;

  •
  each person or group of affiliated persons who is known by us to own beneficially 5% or more of our equity shares;

  •
  each selling shareholder (other than any of the foregoing) who beneficially owns 1% or greater of our equity shares; and

  •
  all selling shareholders as a group who each beneficially own less than 1% of our equity shares as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, equity shares subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days are deemed outstanding, while the shares are not deemed outstanding for purposed of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

        The number and percentage of shares beneficially owned are based on 125,344,384 equity shares outstanding as of December 5, 2005:

			Percentage of Shares Beneficially Owned (assuming no exercise of the over allotment option)
Name	Number of Equity Shares Beneficially Owned	Number of Equity Shares sold in the Offering	Before the Offering	After the Offering
Directors and Executive Officers
Mr. Narendra K. Patni(1)	20,364,198		16.25	15.02
Mr. Gajendra K. Patni(2)	20,614,302		16.45	15.20
Mr. Ashok K. Patni(3)	20,614,302		16.45	15.20
Mr. William O. Grabe(4)	26,309,698		20.99	16.90
Mr. Louis T. van den Boog(5)	58,485		*	*
Mr. Satish M. Joshi	11,900		*	*
Mr. Deepak Sogani	7,500		*	*
Mr. Mrinal R. Sattawala	50		*	*
All Directors and Executive Officers as a Group	61,612,252		49.15	45.44
5% Shareholders
General Atlantic Mauritius Limited(4)	26,309,698	3,395,749	20.99	16.90
GE Capital Mauritius Equity Investment(6)	6,563,622	—	5.24	4.84
HSBC(7)	9,843,597	—	7.85	7.26
Selling shareholders who own greater than 1% of our equity shares (other than General Atlantic)	—	—	—
Selling shareholders who each own less than 1% of our equity shares, as a group	379,704	104,251	0.30	0.20

Total	104,708,873	3,500,000	83.54	74.64

*
Indicates less than 1% of the shares

(1)
Includes equity shares held by Mr. Narendra K. Patni and his relatives and entities controlled by them including iSolutions Inc., a Massachusetts corporation wholly-owned by Mrs. Poonam Patni, Mr. Narendra K. Patni's wife, and Mr. Anirudh Patni, Mr. Narendra K. Patni's son.

(2)
Includes equity shares held by Mr. Gajendra K. Patni and his family members and entities controlled by them. In August 2005, members of this group sold 1,200,000 shares in the open market. See "Principal and Selling Shareholders—Significant Changes in Shareholdings."

(3)
Includes equity shares held by Mr. Ashok K. Patni and his family members and entities controlled by them. In August 2005, members of this group sold 1,200,000 shares in the open market. See "Principal and Selling Shareholders—Significant Changes in Shareholdings."

(4)
Includes 20,161,868 ADSs representing 20,161,868 equity shares held by The Bank of New York as depositary. General Atlantic Mauritius Limited, or General Atlantic, owns 6,147,830 of our equity shares directly (before this offering) and 20,161,868 ADSs, each one of which represents one equity share. General Atlantic expects to sell 3,395,749 equity shares in this offering. General Atlantic GenPar (Mauritius) Limited, or GenPar, controls the management of General Atlantic by virtue of ownership of a majority of its voting shares. General Atlantic LLC owns all the shares of GenPar. Mr. William O. Grabe is a managing director of General Atlantic LLC. Mr. Grabe disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. See "Management—Relationship with General Atlantic."

(5)
Mr. van den Boog's shareholding was acquired through previous co-investment rights in which Mr. van den Boog invested in various General Atlantic LLC investment vehicles, including one that is an investor in General Atlantic Mauritius Limited, as a result of which he has an approximate 0.2% ownership interest in General Atlantic Mauritius Limited. See "Management-Relationship with General Atlantic."

(6)
Includes 2,652,877 equity shares owned by GE APC Technology Investments II (Mauritius) Limited.

(7)
Includes 1,307,995 equity shares owned by HSBC Equity Fund, 494,662 equity shares owned by HSBC India Opportunities Fund, 6,900,697 equity shares owned by HSBC Global Investment Funds A/C HSBC GlobalInvest, 846,511 equity shares owned by The Master Trust Bank of Japan, Ltd. A/C HSBC India Equity Mother Fund and 293,732 equity shares owned by HSBC Global Investment Funds A/C HSBC GlobalInvest Bric Free Style.

        As of December 2, 2005, approximately 97.9% of our equity shares were held in the names of 28,332 record holders with registered addresses in India. As of December 2, 2005, there were seven U.S. holders of record, who accounted for less than .01% of our equity shares.

Significant Changes in Shareholdings

        The following are significant changes in the percentage ownership held by our major shareholders during the past three years:

        Since our initial public offering on the Indian Stock Exchanges in February 2004, there has been a public market for our equity shares in India. Two of our directors, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, sold 1,872,000 equity shares each to the public in that offering, decreasing each of their respective shareholding along with their relatives immediately after the offering from 21.26% to 17.47%. In August 2005 Mr. Gajendra K. Patni and Mr. Ashok K. Patni and their family members and entities controlled by them each sold 1,200,000 shares in open market transactions for an average price per share of Rs. 362, decreasing their respective shareholdings to 16.48%. In addition, GE Capital Mauritius Equity Investment sold 1,580,000 equity shares to the public in that offering, decreasing its shareholding from 5.08% to 3.27%. In April 2005, GE Capital Mauritius Equity Investment sold 168,727 equity shares in ordinary course, open market transactions, decreasing its shareholding to 3.13%.

        In September 2002, General Atlantic purchased 13,441,245 of our equity shares for $57,000,000. At the same time, it purchased 14,103,680 equity shares from our founders for a purchase price of $39,872,776. In November 2004, General Atlantic sold 4,100,000 equity shares in India, decreasing its shareholding from 28.32% to 25.03%. In September 2005, General Atlantic sold 4,962,000 equity shares in open market transactions in India, decreasing its shareholding to 21.0%.

        General Atlantic intends to participate in the Indian invitation to offer and to sell 3,395,749 of its equity shares as a selling shareholder.

Preferential Rights

        Our principal shareholders have certain preferential rights pursuant to special provisions in our Articles and a registration rights agreement with us. Please see "Related Party Transactions—Registration Rights Agreement" and "Description of Capital Stock."

THE INDIAN INVITATION TO PARTICIPATE

        We have prepared and delivered to all holders of our equity shares with notified addresses in India an invitation to participate which invites holders of our equity shares to offer their equity shares for sale as ADSs in this offering, pursuant to Indian regulations. Pursuant to such Indian regulations, an issuer in India, such as our company, can sponsor the issuance of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares. We are not purchasing any equity shares in this transaction.

        We had applied to the Indian Foreign Investment Promotion Board or FIPB, in connection with the sale of equity shares by our selling shareholders pursuant to this invitation to participate, on July 18, 2005. By a letter dated October 5, 2005, the Government of India granted us approval for a sponsored secondary ADR Offering against equity shares held by our existing shareholders. For a more detailed description, please see "Regulatory Restrictions."

        Under the terms of the invitation to offer, the related letter of transmittal and escrow agreement and other documents, the shares to be sold by the selling shareholders hereunder will be held in escrow by Standard Chartered Bank, as escrow agent, until such time as they are required to be deposited with HSBC, as custodian on behalf of the Depositary against the issuance of ADSs representing such shares and to be delivered to the underwriters under the terms of an underwriting agreement to be entered into by us, the underwriters, and the escrow agent, as attorney-in-fact on behalf of the selling shareholders. The successful completion of these transactions by us, the selling shareholders and the escrow agent is a condition precedent to the underwriters' obligation to purchase any ADSs in this offering.

DESCRIPTION OF CAPITAL STOCK

General

        Our company registration number is 11-020127. Our Memorandum of Association, or Memorandum, allows us to engage in all of the activities in which we currently engage, as well as a wide variety of other activities. The following description of our equity shares and the material provisions of our Articles of Association, or Articles, is only a summary and is qualified in its entirety by our Articles and Memorandum and by the provisions of the Indian Companies Act which governs our affairs, and other applicable provisions of Indian law.

        Our authorized share capital consists of 250,000,000 equity shares with a par value of Rs. 2 each. As of December 5, 2005, 125,344,384 equity shares were issued and outstanding and fully paid. On August 30, 2003 we effected a one for two stock split in the form of a stock dividend. The equity shares are our only class of share capital. We currently have no convertible debentures or warrants outstanding. Substantially all of our equity shares are in non-physical form.

Articles of Association Terms

        We use the following terms in our Articles:

  •
  NKP Group means Mr. Narendra K. Patni, certain of his family members, iSolutions Inc. and certain of their named entities and their respective permitted transferees and the depository bank;

  •
  GKP Group means Mr. Gajendra K. Patni and certain of his family members and their respective permitted transferees and the depository bank;

  •
  AKP Group means Mr. Ashok K. Patni and certain of his family members and their respective permitted transferees and the depository bank;

  •
  General Atlantic means General Atlantic Mauritius Limited its successors and permitted assigns and General Atlantic Group means General Atlantic and its permitted transferees and the depositary bank; and

  •
  For the purposes of this document, Significant Shareholder means each of these groups.

Dividends

        Under the Indian Companies Act, the board of directors first recommends the payment of a dividend which is then declared by shareholders in a general meeting. However, the board of directors is not obligated to recommend a dividend. Under our Articles and the Indian Companies Act, our shareholders may, at the annual general meeting, declare a dividend in an amount less than that recommended by the board of directors, but they cannot increase the amount of the dividend.

        In India, dividends generally are declared as a percentage of the par value of the company's equity shares. The dividend recommended by the directors, if any, and subject to the limitations described above, is required to be distributed and paid to shareholders in proportion to the paid up value of their shares as on the record date that such dividend is payable within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to the Articles, the directors have discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker's order. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of such shareholder's shares is outstanding.

        The Indian Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period referred to above must be transferred to a special bank account. We transfer any dividends that remain unclaimed for seven years from the date of such transfer to an Investor Education and Protection Fund created by the Indian Government. The proceeds of such funds are utilized to promote investor's awareness and protection of investors' interests. Following such transfer, such unclaimed dividends cannot be claimed. Neither we nor such fund shall be liable in respect of amounts transferred to such fund.

        Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of the previous fiscal years after providing for depreciation. Before declaring a dividend on its shares, a company is required under the Indian Companies Act to transfer to its reserves, a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year. The Indian Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company's accumulated profits, subject to the following conditions:

  •
  the rate of dividend to be declared may not exceed 10% of the company's paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

  •
  the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of its paid up capital or its free reserve, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

  •
  the balance of the reserves after withdrawal shall not fall below 15% of its paid up capital.

Bonus Shares

        In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act and our Articles permit us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to shareholders in the form of bonus shares, which are similar to a stock dividend. The Indian Companies Act also permits the issue of bonus shares from a securities premium account. Bonus shares are distributed to shareholders in the proportion recommended by the board of directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares. Any issue of bonus shares is subject to guidelines issued by the SEBI.

        The SEBI guidelines prescribe that no company shall, pending conversion of convertible securities, issue any shares by way of bonus unless a similar benefit is extended to the holders of such convertible securities, through reservation of shares in proportion to such conversion. The bonus issue shall be made out of free reserves built out of the genuine profits or share premium collected in cash only. The bonus issue cannot be made unless partly paid-up shares, if any, are made fully paid-up. Further, for the issuance of such bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures. Further, a company should have sufficient reason to believe that it has no outstanding dues in respect of the payment of statutory dues of the employees such as contribution to a provident fund, gratuity and bonus. The issuance of bonus shares must be implemented within six months from the date of approval by the board of directors.

Consolidation and Subdivision of Shares

        The Indian Companies Act and our Articles permit us to split or combine the par value of our shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive a split or combination.

Pre-emptive Rights and Issue of Additional Shares

        The Indian Companies Act and our Articles give shareholders the pre-emptive right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. This special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. The offer must include: (a) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any person; and (b) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. The board of directors is authorized to distribute any new shares not purchased by the pre-emptive rights holders in the manner that it deems most beneficial to the company.

Annual General Meeting of Shareholders

        We must convene an annual general meeting of shareholders within 15 months of the previous annual general meeting or six months after the end of each fiscal year, whichever is earlier, and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. Written notice setting out the agenda of meeting must be given at least 21 clear days prior to the date of general meeting to the shareholders of record. A general meeting may be called after providing a shorter notice if consent is received from all shareholders entitled to vote, in the case of an annual general meeting, and from shareholders holding not less than 95% of the paid-up capital of the company in case of any other general meeting. Shareholders who are registered as such on the date of the general meeting are entitled to attend and vote at the meeting.

        The annual general meeting of shareholders must be held at our registered office or at another place within the city in which our registered office is situated. Meetings other than annual general meetings may be held at any other place if so determined by the board of directors.

Quorum

        Our Articles provide that a quorum of a general meeting is at least five shareholders present in person or by proxy, who shall include at least one of the duly authorized representatives of General Atlantic, the NKP Group, the GKP Group and the AKP Group. If a quorum is not present on the date the general meeting is convened, it shall be adjourned to a date 15 days after the original meeting and the shareholders who are present at the adjourned meeting shall constitute the quorum.

Voting Rights

        At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders.

        Any shareholder may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

        Ordinary resolutions may be passed by a simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, specified resolutions such as amendments to the Articles and the Memorandum, commencement of a new line of business, the waiver of the pre-emptive rights for the issue of any new shares and a reduction of share capital, require that votes cast in favor of the resolution, whether by show of hands or poll, are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting.

        Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:

  •
  amendments of the memorandum of association to alter the objects of the company and to change the registered office of the company under section 146 of the Indian Companies Act;

  •
  the issuance of shares with deferential rights with respect to voting, dividend or other provisions of the Indian Companies Act;

  •
  the sale of the whole or substantially the whole of an undertaking or facilities of the company;

  •
  providing loans, extending guarantees or providing a security in excess of the limits allowed under section 372A of the Indian Companies Act;

  •
  varying the rights of the holders of any class of shares or debentures;

  •
  the election of a director by a minority shareholder; and

  •
  the buy-back of shares.

        While the Indian Companies Act permits a company to issue shares with differential rights as to dividend, voting or otherwise, it may do so subject to certain conditions and other regulations, some of which are:

  •
  the company should have distributable profits (as specified under the Indian Companies Act) for a period of three financial years;

  •
  the shares with differential voting rights shall not be in excess of 25% of the entire paid-up share capital; and

  •
  the voting rights of existing shares cannot be altered.

        Our Articles permit the issuance of shares with differential voting rights.

        Our Articles require that certain shareholders ensure that they do not vote for any resolution to vary or modify the terms of appointment of Mr. Ashok K. Patni and Mr. Gajendra K. Patni. The shareholders referred to in this provision are limited to General Atlantic, the AKP Group, the GKP Group and the NKP Group and any of their permitted transferees, permitted assigns or affiliates (as such terms are defined in the Articles).

Register of Shareholders; Record Dates; Transfer of Shares

        We are required to maintain a register of shareholders at our registered office. The register and index of beneficial owners maintained by a depositary under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. We recognize as shareholders only those persons who appear on our register of shareholders and do not recognize any person holding any share or part of it upon any trust, express, implied or constructive, except as permitted by law. In the case of shares held in physical form, we register transfer of shares on the register of shareholders upon receiving the share transfer form duly complete in all respects accompanied by a share certificate or if there is no certificate, the letter of allotment in respect of shares to be transferred together with duly stamped transfer forms. In respect of electronic transfers, the depositary transfers shares by entering the name of the purchaser in its books as the beneficial owner of the shares. We then enter the name of the depositary in our records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the shares that are held by the depositary.

        For the purposes of determining the shareholders, the register may be closed for periods not exceeding 45 days in any one year or 30 days at any one time. Under the listing agreements of the Indian Stock Exchanges, we may, upon at least 15 days' advance notice to such stock exchanges, set a record date and/or close the register of shareholders.

Transfer of Shares

        Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with regulations specified by SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set forth the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownerships of shares held through a depositary are exempt from stamp duty. We have entered into an agreement for such depositary services with National Securities Depository Limited and the Central Depository Services India Limited.

        The shares of an Indian public company are freely transferable, subject to the provision of the Indian Companies Act pursuant to which if a transfer of shares contravenes SEBI's rules or regulations or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other similar law, the Company Law Board (which is expected to be replaced by the National Company Law Tribunal) may, on an application made by the company, the depositary participant, a depositary incorporated in India, an investor or SEBI, direct a rectification of the register of records. If a company without sufficient cause refused to register a transfer of shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Company Law Board seeking to register the transfer of shares.

        Pursuant to listing agreements with the Indian Stock Exchanges, in the event a company has not effected the transfer of shares within one month or where the company has failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of one month, the company is required to compensate the aggrieved party for the opportunity losses caused during the period of delay.

        Our Articles provide for certain restrictions on the transfer of shares, including granting power to the board of directors to refuse to register or acknowledge transfer of shares or other securities issued by the company. However, to the extent that the provisions of the Articles are in conflict with any of the provisions of the Indian Companies Act, the Indian Companies Act shall prevail.

Disclosure of Ownership Interest

        Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the holder of record and the holder of record to declare details of the beneficial owner. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner or any hypothecation by the registered owner of any equity share shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure by a person to comply with section 187C will not affect the company's obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which the declaration has not been made. While it is unclear under Indian law whether section 187C applies to holders of ADSs, investors who exchange ADSs for underlying equity shares will be subject to the requirements of section 187C. Additionally, holders of ADSs may be required to comply with the notification and disclosure obligations pursuant to the provisions of the deposit agreement entered into by such holders, the company and the depositary.

        Any investor who fails to comply with these requirements may be liable for a fine up to Rs. 1,000 for each day such failure continues. Additionally, if we fail to comply with the provisions of section 187C, then we may be liable for a fine of up to Rs. 100 for each day the default continues.

Audit and Annual Report

        A public limited company's audited financial statements, the directors' report and the auditors' report must be approved at the annual general meeting, These documents also include certain other financial information, a report on corporate governance and a section on management's discussion and analysis. These documents need to be made available for inspection at the company's registered office during normal working hours for 21 days prior to the annual general meeting.

        Under the Indian Companies Act, a company must file the above documents with the Registrar of Companies within 30 days after the date of the annual general meeting. Under the listing agreement, copies of the statutory and director's annual reports, balance sheets and profit and loss accounts and other special reports are required to be sent to the stock exchanges as soon as they are issued. A company is also required to file with the stock exchanges its shareholding pattern on a quarterly basis, within 15 days from the end of the quarter. The listing agreement also requires companies to furnish to the stock exchange unaudited quarterly and semi-annual financial results of operations and publish such information in at least one English language newspaper.

Liquidation Rights

        Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up, the holders of the equity shares are entitled to be repaid the amount of paid up capital or credited as paid up on those equity shares. All surplus assets after payments to the employees, statutory creditors, secured and unsecured creditors and holders of any preference shares shall be paid to holders of equity shares in proportion to the amount paid up on such shares at the commencement of the winding-up.

Buy-back

        Under the Indian Companies Act and the SEBI (Buyback of Securities) Regulations, 1998, as amended, a company may buy its equity shares out of its distributable reserves or securities premium account or the proceeds of any equity shares or other specified securities. No buy-back of any kind of shares or other specified securities can be made out of the proceeds of an earlier issue of the same kind of securities. If such buy-back constitutes more than 10% of the total paid-up equity capital and free reserves of the company, it shall require the approval of at least 75% of the shareholders present and voting at a general meeting of shareholders of such company. A board resolution will constitute sufficient corporate authorization for a buy-back within the above limit. A company cannot buy-back shares representing more than 25% of its paid-up equity capital in a single financial year. Further, the total consideration for the buy-back cannot exceed 25% of the paid-up capital and free reserves of a company.

        A company is not permitted to make any further issue (including a rights issue) of the same kind of equity shares within a period of six months of such buy-back, except by way of a bonus issue or in discharge of its existing obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity.

        The buy-back may be (a) from the existing security holders on a proportionate basis through a tender offer; (b) from the open market through (i) a book-building process or (ii) the stock exchange; (c) from odd-lot holders or (d) by purchasing the securities issued to the employees pursuant to a stock option plan or similar scheme. Buy-backs through negotiated deals, whether on a stock exchange or through spot transactions or through any other private arrangements, are not permitted.

        Any ADS holder may participate in a company's purchase of its own shares by withdrawing its ADSs from the depositary facility, acquiring equity shares upon the withdrawal and selling such shares back to the company. We cannot guarantee that equity shares offered by an ADS investor in any buy-back of shares by us will be accepted by us. The regulatory approvals required for ADS holders to participate in a buy-back are not entirely clear, and ADS investors are advised to consult their legal advisors for advise prior to participating in any buy-back of share by us, including advice related to any related regulatory approvals and tax issues.

Alteration of Shareholder Rights

        Under the Indian Companies Act, and subject to the provisions of the articles of association of a company and the relevant rules as issued by the Department of Company Affairs, the rights of any class of shareholders can be altered or varied (i) with the consent in writing of the holders of not less than three-fourths of the issued shares of that class; or (ii) by the special resolution passed at a separate meeting of the holders of the issued shares of that class. In the absence of any such provision in the articles, such alteration or variation is permitted as long as it is not prohibited by the agreement governing the issuance of the shares of that class. Under the Indian Companies Act, the articles may be amended by a special resolution of the shareholders.

        Our Articles can be amended if shareholders holding not less than 75% of the equity shares (who are entitled to vote) cast votes in favor of each such amendment of the Articles and which shall include the favorable votes of each of the AKP Group, the GKP Group, the NKP Group and General Atlantic, so long as each of the respective groups hold at least 10% of the equity shares and vote on each amendment(s).

Limitation on the Rights to Own Securities

        The limitation on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the sections entitled "Regulatory Restrictions" and "Risk Factors" in this prospectus.

Provisions on Changes in Capital

        Our authorized capital can be altered by an ordinary resolution of the shareholders in a general meeting. The additional issue of equity shares is subject to the pre-emptive rights of the shareholders. In addition, a company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divided its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a general meeting.

Discriminatory Provisions in the Articles

        There are no provisions in our Articles discriminating against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares.

Board of Directors

Election

        The Articles of Association provide that our board of directors shall be comprised of not less than three directors and not more than 10 directors. Eight directors on the Board shall be appointed as follows:

  •
  three permanent directors nominated by each of the AKP Group, the GKP Group and the NKP Group so long as the relevant Group holds 5% or more of the equity shares;

  •
  one rotating director nominated by General Atlantic, so long as General Atlantic holds 5% or more of the equity shares; and

  •
  four non-permanent independent directors who will be appointed in accordance with our Articles for a term of three years and eligible for re-election by the shareholders at the annual general meeting.

        Each director nominated by a Significant Shareholder shall hold office and may only be removed by that Significant Shareholder. Except in the event of the removal of a director for a breach of duty, fraud, bankruptcy or unless contrary to law, all the Significant Shareholders have agreed in the Articles that the independent directors shall not be removed except at a general meeting by the votes of shareholders (present and voting) holding not less than 51% of the equity shares, which includes the votes of at least three Significant Shareholders in a general meeting and except by a majority of the directors, which includes at least three nominee directors appointed by the Significant Shareholders.

        General Atlantic is also entitled to nominate one of the members to each committee of the board of directors, including the Audit Committee, the Compensation Committee and such other committees, so long as General Atlantic holds 5% or more of the equity shares.

        The increase in our share capital (including an increase in the share capital due to the underwriters option to purchase additional ADSs), which is required to effect this offering, will not result in a dilution of the holdings of any of the aforementioned groups to less than 5%. Accordingly, this offering will not have any effect on the appointment of our directors as set forth in the Articles of Association.

Notice and Quorum

        Under the Articles, subject to Section 287 of the Indian Companies Act, the quorum for a meeting of the board of directors shall be the presence of at least four directors which must include at least one nominee director (or his or her alternate) of each of the AKP Group, the GKP Group, the NKP Group, and General Atlantic (unless the absent nominee director consents in writing to a quorum requirement being satisfied despite his or her absence). Provided that where at any time the number of interested directors exceeds or is equal to two-thirds of the total strength, the number of remaining directors, that is to say, the number of directors who are not interested, present at the meeting being not less than two, shall be the quorum during such time.

        If a quorum is not present on the date the board meeting is convened, it shall automatically stand adjourned to a date 7 days after the original board meeting. The adjourned board meeting may be held on such other date and such other place as may be unanimously agreed by a nominee director of each of the AKP Group, the GKP Group, the NKP Group and General Atlantic. In the event of a quorum once again not being available at such an adjourned board meeting, the directors present shall constitute the quorum.

        The Articles require that at least 15 clear days notice be provided for any board meeting unless a shorter notice period is agreed by a majority of the directors.

        Under our Articles, Mr. Narendra K. Patni shall be the permanent Chairman of the Board. The Chairman shall preside at all board and shareholder meetings. In the absence of Mr. Narendra K. Patni at any meeting of the board, a General Atlantic nominee shall preside as Chairman. The Chairman has a casting vote in case of a tie. If for any reason Mr. Narendra K. Patni is unable to continue as the Chairman, the board shall appoint the Chairman.

Interested Directors

        Interested directors are not allowed to take part in the discussion of, or vote on, any arrangement if the director is in any way, directly or indirectly, interested in the arrangement. In addition, a director is required to disclose the nature of his interest under Section 299 of the Indian Companies Act.

        Under Section 297 of the Indian Companies Act, the consent of the board of directors is required where a director of the company or his relative, a firm in which such a director or relative is a partner, any other partner in such a firm, or a private company of which the directors is a member or director, for certain contracts with the company.

Qualifying Shares

        Our directors are not required to hold any of our equity shares to be qualified to serve on the board of directors.

Borrowing Powers

        Our directors shall not, except with the consent of the shareholders in a general meeting, borrow moneys, where the moneys to be borrowed together with the moneys already borrowed by the company (apart from temporary loans obtained from the company's bankers in the ordinary course of business) will exceed the aggregate of our paid up capital and the aggregate of all free reserves.

Director Compensation

        The board of directors is entitled to set its remuneration subject to maximum limits prescribed by Indian law and our Articles. If the number of interested directors exceeds the quorum requirement for board meetings, then the resolution to be passed would be subject to the approval of the shareholders at a general meeting. Normally any resolution of the board regarding an increase in director's fees is subject to shareholder approval in a general meeting.

Rotation and Retirement

        There is no age limit for retirement of our directors. Our Articles require two-thirds of our directors to retire by rotation, but they are eligible for re-election. One-third of the directors who are subject to retirement by rotation must retire at each annual general meeting but can be re-appointed at such annual general meeting. Mr. Narendra K. Patni, Mr. Gajendra K. Patni and Mr. Ashok K. Patni as the respective nominees of the NKP Group, GKP Group and AKP Group are permanent directors according to our Articles in that capacity they are not required to retire by rotation like our other directors.

Differences in Shareholder Rights

        Set forth below is a brief summary of certain significant differences between the provisions of the Indian Companies Act and the laws applicable to companies incorporated in the State of Delaware in the United States.

	Indian Law	Delaware Law
SHAREHOLDER RIGHTS
Directors' Duties
Under Indian law, the members of the board of directors of a company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements:

•    a duty to exercise care and skill in the discharge of functions as directors;

•    a duty to act in good faith in the best interests of the company;

•    a duty not to personally profit from opportunities that arise from the office of director;

•    a duty to avoid conflicts of interest; and

•    a duty to exercise powers for the purpose for which such powers were intended and not to exceed the powers as prescribed by the Indian Companies Act and the Articles of Association of the company.

In general, the Indian Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Indian Companies Act contains provisions, which impose fines (and in certain circumstances, imprisonment) on persons who fail to satisfy those requirements. However, in certain circumstances that are statutorily provided for under certain Indian laws, an officer is only liable if he knowingly or willfully authorizes or permits the default.
Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation's employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders.

Under Delaware law, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the "business judgment rule". If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors' conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested Directors
Under Section 297 of the Indian Companies Act, the consent of the board of directors is required where a director of the company or his relative, a firm in which such a director or relative is a partner, any other partner in such a firm, or a private company of which the director is a member or director enters into certain contracts with the company.

Section 299 of the Indian Companies Act requires that, subject to certain exceptions, every director of a company who is in any way, whether directly or indirectly, concerned or interested in a contract or arrangement, or proposed contract or arrangement, entered into or to be entered into, by or on behalf of the company, shall disclose the nature of his concern or interest at a meeting of the board of directors.

Section 300 of the Indian Companies Act also requires that, subject to certain exceptions, no director of a public company shall, as a director, take any part in the discussion of, or vote on, any contract or arrangement entered into, in any board proceedings, by or on behalf of the company, if he is in any way, whether directly or indirectly, concerned or interested in the contract or arrangement. An interested director is not to be counted for the purposes of quorum at the time of any such discussion or vote and if the interested director does vote, the vote shall be void.

Directors who contravene Section 299 shall be deemed to have vacated their office as a director under Section 283(1)(i) of the Indian Companies Act. Additionally a contravention of Section 299 or 300 are punishable with a fine.
Under Delaware law, a transaction would not be voidable if (i) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified.

Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements
Under Indian law, at any general meeting, voting is by a show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares on which an aggregate sum of at least Rs.50,000 has been paid-up. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders.

Section 87 of the Indian Companies Act distinguishes between the voting rights of equity shareholders and preference shareholders. An equity shareholder has the right to vote on every resolution placed before the company or required to be voted upon by way of a postal ballot, and his voting right on a poll shall be in proportion to the percentage of the paid up equity capital owned by him. On the other hand, preference shareholders have a right to vote only on those resolutions that directly affect the rights of their preference shares, such as resolutions for the winding up of a company or the repayment or reduction of the share capital of a company.

Under the Indian Companies Act, certain matters must be approved by a special resolution which means that the votes cast in favor of the resolution, whether by show of hands or poll, are not less than three times the number of votes, if any, cast against the resolution by members so entitled and voting.

Matters that require a special resolution include the waiver of the pre-emptive rights for the issue of any new securities and a reduction of share capital.

Section 174 of the Indian Companies Act provides that unless the articles of association of a company provide for a larger number, the quorum for a meeting of a public company is five members personally present.
Under Delaware law, unless otherwise provided in the corporation's certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder.

Unless otherwise provided in the corporation's certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Mergers and Amalgamations
Indian law does not provide for mergers as that expression is understood under United States corporate law.

However, there are statutory provisions that facilitate the amalgamation of companies, provided that the arrangement in question is approved by a majority in number of the shareholders or each class of shareholders with whom the arrangement is to be made, and who must in addition represent three-fourths in value of the shareholders or each such class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting convened for that purpose.

The Indian Companies Act does not contain any provision for appraisal rights for dissenting shareholders.

	Where a scheme or contract involving the transfer of shares or any class of shares in a company to another company has been approved by the holders of not less than nine tenths in value of the shares whose transfer is involved, within four months after the making of the offer, the transferee company may, at any time within two months after the expiry of the four months, give notice to any dissenting shareholder that it desires to acquire his shares. Unless, on an application made by the dissenting shareholder, the High Court orders otherwise, the transferee company will be entitled and bound to acquire the remaining shares on the same terms as the other shares that it is acquiring.	Delaware law gives dissenting shareholders certain appraisal rights, such as rights to receive payment in cash for the judicially determined fair value of the shares and interest, if any.

Shareholder Suits
Sections 397 and 398, read with Section 399 of the Indian Companies Act, give 100 shareholders or shareholders holding not less than one tenth of the issued share capital of the company, whichever is less, the right to claim relief in cases of oppression (when the affairs of a company are being conducted in a manner prejudicial to public interest or are oppressive to the shareholders) and mismanagement (when the affairs of a company are being conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company or a material change has taken place in the management or control of the company).
Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Election and Removal of Directors
In the case of public companies, except for permanent directors, all proposed new appointees may seek election at general meeting of shareholders of the Company and retiring directors have to seek reappointment at the company's annual general meeting of shareholders. The directors' election to the board is subject to an ordinary resolution being passed by the shareholders present and voting at the general meeting. However, under Section 260 of the Indian Companies Act, the board of directors can appoint a director, if the articles of association of the company confer the power on the board, provided such directors hold office only up to the next annual general meeting of the company, unless reappointed in the said annual general meeting.

Section 284 of the Indian Companies Act also provides that the shareholders of a company may, by an ordinary resolution, remove a director (except for directors appointed by the Central Government) before the expiry of the director's period of office.
Under Delaware law, each director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, unless the certificate of incorporation otherwise provides or, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause or in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Dividends
Section 205 of the Indian Companies Act permits dividends (including interim dividends) to be declared or paid by a company for any financial year only out of profits for that year or profits of the company for any previous financial year or years, after providing for depreciation. Shareholders have a right to claim dividends, after such dividend has been declared by the company at a general meeting. Shareholders also have a right to claim interim dividends, which may be declared only pursuant to a resolution of the company's board of directors.

Dividends may be paid only in cash.

Where a dividend has been declared by a company but has not been paid within 30 days from the date of declaration to any shareholder entitled to the payment of such dividend, Section 207 of the Indian Companies Act provides for a penalty for directors who are knowingly a party to such a default.
Subject to any restrictions contained in its certificate of incorporation, the directors of every Delaware corporation may declare and pay dividends upon the shares of its capital stock, out of its surplus or in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Under Delaware law, dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

CERTAIN OTHER MATTERS
Indemnification
Section 201 of the Indian Companies Act provides that a company may indemnify any officer or auditor against any liability incurred by such officer or auditor in defending any civil or criminal proceedings, in which judgment is given in his favor or in which he is acquitted or discharged or in connection with application made by an officer to the High Court for relief, because he has reason to apprehend that any proceeding will or might be brought against him in respect of any negligence, default, breach of duty, misfeasance or breach of trust, in which relief has been granted by the High Court.

Section 201 also provides that except for such indemnity, any provision, whether contained in the articles of association of a company or in an agreement with the company or in any other instrument, for exempting any officer or auditor of the company from, or indemnifying him against, any liability which, by any rule of law, would otherwise attach to such officer or auditor in respect of any negligence, default, misfeasance, breach of duty or breach of trust of which he may be guilty in relation to the company, shall be void.
Under Delaware law, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Inspection of Corporate Records
Shareholders of an Indian company have a right to inspect or obtain copies of certain corporate records of the company, subject to, in certain cases, payment of a nominal charge. These documents include the register of members and debenture holders, annual returns, minutes of the proceedings of any general meeting of a company, a register of a company's directors, managing director, manager and secretary, a register of investments, a register of charges, a register of contracts in which directors are interested and a register of directors' shareholding.
Under Delaware law, stockholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholder Proposals
Section 169 of the Indian Companies Act provides for the calling of an extraordinary general meeting by the board of directors of a company upon the requisition of such number of shareholders that hold not less than one tenth of the paid-up capital of the company that carries voting rights with regard to the matter to be considered.

	The requisition should set out the matters for the consideration of which the meeting is being called and should be signed by the requisitionists and deposited at the registered office of the company. If the board of directors does not call the meeting within 21 days from the date of deposit of the requisition, to be held within 45 days of the deposit of the requisition, the meeting may be called by the requisitionists themselves.	Unless provided in the corporation's certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which stockholders may bring business before a meeting.

Approval of Corporate Matters by Written Consent
Section 192A of the Indian Companies Act provides that a listed company may, and with respect to certain prescribed matters that are to be notified by the Government of India, must, conduct resolutions by postal ballot. If a resolution is assented to by a requisite majority of the shareholders by means of a postal ballot, it is deemed to have been duly passed at a general meeting convened in that behalf. For a valid postal ballot, the detailed procedure set out in Section 192A of the Indian Companies Act and under the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, as amended, have to be strictly complied with.
Delaware law permits stockholders to take action by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders.

Staggered Board of Directors
The Indian Companies Act provides that unless the articles of association of a public company or a private company which is a subsidiary of a public company provide for the retirement of all directors at every annual general meeting, not less than two thirds of the total number of directors of such company will be liable to retire by rotation.

	Therefore, at every annual general meeting one third of the directors who are liable to retire by rotation or the number nearest to one third (if their number is not three or a multiple of three) shall retire from office.	Delaware law permits corporations to have a staggered board of directors.

Issuance of Preferred Stock
Section 85 of the Indian Companies Act allows two kinds of share capital, equity and preference.

Equity share capital is also classified as equity share capital with voting rights and equity share capital with differential rights as to dividend, voting or otherwise, in accordance with prescribed rules and conditions that are issued by the Government from time to time.
Delaware law allow shares to be issued with preferred or special rights, whether in relation to dividend, voting, return of share capital or otherwise. The constitutional documents of a Delaware corporation may contain provisions in respect of the authorization required for the creation and issue of different classes of preferred stock.

        For a more detailed description of the rights given to shareholders under the Indian Companies Act and other applicable Indian laws, please see "Pre-emptive Rights and Issue of Additional Shares", "Voting Rights" and "Alteration of Shareholder Rights" later in this section.

Governance Standards for Listed Companies

        We are also subject to the NYSE listing standards, although, because we are a foreign private issuer, those standards are considerably different from those applied to U.S. companies. Under the NYSE rules, we need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies.

        Indian corporate governance requirements for listed companies are contained in Clause 49 of the listing agreement that companies enter into with Indian stock exchanges. Clause 49 has been amended from time to time. Listed companies are required to be in compliance with the most recent amendments to Clause 49 by December 31, 2005.

        The following table between the corporate governance standards applicable to us under our listing agreement with the Indian Stock Exchange and the requirements of standards relating to NYSE—listed companies sets out a brief, general summary of the significant differences.

Standard for NYSE-Listed Companies	Requirements under our Indian Listing Agreements
Director Independence

A majority of the board must consist of independent directors. Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. For example, directors who are employees, are immediate family of an executive officer of the company or receive over $100,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company's independent auditor are also not independent. Determinations of independence were made by the board.
If the Chairman of the Board is an executive director then not less than 50 per cent of the board of directors should comprise of independent directors. If the Chairman of the board is a non-executive director, then at least one third of the board should comprise of independent directors.

Clause 49 of the listing agreement defines an "independent director" to mean non-executive directors who (i) a receiving director's remuneration, does not have any other material pecuniary relationship or transaction with the company, its promoters, its senior management or its holding company or its subsidiaries or its associates, which may affect the independence of the director; (ii) is not related to promoters or management at the board level or at one level below the board; (iii) has not been an executive of the company in the immediately preceding three financial years; (iv) is not a partner or an executive and has not been a partner or executive during the preceding 3 financial years, of the statutory audit firm or the internal audit firm or the legal firm of the company; (v) is not a material supplier, service provider, customer, lessee, or lessor of the company and (vi) is not a shareholder, owning two per cent or more of the voting shares of the Company.

The non-management directors must meet at regularly scheduled executive sessions without management.	There is no comparable requirement under Indian law.

Audit Committee

•    The audit committee must (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation, retention and oversight of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee; (iii) establish procedures for the receipt, retention and treatment of complaints with respect to accounting and auditing issues; (iv) establish procedures for the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters (v) be authorized to engage independent counsel and other advisers it deems necessary in performing its duties; and (vi) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee that are necessary or appropriate in carrying out its duties.

The listing agreement requires that the role of the audit committee should include the following:

1.    To oversee the company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

2.    To recommend the appointment and removal of the external auditor, fix the audit fee and also approve of payment for any other services.

3. To review with management the annual financial statements before submission to the Board, focusing primarily on any changes in accounting policies and practices, any major accounting entries based on exercise of judgment by management, any qualifications in the draft audit report, any significant adjustments arising out of the audit, the going concern assumption, compliance with accounting standards, compliance with stock exchange and legal requirements concerning financial statements and any related party transactions.

4.    To review with the management, external and internal auditors, and the adequacy of internal control systems.

5.    To review the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

6.    To discuss with internal auditors any significant findings and follow-up thereon.

7.    To review the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and report the matter to the Board.

8.    To discuss with external auditors before the audit commences, the nature and scope of audit as well as to conduct post-audit discussions to ascertain any area of concern.

9.    To review the company's financial and risk management policies.

10.  To examine the reasons for substantial defaults in payment to depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

In addition the audit committee is required to, inter alia, mandatorily review the following information:

1.  Management discussion and analysis of financial condition and results of operation;

2.  Statement of significant related party transactions, submitted by the management;

3.  Management letters/letters of internal control weaknesses issued by the statutory auditors;

4.  Internal audit reports relating to internal control weaknesses;

5.  Appointment, removal and terms of remuneration of the chief internal auditor.

The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE and Rule 10A-3 under the Securities and Exchange Act.
Clause 49 requires that a qualified and independent audit committee should be set up, which has a minimum of three members. Two-thirds of its members should be independent directors and the chairman of the audit committee should be an independent director.

•    The audit committee members must be financially literate or become financially literate within a reasonable period of their appointment to the audit committee.

• Each listed company must have disclosed whether their board of directors has identified an audit committee financial expert (as defined under applicable rules of the SEC), and if not the reasons why the board has not done so.	The listing agreements requires that all members of the audit committee should be financially literate and at least one member should have financial management and accounting expertise.

•    The audit committee must have a written charter that addresses the committee's purpose and responsibilities.

•    At a minimum, the committee's purpose must be to assist the board in the oversight of the integrity of the company's financial statements, the company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence and the performance of the company's internal audit function and independent auditors.

•    The duties and responsibilities of the audit committee include conducting a review of the independent auditing firm's annual report describing the firm's internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm and any steps taken to address such issues.

                                The audit committee is also to assess the auditor's independence by reviewing all relationships between the company and its auditor. It must establish the company's hiring guidelines for employees and former employees of the independent auditor.

The committee must also discuss the company's annual audited financial statements and quarterly financial statements with management and the independent auditors, the company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management.
• In addition to the role of the audit committee described above, the audit committee is required to have powers that include being able to investigate any activity within their terms of reference, seek information from any employee, obtain outside legal or other professional advice and secure attendance of outsiders with relevant expertise, if this is considered necessary.

Each listed company must have an internal audit function.	The listing agreement requires an Indian listed company to have an internal audit function.

•    The committee must also meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors and review with the independent auditor any audit problems or difficulties and management's response.

• The committee must report regularly to the board.
•    Clause 49 currently requires that the Audit Committee meet at least thrice a year: once before the finalization of annual accounts and once every six months.

• The amended Clause 49, with which public, listed companies will need to comply after December 31, 2005, requires that the audit committee should meet at least four times in a year and not more than four months should lapse between two meetings.

Compensation Committee

•    Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.

•    The committee must have a written charter that addresses its purpose and responsibilities.

• These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the Securities and Exchange Commission to be included in the company's annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.
The listing agreement states that a company may set up a remuneration committee, which should comprise of at least three directors, all of whom should be non-executive directors, the chairman of this committee being an independent director.

Nominating/Corporate Governance Committee

•    Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.

• The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying individuals qualified to become board members; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.	There is no comparable provision under Indian law.

Equity-Compensation Plans
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.
Section 79A of the Indian Companies Act requires that a company may issue sweat equity shares of a class of shares already issued if such issue is authorized by a special resolution passed by the company in general meeting.

The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended, also require that a special resolution be passed by the shareholders of a company in general meeting to approve an employee stock option or stock purchase scheme.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Corporate governance requirements for listed companies in India are included in Clause 49 of the Indian listing agreements required to be entered into with the stock exchanges.

Code of Business Conduct and Ethics

All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
Clause 49, as amended, requires that the board shall lay down a code of conduct for all board members and senior management of a listed company. This code of conduct is required to be posted on the website of the company. Further, all board members and senior management personnel are required to affirm compliance with the code on an annual basis and the company's annual report must contain a declaration to this effect signed by its chief executive officer. However, Indian listed companies have until December 31, 2005 to give effect to this requirement.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Depositary

Who is the depositary?

        The Bank of New York has been appointed as the depositary for the ADS program. The depositary's corporate trust office is located at 101 Barclay Street, New York, New York 10286. Its principal executive office is located at One Wall Street, New York, New York 10286.

American Depositary Receipts

        The Bank of New York as depositary will execute and deliver the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in two equity shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but not distributed by it directly to you. Your ADSs will be evidenced by what are known as American Depositary Receipts or ADRs.

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Indian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

        The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the equity shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of underlying shares your ADSs represent.

  •
  Cash.    The depositary shall convert cash distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

    Before making a distribution, any withholding taxes that must be paid will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Equity shares.    In the case of a distribution in equity shares, the depositary may distribute additional ADRs evidencing the number of ADSs representing such equity shares. Only whole ADSs will be issued. Any equity shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled thereto. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new equity shares.

  •
  Rights to receive additional equity shares.    In the case of a distribution of rights to subscribe for additional equity shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of such rights. However, if we do not furnish such evidence or if the depositary determines it is not practical to distribute such rights, the depositary may:

    —sell such rights if practicable and distribute the net proceeds as cash; or —allow such rights to lapse, in which case ADR holders will receive nothing. If the depositary makes rights available to you, it will exercise the rights and purchase the equity shares on your behalf. The depositary will then deposit the equity shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

    U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

        We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

  •
  Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either:

    —distribute such securities or property in any manner it deems fair and equitable; —sell such securities or property and distribute any net proceeds in the same way it distributes cash; or, —hold the distributed property in which case the ADSs will also represent the distributed property.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our equity shares or any value for them if it is illegal or impractical for us to make them available to you.

        There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs upon the deposit of equity shares or evidence of rights to receive equity shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such equity shares. Except for equity shares deposited by us, no equity shares may be deposited by persons located in India, residents of India or for, or on the account of, such persons.

        Equity shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such equity shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made. After the closing of the offering to which this prospectus relates, unless otherwise agreed by the depositary and ourselves and permitted by applicable law, only the following may be deposited with the depositary or custodian:

  •
  equity shares issued as a dividend or free distribution in respect of deposited securities;

  •
  equity shares subscribed for or acquired by holders from us through the exercise of rights distributed by us to such persons in respect of shares; and

  •
  securities issued by us as a result of any change in par value, subdivision, consolidation and other reclassification of deposited securities or otherwise.

        Upon each deposit of equity shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will register an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary's corporate trust office or any other location that it may designate as its transfer office.

How do ADR holders withdraw and cancel an ADS and obtain deposited securities?

        Except as described below, as an ADR holder you may not surrender your receipt for the purpose of withdrawing the deposited securities until we have received confirmation from the Indian Stock Exchanges that such equity shares have been listed for trading thereon and have therefore become listed equity shares. We expect to receive confirmation from the Indian Stock Exchanges approximately forty-five (45) calendar days after the offering (or after the exercise by the underwriters of the option to purchase additional ADSs) that shares deposited by us in connection with the offering are listed equity shares. We have agreed to deliver to the custodian written confirmation of the number of listed equity shares deposited with the custodian under the deposit agreement promptly upon receipt of confirmation of listing of such equity shares from the Indian Stock Exchanges. We have agreed to notify the depositary of any changes with respect to this requirement.

        Notwithstanding the restriction described above, ADR holders may withdraw deposited equity shares if and to the extent the depositary holds deposited shares that are listed shares at the time of withdrawal. The equity shares deposited by the selling shareholders in this offering are listed shares. We therefore expect a number of ADSs equal to the number of equity shares sold by the selling shareholders in this offering, adjusting to account for the ratio of two equity shares per ADS, may be surrendered to the depositary for withdrawal during such 45-day period. Any ADSs surrendered by holders representing equity shares in excess of the number sold by the selling shareholders will not be accepted for cancellation and delivery of deposited securities until the equity shares sold by us become listed shares.

        When you turn in your ADS at the depositary's corporate trust office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying equity shares at the custodian's office. At your risk, expense and request, the depositary may deliver the deposited securities at its corporate trust office, if feasible.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary, or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges;

  •
  delays in receipt of confirmation that the equity shares have been listed on the Indian Stock Exchanges; or

  •
  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs.

        This right of withdrawal may not be limited by any other provision of the deposit agreement. Under Indian law, subject to certain exceptions, shares may not be redeposited under the deposit agreement.

Voting Rights

How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the equity shares which underlie your ADSs. After receiving voting materials from us, the depositary will, if requested in writing by us, notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the equity shares which underlie your ADSs. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying equity shares or other deposited securities, to vote or to have its agents vote the equity shares or other deposited securities as you instruct. If the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

  •
  we do not wish to receive a discretionary proxy;

  •
  we think there is substantial shareholder opposition to the particular question; or

  •
  we think the particular question would have a adverse impact on our shareholders.

        The depositary will only vote or attempt to vote as you instruct or as described in the preceding sentence. The depositary will not itself exercise any voting discretion. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

        There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Record Dates

        The depositary will fix record dates for the determination of the ADR holders who will be:

  •
  entitled to receive a dividend, distribution or rights; or

  •
  entitled to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities; or

  •
  responsible for any fee assessed by the depositary under the deposit agreement.

Reports and Other Communications

Will I be able to view reports from the Company?

        The depositary will make available for inspection by ADR holders any written communications from us which are both received by the depositary as a holder of deposited securities and made generally available to the holders of deposited securities. These communications will be furnished by us in English when so required by any rules or regulations of the SEC.

Fees and Expenses

Persons depositing shares or ADR holders must pay:		For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.02 (or less) per ADS	•	Any cash distribution to you to the extent permitted by the exchange on which the American Depositary Shares may be listed for trading
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
Registration or transfer fees	•	Transfer and registration of equity shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary
No fees will be incurred upon the issuance of ADSs in this offering.

Payment of Taxes

        ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may:

  •
  deduct the amount thereof from any cash distributions, or,

  •
  sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall.

        Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities, except under limited circumstances mandated by securities regulations. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled to them.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including:

  •
  any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities, or

  •
  any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets,

    then—the cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. The depositary may distribute some or all of the cash, shares or other securities it receives. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges except for taxes and other charges specifically payable by ADR holders under the deposit agreement, or affects any substantial existing right of ADR holders. If an ADR holder continues to hold ADRs after being so notified, such ADR holder will be considered to have agreed to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

        No amendment will impair your right to surrender your ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or the ADSs to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 30 days. In either case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADRs. Four months after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability to ADR holders

        Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if it:

  •
  is prevented or hindered in performing any obligation by circumstances beyond its control, including, without limitation, requirements of law, rule, regulation, the terms of the deposited securities, and acts of God;

  •
  exercises or fails to exercise discretion under the deposit agreement;

  •
  performs its obligations without negligence or bad faith;

  •
  takes any action based on advice or information from legal counsel, accountants, any person presenting shares for deposit, any holder, or any other qualified person; or

  •
  relies on any documents it believes in good faith to be genuine and to have been properly executed.

        Neither we nor the depositary nor our respective agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs.

        The depositary will not be responsible for failing to carry out instructions to vote the ADSs or for the manner in which the ADSs are voted or the effect of the vote.

        The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

        We may from time to time request you and other holders and beneficial owners of ADSs to provide information as to:

  •
  the capacity in which you and other holders and beneficial owners own or owned ADSs;

  •
  the identity of any other persons then or previously interested in such ADSs; and

  •
  the nature of such interest and various other matters.

        You agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts to comply with written instructions received from us requesting that it forward any such requests to you and other holders and beneficial owners and to forward to us any responses to such requests to the extent permitted by applicable law.

Requirements for Depositary Actions

        We, the depositary or the custodian may refuse to:

  •
  issue, register or transfer an ADR or ADRs;

  •
  effect a split-up or combination of ADRs;

  •
  deliver distributions on any such ADRs; or

  •
  permit the withdrawal of deposited securities, unless the deposit agreement provides otherwise, until the following conditions have been met:

  •
  the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

  •
  the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

  •
  the holder has complied with such regulations as the depositary may establish under the deposit agreement.

        The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it is advisable to do so.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is reasonably appropriate to do so.

GOVERNMENT OF INDIA APPROVALS

        Under the Foreign Exchange Management Act 1999, as amended, or FEMA and its regulations, Indian companies are permitted to make an ADR offering (subject to certain conditions), provided that the company (i) is eligible to issue ADRs under the guidelines issued by the Ministry of Finance; (ii) is not otherwise ineligible to issue shares to non-residents of India under FEMA; and (iii) issue ADRs in accordance with the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and the guidelines issued by the Government of India relating to the offering and sale of depositary receipts by Indian companies.

        Under FEMA and its regulations, Indian companies are permitted to:

  •
  make international offerings of rupee denominated equity shares by way of an offering of ADRs to persons resident outside India;

  •
  remit dividends through an authorized dealer as and when due, subject to payment of Indian taxes, if applicable;

  •
  issue rights or bonus shares that may accrue in respect of the ADRs;

  •
  incur issue related expenses as approved by the Ministry of Finance or up to the specified limits issued by the Government which is currently 7% of the gross proceeds of an ADR offering;

  •
  remit and pay for filing, listing, agency and other fees on an ongoing basis for any international stock exchange (such as the New York Stock Exchange) where the ADRs are listed;

  •
  repatriate the proceeds of the offering to India and pending repatriation of such proceeds, to invest the funds in approved securities.

        The price of ADRs to be issued to persons resident outside India may be decided by the Indian company:

  (a)
  where the issue is on public offer basis, in consultation with the lead manager to the issue; and

  (b)
  in other cases:

  (i)
  the price worked out in accordance with SEBI guidelines as applicable, if the issuing company is listed on any recognized stock exchange in India, and

  (ii)
  the fair valuation of shares done by a chartered accountant as per the guidelines issued by the erstwhile Controller of the Capital Issues, in all other cases.

Recent Development on ADS Issues

        On August 31, 2005 the Government of India amended the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme to provide a pricing floor for Global Depositary Receipts (which include ADSs) and Foreign Currency Convertible Bond issues. Under the new regulations, the offer price of GDSs/ADSs cannot be less than the higher of the average of the weekly high and low of the closing prices of the equity shares as quoted on the BSE or the NSE during (a) the six months and (b) the two weeks immediately preceding the date that is 30 days prior to the date on which the shareholder meeting was held to consider the proposed issue.

        This amendment was clarified on September 14, 2005, exempting companies issuing Global Depository Receipts (including ADSs) and Foreign Currency Convertible Bonds, who had taken

"effective steps" (as defined in the said clarification) before August 31, 2005, provided they complete their issues by December 31, 2005.

FIPB Approval

        Under current Indian regulations, no prior regulatory approval is required in connection with the issue of equity shares by the company in the offering. However, we are required to obtain the approval of the Foreign Investment Promotion Board, or FIPB, in connection with the sale of equity shares by our selling shareholders in this offering. We applied to the FIPB on July 18, 2005, seeking such approval.

        By a letter dated October 5, 2005, The Under Secretary to the Government of India, Ministry of Commerce and Industry bearing No. 3/70/SIA/NFC/99/NRI, conveyed the Government of India's approval to the proposal for a "Sponsored Secondary ADR Offering" against equity shares held by our existing shareholders up to a maximum of 6.5 million equity shares (including any over-allotment option) at a price to be determined by the underwriters to the offering in consultation with the Company. This approval is subject to compliance with the existing guidelines governing offering of ADRs representing existing equity shares. The offering is also subject to RBI/SEBI pricing norms.

        Pursuant to the RBI's regulations relating to sponsored ADR offerings, an issuer in India can sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India. The guidelines specify, among other conditions, that:

  •
  the ADSs must be offered at a price determined by the lead manager of such offering;

  •
  all equity holders may participate;

  •
  the issuer must obtain special shareholder approval; and

  •
  the proceeds must be repatriated to India within one month of the closure of the issue.

        We are required to provide the RBI, within 30 days of the date of closing of this offering, details of our capital structure before and after the offering. We are required to furnish a statement, in the prescribed form, to the Foreign Exchange Department of the RBI, within 30 days from the date of closing of this offering, providing certain information relating to the offering, such as the number of ADRs issued, the number of underlying new equity shares issued, details regarding the offering of equity shares by the selling shareholders, listing arrangements, total proceeds of the offering, any proceeds of the offering retained abroad and other relevant details relating to the launching and initial trading of the ADRs. We are required to inform the RBI of any repatriation of issue proceeds held abroad, immediately upon such repatriation. We are also required to furnish to the RBI a quarterly return within 15 days of the close of each calendar quarter.

Other Approvals

        Our shareholders would have to pass a special resolution under section 81(1A) of the Indian Companies Act and no other approval is required under the Indian Companies Act in connection with this offering of ADRs. On June 14, 2005, our shareholders voted in favor of a special resolution approving the issuance of ADRs by us, and on August 19, 2005 our shareholders voted in favor of a special resolution approving the offering of ADRs by our selling shareholders.

        We will apply for the listing of the equity shares underlying the ADRs on the Indian Stock Exchanges.

REGULATORY RESTRICTIONS

        The subscription, purchase and sale of shares of an Indian company are governed by various Indian laws restricting the issuance of shares by the company to non-residents or subsequent transfer of shares by or to non-residents. These restrictions have been relaxed in recent years. Set forth below is a summary of various forms of investment, and the restrictions applicable to each, including the requirements under Indian law applicable to this issuance of ADSs.

Foreign Direct Investment

Issuances by the Company

        Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, foreign direct investment in most industry sectors does not require prior approval of the Foreign Investment Promotion Board or the Reserve Bank of India, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code (as described below), and ownership restrictions based on the nature of the foreign investor. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment of up to 100% of our share capital is currently permitted in the IT industry.

Subsequent Transfers

        Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004. As a result, for a transfer between a resident and a non-resident of securities of an Indian company in the IT sector, such as ours, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines, the Takeover Code, and the ownership restrictions based on the nature of the foreign investor. If a sale or purchase is conducted on a stock exchange at prevailing market prices, the pricing guidelines will be deemed satisfied. For off-market, negotiated transactions, the guidelines require a transaction price based on the prevailing market price.

        Transfers between two non-residents by way of sale or gifts are not subject to RBI approvals or pricing restrictions.

Portfolio Investment by Non-Resident Indians

        Investments by persons of Indian nationality or origin residing outside of India, or Non Resident Indians (NRIs), or registered Foreign Institutional Investors, or FIIs, made through a stock exchange are known as portfolio investments, or Portfolio Investments.

        NRIs are permitted to make Portfolio Investments on favorable tax and other terms under India's Portfolio Investment Scheme. Under the scheme, an NRI can purchase up to 5% of the paid up value of the shares issued by a company, subject to the condition that the aggregate paid up value of shares purchased by all NRIs does not exceed 10% of the paid up capital of the company. In addition to Portfolio Investments in Indian companies, NRIs may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

        This limit may be increased up to 24% by an Indian company by passing a special resolution of its members. We have not obtained shareholder approval for our equity shares to be owned by the NRIs beyond the aforesaid 10% limit.

        Overseas corporate bodies (OCBs) controlled by NRIs, or OCBs, were previously permitted to invest on favorable terms under the Portfolio Investment Scheme. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

Investment by Foreign Institutional Investors

        Currently, FIIs such as pension funds, investment trusts, and asset management companies, are eligible to make Portfolio Investments on favorable terms in all the securities traded on the primary and secondary markets in India. Investment by FIIs in certain sectors are prohibited.

        SEBI regulations provide that no single FII may hold more than 10% of a company's total equity shares.

        In most cases, under SEBI and the RBI regulations, unless stockholder approval has been obtained, FIIs in aggregate may hold no more than 24% of an Indian company's equity shares. We have not obtained shareholder approval for our equity shares to be owned by FIIs beyond the aforesaid 24% limit.

        There is uncertainty under Indian law about the tax regime applicable to FIIs that hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of the ADSs.

Takeover Code

        Upon conversion of ADSs into equity shares, a holder of such shares will be subject to the Takeover Code. Disclosure and mandatory bid obligations under Indian law are governed by SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code, which prescribes certain thresholds or trigger points that give rise to these obligations.

        Certain important provisions of the Takeover Code are as follows:

  •
  Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire equity shares or voting rights in a company, either by himself or with any person acting in concert) who acquires equity shares or voting rights that would entitle him to more than 5%, 10%, 14%, 54% or 74% of the equity shares or voting rights in a company (together with the company's equity shares or voting rights, if any, already held by him) is required to disclose the aggregate of his equity shareholding or voting rights in that company to the company (which in turn is required to disclose the same to each of the stock exchanges on which the company's equity shares are listed) and to each of the stock exchanges on which the company's equity shares are listed within two days of (a) the receipt of allotment information; or (b) the acquisition of equity shares or voting rights, as the case may be.

  •
  A person who holds more than 15% of the equity shares or voting rights in any company is required to disclose any purchase or sale representing 2% of the equity shares or voting rights of that company to that company and the stock exchanges on which the company's equity shares are listed within two days of the purchase or sale and is also required to make annual disclosure of his holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company's equity shares are listed).

  •
  Promoters or persons in control of a company are also required to make annual disclosure of their holding in the same manner. The company is also required to make annual disclosure of holdings of its promoters or persons in control to each of the stock exchanges on which its equity shares are listed.

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  An acquirer cannot acquire equity shares or voting rights which (taken together with existing equity shares or voting rights, if any, held by him or by persons acting in concert with him) would entitle such acquirer to exercise 15% or more of the voting rights in a company, unless such acquirer makes a public announcement offering to acquire a further minimum of 20% of the equity shares of the company at a price not lower than the price determined in accordance with the Takeover Code. A copy of the public announcement is required to be delivered, on the date on which such announcement is published, to SEBI, the company and the stock exchanges on which the company's equity shares are listed.

  •
  No acquirer who, together with persons acting in concert with him, has acquired, in accordance with law, 15% or more but less than 55% of the shares or voting rights in a company, shall acquire, either by himself or through or with persons acting in concert with him, additional shares or voting rights that would entitle him to exercise more than 5% of the voting rights in any financial year ending March 31, unless such acquirer makes a public announcement offering to acquire a further minimum of 20% of the equity shares of the company at a price not lower than the price determined in accordance with the Takeover Code.

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  No acquirer may acquire equity shares or voting rights, through market purchases or preferential allotments by a company pursuant to a special resolution of the shareholders of the company, that (taken together with equity shares or voting rights, if any held by such acquirer or by persons acting in concert with him), will entitle such acquirer to exercise more than 55% of the voting rights in the company, and if any such acquisition is made through market purchases or preferential allotment beyond 55% of the voting rights of the company, such acquirer must forthwith disinvest the equity shares acquired in excess of 55% of the voting equity shares and will also be liable to regulatory action under the Takeover Code. In case of acquisition through preferential allotment, the limit of 55% voting rights is calculated as 55% of the increased equity share capital following such preferential allotment.

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  An acquirer who, together with persons acting in concert with him, has acquired, in accordance with law, 55% or more but less than 75% of the equity shares or voting rights in a company cannot, either by himself or through persons acing in concert with him, acquire additional equity shares or voting rights unless such acquirer makes a public announcement offering to acquire such percentage of the voting capital of the company so that the acquisition does not result in the public shareholding in such company being reduced to a level below the limit specified in the listing agreement between the company and the applicable stock exchange for the purposes of continuous listing, at a price not lower than the price determined in accordance with the Takeover Code.

  •
  In addition, regardless of whether there has been any acquisition of equity shares or voting rights in a company, an acquirer cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20% of the equity shares of the company. In addition, the Takeover Code introduces the "chain principle" by which the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each subsidiary company which is listed.

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  An acquirer that seeks to acquire any equity shares or voting rights pursuant to which the public shareholding in a company may be reduced to a level below the limits specified in the listing agreement between the company and the applicable stock exchange for the purpose of listing on a continuous basis, may acquire such equity shares or voting rights only in accordance with the guidelines and regulations relating to delisting of securities specified by

    SEBI, provided that such requirement is not applicable in the case of an indirect acquisition of equity shares or voting rights or control of the company pursuant to a global arrangement. If consequent to the public offer made pursuant to such global arrangement, the public shareholding falls to a level below the limits specified in the listing agreement between the company and the applicable stock exchange for the purpose of listing on a continuous basis, the acquirer shall undertake to raise the level of public shareholding to the levels specified for such continuous listing, within a period of 12 months from the date of closure of the public offer, either by the issue of new equity shares by the company or the disinvestment of equity shares through an offer for sale in accordance with the Indian Companies Act as amended and the SEBI Guidelines, or through the sale of equity shares through applicable stock exchanges.

  •
  In the event that an acquirer acquires more than 55% equity shares or voting rights in the target company through an agreement or memorandum of understanding and the public offer made under the Takeover Code to acquire the minimum 20% of voting capital results in the public shareholding being reduced to a level below the limits specified in the listing agreement between the company and the applicable stock exchange for the purpose of listing on a continuous basis, the acquirer shall acquire only such number of equity shares under the agreement or memorandum of understanding as to maintain the minimum specified public shareholding in the company.

        The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

        The Takeover Code permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer are also required to deposit in an escrow account a percentage of the total consideration which amount will be forfeited in the event that the acquirer does not fulfill his obligations.

        Subject to certain conditions, the Takeover Code exempts certain specified acquisitions from the requirement of making a public offer, including, among others, the acquisition of equity shares (1) by allotment in a public issue or a rights issue, (2) by underwriters pursuant to an underwriting agreement and (3) by registered stockbrokers in the ordinary course of business on behalf of clients.

ADSs

Issue of ADSs

        Subject to the fulfillment of certain conditions, including compliance with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, or the 1993 Regulations, as amended from time to time, Indian companies issuing ADSs are not required to obtain the prior approval of the Ministry of Finance or the Reserve Bank of India. The 1993 Regulations are distinct from other policies described in this section relating to investments in Indian companies by foreign investors.

Fungibility of ADSs and Sponsored ADR Schemes

        In March 2001, the RBI amended the Foreign Exchange Management (Transfer or Issue of Securities by a Person Resident Outside India) Regulations, 2000 and established two alternative methods to allow equity shares to be converted into and sold as ADSs.

        First, a registered broker in India can purchase shares of an Indian company that has issued ADSs on behalf of a person resident outside India, for the purposes of converting the shares into ADSs. However, such conversion of equity shares into ADSs is possible only if the following conditions are satisfied:

  •
  the shares are purchased on a recognized stock exchange;

  •
  the shares are purchased with the permission of the custodian to the ADS offering of the Indian company and are deposited with the custodian;

  •
  the shares so purchased for conversion into ADSs do not exceed the number of shares that have been released by the custodian pursuant to conversions of ADSs into equity shares under the deposit agreement; and

  •
  the non-resident investor, broker, the custodian and the overseas depositary comply with the provisions of the 1993 Regulations and any related guidelines issued thereunder from time to time.

        Further, the RBI requires the domestic custodian to ensure compliance with the RBI guidelines, to file reports with the RBI from time to time and to perform the following functions:

  •
  monitor the reissuance of ADSs and provide a certificate to the RBI and the SEBI stating that the sectoral caps for foreign investment in the relevant company have not been breached;

  •
  monitor the total number of ADSs that have been converted into underlying shares by non-resident investors;

  •
  liaise with the company to ensure that the sectoral cap on foreign investment in the relevant company, if any, is not being breached; and

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  file a monthly report about the ADS transactions under the two-way fungibility arrangement with the RBI and the SEBI.

        By notification dated November 23, 2002, the RBI has permitted Indian companies to sponsor the issuance of ADSs through an overseas depositary against underlying shares accepted from holders of its shares in India for offering outside of India. The sponsored issue of ADSs is possible only if the following conditions are satisfied:

  •
  the facility to sell the shares should be available pari passu to all categories of shareholders;

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  the sponsoring company whose shareholders propose to divest existing shares in the overseas market through the issue of ADSs should give an option to all its shareholders indicating the number of shares to be divested and the mechanism of determining the price under the ADS norms. If the shares offered for divestment are more than the pre-specified number to be divested, the shares would be accepted from the existing shareholders in proportion to their existing shareholdings;

  •
  the offering may require the approval of FIPB for foreign equity induction through offer of existing shares under the ADS route;

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  the proposal for divestment of the shares be approved by a special resolution of the shareholders of the Indian company in a general meeting;

  •
  the proceeds of the ADR issue raised outside India shall be repatriated into India within a period of one month from the closure of the issue; and

  •
  the issue-related expenses in relation to the public issue of ADSs under this scheme is subject to a ceiling of 7% of the issue size in the case of public issues and 2% of the issue size in the case of private placements. The issue related expenses include underwriting commissions, lead managers' charges, legal expenses and reimbursable expenses. The issue expenses shall be passed on to the shareholders participating in the sponsored issue on a pro rata basis.

        The issuer is also required to furnish a report to the RBI specifying the details of the offering, including the amount raised through the offering, the number of ADSs issued, the underlying shares offered, the percentage of foreign equity in the issuer represented by the ADSs, details of issue parameters and details of repatriation within 30 days of such issue.

Transfer of ADSs and Surrender of ADSs

        A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without any permission. Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI, a person resident in India is not permitted to hold ADSs of an Indian company, except in connection with the exercise of stock options. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the deposit agreement.

Recent Development on ADS Issues

        On August 31, 2005 the Government of India amended the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme to provide a pricing floor for Global Depositary Receipt (which includes ADSs) and Foreign Currency Convertible Bond issues. Under the new regulations, the offer price of the GDSs/ADSs cannot be less than the higher of the average of the weekly high and low of the closing prices of the shares as quoted on the BSE or the NSE during (a) the six months and (b) the two weeks immediately preceding the date that is 30 days prior to the date on which the shareholder meeting was held to consider the proposed issue.

        This amendment was clarified on September 14, 2005, exempting companies issuing Global Depository Receipts (including ADSs) and Foreign Currency Convertible Bonds, who had taken "effective steps" (as defined in the said clarification) before August 31, 2005, provided they complete their issues by December 31, 2005.

FIPB Approval

        Under current Indian regulations, no prior regulatory approval is required in connection with the issue of equity shares by the company in the offering. However, we are required to obtain the approval of the Foreign Investment Promotion Board, or FIPB, in connection with the sale of equity shares by our selling shareholders in this offering. We applied to the FIPB on July 18, 2005, seeking such approval.

        By a letter dated October 5, 2005, The Under Secretary to the Government of India granted us approval to the proposal for a "Sponsored Secondary ADR Offering" against equity shares held by our existing shareholders up to a maximum of 6.5 million equity shares (including any over-allotment option) at a price to be determined by the underwriters to the offering in consultation with the Company. This approval is subject to compliance with the existing guidelines governing offerings of ADRs representing equity shares is also subject to RBI/SEBI pricing norms.

TAXATION

        Subject to the limitations and qualifications set forth under "Taxation—Indian Taxation", insofar as it summarizes Indian tax law, the following description represents the opinion of Gagrats and Nishith Desai Associates, our Indian counsel, as to the material Indian tax consequences pursuant to this offering. Subject to the limitations and qualifications set forth under "Taxation—U.S. Federal Income Tax Considerations", insofar as it summarizes United States federal income tax law, the following description represents the opinion of Hogan & Hartson L.L.P, our U.S. counsel, as to the material United States federal income tax consequences pursuant to this offering.

Indian Taxation

General

        The following summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares.

        This summary is based on the law and practice of the Indian Income-tax Act, 1961 (Income-Tax Act), including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the 1993 Regulations. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS WITH RESPECT TO INDIAN AND LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

Levy of Income Tax

        In India, tax is charged on the basis of the residential status of a person (under terms of the provisions of the Indian Income Tax Act) on his/her total income in the previous year, at the rates as specified in the Finance Act as applicable in the relevant assessment year. A period of 12 months commencing on the first day of April every year is referred to as an Assessment Year. Generally, the previous year means the financial year immediately preceding the Assessment Year.

        In general, in the case of a person who is "resident" in India in a previous year, his/her global income is subject to tax in India. In the case of a person who is "non-resident" in India, only the income, which is received or deemed to be received or the income, which accrues or is deemed to accrue or arise to such person in India is subject to tax in India. In the case of a person who is "not ordinarily resident" in India, the income chargeable to tax is the same as persons who are resident and ordinarily resident except that the income which accrues or arises outside India is not included in his total income unless it is derived from a business controlled from India.

Residence

        For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

  •
  in case of (i) a citizen of India or a person of Indian origin living abroad who visits India or (ii) a citizen of India who left India for the purpose of employment outside India in any previous year, for 182 days or more and who, within the four preceding years, has been in India for a period or periods amounting to 365 days or more.

  •
  in case of other individuals, a period or periods amounting to 182 days or more; or

  •
  in case of other individuals, 60 days or more and, if within the four preceding years he/she has been in India for a period or periods amounting to 365 days or more;

        This period of 60 days as specified above shall mean:

  •
  182 days or more, in case of a citizen of India or a person of Indian origin living abroad who visits India; or

  •
  182 days or more, in case of a citizen of India who leaves India for the purpose of employment outside India in any previous year.

        A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions

        Currently dividend income is exempt from tax for all shareholders (whether resident in India or not). However, the company declaring/distributing dividends is required to pay in addition to corporate tax, a tax on dividends distributed, called dividend distribution tax at the rate of 12.81% including a surcharge on the total amounts distributed as dividend. Additionally, the Finance Act 2004, levies an education surcharge at the rate of 2% of such tax and surcharge after which the dividend distribution tax payable would be 13.07%, Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Taxation of Capital Gains

        The following is a brief summary of capital gains taxation of non-resident holders and resident employees relating to the sale of ADSs and equity shares received upon conversion of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income Tax Act, in conjunction with the provisions of the 1993 Regulations.

        Under the Income-tax Act, capital gains can be of two types, "long term capital gain" or "short term capital gain". Normally, gains arising on the sale of capital assets held for more than 36 months are considered long term capital gains and gains arising on the sale of capital assets held for 36 months or less, are considered short term capital gains. However, gains arising from the sale of a capital asset, being shares held in a company for more than 12 months (measured from the date of advice by a depositary to a Custodian of the delivery of the shares in exchange for ADS) are considered long term capital gains. Gains arising from the sale of shares held for a period of twelve months or less are considered as short-term capital gains

        Capital gains are taxed as follows:

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  Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

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  Conversion of the ADS into the underlying shares is not taxable in India.

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  Pursuant to Section 115AC of the Income Tax Act read with the provisions of the 1993 Regulations, long term capital gains realized on sale of shares will be subject to tax at the rate of 10% excluding the applicable general surcharge and education surcharge. Where the beneficial holder of the ADS is an individual the tax shall be increased by a 10 per cent general surcharge (if the total income is in excess of Rs. 1,000,000 during the previous year) and education surcharge of 2% on tax and general surcharge. Where the beneficial holder is a company, the above amount of tax shall be increased by a 2.5% general surcharge and education cess of 2%. This tax is levied in India by withholding the tax at the above rates.

    Any income arising from the transfer of equity shares held as long-term capital asset that is subject to securities transaction tax, which is effective from October, 1 2004, shall be exempt from long-term capital gains tax.

  •
  Any income arising from the transfer of equity shares held as a short term capital asset, that is subject to securities transaction tax (effective from October, 1 2004), shall be taxed at a rate of 10% plus a general surcharge of 10% for individuals having total income in excess of Rs. 1,000,000 during the previous year or 2.5% in case of persons other than individuals, and an additional education surcharge of 2% on tax and general surcharge.

        The aforesaid tax rates with respect to capital gains may be reduced or offset as per the provisions of the double tax avoidance agreements that India has signed with the home jurisdictions of the non-resident holders.

Securities Transaction Tax

        The exemption for long term capital gains and the reduction of the rate on short term capital gains are applicable only if the sale or transfer of the equity shares takes place on a recognised stock exchange in India and the securities transaction tax or STT, is collected by the respective stock exchanges at the applicable rates on the transaction value. If a purchase or sale of equity shares which is settled by way of actual delivery or transfer of the equity share, STT will be levied at 0.075% on both the buyer and the seller of the equity share. For sales of equity shares which are otherwise settled than by way of delivery or transfer, STT will be levied at 0.015% on the seller of the equity share. The Finance Act 2005 has increased these rates from 0.075% and 0.015% to 0.1% and 0.02%, respectively. The STT can be set-off against business income tax, in accordance with the provisions of the Income-tax Act, provided the gains on the transactions are taxed as business income and not as capital gains.

Mode of Computation of Capital Gain

        Capital gains are computed by applying the appropriate tax rates on the difference between the sale price and the purchase price of the capital asset. For the purpose of determining the amount of capital gains arising from the sale of shares, converted on surrender of the ADS, the cost of acquisition of such shares shall be prevailing price of shares at the Indian Stock Exchanges, on the date on which the depositary advises the Custodian of the release of such shares on such surrender of the ADS and not the acquisition cost of the ADS being exchanged.

        According to the 1993 Regulations, a non-resident holder's holding period for the purpose of determining the applicable Indian capital gains tax rate relating to equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the custodian. However, the 1993 Regulations does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax commences for such a resident employee.

        The 1993 Regulations provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for preferential tax treatment. It is unclear as to whether section 115AC and the 1993 Regulations are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon conversion of the ADSs.

        It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% excluding the applicable general surcharge and education surcharge, in case of a foreign company, and 30%, excluding the applicable general surcharge and education surcharge, in case of resident employees at the applicable slab rate (10%, 20% or 30%, as the case may be) and increased by a general surcharge of 10% for individuals having total income in excess of Rs. 1,000,000 plus additional education surcharge of 2% on tax and general surcharge.

Withholding tax on capital gains

        Any taxable gain realized by a non-resident on the sale of ADSs or equity shares is to be withheld at the source by the buyer. However, as per the provisions of section 196D(2) of the Income-tax Act, no withholding tax is required to be deducted from any income by way of capital gains arising to Foreign Institutional Investors as defined in section 115AD of the Income-tax Act on the transfer of securities defined therein.

Buy-back of securities

        Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. We would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder.

Finance Act 2005 proposals

        The provisions of Income-tax Act are amended on an annual basis by enactment of the Finance Act in line with the Budget proposals announced by the Finance Minister of India. On February 28, 2005, the Finance Minister announced the Budget 2005 proposals by laying the Finance Bill, 2005, or the Bill, before the Parliament. These proposals have become law upon enactment of the Bill after receipt of approval from the President of India on May 13, 2005. The relevant provisions of the Finance Act 2005 have been captured in the previous sections of this document. The other relevant change brought about by the Finance Act 2005 relates to dividend distribution tax.

        As the general surcharge on domestic companies is increased to 10%. Accordingly the effective rate for dividend distribution tax stands increased to 14.025% from the previous rate of 13.07%.

Stamp Duty and Transfer Tax

        Upon issuance of the equity shares underlying our ADSs, we will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. However, in the event that a holder of ADS wishes to enforce its rights under the ADS, and bring the instrument into India for this purpose, the holder of ADS may be required to pay stamp duty on the ADS at the applicable rate. Shares must be traded in dematerialized form and the transfer of shares in dematerialized form is currently not subject to stamp duty.

Wealth Tax

        The holding of the ADSs and the holding of underlying equity shares by resident and non-resident holders is not subject to Indian wealth tax. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Gift Tax and Estate Duty

        Currently, there are no gift taxes or estate duties. However, these taxes and duties could be restored in the future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Service tax

        Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10%, excluding education surcharge of 2% on tax. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the government account.

U.S. Federal Income Tax Considerations

        The following is a discussion of certain material U.S. Federal income tax consequences of purchasing, owning and disposing of equity shares and ADSs. This discussion does not purport to be a comprehensive description of all of the U.S. tax considerations that may be relevant to a particular person's decision to acquire the equity shares or ADSs.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF EQUITY SHARES AND ADSs IN YOUR PARTICULAR SITUATION.

        This discussion applies to you only if you acquire equity shares or ADSs in this offering and you hold the equity shares or ADSs as capital assets for U.S. tax purposes (generally, for investment). This section does not apply to you if you are a member of a class of holders subject to special tax rules, including but not limited to:

  •
  a dealer in securities or currencies;

  •
  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  •
  a bank, insurance company or other financial institution;

  •
  a tax-exempt organization;

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  a holder liable for alternative minimum tax;

  •
  a holder that actually or constructively owns 10% or more by voting power or value of our stock;

  •
  a holder that holds equity shares or ADSs as part of a straddle, hedging or conversion transaction; or

  •
  a U.S. holder whose functional currency is not the U.S. Dollar.

        This section is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and other administrative guidance of the U.S. Internal Revenue Service and court decisions, all as in effect on the date hereof. These laws are subject to change or different interpretation by the U.S. Internal Revenue Service or a court, possibly on a retroactive basis.

        You are a "U.S. holder" if you are a beneficial owner of equity shares or ADSs and you are:

  •
  a citizen or resident individual of the United States;

  •
  a U.S. domestic corporation, or other entity treated as a domestic corporation for U.S. federal income tax purposes;

  •
  an estate whose income is subject to U.S. Federal income tax regardless of its source; or

  •
  a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

        In addition, this discussion is limited to U.S. holders who are not resident in India for purposes of the DTAT between the United States and India.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the equity shares or ADSs, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the equity shares or ADSs that is a partnership and partners in such a partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of the equity shares or ADSs.

        A "non-U.S. holder" is a beneficial owner of equity shares or ADSs that is not a U.S. person for U.S. Federal income tax purposes.

        For U.S. Federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

        We believe that we will not be a passive foreign investment company, or PFIC, for U.S. Federal income tax purposes for the current taxable year. However, we cannot assure you that we will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is based on the types of income we earn and the value of our assets and cannot be made until the close of the applicable tax year. If we were currently or were to become a PFIC, U.S. holders of equity shares or ADSs would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

Taxation of Dividends

        U.S. Holders.    Subject to the PFIC rules referred to below, under the U.S. Federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes). You must include the amount of any Indian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. Dividends received by an individual taxpayer during taxable years beginning before January 1, 2009 will be taxed at a maximum rate of 15%, where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a Qualified Foreign Corporation, and we believe that we are, and will continue to be, a Qualified Foreign Corporation. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

        The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. Dollar value of the Indian rupee payments made, determined at the spot Indian rupee/U.S. Dollar exchange rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. Dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the

United States for foreign tax credit limitation purposes. If we distribute non-cash property as a dividend, you generally will include in income an amount equal to the fair market value of the property, in U.S. Dollars, on the date that it is distributed. Subject to certain limitations, a U.S. holder may be entitled to a credit or deduction against its U.S. Federal income taxes for the amount of any Indian taxes that are withheld from dividend distributions made to such U.S. holders. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the U.S. holder to any foreign country or U.S. possession with respect to the applicable tax year.

        A portion of dividends received may be income from United States sources, and the remainder will be income from non-United States sources, for U.S. foreign tax credit purposes under special U.S. Federal income tax rules. Such non-U.S.-source income generally will be "passive income" or "financial services income" for taxable years beginning on or before December 31, 2006, and as "passive category income" or, in certain cases, "general category income" for taxable years beginning after December 31, 2006, which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. You should consult your own tax advisor to determine the foreign tax credit implications of owning equity shares or ADSs.

        Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the equity shares and ADSs and thereafter as capital gain.

        Non-U.S. Holders.    Dividends paid to non-U.S. holders generally will not be subject to U.S. income tax unless the dividends are "effectively connected" with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder, and will not be subject to U.S. Federal withholding tax. If you are a corporate non-U.S. holder, "effectively connected" dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

        U.S. Holders.    Subject to the PFIC rules referred to below, if you are a U.S. holder and you sell or otherwise dispose of your equity shares or ADSs, you will recognize capital gain or loss for U.S. Federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realize and your tax basis, determined in U.S. Dollars, in your equity shares or ADSs. Prior to January 1, 2009, capital gains of a non-corporate U.S. holder are generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations.

        Pursuant to recently-enacted legislation, a penalty in the amount of $10,000 in the case of a natural person and $50,000 in any other case is imposed on any taxpayer that fails to timely disclose its participation in a "reportable transaction" (as defined in Section 6011 of the Code). A taxpayer that has participated in a "reportable transaction" during the tax year must attach a disclosure statement to its U.S. Federal income tax return. A "reportable transaction" includes a transaction generating a loss under Code Section 165 in excess of certain specified amounts (which amounts vary depending on several factors, including the status of the taxpayer as an individual, trust, partnership or corporation). Investment in equity shares or ADSs could be treated as a "reportable transaction" that must be disclosed on a U.S. holder's U.S. Federal income tax return if the investment results in the taxpayer claiming a foreign currency loss on such tax return equal to or greater than the specified amount (e.g., $50,000 in the case of a taxpayer that is an individual or trust). Prospective purchasers are urged to consult their own tax advisors regarding the circumstances in which an investment in equity shares may result in a "reportable transaction" that is required to be disclosed to the IRS.

        Non-U.S. Holders.    If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your equity shares or ADSs unless:

  •
  the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis; or

  •
  you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

        In the first case, the non-U.S. holder will be taxed in the same manner as a U.S. holder. In the second case, the non-U.S. holder will be subject to U.S. Federal income tax at a rate of 30% on the amount by which such the non-U.S. holder's U.S.-source capital gains exceed such non-U.S. holder's U.S.-source capital losses.

        If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

        We believe that our equity shares and ADSs will not be treated as stock of a PFIC for U.S. federal income tax purposes for the current tax year. The determination of whether or not we are a PFIC is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value of our assets (including goodwill), both of which are subject to change. In calculating goodwill for this purpose, we will value our total assets based on the total market value, determined with reference to the then market price of the equity shares and ADSs, and will make determinations regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the market price of the equity shares and ADSs, it is subject to change. It is possible that the U.S. Internal Revenue Service may challenge our valuation of our assets (including goodwill), which may result in our being classified as a PFIC. Thus, it is possible that we may be or become a PFIC in the current or any future taxable year and we cannot assure you that we will not be considered a PFIC in any such tax year.

        In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held the equity shares or ADSs:

  •
  at least 75% of our gross income for the taxable year is passive income; or

  •
  at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

        Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), the excess of gains over losses from certain types of transactions in commodities, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, as receiving directly its proportionate share of the other corporation's income.

        If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

  •
  any gain you realize on the sale or other disposition of your equity shares or ADSs; and

  •
  any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the equity shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the equity shares or ADSs).

        Under these rules:

  •
  the gain or excess distribution will be allocated ratably over your holding period for the equity shares and ADSs;

  •
  the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

  •
  the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

  •
  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

        Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

        If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election in a timely fashion, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your equity shares and ADSs at the end of the taxable year over your adjusted basis in your equity shares and ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your equity shares and ADSs over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the equity shares and ADSs will be adjusted to reflect any such income or loss amounts.

        We do not intend to furnish you with the information that you would need in order to make a "qualified electing fund" election to include your share of its income on a current basis.

        If you own equity shares or ADSs during any year that we are a PFIC, you must file U.S. Internal Revenue Service Form 8621 that describes the distribution received on the equity shares or ADSs and the gain realized on the disposition of the equity shares or ADSs. The reduced tax rate for dividend income, discussed in "Taxation of Dividends," is not applicable to dividends paid by a PFIC.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends in respect of equity shares or ADSs or the proceeds received on the sale, exchange or redemption of equity shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. holders other than certain exempt recipients, such as corporations, and backup withholding tax at the rate of 28% may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. holder's U.S. Federal income tax returns.

        Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. holder will be allowed as credit against the U.S. holder's U.S. Federal income tax liability provided that the appropriate returns are filed.

        A Non-U.S. holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

SHARES ELIGIBLE FOR FUTURE SALE

        Sales of a substantial number of equity shares into the public market following this offering, whether on the Indian Stock Exchanges or into the United States market by conversion of outstanding equity shares into ADSs, if permitted in the future by the Government of India, or sales by existing holders of ADSs, could adversely affect the market price of our ADSs.

        Upon completion of this offering, 135,594,384 equity shares will be issued and outstanding assuming no exercise of the underwriters' option to purchase additional ADSs, including 10,250,000 equity shares represented by 5,125,000 ADSs issued in connection with this offering, and 20,161,868 equity shares represented by ADSs held by General Atlantic.

        Of the 125,344,384 equity shares issued and outstanding prior to the issuance of our ADSs, holders of approximately 87,902,500 equity shares (including shares held by (i) Mr. Narendra K. Patni and his relatives and entities controlled by him or them, (ii) Mr. Gajendra K. Patni and his relatives and entities controlled by him or them, (iii) Mr. Ashok K. Patni and his relatives and entities controlled by him or them and (iv) General Atlantic Mauritius Limited and other entities controlled by General Atlantic) have agreed with the underwriters that, without the prior written consent of the underwriters, other than the ADSs sold in this offering and the equity shares underlying such ADSs, and subject to certain other exceptions, not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, any such equity shares for a period of 180 days following the date of this prospectus. The underwriters may release such shares from the lock-up in their sole discretion at any time and without prior public announcement. See "Underwriting."

        Substantially all of the equity shares that are not subject to such lock-ups will be freely tradeable in India immediately after this offering. The ADSs sold in this offering will be freely tradeable in the United States without further restriction and registration under the Securities Act, except that any ADSs acquired by our affiliates, as that term is defined under Rule 144 under the Securities Act, may generally only be sold in the United States in compliance with the limitations of Rule 144 described below.

        In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of restricted securities from us or any of our affiliates, the purchaser or subsequent holder of restricted securities is entitled to sell within any three-month period, subject to compliance with manner of sale and a notice requirements of Rule 144, a number of securities that does not exceed the greater of:

  •
  1% of our then outstanding equity shares (including equity shares represented by ADSs); or

  •
  the average weekly trading volume of our equity shares (including in trades in the form of ADSs) on all national exchanges and/or reported through automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by our affiliates of any securities are subject to these same volume limitations so long as they remain "affiliates" of ours. General Atlantic is an affiliate of ours, and the 20,161,868 ADSs held by General Atlantic are "restricted securities" for purposes of Rule 144. As the one year holding period has been satisfied with respect to these ADSs, upon termination of the underwriters' lock-up, these ADSs may be sold pursuant to Rule 144 or pursuant to a registration statement covering such ADSs as provided in the registration rights agreement described under "Related Party Transactions—Registration Rights Agreement."

        Offshore transactions are not subject to the requirements of Rule 144.

        Sales of substantial amounts of equity shares, or the availability of such shares for sale, could adversely affect the market price of our ADSs.

        As of September 30, 2005, options to purchase 4,822,222 equity shares were outstanding. As of December 1, 2005, approximately 1,381,638 shares issuable upon the exercise of vested stock options will become eligible for sale on the Indian Stock Exchanges, if such options are exercised.

UNDERWRITING

        The company, the selling shareholders, and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., Merrill Lynch, Pierce, Fenner & Smith Incorporated and ABN AMRO Rothschild LLC, are the representatives of the underwriters.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.	2,750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,406,250
ABN AMRO Rothschild LLC	1,031,250
Jefferies & Company, Inc.	343,750
Macquarie Bank Limited	343,750

Total	6,875,000

        The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

        If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,031,250 ADSs from the company to cover such sales. They may exercise that option for 30 days from the date of the underwriting agreement. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

        The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,031,250 additional ADSs.

Paid by the Company	No Exercise	Full Exercise
Per ADS	$1.0170	$1.0170
Total	$5,212,125.00	$6,260,906.25
Paid by the Selling Shareholders	No Exercise
Per ADS	$1.0170
Total	$1,779,750.00

        ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $0.6102 per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.1000 per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        Each of the company and certain other persons described below have agreed with the underwriters, subject to certain exceptions, not to, nor announce its intention to, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any equity shares of the company, or any securities convertible into, exchangeable for or that represent the right to receive equity shares of the company, including any depositary receipts representing equity shares of the company, whether owned at the time of such agreement or thereafter acquired, whether directly owned or with respect to which such parties have beneficial ownership within the rules and regulations of the SEC, during the period from the date of such agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. In addition, the company has agreed not to, nor announce its intention to, file or cause to be declared effective a registration statement under the Securities Act relating to any equity shares of the company, or any security convertible into, exchangeable for or that represents the right to receive equity shares of the company, without the prior written consent of the representatives. The other persons have also agreed not to, without the prior written consent of the representatives, make any demand for or exercise any right with respect to, the registration of any equity shares of the company, or any security convertible into, exchangeable for or that represents the right to receive equity shares of the company. The other persons that have agreed to the foregoing restriction comprise the following: (i) Mr. Narendra K. Patni and his relatives and entities controlled by him or them, (ii) Mr. Gajendra K. Patni and his relatives and entities controlled by him or them, (iii) Mr. Ashok K. Patni and his relatives and entities controlled by him or them and (vi) General Atlantic Mauritius Limited.

        Unless waived in writing by the representatives, the 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company releases earnings results or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event.

        This agreement does not apply to ADSs sold in this offering and the equity shares underlying such ADSs, or to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the equity shares or the ADSs in the United States. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be the prevailing market prices for the company's equity shares on the Indian Stock Exchanges, the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        The ADSs have been approved for listing on the New York Stock Exchange under the symbol "PTI". In order to meet one of the requirements for listing the ADSs on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders. The New York Stock Exchange is one of the company's financial services clients.

        In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may, at the discretion of the representatives, be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        A prospectus in electronic format may be made available on the websites maintained by one or more of Goldman Sachs (Asia) L.L.C., Merrill Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO Rothschild LLC, Jefferies & Company, Inc. and Macquarie Bank Limited, and may also be made available on websites maintained by other underwriters or securities dealers. The representatives of the underwriters may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations.

        Each of the underwriters has represented and agreed that:

          (a)   it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) ("FSMA") except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority ("FSA");

          (b)   It has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 12 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(6) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

          (c)   it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than E43,000,000 and (3) an annual net turnover of more than E50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression "offer of shares to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The ADSs may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs or the equity shares may not be circulated or distributed, nor may the ADSs or the equity shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs or the equity shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs or equity shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        Other than to mutual funds in India in compliance with Indian laws, no prospectus may be distributed directly or indirectly in India to the residents of India and the underwriters may not offer or sell, directly or indirectly, any ADSs in India to, or for the account or benefit of, any resident in India.

        The company has been advised that Macquarie Bank Limited expects to make offers and sales through its registered broker-dealer affiliate, Macquarie Securities (USA) Inc.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

        An affiliate of one of the underwriters, ABN AMRO Rothschild, is a customer of the company and currently among the company's top 10 clients.

        The company and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

        The representatives of the underwriters may be contacted at the following addresses: Goldman Sachs (Asia) L.L.C., 68/F Cheung Kong Center, 2 Queen's Road, Central, Hong Kong; Merrill Lynch, Pierce, Fenner and Smith Incorporated, 4 World Financial Center, 250 Veasy Street, New York, New York 10080; and ABN AMRO Rothschild LLC, 55 East 52nd Street, New York, New York, 10055.

LEGAL MATTERS

        Certain United States legal matters will be passed upon for us by Hogan & Hartson LLP. The validity of the equity shares represented by the ADSs offered hereby will be passed upon by Gagrats, Mumbai, India, and Nishith Desai Associates, Mumbai, India, Indian counsel for Patni Computer Systems Limited. Certain United States legal matters will be passed upon on behalf of the underwriters by Jones Day and certain legal matters as to Indian law will be passed upon for the underwriters by P&A Law Offices, New Delhi, India. Hogan & Hartson LLP may rely upon Gagrats and Nishith Desai Associates with respect to matters governed by Indian law.

EXPERTS

        The consolidated financial statements of Patni Computer Systems Limited as of December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, have been included herein in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements for Cymbal Corporation for the year ended June 30, 2004 have been included herein in reliance upon the report of The Chugh Firm, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

REPORTS TO OUR SECURITY HOLDERS

        Upon consummation of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. As a result, we will be required to file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the SEC. We have further agreed to submit to the SEC quarterly reports on Form 6-K which will include unaudited quarterly financial information, for the first three quarters of each fiscal year, in addition to our annual report on Form 20-F which will include audited annual financial information. All of these quarterly and annual financial statements will be prepared in accordance with U.S. GAAP. These reports and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the SEC at:

  Public Reference Room
  100 F Street, N.E.
  Room 1580
  Washington, D.C. 20549

        The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

        Upon approval of the ADSs for listing on the New York Stock Exchange, our periodic reports and other information may also be inspected at the offices of the exchange located at 20 Broad Street, New York, New York 10005.

        As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

        We will furnish the depositary referred to under "Description of American Depositary Shares" with annual reports, which will include annual audited consolidated financial statements prepared in accordance with U.S. GAAP, and quarterly reports, which will include unaudited quarterly consolidated financial information prepared in accordance with U.S. GAAP. The depositary has agreed with us that upon our written request it will promptly mail these reports to all registered holders of ADSs. We will also furnish to the depositary all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. Upon our written request, the depositary will arrange for the mailing of these documents to record holders of ADSs.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-1, which includes amendments, exhibits, schedules and supplements, under the Securities Act of 1933, as amended, and the rules and regulations of the SEC, for the registration of the ADSs and underlying equity shares offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, part of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the SEC. A related registration statement on Form F-6 has also been filed to register our ADSs as represented by the ADRs. For further information with respect to our company and the ADSs offered by this prospectus, please refer to the registration statement. In addition, wherever a reference is made in this prospectus to a contract or other document of our company, please be aware that such reference is not necessarily complete and that you should refer to the exhibits and schedules that are part of the registration statement for a copy of the contract or other document.

EXPENSES OF THE ISSUE

        We estimate that our expenses for this offering, excluding underwriting commissions and discounts, will be as follows:

Amount
SEC registration fee	$20,000
NASD filing fee	17,000
NYSE listing fee and expenses	150,000
Printing and courier costs	550,000
Legal fees	1,365,000
Accounting fees	263,000
Miscellaneous	285,000

INDEX TO FINANCIAL STATEMENTS

PATNI COMPUTER SYSTEMS LIMITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-3
Consolidated Statements of Income for the years ended December 31, 2002, 2003 and 2004	F-4
Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2002, 2003 and 2004	F-5–F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004	F-8–F-9
Notes to the Consolidated Financial Statements	F-10–F-49
CYMBAL CORPORATION AND SUBSIDIARIES
Independent Auditor's Report	F-51
Consolidated Balance Sheet	F-52
Consolidated Statement of Income	F-53
Consolidated Statement of Changes in Stockholders' Equity	F-54
Consolidated Statement of Cash Flows	F-55
Notes to Consolidated Financial Statements	F-56–F-67
Schedule 1—Statement of Cost of Sale	F-68
Schedule 2—Statement of Selling and Marketing Expenses	F-69
Schedule 3—Statement of General and Administrative Expenses	F-70
PATNI COMPUTER SYSTEMS LIMITED UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-72
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2004 and September 30, 2005	F-73
Unaudited Condensed Consolidated Statements of Income for the nine months ended September 30, 2004 and 2005	F-74
Unaudited Condensed Consolidated Statements of Shareholders' Equity and Comprehensive Income for the nine months ended September 30, 2004 and 2005	F-75
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2004 and 2005	F-76
Notes to the Unaudited Condensed Consolidated Financial Statements	F-77–F-86

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Patni Computer Systems Limited

              We have audited the accompanying consolidated balance sheets of Patni Computer Systems Limited and subsidiaries ('the Company') as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patni Computer Systems Limited and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

              As discussed in note 3, the Company has restated its 2002, 2003 and 2004 consolidated financial statements.

KPMG

Mumbai, India

January 31, 2005, except as to note 3 which is as of November 1, 2005

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED BALANCE SHEETS

	As at
	December 31, 2003	December 31, 2004
	(Restated)	(Restated)
Assets
Current assets
Cash and cash equivalents	$47,939,550	$77,143,498
Investments in liquid mutual fund units	22,539,753	55,372,919
Investment in securities	26,704,810	30,249,800
Accounts receivable, net	30,610,414	45,721,964
Accounts receivable, net from a significant shareholder	26,004,302	26,282,949
Costs and estimated earnings in excess of billings on uncompleted contracts	5,827,345	15,233,440
Deferred income taxes	5,450,560	5,951,315
Other current assets	5,829,569	10,575,425

Total current assets	170,906,303	266,531,310

Deferred income taxes	3,198,002	—
Other assets	3,201,358	5,987,387
Property, plant and equipment, net	41,505,305	55,074,565
Intangible assets, net	780,499	11,987,830
Goodwill	2,594,374	24,677,771

Total assets	$222,185,841	$364,258,863

Liabilities and shareholders' equity
Current liabilities
Capital lease obligation	$182,470	$266,242
Trade accounts payable	1,986,378	3,673,205
Billings in excess of costs and estimated earnings on uncompleted contracts	2,100,982	2,846,346
Income taxes payable	4,887,715	2,501,065
Deferred income taxes	—	115,659
Accrued expenses	15,213,627	20,779,367
Other current liabilities	13,661,117	16,531,146

Total current liabilities	38,032,289	46,713,030

Capital lease obligations excluding current instalments	357,448	390,586
Other liabilities	11,133,009	14,099,315
Deferred income taxes	2,669,160	4,562,135

Total liabilities	52,191,906	65,765,066

Shareholders' Equity
Common shares Rs. 2 par value; Authorized 250,000,000 shares (Issued and outstanding; 111,420,849 shares and 124,997,009 shares as of December 31, 2003 and 2004 respectively).	4,942,505	5,542,301
Additional paid-in capital	116,722,000	180,906,859
Retained earnings	49,854,774	103,446,183
Accumulated other comprehensive income/(loss)	(1,525,344)	8,598,454

Total Shareholders' Equity	169,993,935	298,493,797

Total liabilities and Shareholders' Equity	$222,185,841	$364,258,863

See accompanying notes to the consolidated financial statements.

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2002	2003	2004
	(Restated)	(Restated)	(Restated)
Revenues	$92,416,070	$147,641,306	$223,141,113
Revenue from a significant shareholder	95,857,692	103,402,102	103,440,511
Cost of revenues	106,702,438	155,181,636	199,950,947

Gross profit	81,571,324	95,861,772	126,630,677
Selling, general and administrative expenses	37,784,852	49,759,953	60,699,901
Provision for doubtful debts and advances	1,747,877	305,201	495,618
Foreign exchange (gain)/loss, net	(317,457)	(171,574)	2,081,800

Operating income	42,356,052	45,968,192	63,353,358
Other income/(expense)
Interest and dividend income	705,624	1,573,522	4,222,853
Interest expense	(750,886)	(257,201)	(322,137)
Gain on sale of investments, net	390,869	1,278,018	144,482
Other income/(expense), net	(86,958)	(93,348)	(1,818,846)
Change in fair value of put option	—	1,186,160	—

Income before income taxes	42,614,701	49,655,343	65,579,710
Income taxes	7,859,360	7,432,914	8,926,750

Income before cumulative effect of a change in accounting principle	$34,755,341	$42,222,429	$56,652,960
Cumulative effect on prior years (to June 30, 2003) of change in accounting principle due to adoption of SFAS 150 (net of income taxes of $Nil)	—	3,273,960	—

Net income	$34,755,341	$45,496,389	$56,652,960

Earnings per share
Income before cumulative effect of a change in accounting principle (Basic and Diluted)	$0.25	$0.38	$0.46
Cumulative effect of a change in accounting principle (Basic and Diluted)	—	0.03	—
Net Income (Basic and Diluted)	$0.25	$0.41	$0.46
Weighted average number of common shares used in computing earnings per share
Basic	99,059,168	111,420,849	123,066,042
Diluted	99,059,168	111,420,849	124,084,992

See accompanying notes to the consolidated financial statements.

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(Restated)

						(in $ except share data)
	Common shares
			Additional Paid-In- Capital	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income	Shareholders Equity
	Shares	Par value
Balance as at January 1, 2002	84,375,000	$2,883,160	$557,438	$59,424,104		$(8,102,390)	$54,762,312
Prior period adjustment (refer note 3.1.2)				$(1,241,315)			$(1,241,315)

Balance as at January 1, 2002 (restated)	84,375,000	2,883,160	557,438	58,182,789		(8,102,390)	53,520,997
Cash dividend on common shares				$(850,173)			$(850,173)
Accretion of redeemable common shares				$(9,752,506)			$(9,752,506)
Reclassification of redeemable common shares sold by promoter shareholders subject to a put	(14,103,680)	(376,098)		(39,496,678)			(39,872,776)
Reclassification of redeemable common shares acquired by promoter shareholders not subject to a put	2,108,802	14,059	5,947,775				5,961,834
Distribution to promoter shareholders on acquisition of Patni Computer Systems Inc.				(30,746,250)			(30,746,250)
Acquisition and retirement of common shares from promoter shareholders	(2,476,019)	(264,485)		(6,735,515)			(7,000,000)
Comprehensive income
Net income				34,755,341	34,755,341		34,755,341
Other comprehensive income:
Translation adjustment					607,266		607,266
Unrealised gain on investments, net of tax of $263,068					542,842		542,842
Minimum pension liability, net of tax of $9,676					(165,850)		(165,850)

Comprehensive income					35,739,599	984,258

Balance as at December 31, 2002	69,904,103	$2,256,636	$6,505,213	$5,357,008		$(7,118,132)	$7,000,725

See accompanying notes to the consolidated financial statements.

						(in $ except share data)
	Common shares
			Additional Paid-In- Capital		Comprehensive Income	Accumulated Other Comprehensive Income
	Shares	Par value		Retained Earnings			Shareholders Equity
Balance as at December 31, 2002	69,904,103	$2,256,636	$6,505,213	$5,357,008		$(7,118,132)	$7,000,725
Cash dividend on common shares				(998,623)			(998,623)
Stock Dividend		1,016,861	(1,016,861)
Reclassification of redeemable common shares in accordance with SFAS No. 150	41,516,746	1,669,008	115,703,768				117,372,776
Transition adjustment in accordance with SFAS No. 150
For net carrying amount of put option (Note 3)			(4,470,120)				(4,470,120)
Comprehensive income
Net income				45,496,389	45,496,389		45,496,389
Other comprehensive income:
Translation adjustment					6,456,104		6,456,104
Unrealised loss on investments,net of tax of $204,656					(356,228)		(356,228)
Minimum pension liability, net of tax of $338,425					(507,088)		(507,088)

Comprehensive income					51,089,177	5,592,788

Balance as at December 31, 2003	111,420,849	$4,942,505	$116,722,000	$49,854,774		$(1,525,344)	$169,993,935

See accompanying notes to the consolidated financial statements.

						(in $ except share data)
	Common shares
			Additional Paid-In- Capital		Comprehensive Income	Accumulated Other Comprehensive Income
	Shares	Par value		Retained Earnings			Shareholders Equity

Balance as at December 31, 2003	111,420,849	$4,942,505	$116,722,000	$49,854,774		$(1,525,344)	$169,993,935
Common shares issued through an Initial Public Offering, net of expenses	13,415,200	592,675	63,675,676				64,268,351
Issuance of equity shares on exercise of options	160,960	7,121	509,183				516,304
Cash dividend on common shares				(3,061,551)			(3,061,551)
Comprehensive income
Net income				56,652,960	56,652,960		56,652,960
Other comprehensive income:
Translation adjustment					9,549,971		9,549,971
Unrealised gain on investments, net of tax of $142,362					241,535		241,535
Minimum pension liability, net of tax of $153,253					332,292		332,292

Comprehensive income					66,776,758	10,123,798

Balance as at December 31, 2004	124,997,009	5,542,301	180,906,859	103,446,183		8,598,454	298,493,797

See accompanying notes to the consolidated financial statements.

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2002	2003	2004
	(Restated)	(Restated)	(Restated)
Operating activities
Net income	$34,755,341	$45,496,389	$56,652,960
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	6,457,986	9,127,418	11,543,775
Deferred taxes	(2,567,583)	(1,271,487)	187,304
Provision for doubtful debts and advances	1,747,877	305,201	495,618
Cumulative effect of a change in accounting principle	—	(3,273,960)	—
Others	(394,614)	(1,281,843)	1,474,292
Change in fair value of put option	—	(1,186,160)	—
Changes in assets and liabilities
Accounts receivable	(14,735,721)	(9,580,494)	(10,400,590)
Costs and estimated earnings in excess of billings on uncompleted contracts	(613,226)	(2,558,554)	(5,032,911)
Other current assets	7,238,362	(3,800,150)	(3,445,375)
Other assets	(770,509)	(292,911)	(2,714,988)
Trade accounts payable	447,496	200,994	18,445
Billings in excess of costs and estimated earnings on uncompleted contracts	1,095,958	692,262	634,645
Taxes payable	6,298,724	(1,147,543)	(3,706,993)
Accrued expenses	4,219,751	2,638,374	(569,178)
Other current liabilities	3,705,620	3,602,235	1,647,144
Other liabilities	3,273,531	3,712,206	2,901,185

Net cash provided by operating activities	$50,158,993	$41,381,977	$49,685,333

Investing activities
Purchase of property, plant and equipment	(12,848,621)	(14,014,277)	(22,851,274)
Proceeds from sales of property, plant and equipment	17,619	70,105	509,570
Purchase of investment securities	(62,650,383)	(84,218,119)	(68,507,215)
Proceeds from sale of investment securities	29,245,538	95,256,878	67,149,337
Purchase of investments in liquid mutual fund units	(13,453,068)	(69,622,903)	(187,094,707)
Proceeds from sale of investments in liquid mutual fund units	13,576,994	47,478,842	156,499,620
Payments for acquisition, net of cash acquired	—	(3,038,154)	(32,450,060)

Net cash used in investing activities	$(46,111,921)	$(28,087,628)	$(86,744,729)

See accompanying notes to the consolidated financial statements.

	Year ended December 31,
	2002	2003	2004
	(Restated)	(Restated)	(Restated)
Financing activities
Repayment of short-term borrowings from banks, net	(5,761,281)	—	—
Proceeds from capital lease obligations incurred	298,890	272,016	390,561
Capital lease obligations repaid	(2,165,070)	(166,479)	(301,474)
Repayment of long term debt	(5,942,383)	—	—
Dividend on common shares	(850,173)	(998,623)	(4,082,647)
Proceeds from issuance of redeemable common shares, net	55,535,250	—	—
Repurchase of common shares from promoter shareholders	(7,000,000)	—	—
Distribution to promoter shareholders on acquisition of Patni Computer Systems Inc.	(30,746,250)	—	—
Proceeds from common shares issued, net of expenses	—	—	64,784,655

Net cash provided by/(used in) financing activities	$3,368,983	$(893,086)	$60,791,095

Effect of exchange rates changes on cash and cash equivalents	(270,434)	2,737,437	5,472,249
Net increase in cash and cash equivalents	7,416,055	12,401,263	23,731,699
Cash and cash equivalents at the beginning of the period	25,655,229	32,800,850	47,939,550

Cash and cash equivalents at end of the period	$32,800,850	$47,939,550	$77,143,498

Supplemental disclosure of cash flow information
Interest paid	$581,018	$36,295	$35,152

Income taxes paid	$3,751,080	$9,741,716	$12,536,145

Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	$369,425	$275,080	$393,184
Stock dividend	—	$1,016,861	—

See accompanying notes to the consolidated financial statements.

PATNI COMPUTER SYSTEMS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1            Organization and nature of business

1.1.1
Patni Computer Systems Limited ("Patni") is a company incorporated in India under the Indian Companies Act, 1956. On September 18, 2003, Patni converted itself from a private limited company into a public limited company and changed its name from Patni Computer Systems (P) Limited to Patni Computer Systems Limited. In February 2004, Patni completed initial public offering of its equity shares in India.

1.1.2
Patni Computers Systems (UK) Limited ("PatniUK", a company incorporated in UK) and Patni Computer Systems GmbH ("Patni GmbH", a company incorporated in Germany) are 100% subsidiaries of Patni. Patni Computer Systems, Inc. ("Patni USA" formerly known as Data Conversion Inc "DCI"), is a company incorporated in Massachusetts, USA. In September 2002, Patni acquired the remaining 75% in Patni USA from its controlling shareholders, Patni family. Prior to its acquisition of Patni USA, the financial statements were presented on a combined basis, as Patni and Patni USA were entities under common control. In April 2003, Patni USA acquired 100% equity in The Reference Inc. ("TRI") a company incorporated in Massachusetts, USA for consideration in cash. On November 3, 2004, Patni USA, acquired 100% equity in Cymbal Corporation ("Cymbal") a company incorporated in California, USA, together with its subsidiaries in India, UK & Thailand, for consideration in cash. Further, Patni also has foreign branch offices in USA, Japan, Sweden and Australia.

1.1.3
Patni together with its subsidiaries (collectively, "Patni Group" or "the Company") is engaged in IT consulting, software development and Business Process Outsourcing ("BPO"). The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, telecommunications services, manufacturing, and technology services (comprising independent software vendors and product engineering) and other industries such as energy and utilities, retail, logistics and transportation, and media and entertainment. The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

1.1.4
These financial statements are prepared on a consolidated basis for all the years presented. As previously mentioned, Patni acquired the remaining 75% in Patni USA in September 2002. The initial 25% was acquired in October 2000. All these acquisition transactions over and above the book value of the net assets acquired were reflected as distribution to the shareholders with a corresponding charge to the retained earnings.

2            Summary of significant accounting policies

    Basis of preparation of financial statements

2.1.1
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

    Principles of consolidation

2.1.2
The consolidated financial statements include the financial statements of Patni and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee. In addition, the Company will consolidate any Variable Interest Entity if it is determined to be a primary beneficiary in accordance with FASB interpretation 46(R), "Consolidation of Variable Interest Entities".

    Accounting estimates

2.1.3
The preparation of financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.

    Revenue and cost recognition

2.1.4
The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, the sales price is fixed or determinable and collectibility is reasonably assured. Software services are provided either on a fixed price, fixed time frame or on a time and material basis. Revenue with respect to time-and-material contracts is recognized as related services are performed. The Company's fixed price contracts include application maintenance and support services, on which revenue is recognized on a straight line basis over the term of maintenance Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis. In measuring the progress towards completion, the Company has used input (costs expended) method as there is a direct relationship between input and productivity. Guidance has been drawn from paragraph 95 of Statement of Position ("SOP") 97-2, "Software Revenue Recognition" to account for revenue from fixed price arrangements for software development and related services in conformity with SOP-81-1.

The
input method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity.

2.1.5
The asset, "Cost and estimated earnings in excess of billings on uncompleted contracts", represents revenues recognized in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts", represents billings in excess of revenues recognized.

2.1.6
Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the periods that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

2.1.7
Warranty costs on sale of services are accrued based on managements' estimates and historical data at the time related revenues are recorded.

2.1.8
The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The discounts can be utilized by the customer in the form of free services.

The
Company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the free services that will be delivered in the future. The amount of revenue to be allocated to the free services is based on the relative fair value of the free services.

The
Company reports revenues net of discounts offered to customers. In accounting for the above volume discounts, guidance has been obtained from EITF 00-22 "Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future" and EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". Accordingly, these volume discounts have been recorded based on estimate of the total number of customers that will ultimately earn these discounts as it is believed that, based on historical experience, reliable estimates can be made of the estimated amount of revenues from a particular customer in the specified period.

Reimbursement
of out of pocket expenses received from customers have been included as part of revenues in accordance with EITF 01-14 "Income Statement Characterization of Reimbursements Received for "Out of Pocket' Expenses Incurred".

2.1.9
Revenue from BPO is recognised on proportionate performance method.

    Advertising cost

2.1.10
Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was $0.4 million, $0.7 million and $1 million for the years ended December, 31, 2002, 2003 and 2004.

    Cash and cash equivalents

2.1.11
The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks.

    Investments

2.1.12
Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. At December 31, 2003 and 2004, all investment securities were classified as available-for-sale and consisted of units of mutual funds.

2.1.13
Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of other comprehensive income in the statement of shareholders' equity and comprehensive income. Realized gains and losses, and decline in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of income. The cost of securities sold or disposed is determined on "first in first out" basis.

    Business combinations, goodwill and intangible assets

2.1.14
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must be recognized and reported separately from goodwill. In accordance with SFAS No. 142, all assets and liabilities of the acquired businesses including goodwill are assigned to reporting units.

2.1.15
On the date of adoption of SFAS No. 142, the Company did not have any goodwill or intangible assets.

2.1.16
Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

2.1.17
Intangible assets are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer related intangibles and are being amortized over a period 10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.1.18
Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

    Property, plant and equipment

2.1.19
Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains and losses on disposals are included in the consolidated statements of income at amounts equal to the difference between the net book value of the disposed assets and the net proceeds received upon disposal. Expenditures for replacements and improvements are capitalized, whereas the cost of maintenance and repairs is charged to income when incurred.

2.1.20
Property, plant and equipment are depreciated over the estimated useful life of the asset using the straight-line method, once the asset is ready for its intended use. The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software. The estimated useful lives of assets are as follows:

Buildings	40 years
Leasehold premises and improvements	Over the lease period or the useful lives of the assets, whichever is shorter
Computer—Hardware and software and other service equipments	3 years
Furniture and fixtures	3–8 years
Other equipment	3–8 years
Vehicles	4–5 years

    Impairment of long-lived assets and long-lived assets to be disposed

2.1.21
Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever an event or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

    Functional and Foreign currency translation

2.1.22
The functional currency of Patni and its branches in the US, Japan, Sweden and Australia is the Indian Rupee. The functional currencies of Patni's subsidiaries are the applicable local currencies.

2.1.23
The accompanying consolidated financial statements are reported in US Dollars. The translation is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using an appropriate monthly weighted average exchange rate for the respective periods. In respect of subsidiaries the respective functional currencies are first translated into Indian Rupees and then into US Dollars. The gains or losses resulting from such translation are reported in other comprehensive income in the statement of shareholders' equity and comprehensive income.

    Foreign currency transactions

2.1.24
Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Transaction gain or loss arising from change in exchange rates between the date of transaction and period end exchange rates are included in the consolidated statements of income.

    Income taxes

2.1.25
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for tax benefits of which future realisation is not more likely than not.

    Concentration of credit risk

2.1.26
Financial instruments that potentially subject Patni to concentration of credit risks consist principally of cash, cash equivalents, investments and accounts receivables. Cash and cash equivalents are invested with corporations, financial institutions and banks with investment grade credit ratings. To reduce credit risk, investments are made in a diversified portfolio of mutual funds, which are periodically reviewed. To reduce its credit risk on accounts receivables, Patni performs ongoing credit evaluations of customers.

    Retirement benefits to employees

2.1.27
Contributions to defined contribution plans are charged to income in the period in which they accrue. Current services costs for defined benefit plans are accrued in the period to which they relate, based on actuarial valuation performed by an independent actuary in accordance with SFAS No. 87, "Employers' Accounting for Pensions". Prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

    Stock-based compensation

2.1.28
The Company uses the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretation including FASB interpretation 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25", issued in March 2000, to account for its employee stock based compensation plans. Under this method, compensation expense is recorded on the date of the grant, only if the current fair value of the underlying stock exceeds the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", an amendment of FASB Statement No. 123. All stock options issued to date have been accounted for as fixed awards.

2.1.29
Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

	Year ended December 31,
	2002	2003	2004
	(Restated)	(Restated)	(Restated)
Net income, as reported	$34,755,341	$45,496,389	$56,652,960
Add: Stock based employee compensation expense included in reported income	—	—	—
Less: Stock based employee compensation expense determined under fair value based method, net of tax effects	—	158,232	1,253,513
Pro forma net income	$34,755,341	$45,338,157	$55,399,447
Reported earnings per share
Basic	$0.25	$0.41	$0.46
Diluted	$0.25	$0.41	$0.46
Pro forma earnings per share
Basic	$0.25	$0.41	$0.45
Diluted	$0.25	$0.41	$0.45
2.1.30
The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.

	Year ended December 31,
	2002	2003	2004
Dividend yield	—	0.41%	0.34%–0.72%
Expected life	—	2–5 years	2–5 years
Risk free interest rates	—	4.75%–4.9%	5.16%–6.46%
Volatility	—	0%	43%–65%
2.1.31
For the year ended December 31, 2003, since the Company was a non-public entity, it has used the minimum value method in estimating the fair value of options.

    Dividends

2.1.32
Dividends on common shares are recorded as a liability on the date of declaration by the shareholders at the Annual General Meeting.

    Derivatives and hedge accounting

2.1.33
The Company enters into forward foreign exchange contracts where the counter party is a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on inter-company transactions and forecasted transactions denominated in foreign currencies. Though forward contracts were effective as hedges from an economic perspective, the Company had not previously designated these forward contracts as hedges of underlying transactions.

2.1.34
During May 2004, the Company re-evaluated its risk management program and hedging strategies in respect of forecasted transactions. Effective May 2004, upon completion of the formal documentation and testing for effectiveness, the Company has designated certain forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in fair values of designated cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognised in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period. The Company assesses hedge effectiveness based on overall changes in the fair value of the derivatives.

2.1.35
In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will, prospectively, discontinue hedge accounting with respect to that derivative.

    Earnings per share

2.1.36
In accordance with SFAS No. 128, "Earnings per Share", basic earnings per share is computed using the weighted average number of common and redeemable common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and redeemable common shares and dilutive common equivalent shares outstanding during the period using the treasury stock method for options except where the result would be anti-dilutive.

    Reclassifications

2.1.37
Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

    Commitments and Contingencies

2.1.38
Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

    Recently Issued Accounting Standards

2.1.39
Recently, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" requiring companies to change accounting policies to record the fair value of stock options issued to employees as an expense. Currently, the Company does not deduct the expense of stock option grant from its income statement based on the fair value method as the Company has adopted pro-forma disclosure provisions of SFAS No. 123 "Accounting for Stock based Compensation". The Company is required to adopt SFAS No. 123R from January 1, 2006. The Company is evaluating the impact of this standard on the existing grant of employee stock options and future grants, if any. At December 31, 2004, unamortised costs determined based on the fair value approach described in SFAS No. 123 amount to $6,432,374.

3            Restatement

3.1.1
Prior to adoption of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", on July 1, 2003, the Company determined that the put option available to two investors (see notes 15 and 16) was subject to the provisions of EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, the Issuer's Own Stock." The Company determined that the written put option met the criteria for equity classification in EITF 00-19; however, exercise of the put option would require the Company to deliver cash as part of physical settlement. Accordingly, an amount equal to the cash redemption amount for shares held by these two investors was transferred to temporary equity. In its previously issued consolidated financial statements as of and for the year ended December 31, 2003 and 2004, the Company continued to account for the put option in this manner after adoption of SFAS No. 150, as a result of incorrectly applying provisions of SFAS No. 150.

  The Company has determined that the put option held by the two investors was required to be classified as a liability upon adoption of SFAS No. 150 on July 1, 2003. Pursuant to the guidance in SFAS No. 150, the put option liability is recorded at its fair value at each reporting period with changes in fair value reported in earnings. Accordingly, the previously issued consolidated financial statements as of and for the year ended December 31, 2003 and 2004 have been restated to account for the put option in accordance with SFAS No. 150.

  The following adjustments were recorded in the restated consolidated financial statements to apply the provisions of SFAS No. 150: the $123,499,996 amount presented as redeemable common shares on December 31, 2003 was reclassified to additional paid-in-capital ($115,703,768), common shares ($1,941,346) and retained earnings ($5,854,882), a $1,196,160 liability was recorded for the put option based on its fair value at

  July 1, 2003, a $4,470,120 reduction of additional paid-in-capital was recorded based on the fair value of the put option upon its issuance in September 2002, and the $3,273,960 difference between the put option's fair value upon adoption of SFAS No. 150 and its fair value at issuance was recorded in the restated consolidated income statement as the cumulative effect of a change in accounting principle. At December 31, 2003, the put option liability has been recorded at its fair value of $10,000 and the reduction in the liability balance from July 1, 2003 through December 31, 2003 of $1,186,160 is classified in the 2003 restated consolidated statement of income.

3.1.2
In connection with an ongoing review of certain tax aspects relating to its international operations by the tax authorities, the Company has reassessed its obligations for payroll and related taxes for the years ended December 31, 2002, December 31, 2003 and December 31, 2004. This reassessment related primarily to certain wages paid, and short-term fringe benefits given, to the Company's employees when working outside of India. Based on information gained from this reassessment and consultation with its advisors, the Company has determined that it is probable that payroll and related tax obligations have been incurred and a loss or a range of loss can be reasonably estimated for these items in accordance with SFAS No. 5, "Accounting for Contingencies". Additionally, the Company has estimated its liability for related tax consequences at amounts based on applicable tax rules. As a result of the above, the Company has restated its financial statements for the years ended December 31, 2002, 2003 and 2004 to include payroll and related taxes of $1,652,163, $1,308,947 and $1,439,240 (included under "cost of revenues"), other related expenses with respect to delayed payments of $171,578, $220,906, and $284,863 (included under "interest expense") and $162,291, $256,922, and $359,356 (included under "other income/(expense) net") respectively. As a result of the above adjustments, deferred tax benefit (included under "income taxes") of $729,496, $611,941, and $548,962 have also been recognized for the years ended December 31, 2002, December 31, 2003 and December 31, 2004, respectively. The cumulative impact of similar adjustments on retained earnings relating to prior periods amounting to $1,241,315 has been recorded as a prior period adjustment in the statement of shareholders' equity and comprehensive income. Estimates of the above amounts could change due to change in circumstance or as additional information becomes available.

3.1.3
The following table summarizes the effect of restatements referred to in 3.1.1 and 3.1.2 above:

	Year ended December 31, 2002
	As reported	Impact of (3.1.1)	Impact of (3.1.2)	Restated
Consolidated Statements of Income
Cost of revenues	$105,050,275	—	$1,652,163	$106,702,438
Interest expense	(579,308)	—	(171,578)	(750,886)
Other (expense)/income, net	75,333	—	(162,291)	(86,958)
Change in fair value of put option	—	—	—	—
Income taxes	8,588,856	—	(729,496)	7,859,360
Cumulative effect of correct application of SFAS 150	—	—	—	—
Net income	36,011,877	—	(1,256,536)	34,755,341
Earnings per share—Basic & diluted	0.27	—	(0.02)	0.25
Consolidated statements of cash flows
Net income	$36,011,877	—	$(1,256,536)	$34,755,341
Deferred taxes	(1,838,087)	—	(729,496)	(2,567,583)
Other liabilities	1,287,499	—	1,986,032	3,273,531
Taxes payable	—	—	—	—

	Year ended December 31, 2003				Year ended December 31, 2004
	As reported	Impact of (3.1.1)	Impact of (3.1.2)	Restated	As reported	Impact of (3.1.1)	Impact of (3.1.2)	Restated
Consolidated Statements of Income
Cost of revenues	$153,872,689	—	$1,308,947	$155,181,636	$198,511,707	—	$1,439,240	$199,950,947
Interest expense	(36,295)	—	(220,906)	(257,201)	(37,274)	—	(284,863)	(322,137)
Other (expense)/income, net	163,574	—	(256,922)	(93,348)	(1,459,490)	—	(359,356)	(1,818,846)
Change in fair value of put option	—	1,186,160	—	1,186,160	—	—	—	—
Income taxes	8,044,855		(611,941)	7,432,914	9,475,712	—	(548,962)	8,926,750
Cumulative effect of correct application of SFAS 150	—	3,273,960	—	3,273,960	—	—	—	—
Net income	42,211,103	4,460,120	(1,174,834)	45,496,389	58,187,457	—	(1,534,497)	56,652,960
Earnings per share—Basic & diluted	0.38	0.04	(0.01)	0.41	0.47	—	(0.01)	0.46
Consolidated Balance Sheet
Common Shares	3,001,159	1,941,346	—	4,942,505	5,542,301	—	—	5,542,301
Redeemable Shares	$123,499,996	$(123,499,996)	—	—	—	—	—	—
Additional Paid in Capital	5,488,352	111,233,648	—	116,722,000	191,231,861	(10,325,002)	—	180,906,859
Retained earnings	43,212,457	10,315,002	(3,672,685)	49,854,774	98,338,363	10,315,002	(5,207,182)	103,446,183
Total Shareholders' equity	52,117,970	121,548,650	(3,672,685)	169,993,935	303,700,979	—	(5,207,182)	298,493,797
Other current liabilities	13,651,117	10,000	—	13,661,117	16,521,146	10,000	—	16,531,146
Deferred tax asset-non current	1,064,950	—	2,133,052	3,198,002	—	—	—	—
Deferred tax liability-non current	—	—	—	—	7,343,266	—	(2,781,131)	4,562,135
Income taxes payable	—	—	—	—	2,401,948	—	99,117	2,501,065
Other liabilities	5,327,272	—	5,805,737	11,133,009	6,210,119	—	7,889,196	14,099,315
Consolidated statements of cash flows
Net income	$42,211,103	$4,460,120	$(1,174,834)	$45,496,389	$58,187,457	—	$(1,534,497)	$56,652,960
Deferred taxes	(659,546)	—	(611,941)	(1,271,487)	835,383	—	(648,079)	187,304
Other liabilities	1,925,431	—	1,786,775	3,712,206	817,726	—	2,083,459	2,901,185
Taxes payable	—	—	—	—	(3,806,110)	—	99,117	(3,706,993)

4            Acquisitions

    TRI

4.1.1
On April 17, 2003, Patni USA, acquired 100% equity interest in TRI which is engaged in providing IT services to clients in the financial services sector. The consolidated financial statements include the operating results of TRI from the date of acquisition. The purchase price of $6,093,526 (including direct expenses of $113,516) has been paid in cash. Further, the purchase agreement provides for payment of additional consideration not exceeding $1,500,000 in cash upto April 30, 2005, which is contingent upon achievement of specified parameters with respect to the acquired business as specified in the agreement. The Company has followed the consensus reached in EITF 95-8, "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination" and accordingly will record the contingent payments as goodwill in the periods in which the contingency is resolved.

4.1.2
This transaction has been accounted using the purchase method of accounting as required by SFAS No. 141. The purchase price has been allocated to the acquired assets and liabilities based on management's estimates as follows:

Cash and cash equivalents	$3,055,332
Net tangible liabilities	(396,180)
Customer related intangibles	840,000
Goodwill	2,594,374

Total	$6,093,526

  The Company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company's market position in financial services, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in the financial services sector.

4.1.3
As at December 31, 2004, the Company has tested this goodwill for impairment and has concluded that there is no impairment in its carrying value.

    Cymbal

4.1.4
On November 3, 2004, Patni USA acquired 100% equity interest in Cymbal which is engaged in providing IT services to clients in the telecom sector. The primary purpose for the acquisition was to establish presence in the Telecom IT services sector. The consolidated financial statements include the operating results of Cymbal from the date of acquisition. The purchase price of $25,093,065 (including direct expenses of $1,311,150) has been paid in cash. Additionally, in connection with the acquisition, the Company incurred $10,968,029 of costs relating to certain contract terminations / settlements and acquisition costs of Cymbal. Such costs have been recognized by the Company as liabilities assumed at the acquisition date resulting in additional goodwill.

  The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $33,000,000, inclusive of payments under an incentive plan for certain employees as described below. The Company has followed the consensus reached in EITF 95-8, "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination" and accordingly will record the contingent payments, other than payments to certain employees under the incentive plan, as goodwill in the periods in which the contingency is resolved.

  Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Cymbal. The incentive payments under this plan will not exceed $3,400,000 over the next three years. Since, the incentive payments are linked to continuing employment, the payments under the plan will be recorded as compensation for post acquisition services.

4.1.5
This transaction has been accounted using the purchase method of accounting as required by SFAS No. 141. The purchase price has been allocated, on a preliminary basis and reasonable changes are expected as additional information become available. This allocation is summarized below:

Cash and cash equivalents	$3,061,034
Property, Plant and Equipment	935,159
Other assets, net	2,689,444
Contract termination/settlement and acquisition related liabilities	(10,968,029)
Deferred taxes	(4,126,140)
Customer related intangibles	11,418,200
Goodwill	22,083,397

Total	$25,093,065

    Pro forma information (Unaudited)

4.1.6
The unaudited pro forma consolidated results of operations, as if the acquisition of Cymbal had been made at the beginning of periods presented below is as follows:

	2003	2004
	(Restated)	(Restated)
Revenues	$275,063,942	$362,721,922
Income before cumulative effect of a change in accounting principle	42,864,497	55,509,099
Net income	46,138,457	55,509,099
Earnings per share:
Basic	0.41	0.45
Diluted	0.41	0.45

  The pro forma consolidated results of operations include adjustments to give effect to amortization of acquired intangible assets other than goodwill, together with related income tax effects. These results of operations also include a non-recurring bonus of $1,926,669 paid by Cymbal to its employees as a direct consequence of the sale of shares to Patni. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

5            Investments

5.1.1
Investment securities consist of the following:

	As at December 31, 2003
	Carrying value	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available for sale:
Mutual fund units	$49,153,013	$98,511	$(6,961)	$49,244,563

	$49,153,013	$98,511	$(6,961)	$49,244,563
Less: Amount reported as investment in liquid mutual fund units				22,539,753

Amount reported as investment securities				$26,704,810

	As at December 31, 2004
	Carrying value	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available for sale:
Mutual fund units	$85,147,272	$480,117	$(4,670)	$85,622,719

	$85,147,272	$480,117	$(4,670)	$85,622,719
Less: Amount reported as investment in liquid mutual fund units				55,372,919

Amount reported as investment securities				$30,249,800

5.1.2
Dividends from securities available for sale, during the year ended December 31, 2002, 2003 and 2004 were $131,772, $1,268,498 and $3,460,351 respectively. Gross realized gains on sale of securities, available for sale was $473,750, $1,488,087 and $221,562 and gross realised losses on sale of securities, available for sale was $82,881, $271,535 and $77,080 for the year ended December 31, 2002, 2003 and 2004, respectively.

6            Accounts receivable

6.1.1
Accounts receivable consist of the following:

	As at December 31,
	2003	2004
Receivables	$59,839,210	$75,440,233
Less: Allowances for doubtful accounts	3,224,494	3,435,320

	$56,614,716	$72,004,913

6.1.2
The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2003 and 2004 is as follows:

	Year ended December 31,
	2003	2004
Allowance for doubtful accounts as at beginning of the period	$3,241,990	$3,224,494
Additions charged (net of recoveries) to bad debt expense during the period	296,391	496,804
Write-downs charged against the allowance during the period	(313,887)	(285,978)

Allowance for doubtful accounts at end of the period	$3,224,494	$3,435,320

7            Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts

	As at December 31,
	2003	2004
Cost incurred on uncompleted contracts	$9,193,211	$20,109,850
Estimated earnings	12,338,473	18,665,927

	21,531,684	38,775,777
Less: Billings till date	17,805,321	26,388,683

	$3,726,363	$12,387,094
Included in the accompanying balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	5,827,345	15,233,440
Billings in excess of costs and estimated earnings on uncompleted contracts	(2,100,982)	(2,846,346)

	$3,726,363	$12,387,094

8            Other assets

8.1.1
Other assets consist of the following:

	As at December 31,
	2003	2004
Advances	$264,313	$1,143,792
Prepaid expenses and gratuity costs	1,476,338	2,424,912
Deposits	2,657,716	7,143,512
Deferral of cost in respect of revenue arrangements	1,731,034	1,624,507
Due from employees	762,314	1,245,840
Others	2,139,212	$2,980,249

	$9,030,927	$16,562,812
Less: Current Assets	$(5,829,569)	$(10,575,425)

Other Assets	$3,201,358	$5,987,387

9            Property, plant and equipment

9.1.1
Property, plant and equipment consists of the following:

	As at December 31,
	2003	2004
Land	$2,347,890	$4,357,900
Building	15,814,456	17,289,733
Leasehold improvements	2,073,588	2,181,133
Computer—Hardware and other service equipment	18,550,125	26,670,735
Computer—Software	9,256,422	14,122,711
Furniture and fixtures	9,040,252	9,847,027
Other equipment	10,202,618	12,519,355
Vehicles	1,803,884	2,067,660
Capital work-in-progress	490,908	4,534,364
Capital advances	464,905	1,077,756

	70,045,048	94,668,374
Less: Accumulated depreciation and amortization	28,539,743	39,593,809

	$41,505,305	$55,074,565

9.1.2
Depreciation and amortization expense on property, plant and equipment was $6,457,986, $9,067,917 and $11,332,906 for the years ended December 31, 2002, 2003 and 2004 respectively. This includes amortization for computer software of $1,079,378, $1,955,588 and $2,586,273 respectively. Additions to computer software amounted to $3,096,406 and $4,507,225 during the years ended December 31, 2003 and 2004 respectively. Accumulated amortization on computer software as at December 31, 2003 and 2004 amounted to $5,489,966 and $8,428,763 respectively.

9.1.3
Leasehold land as of December 31, 2003 and 2004 includes amount aggregating $1,572,729 and $2,545,632 in respect of which formalities relating to the transfer of leasehold rights are in the process of being completed.

10          Goodwill and intangible assets

10.1.1
Intangible assets as at December 31, 2003 and 2004 consists of the following:

	As at December 31,
	2003	2004
Customer related intangibles	$840,000	$12,258,200
Less: Accumulated amortization	59,501	270,370

	$780,499	$11,987,830

10.1.2
Amortization for the years ended December 31, 2002, 2003 and 2004 amounted to $Nil, $59,501 and $210,869 respectively. The estimated amortization for the intangible assets, for the next five years would be $845,210 per year.

10.1.3
The movement in goodwill balance is given below:

	2003	2004
Balance at beginning of the year	—	$2,594,374
Goodwill relating to acquisition consummated during the year	2,594,374	22,083,397

Balance at end of the year	$2,594,374	$24,677,771

10.1.4
Goodwill as of December 31, 2003 and 2004 has been allocated to the following reportable segments:

	2003	2004
Segment
Financial services	$2,594,374	$2,594,374
Telecom services	—	22,083,397

Total	$2,594,374	$24,677,771

11          Accrued expenses

11.1.1
Accrued expenses consist of the following:

	As at December 31,
	2003	2004
Employee costs	$10,999,883	$13,372,040
Others	4,213,744	7,407,327

	$15,213,627	$20,779,367

12          Other liabilities

	As at December 31,
	2003	2004
	(Restated)	(Restated)

Taxes payable	$1,015,450	$1,855,197
Deferred revenue	2,711,122	2,259,263
Provision for leave encashment	7,273,006	9,326,509
Provision for pension benefits	4,991,641	6,033,433
Payroll tax liability	5,805,737	7,889,196
Others	2,997,170	3,266,863

	$24,794,126	$30,630,461
Less: Current liabilities	(13,661,117)	(16,531,146)

Other liabilities	$11,133,009	$14,099,315

13          Leases

13.1.1
Patni has acquired certain vehicles under capital lease for a non-cancelable period of 4 years. The gross amount recorded under such capital lease is $777,228 with accumulated depreciation of $223,284 as at December 31, 2003. The gross amount recorded under such capital lease is $1,068,788 with accumulated depreciation of $449,855 as at December 31, 2004. The depreciation expense in respect of these assets aggregated $137,034, $147,079 and $254,201 for the years ended December 31, 2002, 2003 and 2004 respectively.

13.1.2
Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-5 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance.

13.1.3
Patni has operating lease agreements, primarily for leasing office and residential premises. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any. Some leases contain a clause for renewal of the lease agreements. Some leases provide for annual renewal of the lease payments.

13.1.4
TRI has operating lease agreements for leasing office space, which expire through December 2005. The lease agreements do not give any option for renewal.

13.1.5
Cymbal and its subsidiaries have operating leases for office space, that expire over the next 1-6 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any.

13.1.6
Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments at December 31, 2004 are as follows:

	As at December 31, 2004
	Capital leases	Operating leases
2005	$289,512	$6,872,019
2006	221,630	6,141,093
2007	142,934	4,456,894
2008	41,306	1,356,466
Beyond 2008	—	2,763,058

Total minimum lease payments	695,382	$21,589,530

Less: Amount representing interest	38,554

Present value of net minimum capital lease payments	656,828
Less: Current installments of obligations under capital leases	266,242

Obligations under capital leases, excluding current installments	$390,586

13.1.7
Rental expense for all operating leases for the years ended December 31, 2002, 2003 and 2004 was $2,754,214, $3,827,294 and $6,801,506 respectively.

14          Derivatives financial instruments

14.1.1
As at December 31, 2004, all hedged transactions had occurred. Accordingly changes in fair values of designated cash flow hedges were recorded in the consolidated statements of income and there was no amount recorded in accumulated other comprehensive income in this regard at December 31, 2004.

  The maximum period of the forecasted transactions over which the Company hedges its risk is generally 9 months.

  During the year ended December 31, 2004, there were no cash flow hedges that were discontinued because of the probability that the original forecasted transaction will not occur. Additionally, there was no gain or loss recorded in the statement of income during this period on account of hedge ineffectiveness, as the critical terms of the hedging instrument and of the hedged item were the same, both at the inception of the hedge and on an ongoing basis.

14.1.2
The following table presents the aggregate contracted principal amounts of the Company's derivative contracts outstanding:

	Currency	2003	2004
Forward contracts (sell)	USD	76,500,000	103,000,000

15          Shareholders' equity

    Common shares

15.1.1
The Company has only one class of equity shares. For all matters submitted to vote in the shareholders' meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company after such discharge shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

15.1.2
In February 2004, pursuant to an Initial Public Offering in India ("IPO"), the Company has issued 13,415,200 common shares for a net proceeds of $64,268,351 (after adjusting for direct expenses relating to IPO of $3,889,281).

15.1.3
Up to September 2002, the Company has issued its common shares to various investors and certain of these shares contained redemption provisions if the Company did not become a publicly listed company within a stipulated time. The Company in accordance with Accounting Series Release (ASR) 268 classified those shares subject to redemption outside of shareholders' equity at their initial fair value (see Note 16).

15.1.4
In 2002, the Company bought back 2,476,019 common shares for an amount of $7,000,000.

    Retained earnings and dividends

15.1.5
Retained earnings as of December 31, 2003 and 2004 include profits aggregating $5,214,971, which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act). These relate to earmarking of profits on redemption of preference shares and repurchase of common shares by Patni from promoter shareholders.

15.1.6
The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer upto 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with local regulations to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

    Stock Split

15.1.7
On August 30, 2003, Patni has effected a one for two stock split in the form of a stock dividend. In line with legal requirements, the stock dividend has been recorded by capitalizing $1,016,861 from additional paid-in-capital representing the par value of shares issued as stock dividend.

15.1.8
All references in the consolidated financial statements to the number of shares and per share amounts of Patni's common shares have been retroactively restated to reflect the stock split.

16          Redeemable common shares

16.1.1
In October 2000, the Company issued 3,735,000 common shares aggregating $5,970,073. Further, the promoter shareholders of the Company also sold 5,625,000 common shares to the same investor aggregating to $9,000,000. Pursuant to the then shareholders' agreement dated September 2000, Patni was to become a publicly listed company on a recognised stock exchange within a period of 18 months from the date of allotment of shares to the investor. In the event the IPO did not occur within such period, the investor had a right to put these shares back to the Company for a physical settlement as per the terms specified in the agreement (2000 agreement). Other than the right to put these shares back to the Company, these common shares are of the same class as the other equity shares of the Company.

  The Company determined that this provision in the 2000 agreement constituted a written put option on the Company's own shares that was subject to the provisions of EITF 00-19. The Company determined that the written put option met the criteria for equity classification in EITF 00-19; however, excercise of the put option would require the Company to deliver cash as part of physical settlement. Accordingly, an amount equal to the cash redemption amount for shares held by this investor was transferred to temporary equity.

16.1.2
The terms of 2000 agreement contained the method of ascertaining the redemption amount with a floor amount, to guarantee a minimum return to the investor if the Company was not a publicly listed company within 18 months. As a result, the Company accreted the minimum amount on these shares with a corresponding charge to the retained earnings and increased the carrying value of the redeemable common shares. Subsequently in September 2002, Patni issued 20,161,868 common shares to a new investor for $57,000,000. At the same time, the promoter shareholders sold 14,103,680 common shares to this new investor for an amount of $39,872,776. In addition, the promoter shareholders bought back 2,108,802 common shares from the investor who acquired redeemable common shares in September 2000 to the extent of 9,360,000 common shares.

  As a result of this buy back of shares by the promoter shareholders, shares to that extent are no longer redeemable and the Company reclassified accreted amount pertaining to these shares into the shareholders' equity.

16.1.3
At the time of investment by the new investor the Company entered into a new shareholders agreement ("2002 agreement") with the two investors and the promoter shareholders. In accordance with the 2002 agreement, the Company was required to be publicly listed within a period of 36 months from the date of issue of shares to the new investor. In the event an IPO did not occur within such period, the two investors had a right to put all the shares (whether acquired from the Company or the promoter shareholders) back to the Company for a physical settlement at an amount which would be determined by the Board of Directors of the Company at the time of redemption, but would not be less than the amount paid by the new investor. The Company determined that this provision in the 2002 agreement constituted a written put option on the Company's own shares that was subject to the provisions of EITF 00-19. The Company determined that the written put option met the criteria for equity classification in EITF 00-19; however, exercise of the put option would require the Company to deliver cash as part of physical settlement.

  Accordingly, an amount equal to the cash redemption amount for shares held by these two investors was transferred to temporary equity. The amount reported in temporary equity was not subsequently re-measured because the minimum redemption amount was fixed at the per share amount paid by the new investor. Other than the fact that the amount shall not be less than the amount that was paid by the new investor, the 2002 agreement did not contain any defined measurement method for calculating the amount of buy back, should that be necessitated.

  The activity in redeemable common shares for the year ended December 31, 2002 is as follows:

	Shares	Value
Balance as at January 1, 2002	9,360,000	$18,174,078
Redeemable common shares issued	20,161,868	57,000,000
Accretion of redeemable common shares	—	8,287,756
Reclassification of redeemable common shares sold by promoter shareholders subject to a put	14,103,680	39,872,776
Reclassification of redeemable common shares acquired by promoter shareholders not subject to a put	(2,108,802)	(5,961,834)

Balance as at December 31, 2002	41,516,746	117,372,776

  On July 1, 2003, the Company adopted the provisions of SFAS No. 150. The Company determined that the put option held by the two investors was required to be classified as a liability upon adoption of that Statement. Pursuant to the guidance in SFAS No. 150, the put option liability is recorded at its fair value at each reporting period with changes in fair value reported in earnings. Upon adoption, the $117,372,776 amount presented in temporary equity (representing the cash redemption amount payable upon exercise of the put option held by the two investors) was reclassified to permanent equity, a $1,196,160 liability was recorded for the put option based on its fair value at July 1, 2003, a $4,470,120 reduction of permanent equity was recorded based on the fair value of the put option upon its issuance in September 2002, and the $3,273,960 difference between the put option's fair value upon adoption of SFAS No. 150 and its fair value at issuance was recorded in the restated consolidated statement of income as the cumulative effect of a change in accounting principle.

  At December 31, 2003, the put option liability has been recorded at its fair value of $10,000 and the reduction in the liability balance from July 1, 2003 through December 31, 2003 of $1,186,160 is classified in the 2003 restated consolidated statement of income.

  As discussed above, the Company completed its IPO in February 2004. Accordingly, the put option was terminated and its value reduced to zero.

17          Employee stock compensation plans

17.1.1
On June 30 2003, Patni established the 'Patni ESOP 2003' plan ('the plan'). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year. The options can be exercised within five years from the date of vesting. A compensation committee constituted by the Board of Directors of the Company administers the plan.

17.1.2
Patni has applied APB No. 25, "Accounting for Stock issued to Employees", to account for the employee stock based compensation plan. Accordingly, since the exercise price approximated the fair value of the underlying equity shares at the date of grant, no compensation cost has been recorded in these financial statements.

17.1.3
Weighted average grant date fair value of options during the year ended December 31, 2003 was $0.44. The weighted average grant date fair values of options during the year ended December 31, 2004 were $2.61 and $2.67.

17.1.4
Stock options activity under the plan is as follows:

	Year ended December 31, 2003
	Shares arising out of options	Exercise price	Weighted average remaining contractual life (months)
Outstanding at the beginning of the period	—	—	—
Granted during the period	2,743,400	3.16	90
Forfeited during the period	(9,700)	3.16	—
Exercised during the period	—	—	—
Outstanding at the end of the period	2,733,700	3.16	86
Exercisable at the end of the period	—	—	—
	Year ended December 31, 2004
	Shares arising out of options	Exercise price	Weighted average remaining contractual life (months)
Outstanding at the beginning of the period	2,733,700	3.16	86
Granted during the period	2,850,632	5.51–7.37	90
Forfeited during the period	(192,875)	3.16	—
Exercised during the period	(188,810)	3.16	—
Outstanding at the end of the period	5,202,647	3.16–7.37	75–87
Exercisable at the end of the period	446,396	3.16	56
17.1.5
During the year ended December 31,2004 the Company granted 100,000 and 2,750,632 stock options at an exercise price of $5.51 and $7.37 respectively. The exercise price and weighted average remaining contractual life of stock options outstanding at the end of the period are as follows:

Year ended December 31, 2004
Shares arising out of options	Exercise price	Weighted average remaining contractual life (months)
2,352,015	3.16	75
100,000	5.51	84
2,750,632	7.37	87

5,202,647

18          Income Tax

18.1.1
Total income tax for the year ended December 2002, 2003 and 2004 were allocated as follows:
	For the years ended December 31,
	2002	2003	2004
	(Restated)	(Restated)	(Restated)

Income from continuing operations	$7,859,360	$7,432,914	$8,926,750
Shareholders' equity, for
—unrealized holding gain/loss on investment securities	263,068	(204,656)	142,362
—minimum pension liability	(9,676)	(338,425)	153,253

Total	$8,112,752	$6,889,833	$9,222,365

18.1.2
Income tax expense attributable to income from continuing operations consists of the following:

	For the years ended December 31,
	2002	2003	2004
	(Restated)	(Restated)	(Restated)

Current taxes
Domestic	$1,093,733	$457,022	$148,501
Foreign	9,333,210	8,247,379	8,491,828

	$10,426,943	$8,704,401	$8,640,329

Deferred taxes
Domestic	214,332	344,748	(303,711)
Foreign	(2,781,915)	(1,616,235)	590,132

	$(2,567,583)	$(1,271,487)	$286,421

Total	$7,859,360	$7,432,914	$8,926,750

18.1.3
The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

	2003	2004
	(Restated)	(Restated)

Deferred tax assets:
Accrued expenses and provisions	$4,851,819	$6,235,305
Accounts receivable	1,038,399	1,013,919
Deferred revenue	674,560	484,727
Carry forward business losses	78,156	3,342,260
Minimum pension liability	348,101	194,840
Payroll Tax liability	2,133,052	2,781,131
Others	154,934	23,633

Gross deferred assets	9,279,021	14,075,815
Less: Valuation allowance	142,857	2,985,990

Total deferred tax assets	$9,136,164	$11,089,825

Deferred tax liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts	$(200,898)	$(327,705)
Property, plant and equipment	(875,765)	(1,305,569)
Undistributed earnings of US branch	(1,732,944)	(2,638,645)
Unrealised gain on available for sale securities	(32,848)	(175,211)
Intangible assets	(314,307)	(4,792,416)
Others	—	(576,758)

Total deferred tax liabilities	$(3,156,762)	$(9,816,304)

Classified as
Deferred tax assets
Current	$5,450,560	$5,951,315
Non current	$3,198,002	—
Deferred tax liabilities
Current	—	$115,659
Non current	$2,669,160	$4,562,135
18.1.4
In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carryforwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions curently available to the company, in making this assessment. Based on the level of historical taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realise the benefits of those deductible differences, net of existing valuation allowances. Taxable income for the years 2002, 2003 and 2004 aggregated $13,704,460, $14,337,576 and $9,223,889 respectively.

18.1.5
Deferred tax liability in respect of undistributed earnings of Patni's foreign subsidiaries as at 2003 and 2004 aggregating $563,457 and $703,652 respectively has not been recognised in the financial statements, as such earnings are considered to be indefinitely re-invested.

18.1.6
The net change in valuation allowance during the year 2003 is attributable to additional valuation allowance on business losses aggregating $81,765, which has been partly offset by the tax benefits of losses utilised aggregating $12,909. The net change in the year 2004 is attibutable to valuation allowance on carry forward losses of Cymbal (which was acquired during the year 2004) aggregating $2,924,898. This has been partly offset by tax benefits of losses utilised during the year aggregating $81,765.

18.1.7
The reported income tax expense attributable to income from continuing operations differed from amounts computed by applying the enacted tax rate to income from continuing operations before income-taxes as a result of the following:

	2002	2003	2004
	(Restated)	(Restated)	(Restated)

Income before income taxes	$42,614,701	$49,655,343	$65,579,710
Weighted average enacted tax rate in India	36.49%	36.10%	36.41%
Computed expected income tax expense	$15,550,104	$17,925,579	$23,877,572
Effect of:
Income exempt from tax in India	(13,070,268)	(14,605,462)	(21,826,422)
Change in fair value of put option not chargeable to tax	—	(428,204)	—
Changes in valuation allowance	61,843	68,856	(81,765)
Income from India operations charged at other than statutory tax rate	44,842	—	—
Non deductible expenses	330,921	157,980	500,565
US State taxes, net of federal tax benefit	188,639	411,861	356,604
Branch taxes	4,852,712	4,358,663	5,999,183
Foreign income taxed at lower rates	(108,105)	(174,616)	(169,324)
Change in statutory tax rate on deferred taxes	9,822	101	2,057
Others	(1,150)	(281,844)	268,280

Reported income tax expenses	$7,859,360	$7,432,914	$8,926,750

18.1.8
Upon acquisition of Cymbal, the Company is entitled to utilize tax benefits on carry forward business losses of Cymbal. Based on preliminary projections of future taxable income and tax planning strategies, management currently believes that there exists sufficient uncertainty regarding realization of tax benefits on the carry forward losses. Consequently, the Company has recorded a valuation allowance for the carry forward business losses of Cymbal. The Company is further evaluating the expected realisation of such carry forward losses and available tax planning strategies and will finalise the level of valuation allowance prior to November 3, 2005. Reversal, if any, of the valuation allowance would be recorded as a reduction of goodwill arising from the acquisition of Cymbal.

18.1.9
A substantial portion of profits of the group's India operations is exempt from Indian income tax, being profit from undertakings situated at Software Technology Parks. Under the tax holiday, the tax payer can utilize exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption for undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2005 and 2010. The Company also avails benefit for Income tax for their export operations. This exemption relating to export operations expires in a phased manner over a period of five financial years commencing from April 1, 2000. The aggregate effect on net income of the tax holiday and export incentive scheme were $13,508,394, $15,012,027 and $20,572,502 for 2002, 2003 and 2004 respectively. Further, the per share effect was $0.14, $0.14 and $0.17 for 2002, 2003 and 2004 respectively.

19          Retirement benefits to employees

    Gratuity benefits

19.1.1
In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee's defined portion of last salary and the years of employment with the Company.

19.1.2
Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the trust and comprise of approved debt and other securities and deposits with banks. By statute, the trust is required to invest a minimum of 25% of its corpus in Central Government securities, 15% in State Government securities and 30% in Public Sector/Financial Institutions/Bank bonds. The trust can invest the remaining 30% of its corpus in any of the above specified categories. Further, 10% of its corpus can be invested in private sector/bond securities which are rated investment grade from atleast two rating agencies.

19.1.3
With regard to Patni's Gratuity Plan, the following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets. Measurement dates used to make up fair value of plan assets and benefit obligation is December 31.

	At December 31,
	2003	2004
Change in benefit obligation
Projected benefit obligation ("PBO") at January 1,	$1,632,812	$2,804,669
Service cost	395,880	633,771
Interest cost	122,193	190,714
Exchange loss	111,626	181,474
Actuarial loss	620,642	615,648
Benefits paid	(78,484)	(186,248)

PBO at December 31,	2,804,669	4,240,028

Fair value of plan assets as at January 1,	1,295,935	2,402,751
Actual return on plan assets	372,791	(115,265)
Employer contributions	723,028	1,371,623
Benefits paid	(78,484)	(186,248)
Exchange gain	89,481	156,969

Plan assets at December 31,	2,402,751	3,629,830

Funded status	(401,918)	(610,198)
Unrecognized actuarial loss	772,785	1,711,850
Unrecognized transition obligation	9,834	—

Net amount recognized	380,701	1,101,652

Accumulated benefit obligation	1,383,767	2,062,867
Amounts recognized in the consolidated balance sheets consists of:

Prepaid benefit cost (included in "other current assets")	$(380,701)	(1,101,652)

19.1.4
Key assumptions used to determine the benefit obligation were as follows:

	2002	2003	2004
Discount rate	7.5%	7%	7.5%
Expected return on assets	7%	6.50%	7%

  For the actuarial valuation at December 31, 2004 compensation levels have been assumed to increase at 20% per annum for the first year, 15% per annum for the next year, 10% per annum for next three years and 7% per annum thereafter. For the valuation as on December 2003, compensation levels have been assumed to increase at 15% per annum for the first 2 years, 10% per annum for next 3 years and 6.5% per annum thereafter. For valuation as on December 2002, compensation levels were assumed to increase at 15% per annum for the first year, 10% for next two years and 7% per annum thereafter.

  The expected rate of return on assets in future is considered to be 7%. This is based on the expectation of the average long-term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

19.1.5
The composition of plan assets is detailed below:

	As at December 31,
	2003	%	2004	%
Central Government Securities	$170,519	7.1	$156,499	4.3
Investment in Government Securities based funds	963,668	40.1	2,248,545	61.9
State Government Securities	156,130	6.5	49,733	1.4
Public Sector/Financials Institutions / Bank bonds	759,339	31.6	1,023,234	28.2
Others	353,095	14.7	151,819	4.2

Total	$2,402,751	100	$3,629,830	100

19.1.6
Net periodic gratuity cost included the following components:

	Year ended December 31,
	2002	2003	2004
Service cost	$264,237	$395,880	$633,771
Interest cost	105,647	122,193	190,714
Expected return on assets	(83,369)	(100,778)	(179,505)
Amortization	28,313	26,641	49,607

Net gratuity cost	$314,828	$443,936	$694,587

19.1.7
Key assumptions used to determine the net periodic gratuity cost were as follows:

	2002	2003	2004
Discount rate	10.5%	7.5%	7%
Expected return on assets	10%	7%	6.5%

  For determining the net periodic cost for the year ended December 31, 2004 compensation levels have been assumed to increase at 15% per annum for first two years, 10% per annum for next three years and 7% per annum thereafter. For the year ended December 2003, compensation levels have been assumed to increase at 15% per annum for the first year, 10% per annum for next 2 years and 7% per annum thereafter. For year ended December 31, 2002, compensation levels were assumed to increase at 10% per annum for all future valuation.

19.1.8
Patni's expected contribution to gratuity fund for the calendar year 2005 is $1,146,526. The expected benefit payments for next five years are as follows:

	2006	2007	2008	2009
Expected benefit payments	$529,191	$583,926	$721,945	$889,154

    Pension benefits

19.1.9
Certain directors of Patni and Patni USA are entitled to receive pension benefits upon retirement or on termination from employment @ 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five and is payable to the directors or the surviving spouse. The liability for pension is actuarially determined and periodically recognised. The plan is not funded.

19.1.10
With regard to Patni's Pension Plan, the following table sets forth the plan's funded status and amounts recognised in the Company's consolidated balance sheet. The pension plan of Patni is not funded. Measurement dates used to make up benefit obligation is December 31.

	At December 31,
	2003	2004
Change in benefit obligation
Projected benefit obligation ("PBO") at January 1,	$1,172,295	$1,628,521
Service cost	48,534	63,594
Interest cost	90,623	115,255
Exchange loss/(gain)	69,650	79,606
Actuarial loss/(gain)	247,419	(108,943)

PBO at December 31,	1,628,521	1,778,033

Funded status	(1,628,521)	(1,778,033)
Unrecognized transition obligation	276,920	—
Unrecognized actuarial loss	429,969	185,347

Net amount recognized	(921,632)	(1,592,686)

Amount recognized in the consolidated balance sheets are as follows:
Accrued benefit liability (included in "Other liabilities")	1,370,491	1,645,930
Intangible assets (included in "Other assets")	(276,920)	(129,351)
Other comprehensive income	(171,939)	(53,249)

Net amount recognized	921,632	1,463,330

Accumulated benefit obligation	$1,370,491	1,645,930

19.1.11
Assumptions used to determine benefit obligation were as follows:

	2003	2004
Discount rate	7% per annum	7.5% per annum
Increase in compensation levels	10% per annum	10% per annum

19.1.12
Net periodic pension cost of Patni included the following components:

	Year ended December 31,
	2002	2003	2004
Service cost	$27,376	$48,534	$63,594
Interest cost	83,777	90,623	115,255
Amortization	143,908	176,390	304,885

Net pension cost	$255,061	$315,547	$483,734

19.1.13
Assumptions used to determine net periodic pension cost were as follows:

	2002	2003	2004
Discount rate	10.5% per annum	7.5% per annum	7% per annum
Increase in compensation levels	10% per annum	10% per annum	10% per annum
19.1.14
With regard to Patni USA's pension plan, the following table sets forth the plan's funded status and amounts recognised in the Company's consolidated balance sheet. The pension plan of the Patni USA is not funded. Measurement dates used to make up benefit obligation is December 31.

	At December 31,
	2003	2004
Change in benefit obligation
Projected benefit obligation ("PBO") at January 1,	$3,055,348	$4,302,962
Service cost	104,201	139,182
Interest cost	236,161	217,259
Exchange loss	182,742	206,843
Actuarial loss	724,510	(126,599)

PBO at December 31,	4,302,962	4,739,647

Funded status	(4,302,962)	(4,739,647)
Unrecognized transition obligation	593,155	277,115
Unrecognized actuarial loss	1,530,912	834,396

Net amount recognized	(2,178,895)	(3,628,136)

Amount recognized in the consolidated balance sheets are as follows:
Accrued benefit liability (included in "Other liabilities")	3,621,150	4,387,503
Intangible assets (included in "Other assets")	(593,155)	(277,115)
Other comprehensive income	(849,100)	(482,252)

Net amount recognized	2,178,895	3,628,136

Accumulated benefit obligation	$3,621,150	$4,387,503

19.1.15
Assumptions used to determine benefit obligation were as follows:

	2003	2004
Discount rate	5% per annum	5% per annum
Increase in compensation levels	10% per annum	10% per annum
19.1.16
Net periodic pension cost of Patni USA included the following components:

	Year ended December 31,
	2002	2003	2004
Service cost	$62,214	$104,201	$139,182
Interest cost	175,799	236,161	217,259
Amortization	308,205	555,468	948,731

Net pension cost	$546,218	$895,830	$1,305,172

19.1.17
Assumptions used to determine net periodic pension cost were as follows:

	2002	2003	2004
Discount rate	10.5% per annum	7.5% per annum	5% per annum
Increase in compensation levels	10% per annum	10% per annum	10% per annum
19.1.18
As the assumed rates for the above defined benefit plans have a significant effect on the amounts reported, the management has assessed these rates as comparable with prevalent industry standards and its projected long-term plans of growth.

    Provident fund

19.1.19
All employees of Patni receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan @ 12% each of the covered employee's defined portion of salary. The Company has no further obligations under the plan beyond monthly contribution. Patni contributes to the Provident Fund Plan maintained by the Government of India.

19.1.20
Patni contributed $1,129,145, $1,682,111 and $1,765,281 to the Provident Fund Plan in 2002, 2003 and 2004 respectively.

20          Segment Information

20.1.1
SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for the way enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company's operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical location of the customers. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information, and are set out in the summary of significant accounting policies.

20.1.2
Industry segments of the Company comprise financial services, insurance services, manufacturing companies, telecommunications, technology services (comprising Independent Software Vendors and Product Engineering) and others such as energy and utilities, retail, logistics and transportation and media and entertainment. The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Fixed assets used in the Company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

20.1.3
Patni's geographic segmentation is based on location of customers and comprises United States of America ("USA"), Europe, Japan, India and Others, which include Rest of Asia Pacific and Rest of the World. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorization of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services.

    Industry and Technology segments

Particulars	Financial services	Insurance	Manufacturing	Telecom	Independent Software Vendor	Product Engineering	Others	Total
December 31, 2002
Revenue	$31,106,139	$70,996,835	$62,340,409	132,927	12,875,709	3,008,775	$7,812,968	$188,273,762
Accounts receivables	11,633,127	10,776,013	16,676,174	64,687	2,388,515	499,417	4,173,754	46,211,687
Billings in excess of cost and estimated earnings	(228,561)	(104,681)	(729,795)	—	(30,856)	—	(297,590)	(1,391,483)
Advance from customers							(2,309)	(2,309)
Cost and estimated earnings in excess of billings	218,092	188,495	1,255,947		1,320,060	103,900	254,549	3,341,043
December 31, 2003
Revenue	$46,593,044	$83,354,549	$85,427,348	336,789	17,096,775	5,622,316	$12,612,587	$251,043,408
Accounts receivables	9,457,057	13,833,091	22,870,818	53,510	4,190,940	1,470,574	4,738,726	56,614,716
Billings in excess of cost and estimated earnings	(156,555)	(457,802)	(824,427)		(181,759)	—	(480,439)	(2,100,982)
Advance from customers	(246,356)		(14,700)				(5,439)	(266,495)
Cost and estimated earnings in excess of billings	443,615	920,753	1,948,642		1,627,590	167,586	719,159	5,827,345
December 31, 2004
Revenue	$62,707,961	$107,001,559	$92,417,807	$8,491,468	$19,344,147	$15,110,938	$21,507,744	$326,581,624
Accounts receivables	8,689,913	19,223,898	24,818,665	6,198,845	3,662,373	3,348,753	6,062,466	72,004,913
Billings in excess of cost and estimated earnings	(55,182)	(946,385)	(831,123)	(99,408)	(27,576)	(477,791)	(408,881)	(2,846,346)
Advance from customers		(66,734)	(21,605)		(47,130)		(2,570)	(138,039)
Cost and estimated earnings in excess of billings	2,014,083	1,202,844	4,553,774	1,992,678	2,062,245	1,768,014	1,639,802	15,233,440

    Geographic segments

Particulars	USA	Europe	Japan	India	Others	Total
December 31, 2002
Revenue	$164,891,166	$13,588,710	$6,704,769	$456,306	$2,632,811	$188,273,762
Accounts receivables	40,062,425	4,593,792	109,598	365,539	1,080,333	$46,211,687
Billings in excess of cost and estimated earnings	(1,201,276)	(142,281)	(27,860)	(4,419)	(15,647)	$(1,391,483)
Advance from customers	—	—	—	(2,309)	—	$(2,309)
Cost and estimated earnings in excess of billings	1,773,845	561,071	113,335	45,548	847,244	$3,341,043
December 31, 2003
Revenue	$222,948,060	$18,217,653	$7,209,171	$428,658	$2,239,866	$251,043,408
Accounts receivables	48,301,639	7,058,362	38,487	248,441	967,787	$56,614,716
Billings in excess of cost and estimated earnings	(1,787,435)	(142,014)	(98,674)	(49,320)	(23,539)	$(2,100,982)
Advance from customers	(151,476)	(83,873)	—	(5,948)	(25,198)	$(266,495)
Cost and estimated earnings in excess of billings	3,369,320	941,398	1,380,961	63,496	72,170	$5,827,345
December 31, 2004
Revenue	$286,720,168	$25,690,385	$11,029,442	$726,011	$2,415,618	$326,581,624
Accounts receivables	62,053,958	8,433,786	366,978	132,587	1,017,604	$72,004,913
Billings in excess of cost and estimated earnings	(2,806,346)	(28,339)	(2,813)	(8,848)	—	$(2,846,346)
Advance from customers	—	(132,431)	—	(5,608)	—	$(138,039)
Cost and estimated earnings in excess of billings	10,463,077	2,245,047	2,205,617	84,647	235,052	15,233,440
20.1.4
One customer accounted for 51%, 41% and 32% of the total revenues for the year ended December 31, 2002, 2003 and 2004 respectively. Receivables from this customer as at December 31, 2003 and 2004 amounted to 46% and 37% of the total receivables respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 16%, 17% and 15% of the total revenues for the years ended December 31, 2002, 2003 and 2004 respectively. Receivables for this customer as at December 31, 2003 and 2004 amounted to 8% and 6% of the total receivables.

21          Earnings per share

	Years ended December 31,
Particulars
	2002	2003	2004
	(Restated)	(Restated)	(Restated)
Net income	$34,755,341	$45,496,389	$56,652,960
Less: Accretion in relation to redeemable common shares	9,752,506	—	—
Net income available to common and redeemable common share holders	25,002,835	45,496,389	56,652,960
Equity shares
Weighted average number of shares outstanding	99,059,168	111,420,849	123,066,042
Effect of dilutive equivalent shares-stock options outstanding	—	—	1,018,950
Weighted average number of equity shares and equivalent share outstanding	99,059,168	111,420,849	124,084,992
21.1.1
In accordance with SFAS No. 128, the accretion recorded through retained earnings due to the existence of the put option on the redeemable common shares, has been deducted from the net income to compute the income available to the common and redeemable common shareholders.

22          Related party transactions

22.1.1
Patni has various transactions with related parties, such as PCS Technology Ltd. ("PCSTL"), formerly known as PCS Industries Ltd., PCS Cullinet, PCS Finance, Ashoka Computers, (affiliates), various companies of the GE group ("GE") which is a shareholder in Patni, directors of Patni and their relatives.

    Revenues

22.1.2
Patni USA sells computer hardware to PCSTL. Such sales during the years ended December 31, 2002, 2003 and 2004 amounted to $64,242, $37,729 and $8,974 respectively.

    Expenses

22.1.3
Patni has taken certain residential properties under operating leases from certain affiliates and the Patni family. The rentals and other incidental charges paid for the same were $273,636, $259,138 and $289,964 for the years ended December 31, 2002, 2003 and 2004 respectively. Amounts outstanding as at December 31, 2003 and 2004 is $Nil and $39,708 respectively. Outstanding security deposits under the operating leases placed by Patni with affiliates and the Patni family at December 31, 2003 and 2004 were $284,651 and $297,510 respectively.

22.1.4
Patni has given donations to a public charitable trusts, the trustees of which include a director of the Company and his relatives. The donations paid during the years ended 2002, 2003 and 2004 were $51,536, $53,712 and $55,199 respectively.

22.1.5
Patni has incurred $Nil, $3,192 and $8,438 for the years ended December 31, 2002, 2003 and 2004 respectively towards rental and other incidental charges on behalf of the PCSTL, Ashoka Computers, PCS Cullinet and PCS Finance, which would be subsequently reimbursed. The amount outstanding as of December 31, 2003 and 2004 is $3,192 and $226 respectively.

    Due from affiliates

22.1.6
Patni placed two deposits with PCSTL during 1999 aggregating $921,234 and $643,363 carrying interest at the rate of 18% and 12% per annum respectively. During the year 2001, an additional deposit of $208,117 was placed with PCSTL carrying interest at the rate of 12% per annum. Interest earned on these deposits amounted to $133,557 during the year ended December 31, 2002. In December 2002, PCSTL has repaid these amounts in full together with accrued interest.

22.1.7
During the year 2000, Patni USA lent a sum of $4,700,000 to two of its shareholders secured by promissory notes. Interest on both loans accrued at 6.21%. The terms of the loan required repayment of principal and accrued interest on December 31, 2002. However, in September 2002, these loans were repaid in full to Patni USA together with accrued interest. Interest earned on these notes amounted to $212,362 during the year ended December 31, 2002.

    Due from employees

22.1.8
Patni grants personal loans to eligible employees, either for housing or personal purposes. Personal loans include loans for vehicle purchase and other individual employee needs. Such loans are repayable in equal installments over periods ranging from 6-60 months. Interest on these loans is charged at 7.5%-9%. Loans outstanding at December 31, 2003 and 2004 were $101,904 and $86,453 respectively.

22.1.9
Patni USA, Patni UK, Patni GmbH and Cymbal and its subsidiaries grant personal loans to employees as well as advances to meet initial conveyance and living expenses. Such loans and advances are repayable over periods ranging upto 60 months and 6 months respectively. Interest charged on these loans and advances ranged from 0% to 10%. Balance outstanding of such loans and advances at December 31, 2003 and 2004 were $660,411 and $1,159,387 respectively.

    Employees execute promissory notes for the amount advanced along with a guarantor's agreement as collateral. In the case of long term housing loan, the original house deed is sought to be deposited with the Company as collateral, in addition to the guarantor's agreement.

22.1.10
Patni has given an interest-free advance for educational purposes to an employee who is a shareholders' son. Patni was amortizing this advance by the straight-line method over the period of five years. The advance outstanding as at December 31, 2003 and 2004 was $Nil. The amortizations in this regard amounted to $16,868 and $Nil for the years ended December 31, 2003 and 2004 respectively.

    Transactions with General Electric ("GE")

22.1.11
Patni USA, Patni UK and Patni GmbH sell software services to various companies of the GE group. Sales to GE during the years ended December 31, 2002, 2003 and 2004 amounted to $95,857,692, $103,402,102 and $103,440,511 respectively. This amounts to 51%, 41% and 32% of the total revenue for the years ended December 31, 2002, 2003 and 2004 respectively. Gross receivables from various GE companies as at December 31, 2003 and 2004 amounted to $26,174,095 and $26,429,295 respectively. This amounted to 46% and 37% of the total receivables as at December 31, 2003 and 2004 respectively.

22.1.12
GE charges Patni and Patni USA for data link connections. Data link charges for the years ended December 31, 2002, 2003 and 2004 amounted to $543,558, $615,587 and $1,165,610 respectively. Outstanding to GE at December 31, 2003 and 2004 on account of data link charges amounted to $168,139 and $247,165 respectively.

    Guarantees

22.1.13
Patni has issued a counter guarantee on behalf of PCSTL aggregating Rs. 150,000,000 ($3,439,578) to a bank. The guarantee was issued on August 30, 1997 and is a continuing guarantee for the credit limits allowed by the bank to PCSTL. The amounts under this guarantee are payable on demand. Further, the guarantee provides that until the bank has been repaid all amounts due therein, Patni will take no steps to enforce any right or claim against PCSTL for any reimbursement in respect of amounts paid by Patni to the bank.

23          Line of Credit

23.1.1
The Company has a Line of Credit of Rs.140,000,000 ($3,210,273) from its bankers for export credit requirements such as Packing Credit, Export Bill Discounting or Post Shipment Loan which have a maximum tenor of 180 days. This includes an inner limit of Rs.40,000,000 ($917,221) for working capital requirements such as Overdraft or Working Capital Demand Loan, which has a tenor of 365 days for loans and 1 day for Overdraft. The Company also has a limit for issuance of Bonds and Guarantees of Rs.70,000,000 ($1,605,136) for financial guarantees favoring the Government of India and other authorities which have a tenor of 36 months (including claim period). This limit is interchangeable with Letters of Credit, which have a tenor of 365 days. The line of credit bears interest as negotiated with the bank from time to time. The facilities are secured by book debts of the company and contain financial covenants and restrictions on indebtedness.

24          Commitments and contingent liabilities

24.1.1
The Company is obliged under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated $435,043 and $25,483,547 at December 31, 2003 and 2004.

24.1.2
Guarantees given by a bank on behalf of Patni amounted $249,755 and $355,507 as at December 31, 2003 and 2004 and letter of credit issued by bank was $Nil and $57,389 as at December 31, 2003 and 2004.

24.1.3
Certain income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

25          Fair value of financial instruments

25.1.1
The fair value of Patni's current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of capital lease obligations has been estimated by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements. The fair value and carrying value of capital lease obligations is set out below:

Capital lease obligations	Fair Value	Carrying value
At December 31, 2003	$530,978	$539,918
At December 31, 2004	$629,140	$656,828

CYMBAL CORPORATION AND SUBSIDIARIES

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2004

               Prepared by:
The Chugh Firm
13304 Alondra Blvd 2nd Floor
Cerritos, CA 90703
Tel: 562 229-1220
Fax: 562 229-1221

THE CHUGH FIRM

AN ACCOUNTANCY CORPORATION 13304 ALONDRA BOULEVARD, 2ND FLOOR CERRITOS, CALIFORNIA 90703-2263 TELEPHONE (562) 229-1220 FACSIMILE (562) 220-1221 E-MAIL: INFO@CHUGH.COM WWW.CHUGH.COM	SANTA CLARA TELEPHONE. (408) 970 0100 NEW JERSEY TELEPHONE (732) 205 0050

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Cymbal Corporation

              We have audited the consolidated balance sheet of Cymbal Corporation and subsidiaries as of June 30, 2004, and the related consolidated statement of income, changes in stockholder's equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

              We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

              In our opinion, the accompanying consolidating financial statements present fairly, in all material respects, the financial position of Cymbal Corporation and subsidiaries as of June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

              As discussed in Note 13 to the financial statements, in October 2004, the Company and its shareholders entered in to an agreement with Patni Computer Systems Inc, a Massachusetts Corporation, for sale of 100% common stock of the Company.

              As discussed in Note 15 to the financial statements, certain errors resulting in overstatement of previously reported income taxes and deferred taxes as of June 30, 2003, were discovered by management of the Company during the current year. Accordingly, an adjustment has been made to retained earnings as of July 1, 2003, to correct the error.

/s/ The Chugh Firm
The Chugh Firm
Cerritos, CA

May 31, 2005

CYMBAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2004

ASSETS
Current Assets
Cash and Cash Equivalents	$2,908,456
Accounts Receivable, net of allowance for doubtful accounts $66,380	6,051,540
Employee Advances	55,820
Prepaid Expenses	150,107
Tax Refund Receivable	196,277
Deferred Income Taxes	249,957
Interest Receivable	102,989

Total Current Assets	9,715,146

Property & Equipment, at cost
Vehicle	58,517
Software	5,769
Machinery & Equipment	206,907
Furniture and Fixtures	10,603

Total	281,796
Less: Accumulated Depreciation	(122,669)

Total Property and Equipment, net	159,127

Other Assets
Due from Shareholder	1,185,000
Restricted Cash	522,512
Investments	697,215
Deposits	179,566

Total Other Assets	2,584,293

Total Assets	$12,458,566

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable	$1,276,313
Accrued Expenses	3,652,476
Other Taxes Payable	375,344
Income taxes Payable	831,143
Other Current Liabilities	20,356
Deferred Liabilities	33,051
Deferred Rent	8,789
Deferred Income Taxes	384,505

Total Current Liabilities	6,581,977

Long Term Liabilities
Deferred Rent	30,761
Deferred Income Taxes	408,293

Total Liabilities	7,021,031

Stockholders' Equity
Preferred Stock, $0.01 par value; 5,000,000 shares authorized	—
Common Stock, no par value; 50,000,000 shares authorized	396,201
Shareholders Notes Receivable	(265,542)
Share Application Money	500
Accumulated Other Comprehensive Income	286,366
Retained Earnings	5,070,010
Treasury Stock	(50,000)

Total Stockholder's Equity	5,437,535

Total Liabilities & Stockholders' Equity	$12,458,566

See auditor's report and accompanying notes

CYMBAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2004

Revenue
Consulting Income	$32,157,826
Cost of Sales
See Schedule 1—Statement of Cost of Sale	20,983,383

Gross Profit	11,174,443

Operating Expenses
Selling and marketing expenses
See Schedule 2—Statement of Selling and Marketing Expense	5,609,169
General and administrative expenses
See Schedule 3—Statement of G & A Expenses	5,165,076

Total Operating Expense	10,774,245

Income from Operations	400,198
Other Income (Loss)/Expense	231,170
Interest Expense	(0)

Income before Provision for Income Taxes	631,368
Provision for Income Taxes	842,513

Net Income	$(211,145)

See auditor's report and accompanying notes

CYMBAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2004

	Preferred Stock
			Common Stock
	# of Shares				Shareholder Notes Receivable	Retained Earnings	Share Application Money	Accum. Other Comprehensive Income	Less: Treasury Stocks	Total Stockholders' Equity	Total Comprehensive Income
		Amount	# of Shares	Amount
BALANCE, JUNE 30, 2003	—	—	21,632,392	$243,201	$(206,890)	$4,327,462	$—	$173,923	$(50,000)	4,497,696	$173,923
Prior Period Adjustments, net of tax						953,693				953,693
Cancellation of stocks			(2,880,000)	(136,500)	136,500					—
Net Income						(211,145)				(211,145)	(211,145)
Foreign currency translation adjustments								112,443		112,443	112,443

Comprehensive income											$75,221

Share Application Money				(500)			500			—
Issuance of Stocks			5,799,996	290,000	(260,000)					30,000
Payment of Notes Receivable					64,848					64,848

BALANCE, JUNE 30, 2004			24,552,388	$396,201	$(265,542)	$5,070,010	$500	$286,366	$(50,000)	5,437,535

See auditor's report and accompanying notes

CYMBAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2004

Cash flows from operating activities
Net Income	$(211,145)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	162,371
Provision for Bad and Doubtful Accounts	40,140
Foreign Currency Translation Adjustments	112,443
Adjustment	953,693
Changes in Operating Assets and Liabilities:
Accounts Receivable	(2,631,230)
Prepaid Expenses	(62,013)
Interest Receivable	(58,377)
Tax Refund Receivable	(196,277)
Deferred Tax Assets	(249,957)
Deposits	(144,047)
Advance Income "Tax Paid"	54,280
Accounts Payable	432,079
Accrued Liabilities	2,399,074
Income Tax Payable	192,088
Deferred Revenue	33,051
Deferred Rent	39,550
Other Current Liabilities	(10,345)
Deferred Tax Liabilities	(346,793)

Net cash provided by (used in) operating activities	508,584

Cash flows from investing activities
Purchase of Property and Equipment	(246,405)
Employee Advances	(29)
Investment	(572,215)
Decrease in Notes Receivable from Stockholder	201,348
Increase in Due from Stockholder	(157,440)

Net cash provided by (used in) investing activities	(774,741)
Cash flows from financing activities
Cancellation of Common Stock	(136,500)
Cash Deposits Restricted for Use	(522,512)
Issuance of Stock	30,000

Net cash provided by (used in) financing activities	(629,012)

Net Increase (Decrease) in Cash & Cash Equivalents	(895,169)
Cash & Cash Equivalents at the beginning of year	3,803,622

Cash & Cash Equivalents at the end of year	$2,908,456

Supplementary disclosure
Interest paid during the year	—
Income tax paid during the year	323,784
Notes paid by common shareholder	64,848
Notes received in exchange for common stock	260,000

See auditor's report and accompanying notes

CYMBAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

Note 1--Description of Operation and Summary of Significant Accountant Policies

Nature of Business

Cymbal Corporation (the Company) provides IT consulting services and delivers on-time solutions to its customers in the Telecommunication and Financial Services. The Company also offers support to its customers in system integration, application management, and product development programs. Cymbal Corporation was incorporated in California in December 1997.

During the year ended June 30, 2002, the Company established a wholly-owned subsidiary, Cymbal Limited, in the United Kingdom. The subsidiary is also engaged in IT consulting services in Telecommunication industry.

During the year ended June 30, 2002, the Company acquired Aristasoft International Private Ltd. in India and later changed the name to Cymbal Information Services Private Limited. This wholly-owned subsidiary is also engaged in IT consulting services in Telecommunication industry.

On April 22, 2004, the Company established a wholly-owned subsidiary in Thailand, Cymbal Information Services (Thailand) Limited. No operations have been conducted by this subsidiary for the fiscal year ending June 30, 2004.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, which are more than 50% owned and controlled. All intercompany accounts and transactions have been eliminated. Cymbal U. K. and India subsidiaries have been audited by local auditors for the fiscal year June 30, 2004.

Accounting Method

The company uses the accrual method of accounting for financial and income tax reporting.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, depreciation and amortization, commissions, taxes and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents. Occasionally, the Company has cash deposited in a financial institution in excess of federally insured limits.

Property and Equipments

Property and equipment are stated at cost. Expenditure for renewals and improvements that significantly extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to income as incurred.

Depreciation is recorded on a straight-line basis. The following is a summary of the depreciation periods which approximate the estimated useful lives of the property and equipment:

Assets	Estimated Useful Lives
Furniture, fixtures, & equipment	3-8 years

Depreciation expense for the years ended June 30, 2004 was $162,371.

Investments in Nonpublic Stock

The Company's investments consist of equity securities in certain of its customer companies that are not publicly traded and that represent less than a 5% interest. These investments are reported under the cost method of accounting.

Other Assets

The Company considers cash that is restricted in use as non-current assets.

Revenue Recognition

The Company derives revenues from software services, which are mainly provided on a time and material basis. Revenues are recognized as related services are performed.

Revenues with respect to fixed-price contracts are recognized on a percentage of completion basis. In measuring the progress towards completion, the Company has used input (costs expended) method, as there is a direct relationship between input and productivity.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Accounts Receivable

Accounts receivable are stated at face value. An allowance for doubtful accounts is also reported on the face of the Company's consolidated balance sheet. The allowance is established via a provision for bad debts charged to operations. On a periodic basis, management evaluates its accounts receivable and establishes or adjusts its allowance to an amount that it believes will be adequate to absorb possible losses on accounts that may become uncollectible, based on evaluations of the collectibility of individual accounts, the Company's history of prior loss experience and on current economic conditions. Accounts are written-off and charged against the allowance when management believes that the collectibility of the specific account is unlikely.

Stock-based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for stock Issued to Employees, (APB No. 25)" and related interpretations. The Company also complies with the disclosure provisions of Statement of Financial Accounting Standard No 123, "Accounting for Stock-based Compensation, (SEAS No. 123)" for employee stock-based transactions, which was amended by Statement of Financial Accounting Standard No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure—An amendment of FASB Statement No. 123". Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount and individual must pay to acquire the stock and amortized over the vesting period. All transactions, with other than employees, in which goods and services are the consideration received for the issuance of equity instruments, such as stock options, are accounted for under SFAS No. 123 and expensed based on the fair value of the equity instruments issued or the goods and services received, whichever is more reliably measured.

Functional and Foreign Currency Translation

The functional currency of the Company is the US dollar. The functional currencies of the Company's foreign subsidiaries are the applicable local currencies. Accordingly, the assets and liabilities of the foreign subsidiaries are translated at the rate of exchange at year-end, and revenues and expense are translated at the average rate of exchange during the year. All gains and losses from the translation of the financial statements of the foreign subsidiaries are included in other comprehensive income in the statement of shareholders' equity and comprehensive income.

Foreign Currency Transactions

Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Transaction gain or loss arising from change in exchange rates between the date of transaction and period end exchange rates are included in the consolidated statements of income.

Comprehensive Income

The Company follows the provisions of SFAS No. 130 "Reporting Comprehensive Income". This statement requires companies to classify items of other comprehensive income by their components in the financial statements and display the accumulated balance of other comprehensive income separately from retained earnings in the equity section of a statement of financial position.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including furniture, fixtures and equipment and investments, for impairment and determines whether an event or change in facts and circumstances indicates that the carrying amount may not be recoverable under the standards established in FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Management believes that there has been no material impairment of long-lived existing assets and, accordingly, no loss has been recognized during the reporting period.

Note 2—Financial Instruments and Concentrations in Credit Risk

 The Company maintains high cash and cash equivalents with one major financial institution in the United States. Deposits with this bank exceed the amount of the $100,000 Federal Deposit Insurance Corporation (FDIC) insurance provided on such deposits.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential uncollectible accounts as deemed necessary. The Company generally does not require collateral to secure its accounts receivable. The Company estimates credit losses based on management's evaluation of historical experience and current industry trends. Although the Company expects to collects amounts due, actual collections may differ from the estimated amounts.

Paragraph 39 of FASB Statement No. 14 requires the disclosure of information about the Company's major customers. The Company's revenues from its major customers, SBC, Hutchison and Virgin Mobil, are account for 35%, 15% and 14%, respectively, of the Company's total revenues for the year. Accounts receivable from these customers are $2.89 million, $0.81 million and $0.41 million, respectively, and account for 48%, 14% and 7%, respectively, of the total Accounts Receivable as of June 30, 2004. Concentration of credit risk on accounts receivable is high due to small number of customers comprising the Company's customer base.

The Company's largest supplier accounted for approximately 27% of the accounts payable balance as of June 30, 2004.

Approximately 82% of investments in nonpublic stock are from one entity.

Cymbal Corporation's (USA) net assets represent approximately more than 95% of the Company's consolidated net assets as of June 30, 2004. Approximately 83% of the Company's revenues were generated by Cymbal Corporation, the United States based parent company.

Note 3—Related Party Transaction

Shareholder's Notes Receivables

As of June 30, 2004, the Company has remaining notes receivable from its stockholders in the amount of $265,542 in exchange for shares of its stocks. Total interest receivable related to this notes receivables amounts to $32,410 computed at 7% per annum.

Due from Shareholders

As of June 30, 2004, the Company has given $1,185,000 unsecured loan to four of its stockholders. The Company accrues interest between 5% to 6% per annum. The Company has accrued $70,579 as interest receivable out of this Interest accrued on this loan for this fiscal year amounts to $47,407.

Interest Receivable

Interest receivable as of June 30, 2005 consists of following:

Interest on shareholder's notes receivable	$32,410
Interest on due from shareholders	47,407

Total interest receivable	$102,989

Note 4—Investments

 Investments include private equity investments in privately held companies. The investments are accounted for using cost method as the Company's ownership interest is less than 20%. Investments at June 30, 2004 amounted to $697,215. Management believes that the carrying value of the investments approximated to its fair value as on June 30, 2004 and, therefore, no impairment charges are required.

Note 5—Accrued Expenses and Other Taxes Payable

 As of June 30, 2004, accrued expenses consist of the following:

Accrued payroll expenses	$2,492,091
Accrued vacation and sick leave	257,730
Accrued employee benefits	59,937
Accrued sales commission	842,718

Total accrued expenses	$3,652,476

As of June 30, 2004, other taxes payable consists of the following:

Sales tax\VAT payable	$243,391
Canadian GST payable	125,571
Other taxes payable	6,383

Total other taxes payable	$375,345

Note 6—Income Taxes

 The provision for income taxes for the year ended June 30, 2004 consists of the following:

Current income tax expense:

Federal	$678,460
State	206,963

Total current income tax expenses	885,423

Deferred income tax expenses (benefits)

Federal	(23,049)
State	(19,860)

Total deferred income tax expenses (benefits)	(42,909)

Total income tax provision	$842,514

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $1,365,000 for United Kingdom and $1,082,000 for India at June 30, 2004. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the foreign country. However, unrecognized foreign tax credits would be available to reduce a substantial portion of the U.S. liability.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. Significant components of the Company's deferred taxes are as follows:

The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

Deferred tax assets liabilities:

Cash versus accrual basis reporting	$(769,011)
Accumulated depreciation	(23,787)

Total deferred tax liabilities	(792,298)

Deferred tax assets:

Allowance for doubtful accounts	17,076
State income taxes	57,484
Accrued bonuses	54,265
Net operating loss carry forward	121,132

Total deferred tax assets	249,957

Net deferred tax assets (liabilities)	$(542,341)

Deferred tax assets and liabilities are classified as follows:

Current deferred income taxes

Assets	$249,957
Liabilities	(384,505)

Non-current deferred income taxes

Assets	0
Liabilities	(408,293)

Prior to 2002, the Company was permitted to report under the cash basis of accounting for income tax purposes. Commencing in 2002, the cash basis of accounting was no longer available to the Company for income tax reporting. Consequently, the Company is required to utilize the accrual basis of accounting for income tax reporting purposes. In accordance with the tax regulations, the temporary difference between the cash and accrual methods of accounting as of June 30, 2002 is being recognized in taxable income ratably over a four-year period commencing with 2002. Deferred income taxes have been provided on this difference.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carry forwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions currently available to the company, in making this assessment. Based on the level of historical taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realize the benefits of those deductible differences, net of existing valuation allowances.

Note 7—Other Current Liabilities and Long Term Liabilities

 As of June 30, 04, other current liabilities consist of:

Other current liabilities	$20,356
Deferred liabilities	33,051
Deferred rent	8,789

Total other current liabilities	$62,196

As of June 30, 04, long liabilities consist of deferred rent in the amount of $30,761.

Note 8—Preferred Stock

 In September 2002, the Board approved the resolutions to amend its Certificate of Incorporation to authorize 5,000,000 shares of the Corporation's Preferred Stock. The Board may divide the Preferred Stock into any number of series and shall fix the designation and number of shares of each such series. The Board may determine and alter the rights, preferences, privileges and restrictions granted to and impose upon any wholly unissued series of the Preferred Stock. No preferred stock has been issued as of June 30, 2004.

Note 9—Common Stock

 Majority purchases of common stock since inception were executed by promissory notes. These notes accrue interest at 7% and generally mature after two years from the date of issuance. During the year, the Company received payment of $64,848 from its stockholder as full settlement of his promissory notes.

During the year ended June 30, 2004, the Company has cancelled 2,880,000 shares of common stock issued in the prior fiscal year and also the related promissory notes for total of $136,500.

During the year ended June 30, 2004, the Company has issued additional 5,799,996 shares of common stocks worth $290,000. The Company has received notes receivable in the amount of $260,000 for issuance of these shares and balance $30,000 worth of stocks issued for services rendered to the Company.

Note 10—Stock Option Plans

 The Board approved and adopted the 1997 Incentive Stock Plan (the "1997 Plan") in December 1997. Under the 1997 Plan, officers, directors, employees and consultants may be granted stock options. The Company has reserved a total of 2,500,000 shares of common stock for issuance under the 1997 plan. The purchase price for incentive stock options shall not be less than 100% of the fair market value of the Company's common stock on the date of the grant. The purchase price for non-qualified options shall not be less than 85% of the fair market value of the Company's common stock on the date of the grant. The options generally expire 10 years from date of grant and generally vest ratably over a four to five year period.

The Board approved and adopted the 2000 Incentive Stock Plan (the "2000 Plan") in August 2000. Under the 2000 plan, officers, directors, employees and consultants may be granted the stock option. The Company has reserved a total of 1,000,000 shares of common stock for issuance under the 2000 plan. The purchase price for incentive stock options shall not be less than 100% of the fair market value of the Company's common stock on the date of the grant. The purchase price for non- qualified options shall not be less than 85% of the fair market value of the Company's common stock on the date of the grant. The options generally expire 10 years from the date of grant and generally vest ratably over a four to five year period.

Under the Company's 2001 Incentive Stock Plan (the "2001 Plan"), directors, officers and other key employees and consultants may be granted stock options. The Company has reserved a total of 1,000,000 shares of common stock for issuance under the 2001 Plan. The purchase price for incentive stock options and non-qualified options shall not be less than 100% and 85% of the fair market value of the Company's stock on the date of the grant. The awards generally expire 10 years from date of grant and generally vest over a four-year period.

Note 11—Commitments

 The Company leases its corporate headquarters under a non-cancelable operating lease until February 28, 2009.

The subsidiary in India is leasing facilities at two locations—Hyderabad and Pune. For Hyderabad location, the Company entered into three lease agreement and renewable for another term. As for Pune location, the lease is based on "Leave and License" agreement which will start on October 1, 2004 for term of eleven months only.

At June 30, 2004, the future minimum lease payments under the non-cancelable operating lease are as follows:

Year ending on June 30,	Amount
2005	$408,981
2006	349,991
2007	298,528
2008	291,004

Total minimum lease payments	$1,348,504

Rent expense was $862,897 for the fiscal year ended June 30, 2004.

The Company currently has a certain Strategic Partnership and Master Services Agreement dated November 19, 2002 with Zensar Technologies Limited India (Zensar). This partnership agreement was entered into with intention of serving customers of the Company by subcontracting certain services to Zensar.

To effect certain changes in which services are controlled, on April 1, 2004 the Company entered into an agreement with Zensar to the transition of control of Zensar's Offshore Development Center (ODC) at India dedicated to execute the projects subcontracted by the Company.

The agreement requires providing subcontracting services with a minimum commitment of $12,100,000 until March 31, 2006. Annual commitments are $8,500,000 and $3,600,000 for the period ended March 31, 2005 and March 31, 2006, respectively. In addition, the agreements provide for `cost plus' model thereby generating mark up on such services rendered up to $720,000—$500,000 and $220,000 during twelve months ending March 31, 2005 and March 31, 2006, respectively. This mark up referred to constitute the net profit agreed and shall be prorated on monthly basis for each year for which the Company has provided irrevocable letter of credit from Bank of America.

The agreement also provides for an option to purchase ODC including the transfer of the leasehold interest of facilities, legal transfer of ownership of all equipments used in connection with ODC, transfer of all the Zensar personnel and assignment of any other contract rights of Zensar relating to the ODC to the Company. The option may be exercisable on or before March 31, 2006. The consideration to be paid by the Company to Zensar is for facilities at Fair Value to be mutually agreed upon and for ODC employees equivalent of four months payroll cost for any employee employed for less than 12 months as of April 1, 2004 and equivalent of six months payroll cost for an employee employed for more than 12 months as of April 1, 2004 and the amount of loans and advances taken by such employees from Zensar, provided the obligation to repay any such loans or advances shall be transferred to company.

In addition, the option agreement states that until the employees are transferred, the Company is required to reimburse Zensar for personnel costs of $185,000 per month. This amount is reduced for any employees who quit or are terminated. Additionally, the Company is required to reimburse Zensar for other operating expenses including facilities and other expenses. Once the employees are transferred to the Company, the associated operating expenses are no longer required to be reimbursed; however, the Company is required to pay a one time fee based on employees transferred and equipment taken.

Also, time deposit of Cymbal India in the amount of $10,365 is restricted for use. The deposit serves as margin money of the guarantee amount required by Custom Department of India to avail government incentives for free custom duties in the import of equipments.

Note 12—Letter of Credit

 The Company has an approved standby letter of credit with Bank of America in favor of Zensar Technologies Ltd. India in the amount of $636,667 and it is secured by time deposit in the amount of $512,147. This deposit is classified as non-current assets.

Note 13—Subsequent Events

Sale of Stocks:

In October 2004, the Company and its shareholders entered in to an agreement with Patni Computer Systems Inc (Patni), a Massachusetts Corporation for sale of 100% common stock of the Company to Patni, for consideration in cash of $23,781,915. In pursuance of this agreement, the Company has terminated certain contracts, the liability arising on which has been recorded on the consolidated balance sheet of the Company on November 3, 2004, since the Company was a party to these contracts. These costs relating to contract terminations/settlements amounting to $10,968,029 have been settled by Patni as part of the transaction. The terms of the sale also provide for payment of contingent consideration to the Company's shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and can not exceed $33,000,000. As of November 3, 2004 (after close of business hours), Patni acquired 100% common stock of the Company in pursuance of the above-mentioned agreement.

Incentive Stock Options:

After the fiscal year ending June 30, 2004, various employees have exercised their stock options which were issued under different stock option plans adopted by the Company. The total numbers of stock options granted to employees were 2,765,000 with the total grant price of $122,438. The total numbers of stock options exercised by employees were 1,467,500 with the total exercise price of $53,438.

Cancellation of Common Stock:

After the fiscal year ending June 30, 2004, the Company cancelled 1,352,388 numbers of common shares. As a result the company has reduced the common stocks by $19,405 and notes receivable by $265,542.

Zensar Agreement:

Subsequent to the fiscal year ending June 30, 2004, the Company has exercised the option to transfer all the Zensar ODC employees to the Company.

401(K) Plan Termination:

The Company has terminated the 401(K) plan subsequent to the fiscal year ending June 30, 2004.

Note 14—Litigation

 The Company has filed a lawsuit against its customer Blackstone Technology Group Inc (Blackstone) for breach of written contract and common counts in the amount of $272,729. Blackstone has filed a cross complaint against the Company for breach of contract and unjust enrichment for $680,000.

Note 15—Prior Period Adjustments

 The balance of retained earnings at the beginning of the fiscal year of 2003-2004 has been restated for the balance previously reported to reflect the total adjustments of $73,828 ($122,046 net of $48,218 income tax effect) for an understatement of commission expense in fiscal year June 30, 2003 at the UK subsidiary. Also, it is the result of consolidating the subsidiary in India this fiscal year and reversal of interest accrued on notes received from stockholders during the fiscal year of June 30, 2003 was reversed. In addition, balance of beginning retained earnings has been restated to reflect the total adjustments of $879,865 for an overstatement of current and deferred taxes in fiscal year June 30, 2003.

CYMBAL CORPORATION AND SUBSIDIARIES

SCHEDULE 1—STATEMENT OF COST OF SALE

FOR THE YEAR ENDED JUNE 30, 2004

Payroll and Payroll Taxes	$9,029,396
Subcontractors	10,626,048
Consulting	420,947
Immigration	119,065
Insurance	7,994
Training	31,692
Recruiting	72,881
Reimbursed Expenses	160,932
Moving Expense	21,745
Telephone	6,982
Travel	446,273
Other Personnel Cost	38,327
Other Establishment Cost	351
Other Direct Cost	749

Total Cost of Sale	$20,983,383

See auditor's report and accompanying notes

CYMBAL CORPORATION AND SUBSIDIARIES

SCHEDULE 2—STATEMENT OF SELLING AND MARKETING EXPENSES

FOR THE YEAR ENDED JUNE 30, 2004

Payroll & Payroll Taxes	1,829,955
Travel	274,827
Meals and entertainment	62,131
Advertising	116,981
Commission	2,783,312
Business Development	485,375
Insurance	2,643
Recruiting	14,969
Legal & Immigration	23,774
Telephone	15,202

Total cost of selling and marketing expenses	$5,609,169

See auditor's report and accompanying notes

CYMBAL CORPORATION AND SUBSIDIARIES

SCHEDULE 3—STATEMENT OF GENERAL AND ADMINISTRATIVE EXPENSES

FOR THE YEAR ENDED JUNE 30, 2004

Travel and lodging	$243,298
Payroll and Payroll Taxes	2,395,071
Insurance	478,886
Rent	862,897
Continuing Education	63,355
Telephone & Communication	205,082
Legal and professional fees	369,938
Automobiles	14,581
Depreciation and amortization	162,371
Utilities	52, 677
Janitorial	2,880
Meals & Entertainment	8,252
Bank Charges	8,817
Licenses and permits	2,789
Bad Debt	40,140
Donation	15,385
Moving	205
Repairs & Maintenance	40,518
Recruiting	32,256
Office Expense	32,025
Postage & Delivery	25,120
Printing & Stationery	30,364
Website Development	2,713
Internet Charges	55,665
Dues & Subscription	4,637
Other Establishment Cost	3,312
Other Administrative Cost	9,707
Miscellaneous	2,132

Total General and Administrative Expenses	$5,165,076

See auditor's report and accompanying notes

PATNI COMPUTER SYSTEMS LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Patni Computer Systems Limited

        We have reviewed the accompanying condensed consolidated balance sheets of Patni Computers Systems Limited and subsidiaries ("the Company") as of September 30, 2005 and December 31, 2004, the related condensed consolidated statements of income for the nine-month period ended September 30, 2005 and September 30, 2004, Shareholders' equity and comprehensive income for the nine-month period ended September 30, 2005 and the related condensed consolidated statements of cash flows for the nine-month period ended September 30, 2005 and September 30, 2004. These condensed consolidated financial statements are the responsibility of the Company's management.

        We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

KPMG

November 1, 2005
Mumbai, India

PATNI COMPUTER SYSTEMS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As at
	December 31, 2004	September 30, 2005
	(Restated)
Assets
Current assets
Cash and cash equivalents	$77,143,498	$31,805,750
Investments in liquid mutual fund units	55,372,919	98,954,773
Investment in securities	30,249,800	33,614,912
Accounts receivable, net	45,721,964	53,813,034
Accounts receivable, net from a significant shareholder	26,282,949	26,172,930
Costs and estimated earnings in excess of billings on uncompleted contracts	15,233,440	26,260,095
Deferred income taxes	5,951,315	8,964,836
Other current assets	10,575,425	12,693,339

Total current assets	266,531,310	292,279,669

Other assets	5,987,387	6,229,157
Property, plant and equipment, net	55,074,565	85,316,374
Intangible assets, net	11,987,830	11,296,977
Goodwill	24,677,771	30,356,759

Total assets	$364,258,863	$425,478,936

Liabilities and shareholders' equity
Current liabilities
Billings in excess of costs and estimated earnings on uncompleted contracts	2,846,346	1,746,461
Income taxes payable	2,501,065	82,741
Deferred income taxes	115,659	836,176
Accrued expenses	20,779,367	28,254,096
Other current liabilities	20,470,593	44,436,144

Total current liabilities	46,713,030	75,355,618

Other liabilities	19,052,036	14,546,315

Total liabilities	$65,765,066	$89,901,933

Shareholders' Equity
Common shares Rs. 2 par value; Authorized 250,000,000 shares (Issued and outstanding; 124,997,009 shares and 125,282,734 shares as of December 31, 2004 and September 30, 2005 respectively).	5,542,301	5,555,338
Additional paid-in capital	180,906,859	181,885,391
Retained earnings	103,446,183	143,075,488
Accumulated other comprehensive income	8,598,454	5,060,786

Total Shareholders' Equity	298,493,797	335,577,003

Total liabilities and Shareholders' Equity	$364,258,863	$425,478,936

See accompanying notes to the condensed consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30, 2004	Nine months ended September 30, 2005
	(Restated)
Revenues	$155,602,922	$248,883,349
Revenue from a significant shareholder	78,247,204	77,547,054
Cost of revenues	141,874,190	209,085,142

Gross profit	91,975,936	117,345,261
Selling, general and administrative expenses	43,500,609	65,549,595
Provision for doubtful debts and advances	686,314	75,051
Foreign exchange (gain)/loss, net	2,421,675	(647,516)

Operating income	45,367,338	52,368,131
Other income/(expense)
Interest and dividend income	3,097,178	3,105,756
Interest expense	(237,080)	(897,869)
Gain on sale of investments, net	87,028	1,053,912
Other (expense)/income, net	(1,435,932)	362,173

Income before income taxes	46,878,532	55,992,103
Income taxes	6,557,917	9,828,900

Net income	$40,320,615	$46,163,203

Earnings per share
Basic	$0.33	$0.37
Diluted	$0.33	$0.36
Weighted average number of common shares used in computing earnings per share
Basic	122,436,980	125,071,300
Diluted	123,584,141	126,662,402

See accompanying notes to the condensed consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common shares
			Additional Paid-In- Capital	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income	Shareholders Equity
	Shares	Par value
Balance as at January 1, 2005 (Restated)	124,997,009	5,542,301	180,906,859	103,446,183		8,598,454	298,493,797
Issuance of equity shares on exercise of options	285,725	13,037	932,132				945,169
Cash dividend				(6,533,898)			(6,533,898)
Tax benefit arising on exercise of stock options			46,400				46,400
Comprehensive income
Net income				46,163,203	46,163,203		46,163,203
Other comprehensive income:
Translation adjustment					(3,297,839)	(3,297,839)	(3,297,839)
Unrealised gain on investments					135,843	135,843	135,843
Unrealised loss on cashflow hedging derivatives, net					(375,672)	(375,672)	(375,672)

Comprehensive income					42,625,535	(3,537,668)

Balance as at September 30, 2005	125,282,734	5,555,338	181,885,391	143,075,488		5,060,786	335,577,003

See accompanying notes to the condensed consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30, 2004	Nine months ended September 30, 2005
	(Restated)
Net Income	$40,320,615	$46,163,203
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	8,108,199	11,703,872
Deferred taxes	1,353,678	132,322
Provision for doubtful debts and advances	686,314	75,051
Others	137,817	(1,000,604)
Changes in assets and liabilities	(15,495,122)	(1,405,460)

Net cash provided by operating activities	$35,111,501	$55,668,384

Investing activities:
Purchase of investment securities	(57,996,873)	(155,856,628)
Proceeds from sale of investment securities	46,068,211	155,042,595
Purchase of investments in liquid mutual fund units	(179,649,810)	(224,848,987)
Proceeds from sale of investments in liquid mutual fund units	105,580,057	178,910,550
Additional purchase consideration to Cymbal shareholders	—	(5,678,988)
Others	(16,336,760)	(42,135,166)

Net cash used in investing activities	$(102,335,175)	$(94,566,624)

Financing activities:
Proceeds from common shares issued, net of expenses	64,268,351	991,569
Dividend on common shares	(3,061,551)	(6,530,668)
Others	153,491	105,424

Net cash provided by financing activities	$61,360,291	$(5,433,675)

Effect of exchange rates changes on cash and cash equivalents	(1,333,878)	(1,005,833)
Net increase/(decrease) in cash and cash equivalents	(5,863,383)	(44,331,915)
Cash and cash equivalents at the beginning of the period	47,939,550	77,143,498

Cash and cash equivalents at end of the period	$40,742,289	$31,805,750

See accompanying notes to the condensed consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1            Organization and nature of business

1.1.1
Patni Computer Systems Limited ("Patni") together with its subsidiaries, ("Patni Group" or "the Company") is engaged in IT consulting, software development and Business Process Outsourcing ("BPO"). Patni established a branch in Korea and Netherlands during the nine months ended September 30, 2005.

2            Basis of preparation

2.1.1
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and in the opinion of management include all adjustments which are of a normal recurring nature that are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods shown. These financial statement should be read in conjunction with the consolidated financial statements and related notes included in the Company's annual financial statements for the year ended December 31, 2004.

3            Use of estimates

3.1.1
The preparation of financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.

4            Stock-based compensation

4.1.1
The Company uses the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretation including FASB interpretation 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25", issued in March 2000, to account for its employee stock based compensation plans. Under this method, compensation expense is recorded on the date of the grant, only if the current fair value of the underlying stock exceeds the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", an amendment of FASB Statement No. 123. All stock options issued to date have been accounted for as fixed awards.

4.1.2
Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

	For the nine months ended
	September 30, 2004	September 30, 2005
	(Restated)
Net income, as reported	$40,320,615	$46,163,203
Add: Stock based employee compensation expense included in reported income	—	—
Less: Stock based employee compensation expense determined under fair value based method, net of tax effects	373,251	2,685,262
Pro forma net income	$39,947,364	$43,477,941
Reported earnings per share
Basic	$0.33	$0.37
Diluted	$0.33	$0.36
Pro forma earnings per share
Basic	$0.33	$0.35
Diluted	$0.32	$0.34

5            Recently Issued Accounting Standards

5.1.1
Recently, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" requiring companies to change accounting policies to record the fair value of stock options issued to employees as an expense. Currently, the Company does not deduct the expense of stock option grant from its income statement based on the fair value method as the Company has adopted pro-forma disclosure provisions of SFAS No. 123 "Accounting for Stock based Compensation". The Company is required to adopt SFAS No. 123R from January 1, 2006. The Company is evaluating the impact of this standard on the existing grant of employee stock options and future grants, if any. At September 30, 2005, unamortised costs determined based on the fair value approach described in SFAS No. 123 amount to $4,056,474.

6            Acquisitions

    Cymbal

6.1.1
On November 3, 2004, Patni USA acquired 100% equity interest in Cymbal which is engaged in providing IT services to clients in the telecom sector. The primary purpose for the acquisition was to establish presence in the Telecom IT services sector. The consolidated financial statements include the operating results of Cymbal from the date of acquisition. The purchase price of $25,093,065 (including direct expenses of $1,311,150) has been paid in cash. Additionally, in connection with the acquisition, the Company incurred $10,968,029 of costs relating to certain contract terminations/settlements and acquisition costs of Cymbal. Such costs have been recognized by the Company as liabilities assumed at the acquisition date resulting in additional goodwill.

The
terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over three years and ending on October 31, 2007, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $33,000,000, inclusive of payments under an incentive plan for certain employees as described below. The Company has followed the consensus reached in EITF 95-8, "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination" and accordingly will record the contingent payments, other than payments to certain employees under the incentive plan, as goodwill in the periods in which the contingency is resolved.

As
per the Stock Purchase Agreement and amendments thereof, $5,689,353 became payable to the shareholders of Cymbal as contingent consideration based on achievement of certain revenue and margin targets. This amount is payable by October 31, 2005. $4,848,466 and $840,886 have been recorded as Goodwill and Cost of revenues and Selling, General and Administrative expenses respectively based on the provision of the Stock Purchase Agreement. Additionally, the Company paid $830,522 as consideration to Cymbal shareholders in accordance with the terms of the Stock Purchase Agreement and amendments thereof. This amount has been recognised as Goodwill.

Further,
as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Cymbal. The incentive payments under this plan will not exceed $3,400,000 payable over a three year period ending on October 31, 2007. Since the incentive payments are linked to continuing employment, the payments under the plan will be recorded as compensation for post acquisition services.

6.1.2
This transaction has been accounted using the purchase method of accounting as required by SFAS No. 141. The original purchase price has been allocated to the acquired assets and liabilities based on management's estimate of fair values as follows:

Cash and cash equivalents	$3,061,034
Property, Plant and Equipment	935,159
Other assets, net	2,689,444
Contract termination/settlement and acquisition related liabilities	(10,968,029)
Deferred taxes	(4,126,140)
Customer related intangibles	11,418,200
Goodwill	22,083,397

Total	$25,093,065

7            Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts

	As at
	December 31, 2004	September 30, 2005
Cost incurred on uncompleted contracts	$20,109,850	$26,706,203
Estimated earnings	18,665,927	24,866,240

	38,775,777	51,572,443
Less: Billings till date	26,388,683	27,058,809

	$12,387,094	$24,513,634
Included in the accompanying balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	15,233,440	26,260,095
Billings in excess of costs and estimated earnings on uncompleted contracts	(2,846,346)	(1,746,461)

	$12,387,094	$24,513,634

8            Property, plant and equipment

8.1.1
Property, plant and equipment consists of the following:

	As at
	December 31, 2004	September 30, 2005
Land	$4,357,900	$3,866,744
Land held for sale	—	590,044
Building	17,289,733	22,987,900
Leasehold improvements	2,181,133	3,551,392
Computer—Hardware and other service equipment	26,670,735	32,635,696
Computer—Software	14,122,711	16,647,693
Furniture and fixtures	9,847,027	13,911,956
Other equipment	12,519,355	17,089,231
Vehicles	2,067,660	2,383,860
Capital work-in-progress	4,534,364	13,943,387
Capital advances	1,077,756	7,222,144

	94,668,374	134,830,047
Less: Accumulated depreciation and amortization	39,593,809	49,513,673

	$55,074,565	$85,316,374

8.1.2
Depreciation and amortization expense on property, plant and equipment was $8,045,200 and $11,013,019 for the nine months ended September 30, 2004 and 2005 respectively.

  This includes amortization for computer software of $1,799,390 and $2,598,838 for the nine months ended September 30, 2004 and 2005 respectively.

8.1.3
In July 2001, the Company acquired leasehold land rights for 3,305 sq. meters, in Vashi,Navi Mumbai for sixty years for a total consideration of $850,392. In December 2002, on a fresh assessment of realizable value of this land, the Company has provided $289,490 towards impairment in the value of this land. The lease agreement provides for transfer or assignment of its rights with the approval of the Lessor.

As
the Company did not find the Vashi land suitable for its current requirements, it has opted for disposal of its rights and has entered into an MOU with an intending buyer for a total consideration of $3,976,369. After receipt of the total consideration in September 2005, the Company applied for transfer of rights, in the format prescribed by the Lessor. Pending conveyance of the title and receipt of confirmation to this effect by the Lessor, the Company has retained this amount of $3,976,369 as "Other Current Liabilities" and intends to recognize the sale, when confirmation of transfer of title is received.

9            Intangible assets

9.1.1
Intangible assets as at December 31, 2004 and September 30, 2005 consists of the following:

	As at
	December 31, 2004	September 30, 2005
Customer related intangibles	$12,258,200	$12,258,200
Less: Accumulated amortization	270,370	961,223

	$11,987,830	$11,296,977

9.1.2
Amortization for the nine months ended September 30, 2004 and 2005 amounted to $62,999 and $690,853 respectively. The estimated amortization for the intangible assets, for the next five years would be as follows:

	2005	2006	2007	2008	2009
Amortization	873,900	1,023,040	1,086,750	1,168,230	1,223,860

9.1.3
The movement in goodwill balance for the year ended December 31, 2004 and nine months ended September 30, 2005 is given below:

	As at
	December 31, 2004	September 30, 2005
Balance at beginning of the period	$2,594,374	$24,677,771
Goodwill relating to acquisition consummated during the period	22,083,397	—
Additional goodwill arising on account of contingent consideration for Cymbal acquisition	—	$5,678,988

Balance at end of the period	$24,677,771	$30,356,759

9.1.4
Goodwill as of December 31, 2004 and September 30, 2005 has been allocated to the following reportable segments:

	December 31, 2004	September 30, 2005
Segment
Financial services	$2,594,374	$2,594,374
Telecom services	22,083,397	27,762,385

Total	$24,677,771	$30,356,759

10          Derivatives financial instruments

10.1.1
As at September 30, 2005, not all hedged transactions had occurred. Accordingly, changes in fair values of designated cash flow hedges were recorded in the consolidated statements of income and in accumulated other comprehensive income.

During
the nine months period ended September 30, 2004, gain of $162,812 on cash flow hedges against forecasted transactions was deferred and recorded as a component of accumulated other comprehensive income. During the nine months ended September 30, 2005, loss of $375,672 on cash flow hedges against forecasted transactions was deferred and recorded as a component of accumulated other comprehensive income. Additionally, there was no gain or loss recorded in the statement of income during this period on account of hedge ineffectiveness, as the critical terms of the hedging instrument and of the hedged item were the same, both at the inception of the hedge and on an ongoing basis.

The
following table presents the aggregate contracted principal amounts of the Company's derivative contracts outstanding:

	Currency	December 31, 2004	September 30, 2005
Forward contracts (sell)	USD	103,000,000	127,000,000

11          Income taxes

11.1.1
Income tax expenses are determined on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

11.1.2
Income tax expense attributable to income from continuing operations consists of the following:

	Nine months ended
	September 30, 2004	September 30, 2005
Current taxes	$5,204,239	$9,696,577
Deferred taxes	1,353,678	132,323

Total	$6,557,917	$9,828,900

12          Segment Information

12.1.1
SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for the way enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company's operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical location of the customers. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information, and are set out in the summary of significant accounting policies.

12.1.2
Industry segments of the Company comprise financial services, insurance services, manufacturing companies, telecommunications, technology services (comprising Independent Software Vendors and Product Engineering) and others such as energy and utilities, retail, logistics and transportation and media and entertainment. The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Fixed assets used in the Company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

12.1.3
Patni's geographic segmentation is based on location of customers and comprises United States of America ("USA"), Europe, Japan, India and Others, which include Rest of Asia Pacific and Rest of the World. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorization of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services.

Industry and Technology segments

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
	For the nine months ended September 30, 2004
Revenue	$47,527,064	$77,485,946	$68,231,222	$454,997	$14,787,373	$10,517,984	$14,845,540	$233,850,126
	As of the year ended December 31, 2004
Accounts receivables	8,689,913	19,223,898	24,818,665	6,198,845	3,662,373	3,348,753	6,062,466	72,004,913
Billings in excess of cost and estimated earnings	(55,182)	(946,385)	(831,123)	(99,408)	(27,576)	(477,791)	(408,881)	(2,846,346)
Advance from customers		(66,734)	(21,605)		(47,130)		(2,570)	(138,039)
Cost and estimated earnings in excess of billings	2,014,083	1,202,844	4,553,774	1,992,678	2,062,245	1,768,014	1,639,802	15,233,440
	As of and for the nine months ended September 30, 2005
Revenue	$52,893,338	$93,453,891	$72,766,563	$47,320,097	$16,944,560	$21,909,603	$21,142,351	$326,430,403
Accounts receivables	13,645,574	15,678,286	21,660,125	12,253,351	4,433,402	6,253,334	6,061,892	79,985,964
Billings in excess of cost and estimated earnings	(240,522)	(238,210)	(419,529)	(265,821)	(75,917)	(459,074)	(47,388)	(1,746,461)
Advance from customers	(58,472)	(207,695)	(137,132)	—	(42,710)	(1,000)	(19,292)	(466,301)
Cost and estimated earnings in excess of billings	3,116,543	6,721,134	4,471,935	5,602,849	1,548,709	2,996,096	1,802,829	26,260,095

Geographic segments

Particulars	USA	Europe	Japan	India	Others	Total
	As of and for the nine months ended September 30, 2004
Revenue	$206,650,066	$17,285,295	$7,690,360	$526,144	$1,698,261	$233,850,126
	As of and for the year ended December 31, 2004
Accounts receivables	62,053,958	8,433,786	366,978	132,587	1,017,604	72,004,913
Billings in excess of cost and estimated earnings	(2,806,346)	(28,339)	(2,813)	(8,848)	—	(2,846,346)
Advance from customers	—	(132,431)	—	(5,608)	—	(138,039)
Cost and estimated earnings in excess of billings	10,463,077	2,245,047	2,205,617	84,647	235,052	15,233,440
	As of and for the nine months ended September 30, 2005
Revenue	$277,462,912	$30,152,361	$13,692,602	$1,256,105	$3,866,423	$326,430,403
Accounts receivables	66,628,053	10,369,985	1,416,705	147,582	1,423,639	79,985,964
Billings in excess of cost and estimated earnings	(1,170,875)	(105,214)	(241,520)	(610)	(228,242)	(1,746,461)
Advance from customers	(442,147)	—	—	(24,154)	—	(466,301)
Cost and estimated earnings in excess of billings	20,371,871	2,563,309	2,642,887	177,238	504,790	26,260,095

12.1.4
One customer accounted for 33% and 24% of the total revenues for the nine months ended September 30, 2004 and 2005 respectively. Receivables from this customer as at December 31, 2004 and September 30, 2005 amounted to 37% and 32% of the total receivables respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 16% and 12% of the total revenues for the nine months ended September 30, 2004 and 2005 respectively. Receivables for this customer as at December 31, 2004 and September 30, 2005 amounted to 6% and 0.03% of the total receivables.

13          Earnings per share

	Nine months ended
Particulars	September 30, 2004	September 30, 2005
Net Income	$40,320,615	$46,163,203
Weighted average number of shares outstanding	122,436,980	125,071,300
Effect of dilutive equivalent shares-stock options outstanding	1,147,161	1,591,102
Weighted average number of equity shares and equivalent share outstanding	123,584,141	126,662,402

14          Commitments and contingent liabilities

14.1.1
The Company is obliged under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated $25,483,547 and $20,674,018 at December 31, 2004 and September 30, 2005.

14.1.2
Guarantees given by a bank on behalf of Patni amounted $355,507 and $428,864 as at December 31, 2004 and September 30, 2005 and letter of credit issued by bank was $57,389 and $738,838 as at December 31, 2004 and September 30, 2005.

14.1.3
Certain income tax related proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including January 1, 2006, (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

       American Depositary Shares

Patni Computer Systems Limited

Each American Depositary Share Represents Two Equity Shares

Goldman Sachs (Asia) L.L.C.

Merrill Lynch & Co.

ABN AMRO Rothschild LLC

Representatives of the Underwriters

Jefferies
Macquarie Bank Limited

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WHERE YOU CAN FIND MORE INFORMATION
EXPENSES OF THE ISSUE
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PATNI COMPUTER SYSTEMS LIMITED CONSOLIDATED BALANCE SHEETS
PATNI COMPUTER SYSTEMS LIMITED CONSOLIDATED STATEMENTS OF INCOME
PATNI COMPUTER SYSTEMS LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (Restated)
PATNI COMPUTER SYSTEMS LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS
PATNI COMPUTER SYSTEMS LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CYMBAL CORPORATION AND SUBSIDIARIES FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2004
INDEPENDENT AUDITOR'S REPORT
CYMBAL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2004
CYMBAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED JUNE 30, 2004
CYMBAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED JUNE 30, 2004
CYMBAL CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2004
CYMBAL CORPORATION AND SUBSIDIARIES SCHEDULE 1—STATEMENT OF COST OF SALE FOR THE YEAR ENDED JUNE 30, 2004
CYMBAL CORPORATION AND SUBSIDIARIES SCHEDULE 2—STATEMENT OF SELLING AND MARKETING EXPENSES FOR THE YEAR ENDED JUNE 30, 2004
CYMBAL CORPORATION AND SUBSIDIARIES SCHEDULE 3—STATEMENT OF GENERAL AND ADMINISTRATIVE EXPENSES FOR THE YEAR ENDED JUNE 30, 2004
PATNI COMPUTER SYSTEMS LIMITED UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
PATNI COMPUTER SYSTEMS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
PATNI COMPUTER SYSTEMS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
PATNI COMPUTER SYSTEMS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
PATNI COMPUTER SYSTEMS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
PATNI COMPUTER SYSTEMS LIMITED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS